Exhibit 99.1
ENVIRI II CORPORATION (“NEW ENVIRI”)
TWO LOGAN SQUARE 100-120 NORTH 18TH STREET, 17TH FLOOR,
PHILADELPHIA, PENNSYLVANIA 19103
              , 2026
Dear Enviri Corporation Stockholder:
I am pleased to report that the previously announced spin-off of the Harsco Environmental and Harsco Rail segments of Enviri Corporation, a Delaware Corporation (“Enviri”), by CLEH, Inc., a Delaware corporation and successor to Enviri (“CE Holdings”), is expected to become effective on              , 2026.
The spin-off will occur by CE Holdings distributing (the “Distribution”) all the outstanding shares of common stock, par value $0.00001 per share, of Enviri II Corporation, a Delaware corporation (“New Enviri”), to its stockholders (the then former stockholders of Enviri). As described in the attached information statement, prior to the Distribution, we will effect a series of reorganizational transactions, pursuant to which, among other things, Enviri will merge with and into Enviri LLC, a Delaware limited liability company that is currently a wholly owned subsidiary of CE Holdings (“Enviri LLC”), with Enviri LLC being the surviving entity, and each outstanding share of common stock of Enviri will be exchanged for one share of common stock of CE Holdings (the “Holding Company Merger”), and New Enviri will come to hold the Harsco Environmental and Harsco Rail segments.
New Enviri will be a separate, publicly traded company. We have applied to list shares of New Enviri’s common stock on the New York Stock Exchange (“NYSE”) under the ticker symbol “NVRI.”
Holders of record of Enviri’s shares of common stock immediately before the effective time of the Holding Company Merger will receive in the Holding Company Merger one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them, and will subsequently receive in the Distribution one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the Holding Company Merger. No action is required by any Enviri or CE Holdings stockholder to receive shares of CE Holdings common stock or New Enviri common stock, nor will Enviri or CE Holdings stockholders be required to pay anything to receive shares of CE Holdings common stock or New Enviri common stock.
No fractional shares of New Enviri common stock will be issued. If you would otherwise be entitled to a fractional share, you will receive cash in lieu of fractional shares without any interest thereon.
The Distribution is subject to the satisfaction or waiver of certain conditions precedent set forth in the Separation Agreement, dated November 20, 2025 (the “Separation Agreement”), by and among Enviri, CE Holdings, Veolia Environnement S.A., a French société anonyme (“Veolia”), and New Enviri, including those set forth in the Plan of Merger, dated November 20, 2025 (the “Merger Agreement”), by and among Enviri, CE Holdings, Enviri LLC, Veolia and Liberty Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Veolia (“Merger Sub”). The Merger Agreement provides for the acquisition by Veolia of CE Holdings through the merger of Merger Sub with and into CE Holdings, with CE Holdings surviving as an indirect wholly owned subsidiary of Veolia (the “Merger”). At the time of the Merger, CE Holdings will own the Clean Earth segment of Enviri.

The attached information statement describes the Distribution and contains important information about New Enviri. I suggest you read it carefully. For more information about the Merger, please see Enviri’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 3, 2026 (File No. 001-03970).
If you have any questions regarding the Distribution, please contact Computershare Trust Company, N.A., Enviri’s transfer agent and registrar, at +1 (800) 850-3508.

Sincerely,

Russell C. Hochman
President and Chief Operating Officer of Enviri and President and Chief Executive Officer of New Enviri

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED MAY 4, 2026
Enviri II Corporation (“New Enviri”)
Distribution of Common Stock
(par value $0.00001 per share)
This information statement is being furnished to stockholders of Enviri Corporation, a Delaware corporation (“Enviri”), in connection with the distribution by CLEH, Inc., a Delaware corporation and successor to Enviri (“CE Holdings”), of all the outstanding shares of common stock, par value $0.00001 per share, of Enviri II Corporation, a Delaware corporation (“New Enviri”), to the stockholders of CE Holdings (the “Distribution”).
As described in this information statement, prior to the Distribution, we will effect a series of reorganizational transactions pursuant to which, among other things, Enviri will merge with and into Enviri LLC, a Delaware limited liability company and currently a wholly owned subsidiary of CE Holdings (“Enviri LLC”), with Enviri LLC being the surviving entity, and each outstanding share of common stock of Enviri will be exchanged for one share of common stock of CE Holdings (the “Holding Company Merger”), and New Enviri will come to hold the Harsco Environmental and Harsco Rail segments of Enviri. Following the Distribution, the stockholders of CE Holdings (the then former stockholders of Enviri) will own all of the common stock of New Enviri and New Enviri will be a separate, publicly traded company.
Holders of record of Enviri’s shares of common stock immediately before the effective time of the Holding Company Merger will receive in the Holding Company Merger one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them, and will subsequently receive in the Distribution one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the Holding Company Merger, which is expected to be on              , 2026 (the “Record Date”).
The Distribution will become effective immediately after the effective time of the Reorganization (as defined herein) on the Record Date. For Enviri stockholders who own shares of Enviri common stock in registered form, Enviri’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), will credit their shares of CE Holdings common stock and New Enviri common stock to book-entry accounts established to hold their shares of CE Holdings common stock and New Enviri common stock, respectively. Computershare, in its capacity as distribution agent, will send these stockholders statements reflecting their ownership of shares of New Enviri common stock shortly after the date of the Distribution. For Enviri stockholders who own shares of Enviri common stock through a broker or other nominee, their shares of New Enviri common stock will be credited to their accounts by the broker or other nominee.
No action is required by any Enviri or CE Holdings stockholder to receive shares of CE Holdings common stock or New Enviri common stock, nor will Enviri or CE Holdings stockholders be required to pay anything to receive shares of CE Holdings common stock or New Enviri common stock.
The Distribution is subject to the satisfaction or waiver of certain conditions precedent set forth in the Separation Agreement, dated November 20, 2025 (the “Separation Agreement”), by and among Enviri, CE Holdings, Veolia Environnement S.A., a French société anonyme (“Veolia”), and New Enviri, including those set forth in the Plan of Merger, dated November 20, 2025 (the “Merger Agreement”), by and among Enviri, CE Holdings, Enviri LLC, Veolia and Liberty Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Veolia (“Merger Sub”). The Merger Agreement provides for the acquisition by Veolia of CE Holdings through the merger of Merger Sub with and into CE Holdings, with CE Holdings surviving as an indirect wholly owned subsidiary of Veolia (the “Merger”). At the time of the Merger, CE Holdings will own the Clean Earth segment of Enviri.
No stockholder approval of the Distribution is required or sought, except in connection with Enviri’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (File No. 001-03970). We are not asking you for any other proxy, and you are requested not to send us any additional proxy. There is currently no trading market for shares of New Enviri common stock.
We have applied to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the symbol “NVRI,” which is currently the symbol for Enviri common stock. Following completion of the Distribution, New Enviri will be called “Enviri Corporation.”
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

If you have any questions regarding the Distribution, please contact Computershare, transfer agent and registrar, at +1 (800) 850-3508.
The date of this information statement is                , 2026.
A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access the information statement was first made available to Enviri stockholders on or about              , 2026. Enviri will mail this information statement to stockholders who previously elected to receive a paper copy of Enviri’s information statement materials.

i

GLOSSARY OF TERMS
Unless otherwise indicated or the context otherwise requires, references in this information statement to:
•“AR Facility” means revolving trade receivables securitization facility;
•“board of directors” or “our board of directors” means the board of directors of New Enviri;
•“bylaws” means our amended and restated bylaws that will become effective prior to the Distribution, the form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part;
•“certificate of incorporation” means our amended and restated certificate of incorporation that will become effective prior to the Distribution, the form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part;
•“Clean Earth Business” means the Clean Earth segment of Enviri;
•“CE Holdings” means CLEH, Inc., a Delaware corporation and, prior to the Holding Company Merger, a direct wholly owned subsidiary of Enviri, and, after the Holding Company Merger, the direct parent of Enviri LLC and New Enviri, and after the Merger, an indirect wholly owned subsidiary of Veolia that will directly and indirectly hold the Clean Earth Business;
•“CLEH Group” means the entities, as specified in the Separation Agreement, which hold the Clean Earth Business or which become a subsidiary of CE Holdings;
•“Closing” means the closing of the Merger;
•“Consolidated Adjusted EBITDA” means EBITDA as calculated in accordance with the agreement governing the Senior Secured Credit Facilities;
•“Deutsche Bahn” means National railway company in Germany;
•“Distribution” has the meaning set forth in “Basis of Presentation;”
•“Enviri” means Enviri Corporation, a Delaware corporation, which pursuant to the Holding Company Merger, will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger;
•“Enviri LLC” means Enviri LLC, a Delaware limited liability company and, prior to the Holding Company Merger and Reorganization, a direct wholly owned subsidiary of CE Holdings, and, after the Reorganization, a direct wholly owned subsidiary of New Enviri;
•“Group” means either the New Enviri Group or the CLEH Group, as the context requires;
•“Harsco Environmental” or “HE” means the Harsco Environmental segment of Enviri;
•“Harsco Rail” or “Rail” means the Harsco Rail segment of Enviri;
•“Holding Company Merger” has the meaning set forth in “Basis of Presentation;”
•“Merger” has the meaning set forth in “Basis of Presentation;”
•“Merger Agreement” means the Agreement and Plan of Merger, dated November 20, 2025, by and among Enviri, CE Holdings, Enviri LLC, Veolia and Merger Sub;
•“Merger Sub” means Liberty Merger Sub Inc., a Delaware corporation and a wholly owned indirect subsidiary of Veolia;

•“Net Debt” means total debt minus cash and cash equivalents (up to a maximum of $125 million) as defined in the agreement governing the Senior Secured Credit Facilities;
•“Network Rail” means the infrastructure manager for most of the railway in the U.K.;
•“New Enviri,” the “Company,” “we,” “us,” and “our,” unless otherwise specified, means Enviri II Corporation, a Delaware corporation, and its direct and indirect subsidiaries after giving effect to the Spin-Off;
•“New Enviri Business” means all of the businesses, operations and activities, including Harsco Environmental and Harsco Rail, conducted at any time prior to the Distribution by Enviri, other than the Clean Earth Business;
•“New Enviri Group” means New Enviri and each entity that is or will be a subsidiary of New Enviri after the Spin-Off;
•“NPPC” means the net periodic pension cost;
•“NYSE” means the New York Stock Exchange;
•“Reorganization” has the meaning set forth in “Basis of Presentation;”
•“Revolving Credit Facility” means the revolving credit facility under the Senior Secured Credit Facilities containing $50.0 million maturing on the earlier of July 1, 2026 and the date of the Closing and $625.0 million maturing on September 5, 2029, which Revolving Credit Facility size will be reduced to 1x Consolidated Adjusted EBITDA at Closing;
•“SBB” means the federal railway system of Switzerland;
•“SEC” means the Securities and Exchange Commission;
•“Senior Secured Credit Facilities” means the Term Loan and the Revolving Credit Facility;
•“Separation Agreement” means the Separation Agreement, dated November 20, 2025, by and among Enviri, CE Holdings, Veolia and New Enviri;
• “Spin-Off” means the Reorganization together with the Distribution;
•“Term Loan” means the $500 million term loan raised in March 2021 under the Senior Secured Credit Facilities, maturing on March 10, 2028;
•“Transactions” means the Holding Company Merger, the Reorganization, the Distribution and the Merger; and
•“Veolia” means Veolia Environnement S.A., a French société anonyme.

BASIS OF PRESENTATION
New Enviri is the registrant under the registration statement on Form 10 of which this information statement forms a part and will be the financial reporting entity following the completion of the Spin-Off. New Enviri was incorporated on November 3, 2025, under the laws of the State of Delaware as a wholly-owned direct subsidiary of Enviri for the purpose of engaging in the transactions contemplated by the Separation Agreement. New Enviri has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement.
To effect the Spin-Off, on the date of the Distribution, the following series of transactions will occur in the order set out below, each as further described under “The Holding Company Merger, Reorganization and Distribution—The Separation Agreement:”
•Enviri will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger and continuing, until the consummation of the Distribution, as a wholly owned subsidiary of CE Holdings, and each outstanding share of common stock of Enviri will be exchanged for one share of common stock, par value $1.25 per share, of CE Holdings (the “Holding Company Merger”);
•CE Holdings and its subsidiaries will effect a pre-Closing reorganization (the “Reorganization”), following which (i) CE Holdings will hold the Clean Earth Business and own all of the outstanding shares of common stock of New Enviri, (ii) New Enviri will own all of the equity interests of Enviri LLC, and (iii) Enviri LLC will hold the New Enviri Business; and
•CE Holdings will distribute the New Enviri Business through a distribution of all of the outstanding shares of common stock of New Enviri to the stockholders of CE Holdings (the then former stockholders of Enviri), on a pro rata basis (the “Distribution”), at a ratio of one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the effective time of the Holding Company Merger.
Immediately after the Distribution, Merger Sub will merge with and into CE Holdings, with CE Holdings surviving as an indirect wholly owned subsidiary of Veolia (the “Merger”).
As a result of the foregoing transactions, (i) Veolia will indirectly own CE Holdings, which will hold the Clean Earth Business, (ii) New Enviri will own Enviri LLC, which will hold the New Enviri Business, and (iii) the then former stockholders of Enviri will own all of the common stock of New Enviri.
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about New Enviri assumes the completion of the Transactions.
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, the Spin-Off is being treated as a reverse spin-off for accounting and financial reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs. This treatment is primarily a result of the size of New Enviri (the legal spinee) relative to CE Holdings (the legal spinnor) and because Merger Sub will merge with and into CE Holdings immediately following the Distribution, no members of corporate senior management of Enviri will be retained by CE Holdings following the Distribution and the Merger will occur immediately after the Spin-Off. As a result, we consider New Enviri as the accounting spinnor of CE Holdings.
We have also determined that Enviri represents the accounting predecessor to New Enviri and New Enviri represents the accounting successor to Enviri. Therefore, following the consummation of the Transactions, the historical financial statements of New Enviri, with respect to periods prior to the Spin-Off, will be represented by the historical financial statements of Enviri and the Clean Earth Business will be reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations. Pursuant to ASC 205-20, this presentation is not permitted until the consummation of the Transactions. As a result of the foregoing, the following financial statements and data are included in this information statement:
•audited consolidated financial statements of Enviri as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023;
•audited combined financial statements of New Enviri as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, which were prepared on a “carve-out” basis in accordance with GAAP from Enviri’s consolidated financial statements and accounting records and reflect the New Enviri Business as if New Enviri’s operations had been conducted independently from Enviri (included on a supplemental basis); and
•unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2025, which were derived from Enviri’s consolidated financial statements and accounting records and present New Enviri’s financial position and results of operations after giving effect to the Transactions, including the Spin-Off, as described under “Unaudited Pro Forma Condensed Combined Financial Statements.”
Enviri’s historical results are not representative of the results that New Enviri would have achieved as a separate, publicly traded company nor indicative of the results expected for any future period. In addition, the supplemental audited combined financial statements and unaudited pro forma condensed combined financial statements are being provided for illustrative purposes only, are not indicative of New Enviri’s future performance and do not reflect what New Enviri’s results would have been had New Enviri operated as a separate, publicly traded company during the periods presented. See Note 1, “Basis of Presentation” to the audited combined financial statements included elsewhere in this information statement for additional information.
Following the Spin-Off, we will have proprietary rights to a number of trademarks used in this information statement which are important to our business, including “ENVIRI,” “HARSCO,” or any derivatives or variations thereof. Solely for convenience, the trademarks and trade names in this information statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this information statement are the property of their respective owners.
Certain percentages and other figures provided and used in this information statement may not add up to 100% due to the rounding of individual components.
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QUESTIONS AND ANSWERS ABOUT THE HOLDING COMPANY MERGER, REORGANIZATION AND DISTRIBUTION
The following is a brief summary of the terms of the Holding Company Merger, Reorganization and Distribution. Please see “The Holding Company Merger, Reorganization and Distribution” for a more detailed description of the matters described below.

Q:	What are the Holding Company Merger, Reorganization and Distribution?

A:
The Holding Company Merger is the pre-Closing merger pursuant to which Enviri will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger and continuing, until the consummation of the Distribution, as a wholly owned subsidiary of CE Holdings, and each outstanding share of common stock of Enviri will be exchanged into one share of common stock, par value $1.25 per share, of CE Holdings.

The Reorganization is the pre-Closing reorganization that CE Holdings and its subsidiaries will effect, following which (i) CE Holdings will hold the Clean Earth Business and own all of the outstanding shares of common stock of New Enviri, (ii) New Enviri will own all of the equity interests of Enviri LLC and (iii) New Enviri will hold the New Enviri Business.

In the Distribution, CE Holdings will distribute the New Enviri Business through a distribution of all of the outstanding shares of common stock of New Enviri to the stockholders of CE Holdings (the then former stockholders of Enviri), on a pro rata basis. Holders of record of Enviri’s shares of common stock will receive in the Holding Company Merger one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them, and will subsequently receive in the Distribution one share of New Enviri common stock for every three shares of CE Holdings common stock held by them.
No action is required by any Enviri or CE Holdings stockholder to receive shares of CE Holdings common stock or New Enviri common stock, nor will Enviri or CE Holdings stockholders be required to pay anything to receive shares of CE Holdings common stock or New Enviri common stock.

Q:	Why am I receiving this document?

A:	Enviri is delivering this information statement to you because you are a holder of record of shares of Enviri common stock.

Q:	What is being distributed in the Distribution?

A:
We estimate a total of approximately                shares of New Enviri common stock will be distributed in the Distribution. For more information on the shares of New Enviri common stock being distributed in the Distribution, see “Description of Our Capital Stock.”

Q:	What will holders of Enviri common stock receive in the Distribution?

A:	Enviri stockholders will receive one share of New Enviri common stock for every three shares of Enviri common stock held by them. This will occur in a two-step process. First, in the Holding Company Merger, Enviri stockholders will receive one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them. Next, in the Distribution, CE Holdings stockholders (formerly Enviri stockholders) will receive a distribution of one share of New Enviri common stock for every three shares of CE Holdings common stock held by them.

Q:	What is the Record Date for the Distribution?

A:
Record ownership will be the time immediately after the effective time of the Holding Company Merger, which is expected to be on               , 2026, which we refer to as the “Record Date.” The person in whose name shares of CE Holdings common stock are registered immediately after the effective time of the Holding Company Merger on the Record Date (which will be the same person in whose name the shares of Enviri common stock exchanged in the Holding Company Merger were registered immediately before the Holding Company Merger) is the person to whom the shares of New Enviri common stock will be distributed in the Distribution.

Q:	When will the Distribution occur?

A:
We expect that shares of New Enviri common stock will be distributed by the distribution agent, on behalf of CE Holdings, effective immediately after the Reorganization, which is expected to be on               , 2026, which we refer to as the “Distribution Date” and will be the same date as the Record Date. The person in whose name shares of CE Holdings common stock are registered immediately after the effective time of the Holding Company Merger on the Record Date (which will be the same person in whose name the shares of Enviri common stock exchanged in the Holding Company Merger were registered immediately before the Holding Company Merger) is the person to whom the shares of New Enviri common stock will be distributed in the Distribution.

Q:	What will the relationship between CE Holdings and us be following the Transactions?

A:
Following the Transactions, New Enviri will be a separate, publicly traded company and CE Holdings (then the holder of the Clean Earth Business) will be a wholly owned indirect subsidiary of Veolia. At Closing, New Enviri and CE Holdings will enter into a transition services agreement (the “Transition Services Agreement”), pursuant to which New Enviri will provide certain transition services to CE Holdings and the Clean Earth Business. For more information regarding the Transition Services Agreement, see “The Holding Company Merger, Reorganization and Distribution—The Transition Services Agreement.” Under the Separation Agreement, each of CE Holdings and New Enviri agrees to indemnify, defend and hold harmless the other party, and its affiliates and certain representatives, from and after the Distribution, from certain specified liabilities being assumed or retained by each party.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on the part of Enviri or CE Holdings stockholders to participate in the Distribution. Though Enviri is soliciting a proxy statement in connection with the Merger, you are not being asked for a proxy in connection with the Distribution and no additional approval by Enviri or CE Holdings stockholders is required to effect the Distribution. Stockholders of Enviri and CE Holdings on the Record Date are not required to pay any cash or deliver any other consideration, including any shares of Enviri or CE Holdings common stock, for shares of New Enviri common stock distributable to them in the Distribution.

Q:	How will fractional shares be treated in the Distribution?

A:	If you would be entitled to receive a fractional share of New Enviri common stock in the Distribution, you will instead receive a cash payment in lieu of fractional shares, without any interest thereon. See “The Holding Company Merger, Reorganization and Distribution—Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:	How will shares of New Enviri common stock be distributed to me?

A:
Holders of shares of CE Holdings common stock as of the Record Date who owned shares of Enviri common stock immediately before the Holding Company Merger:
•in registered form, will hold their shares of New Enviri common stock in book-entry form; and
•through a broker or other nominee, will receive a credit to their accounts by the broker or other nominee for their shares of New Enviri common stock.
See “The Holding Company Merger, Reorganization and Distribution—Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the Merger?

A:	The Merger is the acquisition by Veolia of the Clean Earth Business through the merger of Merger Sub with and into CE Holdings (then the holder of the Clean Earth Business), with CE Holdings surviving as an indirect wholly owned subsidiary of Veolia. If the Merger is completed, for each share of CE Holdings common stock that you own at the Closing, you will be entitled to receive an amount per share, in cash, determined by the board of directors of Enviri (and publicly announced by Enviri) no later than five business days prior to the Closing, not to be less than $14.50 per share and not to exceed $16.50 per share without the consent of Veolia (such amount, the “Merger Consideration”).

Q:	What effect will the Transactions have on Enviri and CE Holdings?

A:
If the closing conditions under the Merger Agreement and the Separation Agreement have been satisfied or waived, (i) the Holding Company Merger, the Reorganization and the Distribution will be consummated, (ii) the Merger will be consummated and, thereafter, (iii) Enviri will no longer be a publicly traded company and CE Holdings will be a wholly owned indirect subsidiary of Veolia. In addition, following the completion of the Merger, (x) shares of Enviri common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Enviri will no longer file periodic reports with the SEC on account of shares of Enviri common stock, and (y) New Enviri will be a separate, publicly traded company trading under the ticker symbol “NVRI.”

Q:	What effects will the Distribution and Merger have on Enviri equity awards?

A:	Prior to the Holding Company Merger, each outstanding and unvested Enviri equity award (other than Enviri performance stock unit awards) will vest in full, each outstanding and unvested Enviri performance stock unit award will vest in accordance with its terms and each Enviri equity award will be cancelled and settled. See “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards” for a more detailed explanation.

Q:	What are the conditions that must be satisfied?

A:
The consummation of the Reorganization and the Distribution are subject to the satisfaction or waiver by Enviri of certain conditions, including:
•the shares of New Enviri common stock having been approved for listing on NYSE, subject to official notice of distribution;
•the satisfaction or waiver of the conditions to Closing set forth in the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time;
•Veolia will have irrevocably confirmed to Enviri and CE Holdings that each closing condition in the Merger Agreement with respect to Veolia’s and Merger Sub’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution and/or the Merger, or (iii) subject to applicable laws, is or has been waived by Veolia; and
•Amendment No. 16 to the Third Amended and Restated Credit Agreement, dated as of November 5, 2025, among Enviri, Bank of America, N.A., as agent, and the lenders party thereto (which amendment, among other things, amends certain covenants to permit and otherwise facilitate the Distribution) remaining in effect in accordance with its terms.
The Separation Agreement provides that the conditions are for the sole benefit of Enviri and CE Holdings and Enviri may waive any of the conditions to the Spin-Off and proceed with the Spin-Off even if all such conditions have not been met. If Enviri waives any such condition and the Spin-Off is completed, such waiver could have a material adverse effect on New Enviri’s business, financial condition or results of operations or the ability of stockholders of New Enviri to sell their shares after the Spin-Off, including, without limitation, as a result of illiquid trading due to the failure of New Enviri common stock to be accepted for listing on a national securities exchange. Notwithstanding Enviri’s or CE Holdings’ contractual ability to waive the conditions in the Separation Agreement, Enviri cannot proceed with the Distribution if there is a stop order, injunction or law preventing the consummation of the Spin-Off, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the SEC or if such registration statement does not remain effective.

Q:	What is the reason for the Distribution?

A:
The potential benefits and reasons considered by Enviri’s board of directors in making the determination to consummate the Distribution include the following:
•the Spin-Off of the New Enviri Business is a condition to the Merger;
•stockholders of CE Holdings (i.e., the stockholders of Enviri immediately prior to the Holding Company Merger) would receive shares of common stock of New Enviri in addition to the consideration being paid in the Merger, allowing such stockholders to continue to recognize value from the New Enviri Business;
•a portion of the sale proceeds from the sale of the Clean Earth Business would be used to repay significant indebtedness of Enviri, strengthening the balance sheet and capital structure of New Enviri;
•New Enviri would benefit from enhanced financial and strategic flexibility and operational agility, allowing it to weather any cyclical pressures, selectively pursue growth opportunities at Harsco Environmental, mitigate the impact of cyclical pressures and resolve loss-making Harsco Rail engineered-to-order (ETO) contracts;
•the Transactions are being implemented pursuant to a tax-efficient structure and are not expected to result in any material cash tax expense to Enviri, CE Holdings or New Enviri;
•the timing of the Merger and the Spin-Off in the context of current market activity, Enviri’s historic performance and the high level of market interest in the Clean Earth Business; and
•the overall value proposition to Enviri stockholders when considering the fact that the Merger Consideration received for the sale of the Clean Earth Business would represent (i) a significant premium over the unaffected stock price of Enviri, (ii) a higher EBITDA multiple than had been seen in this sector in recent comparable transactions and (iii) a significant step towards unlocking the sum-of-the parts value in Enviri.
Enviri’s board of directors also considered certain aspects of the Distribution that may be adverse to New Enviri. New Enviri’s shares of common stock may come under selling pressure as certain Enviri stockholders sell their New Enviri shares because they are not interested in holding an investment in the New Enviri Business. Moreover, certain factors such as the size and expected market value of New Enviri may limit investors’ ability to appropriately value New Enviri’s shares of common stock. In addition, after the Distribution, New Enviri will not own any rights to the Clean Earth Business. Finally, as a result of the Distribution, New Enviri will bear material costs associated with being a publicly traded company that are proportionally more significant to a relatively smaller company.

Q:	Is the Distribution expected to be taxable to me?

A:
For U.S. federal income tax purposes, in general, a holder of CE Holdings common stock will be treated as if such holder had received a distribution in an amount equal to the fair market value of the shares of New Enviri common stock (including fractional shares for which such holder receives cash), generally treated as a taxable dividend to the extent of such holder’s ratable share of CE Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in its shares of CE Holdings common stock, with any excess treated as capital gain from the sale or exchange of shares of CE Holdings common stock. A holder of CE Holdings common stock who receives cash in lieu of a fractional share of New Enviri common stock in the Distribution generally will be treated as having received such fractional share in the Distribution and then as having received cash in redemption of such fractional share. While the exact amount of CE Holdings’ earnings and profits cannot be determined until after the close of CE Holdings’ taxable year that includes the Distribution Date, holders should expect to treat the entire Distribution as a taxable dividend for U.S. federal income tax purposes. To the extent the Distribution is taxed as a dividend, the gross amount of the dividend generally will be taxable to non-corporate U.S. holders at the maximum 20% rate of tax currently in effect for “qualified dividend income” to the extent the CE Holdings shares on which such dividend is paid are treated as having been held by the applicable holder for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.”
A Non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of the gross amount of the dividend. CE Holdings or other applicable withholding agents will withhold a sufficient (as reasonably determined by New Enviri and Veolia) number of shares of New Enviri common stock otherwise distributable to a Non-U.S. holder in the Distribution and either (i) sell or cause to be sold such shares to generate the cash needed to pay the withholding tax due or (ii) pay the withholding tax due using CE Holdings’ own funds and retain such withheld shares of New Enviri common stock.
For a more detailed discussion of certain material U.S. federal income tax consequences of the Distribution, you should read “The Holding Company Merger, Reorganization and Distribution—Certain Material U.S. Federal Income Tax Consequences—The Distribution.” You should also consult with your tax advisor regarding the tax consequences to you of the Distribution, including the tax consequences under U.S. federal, state and local, non-U.S. and other tax laws.

Q:	How will the Distribution be financed?

A:	Except as otherwise set forth in the Merger Agreement, Separation Agreement or other transaction documents, Veolia and New Enviri will each bear its own costs and expenses incurred after the Distribution. However, the expenses in connection with printing and mailing the proxy statement, the registration statement on Form 10 of which this information statement is a part and certain documents to be provided to or filed with the SEC in connection therewith, will be shared equally by Enviri and Veolia in the event that the Merger Agreement is terminated in accordance with its terms and will be borne by Enviri in the event that the Closing occurs. Veolia or a subsidiary of Veolia paid the filing fee associated with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, filing.

Q:	What will be the final purchase price that will be paid by Veolia?

A:
The final purchase price paid by Veolia is subject to uncertainties by virtue of the purchase price adjustments set forth in the Separation Agreement. In particular, the amount of cash New Enviri will receive in the Transactions will be subject to adjustment based on the amount of the net working capital, cash and debt of the Clean Earth Business as of the Closing and the amount of capital expenditures made by the Clean Earth Business from the beginning of the fourth quarter of 2025 through the Closing. For more information regarding these purchase price adjustments, see “The Holding Company Merger, Reorganization and Distribution—The Separation Agreement—Certain Adjustments.” Following the Transactions, we anticipate that New Enviri will have between $200 million and $220 million in cash as of the Distribution Date, after giving effect to estimated costs and expenses related to the Transactions to be paid at Closing.

Q:	Who will manage New Enviri after the Transactions?

A:
New Enviri's management team will be led by Russell C. Hochman, who will be New Enviri's President and Chief Executive Officer, and who currently serves as Enviri's President and Chief Operating Officer. For more information regarding New Enviri's management and directors, see “Corporate Governance and Management.”

Q:	Does New Enviri intend to pay cash dividends?

A:	No. We do not expect to pay any cash dividends on New Enviri common stock in the near term. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.

Q:	How will the shares of New Enviri common stock trade?

A:
There is not currently a public market for shares of New Enviri common stock. We have applied to list shares of New Enviri common stock on the NYSE under the symbol “NVRI,” which is currently the symbol for the shares of Enviri common stock. Assuming such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution Date, when-issued trading in respect of shares of New Enviri common stock will end and regular-way trading will begin.

Q:	Are there risks associated with owning New Enviri common stock?

A:	Yes. Ownership of New Enviri common stock is subject to both general and specific risks related to, among other things, the New Enviri Business, the industry in which it operates and its status as a separate, publicly traded company. Ownership of New Enviri common stock is also subject to risks related to the Spin-Off. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Q:	What if I want to sell my Enviri common stock?

A:	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

Q:	What if I sell my Enviri common stock before the Record Date?

A:	If you sell shares of Enviri common stock prior to the Record Date, you will be selling your right to receive shares of New Enviri common stock in the Distribution.

Q:	What will govern my rights as a New Enviri stockholder?

A:	Your rights as a New Enviri stockholder will be governed by Delaware law, as well as New Enviri’s certificate of incorporation and bylaws. For additional details regarding New Enviri common stock and New Enviri stockholder rights, see “Description of Our Capital Stock.”

Q:	Do I have appraisal rights?

A:	No. Holders of shares of CE Holdings common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for the New Enviri common stock?

A:	Computershare will be the transfer agent for the New Enviri common stock.

Q:	Where can I get more information?

A:
If you have questions relating to the mechanics of the Distribution of shares of New Enviri common stock, you should contact the distribution agent:
Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, Massachusetts 02021
United States of America
Telephone: +1 (800) 850-3508
If you have questions relating to the Distribution or regarding New Enviri, you should contact:
Enviri Corporation
Investor Relations
(267) 857-8715

INFORMATION STATEMENT SUMMARY
The following is a summary of certain of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this information statement, which should be read in its entirety.
Overview
New Enviri is a market-leading, global provider of critical environmental services and material processing to the metals industry, and innovative equipment, after-market parts and services for the rail sector. We operate in over 30 countries and our two reportable business segments are Harsco Environmental and Harsco Rail.
Summary of Risk Factors
An investment in New Enviri’s common stock is subject to a number of risks, including risks related to the Spin-Off, risks related to our business and risks related to New Enviri common stock. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
Strategic and Operational Risks
•If the Company is unable to obtain, renew, or maintain compliance with its operating permits or license agreements with regulatory bodies, its business would be adversely affected.
•The seasonality of the Company’s business may cause quarterly results to fluctuate.
•Customer concentration and related credit and commercial risks, together with the long-term nature of contracts, may adversely impact the Company’s results of operations, financial condition and cash flows.
•The Company may continue to experience losses, including losses associated with Rail’s long-term fixed-price contracts.
•The Company may lose customers or be required to maintain or reduce prices as a result of competition.
•Higher than expected claims under insurance policies, under which the Company retains a portion of the risk, could adversely impact results of operations and cash flows.
•Increases in purchase prices (or decreases in selling prices) or availability of materials and commodities may affect the Company’s profitability.
•The success of the Company’s strategic ventures depends on the satisfactory performance by strategic venture partners of their strategic venture obligations.
•If the Company fails to maintain safe worksites, it may be subject to significant operating risks and hazards.
•The Company maintains a workforce based upon current and anticipated workload. If the Company does not receive future contract awards or if these awards are delayed, significant cost may result that could have a material adverse effect on results of operations, financial condition, liquidity and cash flows.
•Union disputes or other labor matters could adversely affect the Company’s operations and financial results.
•Increased information technology security threats and more sophisticated computer crime pose a risk to the Company and its vendors, systems, networks, products and services.
•Our actual or perceived failure to comply with privacy, data protection and information security laws, rules, regulations and obligations could harm our business.

Macroeconomic and Industry Risks
•Negative economic conditions may adversely impact demand for the Company’s products and services, as well as the ability of the Company’s customers to meet their obligations to the Company on a timely basis.
•Cyclical industry and economic conditions may adversely affect the Company’s businesses.
Legal and Regulatory Risks
•The Company’s global presence subjects it to a variety of risks arising from doing business internationally.
•The Company is subject to various environmental, health and safety laws and regulations relating to its operations and properties that impose significant costs and liabilities on the Company.
•The nature of the Company’s products and services creates the possibility of product liability, general liability and warranty claims, which could harm its business.
Financial, Tax and Financial Market Risks
•Restrictions imposed by the Company’s Senior Secured Credit Facilities and other financing arrangements may limit the Company’s operating and financial flexibility.
•The Company is exposed to counterparty risk in its derivative financial arrangements.
•The Company’s variable rate indebtedness subjects it to interest rate risk, which could cause the Company's debt service obligations to increase.
•The Company is subject to taxes in numerous jurisdictions and could be subject to additional tax liabilities, which could materially adversely affect the Company’s results of operations and cash flows.
•The Company’s defined benefit NPPC and net defined benefit pension obligations are directly affected by equity and bond markets. A downward trend in those markets could adversely impact the Company’s results of operations, financial condition and cash flows.
Ownership of New Enviri Common Stock Risks
•The Company’s stock price may fluctuate significantly.
•Raising additional capital may cause dilution to our existing stockholders and restrict the Company’s operations.
•If securities or industry analysts do not publish research reports about the Company’s business, or if they issue an adverse opinion about the Company’s business, its stock price and trading volume could decline.
•Since the Company has no current plans to pay regular cash dividends on its common stock, any return on investment in the Company’s common stock is solely dependent upon the appreciation of the price of the Company’s common stock on the open market, which may not occur.
•The Company will incur significant costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance initiatives.
•Certain provisions that will be contained in the Company’s certificate of incorporation and bylaws, as well as provisions of Delaware law, may prevent or hinder attempts by the Company’s stockholders to change management or to acquire a controlling interest in the Company, and the trading price of the Company’s common stock may be lower as a result.
Transaction Risks
•The Transactions may not achieve the anticipated benefits and will expose New Enviri to new risks.

•Because there has not been any public market for the Company’s common stock, the market price and trading volume of its common stock may be volatile and you may not be able to resell your shares at or above the initial market price of the Company’s common stock following the Distribution.
•The Distribution will be taxable to holders of CE Holdings common stock. The resulting tax liability to holders of CE Holdings common stock will depend, among other things, upon the fair market value of the New Enviri shares received in the Distribution, and could exceed the amount of cash received as Merger Consideration.
•The historical and pro forma financial information presented herein is not representative of the results that the Company would have achieved as a separate, publicly traded company and therefore is not a reliable indicator of its future results.
Corporate Information
New Enviri was incorporated on November 3, 2025 under the laws of the State of Delaware as a wholly-owned direct subsidiary of Enviri. Our corporate headquarters are located at Two Logan Square 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania 19103, and our telephone number is (267) 857-8715. Our website address is enviri.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this information statement.
Summary of the Holding Company Merger, Reorganization and Distribution
Please see “The Holding Company Merger, Reorganization and Distribution” for a more detailed description of the matters described below.

Holding Company Merger
Prior to the Reorganization, Enviri will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger and continuing, until the consummation of the Distribution, as a wholly owned subsidiary of CE Holdings. Each outstanding share of common stock of Enviri will be exchanged for one share of common stock of CE Holdings.

Distributing Company	CE Holdings, which will be the successor to Enviri following the Holding Company Merger, will continue to own all the assets of the Clean Earth Business after the Reorganization.

Distributed Company	New Enviri, as described in this information statement.

Distribution Ratio
Holders of record of Enviri’s shares of common stock immediately before the effective time of the Holding Company Merger will receive in the Holding Company Merger one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them, and will subsequently receive in the Distribution one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the effective time of the Holding Company Merger on the Record Date.

Securities to be Distributed	We estimate shares of New Enviri common stock will be distributed in the Distribution. Following the Distribution, New Enviri will be a separate company from CE Holdings.

Fractional Shares
No fractional shares of New Enviri common stock will be distributed in the Distribution. Fractional shares of common stock will be aggregated into whole shares of New Enviri common stock and sold in the public market at then-prevailing market prices by the distribution agent, and New Enviri stockholders will receive a cash payment in lieu of fractional shares without any interest thereon. The aggregate net cash proceeds of this sale will be distributed ratably to the stockholders who would otherwise have received fractional interests.

Distribution Agent, Transfer Agent and Registrar for the Shares	Computershare Trust Company, N.A. will be the distribution agent, transfer agent and registrar for shares of New Enviri common stock.

Record Date	Immediately after the effective time of the Holding Company Merger, which is expected to be on , 2026.

Distribution Date	Immediately after the Reorganization, which is expected to be on , 2026, which will be the same date as the Record Date.

Certain Material U.S. Federal Income Tax Consequences of the Distribution
For U.S. federal income tax purposes, in general, a holder of CE Holdings common stock will be treated as if such holder had received a distribution in an amount equal to the fair market value of the shares of New Enviri common stock (including fractional shares for which such holder receives cash), generally treated as a taxable dividend to the extent of such holder’s ratable share of CE Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in its shares of CE Holdings common stock, with any excess treated as capital gain from the sale or exchange of shares of CE Holdings common stock. A holder of CE Holdings common stock who receives cash in lieu of a fractional share of New Enviri common stock in the Distribution generally will be treated as having received such fractional share in the Distribution and then as having received cash in redemption of such fractional share. While the exact amount of CE Holdings’ earnings and profits cannot be determined until after the close of CE Holdings’ taxable year that includes the Distribution Date, holders should expect to treat the entire Distribution as a taxable dividend for U.S. federal income tax purposes. To the extent the Distribution is taxed as a dividend, the gross amount of the dividend generally will be taxable to non-corporate U.S. holders at the maximum 20% rate of tax currently in effect for “qualified dividend income” to the extent the CE Holdings shares on which such dividend is paid are treated as having been held for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.”

A Non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of the gross amount of the dividend. CE Holdings or other applicable withholding agents will withhold a sufficient (as reasonably determined by New Enviri and Veolia) number of shares of New Enviri common stock otherwise distributable to a Non-U.S. holder in the Distribution and either (i) sell or cause to be sold such shares to generate the cash needed to pay the withholding tax due or (ii) pay the withholding tax due using CE Holdings’ own funds and retain such withheld shares of New Enviri common stock.
A more detailed discussion of certain material U.S. federal income tax consequences of the Distribution can be found in the section entitled “The Holding Company Merger, Reorganization and Distribution—Certain Material U.S. Federal Income Tax Consequences—The Distribution.”

Stock Exchange Listing
There is not currently a public market for shares of New Enviri common stock. We have applied to list shares of New Enviri common stock on the NYSE under the symbol “NVRI,” which is currently the symbol for the shares of Enviri common stock. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution Date, when-issued trading in respect of our shares of common stock will end and regular-way trading will begin.

Relationship between CE Holdings and Us after the Distribution
Following the Distribution, New Enviri will be a public company and CE Holdings (then the holder of the Clean Earth Business) will be a wholly owned indirect subsidiary of Veolia. At Closing, New Enviri and CE Holdings will enter into a Transition Services Agreement pursuant to which New Enviri will provide certain transition services to CE Holdings and the Clean Earth Business. For more information regarding the Transition Services Agreement, see “The Holding Company Merger, Reorganization and Distribution—The Transition Services Agreement.” Under the Separation Agreement, each of CE Holdings and New Enviri agrees to indemnify the other party, and its affiliates and certain representatives, from and after the Distribution, from certain specified liabilities—among other things, New Enviri agrees to indemnify CE Holdings for any New Enviri Liability (but has no such indemnification obligations in respect of CE Holdings Liabilities) and CE Holdings is responsible for indemnifying New Enviri for CE Holdings Liabilities. See “Certain Relationships and Related Party Transactions” for a discussion of our other related party arrangements and the policies that will be in place for dealing with related party transactions.

Conditions to the Distribution
The Distribution is subject to the satisfaction or waiver by Enviri of certain conditions, including, among other things, (i) the shares of New Enviri common stock having been approved for listing on NYSE, subject to official notice of distribution, (ii) the satisfaction or waiver of the conditions to Closing set forth in the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time, (iii) Veolia having irrevocably confirmed to Enviri and CE Holdings that each of the applicable conditions to the Merger Agreement with respect to Veolia’s and Merger Sub’s obligations to effect the Merger (x) has been satisfied, (y) will be satisfied at the time of the Distribution and/or the Merger or (z) subject to applicable laws, is or has been waived by Veolia, and (iv) Amendment No. 16 to the Third Amended and Restated Credit Agreement, dated as of November 5, 2025, among Enviri, Bank of America, N.A., as agent, and the lenders party thereto (which amendment, among other things, amends certain covenants to permit and otherwise facilitate the Distribution) remaining in effect in accordance with its terms. See “The Holding Company Merger, Reorganization and Distribution—Reorganization and Distribution—The Separation Agreement” for more information on the conditions to the Reorganization and the Distribution.

Post-Distribution Dividend Policy	We do not expect to pay any cash dividends on our common stock in the near term. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”
Except as otherwise indicated, the estimates of the number of shares of New Enviri common stock to be distributed in, and to be outstanding after, the Distribution in this information statement is based on                       shares of Enviri common stock outstanding on                        , 2026 and gives effect to the accelerated vesting and settlement of Enviri LTI Awards and settlement of non-employee director phantom shares pursuant to the terms of the Merger Agreement and the distribution ratio of one share of New Enviri common stock for every three shares of CE Holdings common stock (formerly shares of Enviri common stock). The actual number of shares of Enviri common stock to be issued in connection with the acceleration, vesting and settlement of Enviri LTI Awards and the settlement of non-employee director phantom shares pursuant to the terms of the Merger Agreement will not be known until such settlement takes place shortly before the Record Date. The actual number of shares of New Enviri common stock to be distributed in the Distribution will be determined on the Record Date.
We have reserved 5,700,000 shares of New Enviri common stock for future issuance under the terms of our Omnibus Incentive Plan, which is inclusive of all shares that will be subject to the substitute SAR Awards to be granted by New Enviri to certain of our employees under the terms of the Merger Agreement and the Separation Agreement. See “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards” and “Executive Compensation.”

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, we will be treated as the “accounting spinnor” of CE Holdings and will be the “accounting successor” to Enviri for accounting and financial reporting purposes. As a result, the following tables summarize the historical financial data of Enviri (the accounting predecessor to New Enviri) and the unaudited pro forma financial data of New Enviri (the accounting successor to Enviri). See “Basis of Presentation” for additional information.
The summary historical consolidated balance sheet data as of December 31, 2025 and 2024, and the summary historical consolidated statement of operations data for the years ended December 31, 2025, 2024 and 2023, are derived from Enviri’s audited consolidated financial statements included elsewhere in this information statement.
The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2025, and the summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2025, are derived from New Enviri’s unaudited pro forma condensed combined financial statements included elsewhere in this information statement. The summary unaudited pro forma condensed combined financial data presents New Enviri’s financial position and results of operations after giving effect to the Transactions, including the Spin-Off, as described under “Unaudited Pro Forma Condensed Combined Financial Statements.”
The historical results set forth below are not representative of the results that New Enviri would have achieved as a separate, publicly traded company nor indicative of the results expected for any future period, and the pro forma results set forth below are being provided for illustrative purposes only, are not indicative of New Enviri’s future performance and do not reflect what New Enviri’s results would have been had New Enviri operated as a separate, publicly traded company during the periods presented. For factors that could cause actual results to differ materially from the historical and pro forma results presented below, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”
The historical and pro forma data set forth below should be read in conjunction with Enviri’s consolidated financial statements and related notes, New Enviri’s combined financial statements and related notes, and the “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enviri Corporation,” and “Management's Discussion and Analysis of Financial Condition and Results of Operations of Enviri II Corporation (Supplemental)” sections included elsewhere in this information statement.
Consolidated Statements of Operations Data

	Pro Forma	Historical Years Ended December 31,
	Year Ended December 31, 2025
(In thousands, except per share amounts)		2025	2024	2023
Revenues from continuing operations:
Service revenues	$1,014,291	$1,988,144	$1,977,781	$1,930,848
Product revenues	252,214	252,214	365,356	435,339
Total revenues	1,266,505	2,240,358	2,343,137	2,366,187
Costs and expenses from continuing operations:
Cost of services sold	836,022	1,547,681	1,563,391	1,511,097
Cost of products sold	265,574	265,574	340,719	397,626
Selling, general and administrative expenses	242,945	382,005	359,388	353,985
Research and development expenses	2,676	3,050	3,961	3,458
Goodwill and other intangible asset impairment charges	—	—	15,866	—
Property, plant and equipment impairment charge	7,797	7,797	23,444	14,099

Remeasurement of long-lived assets	—	—	10,695	—
Gain on sale of businesses, net	—	—	(10,478)	—
Other expense (income), net	103,959	30,002	5,437	(1,591)
Total costs and expenses	1,458,973	2,236,109	2,312,423	2,278,674
Operating income (loss) from continuing operations	(192,468)	4,249	30,714	87,513
Interest income	2,032	2,191	6,795	6,809
Interest expense	(42,699)	(110,962)	(112,217)	(107,081)
Facility fees and debt-related expense	(1,329)	(10,662)	(11,265)	(10,762)
Defined benefit pension expense	(21,635)	(21,635)	(17,607)	(22,326)
Loss from continuing operations before income taxes and equity income	(256,099)	(136,819)	(103,580)	(45,847)
Income tax benefit (expense) from continuing operations	8,170	(22,986)	(16,834)	(34,530)
Equity income (loss) of unconsolidated entities, net	155	155	(10)	(761)
Loss from continuing operations	(247,773)	(159,650)	(120,424)	(81,138)
Discontinued operations:
Loss from discontinued businesses	—	(5,494)	(5,297)	(5,133)
Income tax benefit from discontinued businesses	—	1,435	1,382	1,332
Loss from discontinued operations, net of tax	—	(4,059)	(3,915)	(3,801)
Net loss		(163,709)	(124,339)	(84,939)
Less: Net (income) loss attributable to noncontrolling interests	(3,892)	(3,892)	(5,312)	1,977
Net loss attributable to Enviri Corporation	$(251,665)	$(167,601)	$(129,651)	$(82,962)
Amounts attributable to Enviri Corporation common stockholders:
Loss from continuing operations, net of tax	$(251,665)	$(163,542)	$(125,736)	$(79,161)
Loss from discontinued operations, net of tax	—	(4,059)	(3,915)	(3,801)
Net loss attributable to Enviri Corporation common stockholders	$(251,665)	$(167,601)	$(129,651)	$(82,962)

Weighted average shares of common stock outstanding	28,069	80,712	80,118	79,796
Basic earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(8.97)	$(2.03)	$(1.57)	$(0.99)
Discontinued operations	—	(0.05)	(0.05)	(0.05)
Basic earnings (loss) per share attributable to Enviri Corporation common stockholders	$(8.97)	$(2.08)	$(1.62)	$(1.04)

Diluted weighted average shares of common stock outstanding	28,069	80,712	80,118	79,796
Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(8.97)	$(2.03)	$(1.57)	$(0.99)
Discontinued operations	—	(0.05)	(0.05)	(0.05)
Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders	$(8.97)	$(2.08)	$(1.62)	$(1.04)

Consolidated Balance Sheet Data

	Pro Forma	Historical
	As of December 31, 2025	As of December 31,
(In thousands)		2025	2024
Cash and cash equivalents	$332,947	$103,671	$88,359
Current maturities of long-term debt	14,373	25,874	21,004
Long-term debt	350,614	1,530,309	1,410,718

RISK FACTORS
You should carefully consider the risk factors described below, as well as general economic and business risks and the other information contained in this information statement, in evaluating the Company and its common stock. The occurrence of any of the events or circumstances described below or other adverse events could have a material adverse effect on the Company’s business, results of operations and financial condition and could cause the trading price of the Company’s common stock to decline. Additional risks or uncertainties not presently known to the Company or that it currently deems immaterial may also harm the Company’s business.
STRATEGIC AND OPERATIONAL RISKS
If the Company is unable to obtain, renew, or maintain compliance with its operating permits or license agreements with regulatory bodies, its business would be adversely affected.
The Company’s facilities operate using permits and licenses issued by various regulatory bodies at various local, state and federal government levels domestically and abroad. Failure to obtain permits and licenses necessary to operate these facilities on a timely basis or failure to renew or maintain compliance with its permits, licenses and site lease agreements on a timely basis could prevent or restrict the Company’s ability to provide certain services, resulting in a material adverse effect on its business. There can be no assurance that the Company will continue to be successful in obtaining timely permit or license applications approval, maintaining compliance with its permits, licenses and lease agreements and obtaining timely license renewals.
The seasonality of the Company’s business may cause quarterly results to fluctuate.
The majority of the Company’s cash flows provided by operations have historically been generated in the second half of the year. This is a result of normally higher income during the second and third quarters of the year, as the Company’s business tends to follow seasonal patterns as well as other factors including the timing of certain cash payments such as incentive compensation and other large payments in the first half of the year. If the Company is unable to successfully manage the cash flow and other effects of seasonality on the business, its results of operations may suffer.
Customer concentration and related credit and commercial risks, together with the long-term nature of contracts, may adversely impact the Company’s results of operations, financial condition and cash flows.
For the year ended December 31, 2025, the Company’s top five customers in HE accounted for approximately 36% of HE’s revenues and 29% of the Company’s consolidated revenues. For the year ended December 31, 2025, the Company’s top five customers in Rail accounted for approximately 54% of Rail’s revenues and 11% of the Company’s consolidated revenues. The Company routinely enters into contracts with its top customers of varying length and scope. Disagreements between the parties can arise as a result of the scope, nature and varying degree of relationship between the Company and these customers and can result in disagreements between the Company and a customer that could impact multiple regions within the Company’s business.
HE may incur capital expenditures or other costs at the beginning of a long-term contract that it expects to recoup through the life of the contract. A dispute with a customer during the life of a long-term contract could impact the ability of the Company to receive payments or otherwise recoup incurred costs and expenses.
Finally, HE has several large customers that, if any were to experience financial difficulty or file for bankruptcy or receivership protection, could adversely impact the Company’s results of operations, cash flows and asset valuations.
The Company may not achieve or maintain profitability in the future.
It is not certain that the Company will be able to achieve and/or sustain profitability or positive cash flows from operations in the future. The Company’s future financial performance depends in large part on its ability to successfully implement operational initiatives and make other investments to improve profitability, which entail significant risks and may be impacted by factors outside of the Company’s control. As a result, the Company cannot guarantee that such initiatives or investments will result in profitability or other benefits. If the Company is not able to achieve and maintain profitability or positive cash flow, it will require additional financing, which may not be available on favorable terms, or at all, and which could be dilutive to the Company’s stockholders.
The Company may continue to experience losses associated with Rail’s long-term fixed-price contracts.
Rail manufactures highly-engineered equipment under large long-term fixed-price contracts with several customers at prices that reflect the Company’s estimates of corresponding costs and schedules. Inaccuracies in these estimates may lead to cost overruns that may not be paid by the Company’s customers. The Company has recognized estimated forward loss provisions related to these contracts of $30.3 million, $32.7 million and $32.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. These forward estimated loss provisions were due to several factors, such as material and labor cost inflation, supply chain delays due to the bankruptcy of a key European-based vendor, increased engineering effort, and increased commissioning costs.
The Company may continue to experience challenges in the future, and it is possible that the Company’s overall estimate of liquidated damages, penalties and costs to complete these contracts may change, which could result in additional estimated forward loss provisions that could be material. Factors that could result in contract cost overruns, project delays or other problems may include the impact of inflation on fixed-price contracts, delays in the scheduled deliveries of machinery and equipment, unanticipated technical problems, including design or engineering issues, unforeseen increases in the costs of labor, warranties, raw materials, components or equipment, or the Company’s failure or inability to obtain resources when needed, delays or productivity issues caused by weather conditions, modifications to projects that create unanticipated costs or delays, and other unforeseen factors outside of the Company’s control. In addition, the Company has guaranteed Rail’s performance under certain of these long-term contracts, and is subject to significant and material contingent liabilities as a result. If the Company fails to accurately estimate the resources required and time necessary to complete these types of contracts, is unable to fulfill its obligations under these contracts in a timely and cost effective manner, is unable to successfully renegotiate price increases, change orders and extensions to delivery schedules with the Company’s customers, or execute other mitigating measures, or if their contract is terminated due to these or other factors, the Company’s results of operations, financial condition and cash flows may be adversely affected.
The Company may lose customers or be required to maintain or reduce prices as a result of competition.
The industries in which the Company operates are highly competitive. For example, HE’s business is sustained mainly through contract renewals and new contract signings. The Company may be unable to renew contracts at historical price levels or to obtain additional contracts at historical rates as a result of competition. If the Company is unable to renew its contracts at the historical rates or renewals are made at reduced prices, or if its customers terminate their contracts, revenue and results of operations may decline. The Rail segment competes with companies that manufacture similar products both internationally and domestically. Certain international competitors export their products into the U.S. and sell them at lower prices, which can be the result of lower labor costs and government subsidies for exports. In addition, certain competitors may from time to time sell their products below their cost of production in an attempt to increase their market share. Such practices may limit the prices the Rail segment can charge for its products and services. Unfavorable foreign exchange rates can also adversely impact the Rail segment’s ability to match the prices charged by international competitors. If the Rail segment is unable to match the prices charged by competitors, it may lose customers.
Higher than expected claims under insurance policies, under which the Company retains a portion of the risk, could adversely impact results of operations and cash flows.
The Company retains a significant portion of the risk under certain insurance policies, including for property, workers’ compensation, U.K. employers’ liability, automobile and general and product liability losses. For some lines of coverage with relatively frequent claims, reserves have been recorded that reflect the undiscounted estimated liabilities for ultimate losses, including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the Company’s history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims are higher than those projected by management, an increase to the Company’s insurance reserves may be required and would be recorded as a charge to income in the period the need for the change was determined.

The Company’s insurance policies do not cover all losses, costs, or liabilities that it may experience.
The Company maintains insurance coverage, but these policies do not cover all of its potential losses, costs, or liabilities. The Company could suffer losses for uninsurable or uninsured risks or in amounts in excess of its existing insurance coverage, which could significantly affect its financial performance. The Company’s insurance policies have deductibles and self-retention limits that could expose it to significant financial expense. The Company’s ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which it has no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on the Company’s business, financial condition, and results of operations. In addition, the Company’s business requires that it maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, the Company’s businesses could be materially and adversely affected.
Increases in purchase prices (or decreases in selling prices) or availability of materials and commodities may affect the Company’s profitability.
The profitability of the Company’s products and services may be affected by changing purchase prices of raw materials, including materials and commodities, supplier costs or labor costs. If raw material costs, supplier or labor costs increase and the costs cannot be transferred to the Company’s customers, results of operations would be adversely affected. Additionally, decreased availability of materials or services could affect the Company’s ability to provide products and services in a timely manner. If the Company cannot obtain the necessary raw materials, then revenues and cash flows could be adversely affected.
Certain services performed by HE result in the recovery, processing and sale of recovered metals and minerals and other high-value metal byproducts to its customers. The selling price of the byproducts material is market-based and varies based upon the current fair value of its components. Therefore, the revenue amounts generated from the sale of such byproducts material vary based upon the fair value of the commodity components being sold.
The success of the Company’s strategic ventures depends on the satisfactory performance by strategic venture partners of their strategic venture obligations.
The Company enters into various strategic ventures as part of its strategic growth initiatives as well as to comply with local laws. Differences in opinions or views between strategic venture partners can result in delayed decision-making or failure to agree on material issues which could adversely affect the business and operations of the venture. From time to time, in order to establish or preserve a relationship, or to better ensure venture success, the Company may accept risks or responsibilities for the strategic venture that are not necessarily proportionate with the reward it expects to receive. The success of these and other strategic ventures also depends, in large part, on the satisfactory performance by the Company’s strategic venture partners of their strategic venture obligations, including their obligation to commit working capital, equity or credit support as required by the strategic venture and to support their indemnification and other contractual obligations.
If the Company’s strategic venture partners fail to satisfactorily perform their strategic venture obligations as a result of financial or other difficulties, the strategic venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, the Company may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for the Company with respect to the strategic venture. In addition, although the Company generally performs due diligence with regard to potential strategic partners or ventures, a failure by a strategic venture partner to comply with applicable laws, rules or regulations could negatively impact its business and, in the case of government contracts, could result in fines, penalties, suspension or even debarment. Unexpected strategic venture developments could have a material adverse effect on results of operations, financial condition and cash flows.
If the Company fails to maintain safe worksites, it may be subject to significant operating risks and hazards.
The Company operates at facilities that may be inherently dangerous workplaces. HE has operations at customers’ steel producing sites, which often times involve extreme conditions. If serious accidents or fatalities occur or its safety record was to deteriorate, it may be ineligible to bid on certain work, and existing service arrangements could be terminated. Further, regulatory changes implemented by the Occupational Safety and Health Administration, or similar foreign agencies, could impose additional costs on the Company. Adverse experience with hazards and claims could result in liabilities caused by, among other things, injury or death to persons, which could have a negative effect on the Company’s ability to attract and retain employees or its reputation with its existing or potential new customers and its prospects for future business.
The Company maintains a workforce based upon current and anticipated workload. If the Company does not receive future contract awards or if these awards are delayed, significant cost may result that could have a material adverse effect on results of operations, financial condition, liquidity and cash flows.
The Company’s estimates of future performance depend on, among other matters, whether and when the Company will receive certain new contract awards, including the extent to which the Company utilizes its workforce. The rate at which the Company utilizes its workforce is impacted by a variety of factors, including:
•the ability to manage attrition;
•the ability to forecast the need for services, which allows the Company to maintain an appropriately sized workforce;
•the ability to transition employees from completed projects to new projects or between segments; and
•the need to devote resources to non-revenue generating activities such as training or business development.
While the Company’s estimates are based upon good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when the Company will receive a contract award. The uncertainty of contract award timing can present difficulties in matching the Company’s workforce size with contract needs. If an expected contract award is delayed or not received, the Company could incur costs resulting from reductions in staff or redundancy of facilities or equipment that could have a material adverse effect on results of operations, financial condition, liquidity and cash flows.
The acceleration of vesting of Enviri equity awards in connection with the Transactions may make it more difficult for New Enviri to retain key employees.
Enviri is treating the Transactions as though they constitute a change in control under Enviri’s equity compensation plans. As a result, all outstanding Enviri equity awards will vest prior to completion of the Transactions. The vesting of these awards over time is used by Enviri to provide incentives to employees to remain with Enviri. The loss of this incentive may make it more difficult for New Enviri to retain certain key employees.
Union disputes or other labor matters could adversely affect the Company’s operations and financial results.
A significant portion of the Company’s employees are represented by labor unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. There can be no assurance that any current or future issues with the Company’s employees will be resolved or that the Company will not encounter future strikes, work stoppages or other types of conflicts with labor unions or the Company’s employees. The Company may not be able to satisfactorily renegotiate collective bargaining agreements in the U.S. and other countries when they expire. If the Company fails to renegotiate existing collective bargaining agreements, the Company could encounter strikes or work stoppages or other types of conflicts with labor unions. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at the Company’s facilities in the future. The Company may also be subject to general country strikes or work stoppages unrelated to the Company’s business or collective bargaining agreements. A work stoppage or other limitations on production at the Company’s facilities for any reason could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows. In addition, many of the Company’s customers and suppliers have unionized work forces, and may experience a lack of qualified employees. Strikes or work stoppages, as well as labor shortages, experienced by the Company’s customers or suppliers could have an adverse effect on the Company’s business and supply chain, results of operations and financial condition.

The Company may be unable to adequately protect its intellectual property portfolio or prevent competitors from independently developing similar or duplicative products and services.
The Company relies on a combination of patents, trademarks, confidentiality agreements and other contractual protections to safeguard its brands, proprietary technologies, products and processes. The Company cannot guarantee that its intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable, and there can be no assurance that the resources invested by the Company to protect the Company’s intellectual property will be sufficient or that the Company’s intellectual property portfolio will adequately deter misappropriation, infringement or improper use of the Company’s technology. The Company could also face competition in some countries where the Company has not adequately protected its intellectual property portfolio. The Company may be unable to secure or retain ownership or rights to use data in certain software analytics or services offerings. Competitors may also independently develop similar or superior products and services without violating the Company’s intellectual property rights.
In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, the Company could be required to pay substantial damages or could be enjoined from offering some of the Company’s products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses needed in the future, and there is no assurance that such licenses can be obtained on reasonable terms.
Increased information technology security threats and more sophisticated computer crime pose a risk to the Company and its vendors, systems, networks, products and services.
The Company relies upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties (which the Company refer to collectively as the Company’s “associated third parties”). Additionally, the Company and its associated third parties collect and store data that is of a sensitive nature, which may include names and addresses, bank account information, and other types of personally identifiable information or sensitive business information. The secure operation of these information technology systems and networks, and the processing and maintenance of this data is critical to the Company’s business operations and strategy.
The Company has faced and may, in the future, face attempts to gain unauthorized access to the Company’s information technology systems or products or those of its associated third parties for the purpose of improperly acquiring trade secrets or confidential business information. The theft or unauthorized use or publication of the Company’s trade secrets and other confidential business information as a result of such an incident could adversely affect the Company’s competitive position and the value of the Company’s investment in research and development. Like us, our associated third parties are vulnerable to cybersecurity threats and other issues that can lead to operational and technological disruptions, and we may have limited remedies against these third parties in the event of product or service disruptions. In addition, we have little control over and limited recourse to our associated third parties, which increases our vulnerability to errors, failures, cybersecurity attacks, interruptions or disruptions or problems with their products or services.
Threats to the Company’s systems and its associated third parties’ systems can derive from human error, fraud, or malice on the part of employees or third parties, or may result from accidental technological failure. Cyber threats and cyber attacks vary in technique and sources, are persistent, frequently change (including through the use of AI by threat actors) and have become more sophisticated, targeted and difficult to detect and prevent against. These threats and attacks may come from external sources such as governments, crime organizations, hackers and other third parties or may originate internally from an employee or an associated third party, and can include unauthorized attempts to access, disable, interrupt, improperly modify or degrade our information, systems, networks and infrastructure or the introduction of computer viruses, ransomware, malware, and other malicious codes and fraudulent “phishing” emails or other forms of social engineering that seek to misappropriate data and information. Globally, these types of threats have increased in number and severity and it is expected that these trends will continue. These threats pose a risk to the security of the Company’s systems and networks and the confidentiality, availability and integrity of the Company’s data. Should an attack on the Company’s or its associated third parties’

information technology systems and networks succeed, it could expose the Company and the Company’s employees, customers, dealers and suppliers to misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, production downtimes and operations disruptions.
The occurrence of any of these events could adversely affect the Company’s reputation, competitive position, business, results of operations and cash flows. While the Company has a robust cybersecurity program and maintains cybersecurity insurance related to a breach event covering certain expenses, damages and claims arising from such incidents may not be covered, or may exceed the amount of any insurance available.
Our actual or perceived failure to comply with privacy, data protection and information security laws, rules, regulations and obligations could harm our business.
Certain types of information we collect, compile, store, use, transfer and/or publish are subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection and information security. These laws, rules and regulations govern the storing, sharing, use, transfer, disclosure, protection and other processing of personal information and other content. The scope of these laws, rules and regulations is changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other laws, rules or regulations. Breaches in security could result in litigation, regulatory action, potential liability and the costs and operational consequences of implementing further data protection measures.
For example, the European Union’s (“EU”) General Data Protection Regulation (“GDPR”) extends the scope of the EU data protection laws to all companies processing data of EU residents, regardless of the company’s location. The GDPR prohibits the transfer of personal data to countries outside of the EU or European Economic Area (including the U.S.) that are not considered by the European Commission to provide an adequate level of data protection, except if the data controller meets very specific requirements, including, for example, use of standard contractual clauses (“SCCs”), issued by the European Commission, or certification by the data importer under the EU-U.S. Data Privacy Framework administered by the U.S. Department of Commerce. The SCCs impose obligations on companies relating to cross-border personal data transfers, including, for example, depending on a party’s role in the transfer, implementation of additional security measures and to update internal privacy practices.
We are also subject to the GDPR as incorporated into United Kingdom law (“UK GDPR”). In recent years, the U.K. government has introduced proposed legislation intended to create a more business-friendly regime in the UK through changes to data protection legislation. On June 19, 2025, the U.K. government enacted the U.K. Data (Use and Access) Act 2025, which includes targeted amendments to the U.K.’s data protection regime that cause it to expressly deviate from the GDPR. This development creates new compliance. Outside of the EU and the U.K., several other countries have established specific legal requirements for privacy, data protection and information security, including data localization and/or cross-border transfer restrictions. The potential compliance costs with or imposed by new or existing regulations and policies that are applicable to us could have a material impact on our results of operations.
Our efforts to comply with privacy, data protection and information security laws, rules and regulations could entail substantial expenses, may divert resources from other initiatives and could impact our ability to provide certain solutions. Additionally, if our third-party providers violate any of these laws or regulations, such violations may also put our operations at risk. Any failure or perceived failure by us to comply with any of our obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or negative publicity and could result in significant liability, increased costs or cause our clients to lose trust in us, which could have an adverse effect on our reputation and business.
MACROECONOMIC AND INDUSTRY RISKS
Negative economic conditions may adversely impact demand for the Company’s products and services, as well as the ability of the Company’s customers to meet their obligations to the Company on a timely basis.
Negative economic conditions, including the tightening of credit in financial markets, can lead businesses to postpone spending, which may impact the Company’s customers, causing them to cancel, decrease or delay their existing and future orders with the Company. In addition, negative economic conditions may adversely impact the

Company’s customers by causing them to close locations or deteriorate their financial condition to a point where they are unable to meet their obligations to the Company on a timely basis. One or more of these events could adversely impact the Company’s operating results and ability to collect its receivables.
Cyclical industry and economic conditions may adversely affect the Company’s businesses.
The Company’s businesses are subject to general economic slowdowns and cyclical conditions in each of the industries served. Examples are:
•A significant portion of HE’s business consists of providing products and services in support of customers in the steel and aluminum industries that are periodically impacted by cyclical downturns, prolonged slowdowns in steel mill production, excess production capacity, bankruptcy or receivership of steel producers and changes in outsourcing practices;
•The resource recovery and slag optimization technologies business of HE can also be adversely impacted by prolonged slowdowns in customer production or a reduction in the selling prices of its materials, which are in some cases market-based and vary based upon the current fair value of the components being sold. Therefore, the revenue generated from the sale of such recycled materials varies based upon the fair value of the commodity components being sold;
•Rail may be adversely impacted by developments in the railroad industry that lead to lower capital spending or reduced track maintenance spending;
•Demand for the Company’s products and services may be adversely impacted by any decrease in regulatory or market scrutiny of the Company’s customers’ environmental and sustainability practices and any decision by its customers to focus resources currently committed to such practices into other business initiatives; and
•Capital constraints and increased borrowing costs may also adversely impact the financial position and operations of the Company’s customers across all business segments.
Furthermore, utilization of deferred tax assets is ultimately dependent on generating sufficient taxable income in future periods to ensure recovery of those assets. The cyclicality of the Company’s end markets and adverse economic conditions may negatively impact the future income levels that are necessary for the utilization of deferred tax assets.
Exchange rate fluctuations may adversely impact the Company’s business.
Fluctuations in foreign exchange rates between the U.S. dollar and the approximately 25 other currencies in which the Company currently conducts business may adversely impact the Company’s results of operations in any given fiscal period. The Company’s principal foreign currency exposures are in the Euro, the British pound sterling, the Chinese yuan and the Brazilian real, as well as the Egyptian pound, the Turkish lira and Argentinian peso as a result of transactions that are settled in these currencies. Given the structure of the Company’s operations, an increase in the value of the U.S. dollar relative to the foreign currencies in which the Company earns its revenues generally has a negative impact on the translated amounts of the assets and liabilities, results of operations and cash flows. The Company’s foreign currency exposures increase the risk of volatility in its financial position, results of operations and cash flows. If currencies in the below regions change materially in relation to the U.S. dollar, the Company’s financial position, results of operations, or cash flows may be materially affected.
Compared with the corresponding full-year period in 2024, the average value of major currencies changed as follows in relation to the U.S. dollar during the full-year 2025, impacting the Company’s revenues and income:
•British pound sterling strengthened by 3%;
•Euro strengthened by 5%;
•Chinese yuan strengthened by <1%;

•Brazilian real weakened by 3%;
•Turkish lira weakened by 17%;
•Egyptian pound weakened by 10%; and
•Argentinian peso weakened by 27%.
Compared with exchange rates at December 31, 2024, the value of major currencies at December 31, 2025 changed as follows:
•British pound sterling strengthened by 8%;
•Euro strengthened by 13%;
•Chinese yuan strengthened by 4%;
•Brazilian real strengthened by 12%;
•Turkish lira weakened by 18%
•Egyptian pound strengthened by 7%; and
•Argentinian peso weakened by 30%.
To illustrate the effect of foreign exchange rate changes in certain key markets of the Company, in 2025, revenues would have been 1% or $7.6 million lower and operating loss would have been 7% or $3.8 million lower if the average exchange rates for 2024 were utilized. In a similar comparison for 2024, revenues would have been 2% or $29.4 million higher and operating loss would have been 15% or $5.0 million lower if the average exchange rates for 2023 were utilized.
Currency changes also result in assets and liabilities denominated in local currencies being translated into U.S. dollars at different amounts than at the prior period end. Generally, if the U.S. dollar weakens in relation to currencies in countries in which the Company does business, the translated amounts of the related assets, liabilities, and therefore stockholders’ equity, would increase. Conversely, if the U.S. dollar strengthens in relation to currencies in countries in which the Company does business, the translated amounts of the related assets, liabilities, and therefore stockholders’ equity, would decrease.
Although the Company engages in foreign currency exchange forward contracts and other hedging strategies to mitigate foreign exchange transactional risks, hedging strategies may not be successful or may fail to completely offset these risks. In addition, competitive conditions in the Company’s manufacturing businesses may limit the Company’s ability to increase product prices in the face of adverse currency movement. Sales of products manufactured in the U.S. for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales. Conversely, any long-term weakening of the U.S. dollar could improve demand for these products and increase sales.
LEGAL AND REGULATORY RISKS
The Company’s global presence subjects it to a variety of risks arising from doing business internationally.
The Company operates in over 30 countries, generating 76% of its revenues outside of the U.S. (based on location of the facility generating the revenue) for the year ended December 31, 2025. In addition, as of December 31, 2025, approximately 80% of the Company’s property, plant and equipment is located outside of the U.S. The Company’s global footprint exposes it to a variety of risks that may adversely affect the Company’s results of operations, financial condition, liquidity and cash flows. These include, but may not be limited to, the following:
•periodic economic downturns in the countries in which the Company does business;

•complexities around changes in the still developing relationship between the U.K. and the EU arising out of the U.K.’s withdrawal from the EU;
•imposition of or increases in currency exchange controls and hard currency shortages;
•customs matters and changes in trade policy or tariff regulations;
•changes in regulatory requirements in the countries in which the Company does business;
•changes in tax regulations, higher tax rates in certain jurisdictions and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and “double taxation;”
•longer payment cycles and difficulty in collecting accounts receivable;
•complexities in complying with a variety of U.S. and foreign government laws, controls and regulations;
•political, economic and social instability, civil and political unrest, terrorist actions and armed hostilities in the regions or countries in which, or adjacent to which, the Company does business;
•inflation rates in the countries in which the Company does business;
•complying with complex labor laws in foreign jurisdictions;
•laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;
•sovereign risk related to international governments, including, but not limited to, governments stopping interest payments or repudiating their debt, nationalizing private businesses or altering foreign exchange regulations;
•uncertainties arising from local business practices, cultural considerations and international political and trade tensions; and
•public health issues or other calamities impacting regions or countries in which the Company operates, including travel to and/or imports or exports to or from such regions or countries.
If the Company is unable to successfully manage the risks associated with its global business, the Company’s results of operations, financial condition, liquidity and cash flows may be negatively impacted.
Due to the international nature of the Company’s business, the Company could be adversely affected by violations of certain laws.
The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations, which, among other things, are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments. The Company’s compliance programs may not be adequate to prevent the risk that one or more of its employees, contractors or agents, including those based in or from countries where practices that violate such U.S. laws or the laws of other countries may be customary, will engage in business practices that circumvent the Company’s compliance programs and, by doing so, violate such laws. The Company may also be exposed to liability due to pre-acquisition conduct of employees or agents of businesses or operations the Company may acquire. Violations of these laws, or allegations or investigations of such violations, could disrupt the Company’s operations, require significant management involvement and result in significant legal expenses, and have a material adverse effect on the Company’s results of operations, financial condition, cash flows and reputation. If the Company is found to be liable for violations of these laws, the Company could also be subject to severe criminal or civil penalties or other sanctions; disgorgement; further changes or enhancements to its procedures, policies and controls; personnel changes and other remedial actions.

Furthermore, the Company is subject to the export controls and economic sanctions rules and regulations of the United States, including the Export Administration Regulations and trade sanctions, which are administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury, as well as other laws and regulations governing cross-border activity. These regulations limit the Company’s ability to market, sell, distribute or otherwise transfer its products and services to restricted countries or persons. Failure to comply with these rules and regulations may result in substantial civil and criminal penalties, including fines and disgorgement of profits, the denial of export privileges and debarment from participation in U.S. government contracts.
A negative outcome on personal injury claims against the Company may adversely impact results of operations and financial condition.
The Company has been named as one of many defendants in legal actions alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos. The vast majority of the asbestos complaints pending against the Company have been filed in New York and the vast majority of such complaints generally follow a form that contains a standard demand of significant damages, regardless of the individual plaintiff’s alleged medical condition, and without identifying any Company product. If the Company is found to be liable in any of these actions and the liability exceeds the Company’s insurance coverage, the Company’s results of operations, cash flows and financial condition could be adversely affected.
The Company’s ongoing operations are subject to extensive environmental, health and safety laws and regulations relating to the use of materials in its products and/or used in its manufacturing operations that impose significant costs and liabilities on the Company, and future laws and governmental standards could increase these costs and liabilities.
The Company is subject to a variety of international, federal, state and local laws and governmental regulations, rules and ordinances regulating the use of certain materials contained in its products and/or used in its manufacturing processes. Many of these laws and governmental standards provide for extensive obligations that require the Company to incur significant compliance costs and impose substantial monetary fines and/or criminal sanctions for violations.
Furthermore, such laws and standards are subject to change and may become more stringent. Although it is not possible to predict changes in laws or other governmental standards, the development, proposal or adoption of more stringent laws or governmental standards may require the Company to change its processes, for example, by reducing or eliminating use of the regulated component or material in its process. The Company may not be able to develop a new process to comply with such legal and regulatory changes without investing significant time and resources, if at all. In addition, such legal and regulatory changes may also affect buying decisions by the users of the Company’s products that contain regulated materials or that involve the use of such materials in the process. If applicable laws and governmental standards become more stringent, the Company’s results of operations, liquidity and financial condition could be materially adversely affected.
The Company is subject to various environmental, health and safety laws and regulations relating to its operations and properties that impose significant costs and liabilities on the Company.
The Company’s operations generally are subject to various federal, state, local and international laws, regulations and ordinances relating to the protection of health, safety and the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous byproducts, the remediation of contaminated sites and the maintenance of a safe workplace. Many of these laws provide for extensive obligations that require the Company to incur significant compliance costs, as well as impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. The Company could incur substantial costs as a result of non-compliance with or liability for remediation or other costs or damages under these laws.

The Company may be subject to more stringent environmental and safety laws in the future, and compliance with more stringent environmental and safety requirements may require the Company to make material expenditures or subject it to liabilities that the Company currently does not anticipate.
The Company is subject to various laws that provide for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. The Company, along with various other third parties, has been identified as having potential liability at a number of contaminated sites and is currently participating in environmental investigation and remediation activities at such sites. It is possible that some of these matters will be decided unfavorably to the Company and that other sites requiring remediation will be identified. Each of these matters is subject to various uncertainties, and the Company’s financial exposure is dependent upon the following factors:
•the continuing evolution of environmental laws and regulatory requirements;
•the availability and application of technology;
•the allocation of cost among potentially responsible parties;
•the years of remedial activity required; and
•the remediation methods selected.
The nature of the Company’s products and services creates the possibility of product liability, general liability and warranty claims, which could harm its business.
The Company’s customers use some of its products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, the Company’s products and services are integral to the production process for some end-users and any failure of the Company’s products and services could result in a suspension of operations, including products historically sold by business units of the Company to the extent that the Company retains liability for such historical products. Accidents may occur at a location where the Company’s equipment and services have been or are being used. Investigations into such accidents, even if the Company and its products and services are ultimately found not to be the cause of such accidents, require the Company to expend significant time, effort and resources. The Company may be named as a defendant in product liability or other lawsuits asserting potentially large claims. In addition, the Company cannot guarantee that insurance will be available or adequate to cover any or all liabilities incurred. The Company also may not be able to maintain insurance in the future at levels it believes are necessary and at rates it considers reasonable.
Enhanced U.S. tariffs, import/export restrictions or other trade barriers may have a negative effect on global economic conditions, financial markets and the Company's business.
There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies, treaties, tariffs and taxes. The U.S. presidential administration has threatened or imposed tariffs on imports from various countries in which the Company does business, including, among others China and Mexico. In response, some of these countries have threatened or announced tariffs on imports from the U.S. The extent to which additional tariffs will be enacted, and the duration for which any tariffs will remain in place, are uncertain.
Tariffs, and uncertainty related thereto, have affected and could continue to adversely affect customers' demand for the Company's products and services, the Company's manufacturing costs, and the Company's ability to source raw materials and equipment on a cost-effective basis. Uncertainty around tariffs and other trade restrictions could lead to economic decline and negatively impact our customers' businesses, which could further negatively impact demand for the Company's products and services and adversely affect the Company's results of operations. Uncertainty regarding tariffs has also increased uncertainty in the market related to future costs of projects and availability of materials, which may result in some projects being delayed, cancelled or subject to increased costs. In addition, tariffs that raise the cost of importing steel produced outside of the U.S. may have both a positive impact to our customers located in the U.S. and a negative impact to our customers located outside of the U.S. that export steel to the U.S. Accordingly, it is difficult to predict the effects of current or future tariffs and other trade barriers, and the Company's efforts to reduce the effects of tariffs through pricing and other measures may not be effective.
FINANCIAL, TAX AND FINANCIAL MARKET RISKS
Restrictions imposed by the Company’s Senior Secured Credit Facilities and other financing arrangements may limit the Company’s operating and financial flexibility.
The agreements governing the Company’s outstanding financing arrangements impose a number of restrictions. Under the Company’s Senior Secured Credit Facilities, the Company must comply with certain financial covenants on a quarterly basis. The covenants also place limitations on dividends, acquisitions, investments in joint ventures, unrestricted subsidiaries, indebtedness and the imposition of liens on the Company’s assets. If there is an event of default under the Senior Secured Credit Facilities, the Company’s lenders and the counterparties to the Company’s other financing arrangements could terminate their commitments to the Company and declare all amounts borrowed, together with accrued interests and fees, immediately due and payable. If this were to occur, the Company might not be able to pay these amounts, or the Company might be forced to seek an amendment to the Company’s financing arrangements which could make the terms of these arrangements more onerous for the Company. In addition, this could also trigger an event of default under the cross-default provisions of the Company’s other obligations. As a result, a default under one or more of the existing or future financing arrangements could have significant consequences for the Company.
The Company is exposed to counterparty risk in its derivative financial arrangements.
The Company uses derivative financial instruments, such as interest rate swaps and foreign currency exchange forward contracts, for a variety of purposes. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company uses interest rate swaps in conjunction with certain debt issuances in order to secure either a fixed or floating interest rate. The Company uses foreign currency exchange forward contracts as part of a worldwide program to minimize foreign currency operating income and balance sheet exposure. In particular, the Company uses foreign currency exchange forward contracts to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions. The unsecured contracts for foreign currency exchange forward contracts outstanding at December 31, 2025 mature at various times through 2027 and are with major financial institutions. The Company may also enter into derivative contracts to hedge commodity exposures. The failure of one or more counterparties to the Company’s derivative financial instruments to fulfill their obligations could adversely affect the Company’s results of operations, financial condition, liquidity and cash flows.
The Company’s variable rate indebtedness subjects it to interest rate risk, which could cause the Company’s debt service obligations to increase significantly.
On a pro forma basis after giving effect to the Transactions, the Company’s total debt at December 31, 2025 would have been $379.0 million. Of this amount, approximately 93% would have had variable rates of interest and approximately 7% would have had fixed interest rates. The weighted average interest rate of total debt would have been approximately 6.1%. A one percentage point increase in variable interest rates would have increased interest expense by $3.5 million per year and a one percentage point decrease in variable interest rates would have decreased interest expense by $3.5 million per year. If the Company is unable to successfully manage its exposure to variable interest rates, including through interest rate swaps that the Company has put into place, its debt service obligations may increase even though the amount borrowed remains the same and, in turn, its results of operations and financial condition may be negatively impacted.
The Company is subject to taxes in numerous jurisdictions and could be subject to additional tax liabilities, which could materially adversely affect the Company’s results of operations and cash flows.
The Company is subject to U.S. federal, U.S. state and international income, payroll, property, sales and use, value-added, fuel and other types of taxes in numerous jurisdictions. Changes in tax rates, enactments of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities could result in substantially higher taxes, and therefore, could have a significant adverse effect on the Company’s results of operations, financial condition and liquidity.
The Company’s tax expense and liabilities may also be affected by other factors, such as changes in business operations, acquisitions, investments, entry into new geographies, intercompany transactions, the relative amount of foreign earnings, losses incurred in jurisdictions for which the related tax benefits may not be realized, and changes in deferred tax assets and their valuation. Significant judgment is required in evaluating and estimating the Company’s tax expense and liabilities. The ultimate tax determination for many transactions and calculations is uncertain. For example, current tax law requires complex computations to be performed that were not historically required, significant judgments to be made in interpretations of such tax law, estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies will continue to interpret or issue guidance on how provisions of current tax law will be applied or administered. As future guidance is issued, the Company may need to make adjustments to amounts previously recorded, and those adjustments could materially impact the Company’s combined financial statements in the period in which the adjustments are made.
The Company’s defined benefit NPPC and net defined benefit pension obligations are directly affected by equity and bond markets. A downward trend in those markets could adversely impact the Company’s results of operations, financial condition and cash flows.
In addition to the economic issues that directly affect the Company’s businesses, changes in the performance of equity and bond markets, particularly in the U.K. and the U.S., impact actuarial assumptions used in determining annual NPPC, pension liabilities and the valuation of the assets in the Company’s defined benefit pension plans. Financial market deterioration would most likely have a negative impact on the Company’s NPPC and the pension assets and liabilities. This could result in a decrease to stockholders’ equity and an increase in the Company’s statutory funding requirements.
OWNERSHIP OF NEW ENVIRI COMMON STOCK RISKS
The Company does not know whether an active, liquid and orderly trading market will develop or be sustained for its common stock and as a result it may be difficult for you to sell your shares of the Company’s common stock.
There is currently no public market for shares of the Company’s common stock. In connection with the Distribution, the Company has applied to list its common stock on the NYSE. The Company can provide no assurance that an active trading market for its shares will develop or be sustained or that any trading market will be liquid. The lack of an active trading market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active trading market may also reduce the fair market value of your shares. Furthermore, an inactive trading market may also impair the Company’s ability to raise capital by selling shares of its common stock and may impair the Company’s ability to enter into strategic collaborations or acquire companies or other assets by using its common stock as consideration.
The Company’s stock price may fluctuate significantly.
The trading price of shares of the Company’s common stock may be highly volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond the Company’s control, including:
•actual or anticipated variations in quarterly and annual results of operations;
•changes in composition and perception of the investors who own the Company’s common stock and other securities;
•changes in ratings from national rating agencies on publicly or privately-owned debt securities;
•operating and stock price performance of other companies that investors deem comparable to us;
•regulatory or legal developments in the United States and other countries;

•failure to meet or exceed financial estimates and projections of the investment community or that the Company provides to the public;
•issuance of new or updated research or reports by securities analysts or recommendations for the Company’s common stock;
•news reports relating to trends, concerns, and other issues in the industries in which the Company operates;
•actual or expected economic conditions that are perceived to affect the Company;
•short selling of the Company’s common stock or related derivative securities or hedging activities;
•general market, economic and political conditions, including an economic slowdown;
•New Enviri stockholders disposing of their shares of common stock due to lack of interest in New Enviri’s business model or operations; and
•share price and volume fluctuations attributable to inconsistent trading volume levels of the Company’s shares.
These and other market and industry factors may cause the market price and demand for the Company’s common stock to fluctuate substantially, regardless of its actual operating performance. In addition, the stock market in general, and companies in our industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of the Company’s stockholders were to bring a lawsuit against it, the defense and disposition of the lawsuit could be costly and divert the time and attention of the Company’s management and harm our operating results.
Future sales of the Company’s common stock in the public market could cause its stock price to fall.
The Company’s stock price could decline as a result of sales of a large number of shares of its common stock or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that the Company deems appropriate.
Immediately following the Distribution, the Company expects there will be approximately                shares of its common stock outstanding. All of the Company’s shares of common stock distributed in the Distribution will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by the Company’s “affiliates” as that term is defined in the rules under the Securities Act or are subject to other contractual restrictions. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act (“Rule 144”). For more information on transfer restrictions, see “Shares Eligible for Future Sale.”
The Company has reserved 5,700,000 shares of New Enviri common stock for future issuance under the terms of its Omnibus Incentive Plan, inclusive of all shares that will be subject to the substitute SAR Awards to be granted by New Enviri to certain of our employees under the terms of the Merger Agreement and the Separation Agreement. See “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards” and “Executive Compensation.” Any common stock that the Company issues, including under its Omnibus Incentive Plan or other equity incentive plans that it may adopt in the future, would dilute the percentage ownership held by its existing stockholders.
The Company cannot predict what effect, if any, sales of its shares in the public market or the availability of shares for sale will have on the market price of its common stock. However, future sales of substantial amounts of the Company’s common stock in the public market, including shares distributed in the Distribution or shares issued under its Omnibus Incentive Plan, or the perception that such sales may occur, could adversely affect the market price of its common stock.
Raising additional capital may cause dilution to our existing stockholders and restrict the Company’s operations.
The Company may need or determine to raise additional capital through a combination of public and private equity offerings and debt financings. The Company, and indirectly, its stockholders, will bear the cost of issuing and servicing securities issued in any such transactions. Because the Company’s decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, the Company cannot predict or estimate the amount, timing or nature of any future offerings. If the Company incurs debt, debt holders would have rights senior to holders of the Company’s common stock to make claims on its assets, and any debt financing the Company secures would result in increased fixed payment obligations and could involve restrictive and financial covenants, such as limitations on the Company’s ability to incur additional debt and other operating restrictions that could adversely impact the Company’s ability to conduct its business. If the Company issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of the Company’s common stock.
If securities or industry analysts do not publish research reports about the Company’s business, or if they issue an adverse opinion about the Company’s business, its stock price and trading volume could decline.
The trading market for the Company’s common stock will be influenced by the research and reports that industry or securities analysts publish about the Company or its business. If one or more of the analysts who cover the Company issues an adverse opinion about the Company, its stock price could decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on it, the Company could lose visibility in the public markets, which could cause its stock price or trading volume to decline.
Since the Company has no current plans to pay regular cash dividends on its common stock, any return on investment in the Company’s common stock is solely dependent upon the appreciation of the price of the Company’s common stock on the open market, which may not occur.
The Company does not currently anticipate declaring or paying any regular cash dividends on its common stock in the near term. Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that its board of directors may deem relevant. In addition, the Company’s ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness the Company or its subsidiaries incur, including under the Company’s Senior Secured Credit Facilities. Therefore, any return on investment in the Company’s common stock is solely dependent upon the appreciation of the price of the Company’s common stock on the open market, which may not occur.
If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the Company’s financial statements and other public reporting, which would harm the Company’s business and the trading price of its common stock.
Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company’s management will be required to report upon the effectiveness of the Company’s internal control over financial reporting.
The rules governing the standards that must be met for management to assess the Company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, the Company will need to implement additional financial and management controls, reporting systems and procedures.

The Company cannot assure you that there will not be material weaknesses or significant deficiencies identified in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability to accurately report its financial condition, results of operations or cash flows or prevent fraud. In the future, if the Company is unable to conclude that its internal control over financial reporting is effective, or if the Company’s independent registered public accounting firm determines it has a material weakness or significant deficiency in its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the trading price of its common stock could decline, and it could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in the Company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital or credit markets.
If the Company becomes an “accelerated filer,” as defined in the Exchange Act, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of the Company’s internal controls could detect problems that its management’s assessment might not. Undetected material weaknesses in the Company’s internal controls could lead to financial statement restatements and require it to incur the expense of remediation.
The Company will incur significant costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance initiatives.
As a public company, the Company will incur significant legal, accounting and other expenses. The Company will be subject to the reporting requirements of the Exchange Act, which require, among other things, that it file with the SEC annual, quarterly and current reports with respect to its business and financial condition and to prepare a proxy statement with respect to its annual meeting of stockholders. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the NYSE to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Stockholder activism and regulatory reform may lead to substantial new regulations and obligations, which may lead to additional compliance costs and impact the manner in which the Company operates its business in ways it cannot currently anticipate. If the Company is unable to satisfy its obligations as a public company, it could be subject to delisting of its common stock, fines, sanctions and other regulatory action and potentially civil litigation. Further, if the rules and regulations applicable to public companies divert the attention of the Company’s management and personnel from other business concerns, they could have a material adverse effect on the Company’s business, financial condition and results of operations. The impact of these requirements could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.
Certain provisions that will be contained in the Company’s certificate of incorporation and bylaws, as well as provisions of Delaware law, may prevent or hinder attempts by the Company’s stockholders to change management or to acquire a controlling interest in the Company, and the trading price of the Company’s common stock may be lower as a result.
The Company’s certificate of incorporation, bylaws and Delaware law will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Company’s board of directors. The Company’s corporate governance documents will include provisions:
•establishing that the Company’s board of directors is divided into three classes — Class I, Class II and Class III —  with each class serving staggered terms until 2030;
•authorizing the issuance of “blank check” preferred stock that the Company’s board of directors could use to implement a stockholder rights plan;
•requiring that stockholders hold at least 25% of the outstanding shares of the Company’s capital stock entitled to vote at the meeting before they may request a special meeting;

•prohibiting stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of the Company’s stockholders;
•providing that the Company’s board of directors may create new directorships and that vacancies on its board of directors may be filled by the board of directors;
•requiring advance notice procedures for stockholder director nominees and annual meeting matters;
•providing the Company’s board of directors with the ability to amend the Company’s bylaws without stockholder consent; and
•designating the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company’s management.
As a Delaware corporation, the Company will also be subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents some stockholders holding 15% or more of the Company’s outstanding common stock from engaging in certain business combinations without approval of the Company’s board of directors and the holders of two-thirds of the Company’s outstanding common stock not owned by the interested stockholder.
These anti-takeover provisions could have the effect of delaying or deterring a change in control and could limit the opportunity for the Company’s stockholders to receive a premium for their shares of the Company’s common stock, and could also affect the price that some investors are willing to pay for the Company’s common stock.
Claims for indemnification by the Company’s directors and officers may reduce the Company’s available funds to satisfy successful third-party claims against the Company and may reduce the amount of money available to the Company.
As permitted by Section 145 of the DGCL, the Company’s bylaws will provide that:
•the Company will indemnify its directors and officers for serving the Company in those capacities or for serving other business enterprises at the Company’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•the Company may, to the extent authorized by the board of directors, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law and the Company’s bylaws;
•the Company is required to advance expenses to its directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification or advancement of expenses;
•the Company will not be obligated pursuant to its bylaws to indemnify a person with respect to proceedings initiated by that person against the Company or its other indemnitees, except with respect to proceedings authorized by the Company’s board of directors or brought to enforce a right to indemnification or advancement of expenses; and
•the rights conferred in the Company’s bylaws will not be exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The Company’s certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America, as the exclusive forums for substantially all disputes between the Company and its stockholders, which will restrict the ability of the Company’s stockholders to choose the judicial forum for disputes with the Company or its directors, officers or employees.
The Company’s certificate of incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) is the exclusive forum for: (i) any derivative action, suit or proceeding brought on the Company’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of a duty (including fiduciary duty) by, or other wrongdoing by, any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders; (iii) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company arising out of or relating to any provision of the DGCL, or our certificate of incorporation or bylaws (as either may be amended and/or restated from time to time); (iv) any action, suit or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL or (vii) any action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware. If the Court of Chancery does not have subject matter jurisdiction thereof, such actions, suits or proceedings will be brought in any state court of the State of Delaware or, if such state courts lack subject matter jurisdiction, the federal district court for the State of Delaware.
Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Company’s certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Company cannot be certain that a court would enforce such a provision. While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to these forum provisions and courts in California and New York have also upheld similar exclusive forum provisions, there is currently a circuit split as to whether exclusive forum provisions requiring derivative litigation to be filed in the Court of Chancery could foreclose a derivative suit alleging a violation of the Exchange Act. Neither the Delaware nor the Securities Act forum provisions are intended by the Company to limit the forums available to its stockholders for actions or proceedings asserting claims arising under the Exchange Act, which are already limited to the federal courts of the United States pursuant to the Exchange Act.
Notwithstanding the foregoing provisions, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in the Company’s certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

TRANSACTION RISKS
The Transactions may not achieve the anticipated benefits and will expose New Enviri to new risks.
The Company, which following the Spin-Off will hold the New Enviri Business, may not realize the anticipated strategic, financial, operational or other benefits from the sale of the Clean Earth Business in the Merger. The Company cannot predict with certainty when the benefits expected from the Transactions will occur or the extent to which they will be achieved. Following the Spin-Off and the Merger, the Company’s operational and financial profile will be different from Enviri and it will face risks different from Enviri, including risks commonly encountered in divestitures. In addition, as a standalone, publicly traded company, New Enviri will be a smaller, less-diversified company and may be more vulnerable to changing market conditions. Further, the diversification of the Company’s revenues, costs and cash flows will be diminished as compared to Enviri since it will not own the Clean Earth Business, such that its results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments and service debt may be diminished. There is no assurance that following the Transactions the Company will be successful. The completion of the Transactions may cause uncertainty for or disruptions with the customers, suppliers, vendors and employees of the New Enviri Business, which may negatively impact these relationships or its operations. In addition, the Company will incur one-time costs and ongoing costs in connection with, or as a result of, the Transactions, including costs of operating as a standalone, publicly-traded company. Those costs may exceed estimates or could negate some of the benefits expected to be realized. If the Company does not realize the intended benefits or if costs exceed estimates, the Company could suffer a material adverse effect on its business, financial condition, results of operations and cash flows.
After the Spin-Off and the Merger, the Company’s access to and cost of financing may be different from the historical access to and cost of financing available to Enviri.
The Company’s access to and cost of debt financing may be different from the historical access to and cost of debt financing that was available to Enviri. Differences in access to and cost of debt financing may result in differences in the margins charged to the Company on debt financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to the Company. The terms of such debt may also impose additional and more stringent restrictions on the Company’s operations than it is currently subject to.
Because there has not been any public market for the Company’s common stock, the market price and trading volume of its common stock may be volatile and you may not be able to resell your shares at or above the initial market price of the Company’s common stock following the Distribution.
The value of New Enviri common stock that Enviri’s stockholders will receive in the Spin-Off will reflect the value of the New Enviri Business and will not include the value of the Clean Earth Business as the market price of Enviri’s common stock currently does.
Prior to the Distribution, there will have been no regular-way trading market for the Company’s common stock. The Company cannot predict the extent to which investors will be interested in New Enviri stock and whether investors’ interest will lead to a liquid trading market or whether the market price of the Company’s common stock will be volatile. The market price of the Company’s common stock could fluctuate significantly for many reasons, including in response to the anticipated business model of New Enviri, the risk factors listed in this information statement or for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions or negative developments for its customers, competitors or suppliers, as well as general economic and industry conditions. Therefore, current and historical market prices of Enviri’s common stock are not reflective of the value that Enviri’s stockholders will receive in the Spin-Off.

The Distribution will be taxable to holders of CE Holdings common stock (formerly Enviri stockholders). The resulting tax liability to holders of CE Holdings common stock will depend, among other things, upon the fair market value of the New Enviri shares received in the Distribution, and could exceed the amount of cash received as Merger Consideration.
For U.S. federal income tax purposes, in general, a holder of CE Holdings common stock will be treated as if such holder had received a distribution in an amount equal to the fair market value of the shares of New Enviri common stock (including fractional shares for which such holder receives cash), generally treated as a taxable dividend to the extent of such holder’s ratable share of CE Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in its shares of CE Holdings common stock, with any excess treated as capital gain from the sale or exchange of shares of CE Holdings common stock. A holder of CE Holdings common stock who receives cash in lieu of a fractional share of New Enviri common stock in the Distribution generally will be treated as having received such fractional share in the Distribution and then as having received cash in redemption of such fractional share. While the exact amount of CE Holdings’ earnings and profits cannot be determined until after the close of CE Holdings’ taxable year that includes the Distribution Date, holders should expect to treat the entire Distribution as a taxable dividend for U.S. federal income tax purposes.
Valuation is an inherently factual matter and U.S. federal income tax law does not provide definitive guidance regarding the determination of the fair market value of publicly traded securities (which CE Holdings expects shares of New Enviri common stock will be on the Distribution Date). Several courts have held that, for U.S. federal income tax purposes, the fair market value of publicly traded securities is equal to the average of the high and low sales prices of such securities on the date of determination. Although CE Holdings will ascribe a value to the shares of New Enviri common stock received in the Distribution for U.S. federal income tax purposes, this valuation will not be binding on the IRS. The IRS could ascribe a higher valuation to the New Enviri shares, particularly if, during the period following the Distribution, New Enviri common stock trades at prices significantly above the value ascribed to the shares by CE Holdings.
To the extent the Distribution is taxed as a dividend, the gross amount of the dividend generally will be taxable to non-corporate U.S. holders at the maximum 20% rate of tax currently in effect for “qualified dividend income” to the extent the CE Holdings shares on which such dividend is paid are treated as having been held by the applicable holder for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.” The resulting tax liability to holders of CE Holdings common stock will depend, among other things, upon the fair market value of the New Enviri shares received in the Distribution, and could exceed the amount of cash received as Merger Consideration.
A Non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of the gross amount of the dividend. CE Holdings or other applicable withholding agents will withhold a sufficient (as reasonably determined by New Enviri and Veolia) number of shares of New Enviri common stock otherwise distributable to a Non-U.S. holder in the Distribution and either (i) sell or cause to be sold such shares to generate the cash needed to pay the withholding tax due or (ii) pay the withholding tax due using CE Holdings’ own funds and retain such withheld shares of New Enviri common stock.
A more detailed discussion of certain material U.S. federal income tax consequences of the Distribution can be found in “The Holding Company Merger, Reorganization and Distribution—Certain Material U.S. Federal Income Tax Consequences—The Distribution.”
The historical and pro forma financial information presented herein is not representative of the results that the Company would have achieved as a separate, publicly traded company and therefore is not a reliable indicator of its future results.
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, the Company will be treated as the “accounting spinnor” of CE Holdings and will be the “accounting successor” to Enviri for accounting and financial reporting purposes. Therefore, following the consummation of the Transactions, the historical financial statements of the Company, with respect to periods prior to the Spin-Off, will be represented by the historical financial statements of Enviri and the Clean Earth Business will be reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations. Because the historical consolidated financial information of Enviri included in this information statement includes the results of the Clean Earth Business, it is not representative of the Company’s future financial position, future results of operations or future cash flows nor does it reflect what the Company’s financial position, results of operations or cash flows would have been as a separate, publicly traded company during the periods presented.
In addition, the supplemental historical combined financial information and the pro forma combined financial information of the Company included in this information statement are derived from Enviri’s consolidated financial statements and accounting records and based upon available information and assumptions the Company believes are reasonable; however its assumptions may not prove to be accurate. For example, this information does not reflect changes that the Company expects to experience in the future as a result of the Spin-Off and the Merger, including changes in the Company’s cost structure, tax structure, financing and business operations. As part of Enviri, the Company enjoyed certain benefits from Enviri’s operating diversity, size, purchasing power and borrowing leverage, and the Company may be unable to purchase goods, services and technologies or access capital or credit markets on terms as favorable to the Company as those that were available to the Company as part of Enviri. As a result, the supplemental historical combined financial information and the pro forma combined financial information are being provided for illustrative purposes only, are not indicative of the Company’s future performance and do not reflect what the Company’s results would have been had the Company operated as a separate, publicly traded company during the periods presented.
The indemnification arrangements New Enviri entered into with CE Holdings in connection with the Distribution may require New Enviri to divert cash to satisfy indemnification obligations to CE Holdings. The indemnification from CE Holdings may not be sufficient to insure New Enviri against the full amount of liabilities that will be allocated to CE Holdings.
Pursuant to the Separation Agreement, CE Holdings will indemnify New Enviri for certain liabilities and New Enviri will indemnify CE Holdings for certain liabilities, as discussed further in “The Holding Company Merger, Reorganization and Distribution - The Separation Agreement - Indemnification.” Payments pursuant to these indemnities may be significant and could negatively impact New Enviri’s business. Third parties could also seek to hold New Enviri responsible for any of the liabilities of the Clean Earth Business. CE Holdings will agree to indemnify New Enviri for such liabilities, but such indemnity from CE Holdings may not be sufficient to protect New Enviri against the full amount of such liabilities, and CE Holdings may not be able to fully satisfy its indemnification obligations. Moreover, even if New Enviri ultimately succeeds in recovering from CE Holdings any amounts for which it is held liable, New Enviri may be temporarily required to bear these losses itself. Each of these risks could negatively affect New Enviri’s business, financial condition, results of operations and cash flows.
The final purchase price paid by Veolia will be subject to uncertainties.
The final purchase price paid by Veolia is subject to uncertainties by virtue of the purchase price adjustments set forth in the Separation Agreement. In particular, the amount of cash New Enviri will receive in the Transactions will be subject to adjustment based on the amount of the net working capital, cash and debt of the Clean Earth Business as of the Closing and the amount of capital expenditures made by the Clean Earth Business from the beginning of the fourth quarter of 2025 through the Closing. For more information regarding these purchase price adjustments, see “The Holding Company Merger, Reorganization and Distribution - The Separation Agreement - Certain Adjustments.”

The consummation of the Spin-Off is subject to a number of conditions as set forth in the Separation Agreement and, if these conditions are not satisfied or waived, the Spin-Off may not be completed. Additionally, if any conditions are waived and the Spin-Off is completed, such waiver could have a material adverse effect on the Company’s business.
The Distribution is subject to the satisfaction or waiver by Enviri of certain conditions as described in “The Holding Company Merger, Reorganization and Distribution—The Separation Agreement—Conditions to the Spin-Off.” The failure to satisfy any or all of the required conditions could delay the completion of the Spin-Off or prevent it from occurring. There can be no assurance that the conditions to the Spin-Off will be satisfied or waived or that the Spin-Off will be completed within the expected timeframe or at all. If the Spin-Off is not completed, you will not receive shares of New Enviri common stock.
Additionally, Enviri may waive the conditions to the Spin-Off set forth in the Separation Agreement and proceed with the Spin-Off even if such conditions have not been met. Notwithstanding Enviri’s contractual ability to waive the conditions in the Separation Agreement, Enviri cannot proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Spin-Off, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the SEC or if such registration statement does not remain effective. However, if Enviri waives any of the other conditions and the Spin-Off is completed, such waiver could have a material adverse effect on the Company’s business, financial condition or results of operations or the ability of the Company’s stockholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of the Company’s common stock to be accepted for listing on a national securities exchange.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements contained herein could include, among other things, statements regarding the anticipated timing of the consummation of the Transactions; statements about management’s confidence in and strategies for performance of New Enviri; expectations for new and existing products, technologies and opportunities; and expectations regarding growth, sales, cash flows, and earnings. Forward-looking statements can be identified by the use of such terms as “may,” “could,” “expect,” “anticipate,” “intend,” “believe,” “likely,” “estimate,” “outlook,” “plan,” “contemplate,” “project,” “target” or other comparable terms.
Factors that could cause actual results to differ, perhaps materially, from those implied by forward-looking statements include, but are not limited to:
•(i) the occurrence of any event, change or other circumstance that could give rise to the right of one or multiple of the parties to terminate the Merger Agreement; (ii) the possibility that the Transactions do not occur when expected or at all; and (iii) the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•the possibility that the Transactions may not ultimately achieve the expected benefits;
•the impact of the sale of the Clean Earth Business and the Spin-Off on the Company’s business and performance;
•the Company’s ability to effectively implement its business strategy and improvement initiatives and realize the expected benefits therefrom;
•the Company having a smaller size and more limited resources than Enviri;
•the Company’s ability to successfully enter into new contracts and complete new acquisitions, divestitures, or strategic ventures in the time-frame contemplated or at all;
•the Company’s inability to comply with applicable environmental and safety laws and regulations;
•the Company’s inability to obtain, renew, or maintain compliance with its operating permits or license agreements;
•various economic, business, and regulatory risks associated with the industries in which the Company operates;
•the seasonal nature of the Company’s business;
•risks caused by customer concentration, fixed-price and long-term customer contracts, especially those related to complex engineered equipment and the competitive nature of the industries in which the Company operates;
•the outcome of any disputes with customers, contractors and subcontractors;
•the financial condition of the Company’s customers, including the ability of customers (especially those that may be highly leveraged or have inadequate liquidity) to maintain their credit availability;
•higher than expected claims under the Company’s insurance policies, or losses that are uninsurable or that exceed existing insurance coverage;
•market and competitive changes, including pricing pressures, market demand and acceptance for new products, services and technologies, changes in currency exchange rates, interest rates, commodity and fuel costs and capital costs;

•the Company’s ability to negotiate, complete, and integrate strategic transactions and joint ventures with strategic partners;
•the Company’s ability to attract and effectively retain key management and employees, including due to unanticipated changes to demand for the Company’s services, disruptions associated with labor disputes, and increased operating costs associated with union organizations;
•the Company’s inability or failure to protect its intellectual property rights from infringement in one or more of the many countries in which the Company operates;
•failure to effectively prevent, detect or recover from breaches in the Company’s cybersecurity infrastructure;
•changes in the worldwide business environment in which the Company operates, including changes in general economic and industry conditions and cyclical slowdowns impacting the steel and aluminum industries;
•fluctuations in exchange rates between the U.S. dollar and other currencies in which the Company conducts business;
•unforeseen business disruptions in one or more of the many countries in which the Company operates due to changes in economic conditions, changes in governmental laws and regulations, including environmental, occupational health and safety, tax and import tariff standards and amounts; political instability, civil disobedience, armed hostilities, public health issues or other calamities;
•liability for and implementation of environmental remediation matters;
•product liability and warranty claims associated with the Company’s operations;
•the Company’s ability to comply with financial covenants and obligations to financial counterparties;
•the Company’s outstanding indebtedness and exposure to derivative financial instruments that may be impacted by, among other factors, changes in interest rates;
•tax liabilities and changes in tax laws;
•changes in the performance of equity and bond markets that could affect, among other things, the valuation of the assets in the Company’s pension plans and the accounting for pension assets, liabilities and expenses; and
•risk and uncertainty associated with intangible assets.
These forward-looking statements are also subject to other risks, uncertainties and assumptions, including those described in “Risk Factors” elsewhere in this information statement. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this information statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this information statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this information statement to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this information statement and the documents that we file with the SEC with the understanding that our actual future results, levels of activity and performance and other future events and circumstances may be materially different from what we expect.

THE HOLDING COMPANY MERGER, REORGANIZATION AND DISTRIBUTION
This section describes the material terms of the Holding Company Merger, Reorganization and Distribution pursuant to certain agreements described in this section. Certain of the agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The description in this section and elsewhere in this information statement is qualified in its entirety by reference to the complete text of the agreements described in this section and elsewhere in this information statement, which we urge you to read. This summary does not purport to be complete and may not contain all of the information about the Holding Company Merger, Reorganization and Distribution that is important to you.
General
To effect the Spin-Off, on the Distribution Date, the following series of transactions will occur in the order set out below:
•Holding Company Merger—Enviri will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger and continuing, until the consummation of the Distribution, as a wholly owned subsidiary of CE Holdings, and each outstanding share of common stock of Enviri will be exchanged for one share of common stock, par value $1.25 per share, of CE Holdings;
•Reorganization—CE Holdings and its subsidiaries will effect a pre-Closing reorganization, following which (i) CE Holdings will hold the Clean Earth Business and own all of the outstanding shares of common stock of New Enviri, (ii) New Enviri will own all of the equity interests of Enviri LLC, and (iii) Enviri LLC will hold the New Enviri Business; and
•Distribution—CE Holdings will distribute the New Enviri Business through a distribution of all of the outstanding shares of common stock of New Enviri to the stockholders of CE Holdings (the then former stockholders of Enviri), on a pro rata basis, at a ratio of one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the effective time of the Holding Company Merger.
Immediately after the Distribution, Merger Sub will merge with and into CE Holdings, with CE Holdings surviving as an indirect wholly owned subsidiary of Veolia.
As a result of the foregoing transactions, (i) Veolia will indirectly own CE Holdings, which will hold the Clean Earth Business, (ii) New Enviri will own Enviri LLC, which will hold the New Enviri Business, and (iii) the then former stockholders of Enviri will own all of the common stock of New Enviri.
Corporate Structure
The following diagrams set forth a summary of (i) the corporate structure of Enviri prior to the Transactions and (ii) the corporate structure of New Enviri after the Transactions, including after giving effect to the Merger. This chart is provided for illustrative purposes only.

Prior to the Transactions

After the Transactions

Public
Stockholders
Enviri II
Corporation
Enviri LLC
Harsco
Environmental
Harsco
Rail

Manner of Effecting the Distribution
The general terms and conditions relating to (i) the Holding Company Merger are set forth in the Merger Agreement and (ii) the Reorganization and the Distribution are set forth in the Separation Agreement. Under the Separation Agreement, the Reorganization and Distribution will be effective following the satisfaction or waiver of the conditions set forth in the Separation Agreement, including those set forth in the Merger Agreement.
For Enviri stockholders who own shares of Enviri common stock in registered form on the Record Date, our transfer agent will credit shares of CE Holdings common stock and New Enviri common stock to book-entry accounts established in their names to hold shares of CE Holdings common stock and New Enviri common stock, respectively. Our distribution agent will send these stockholders statements reflecting their ownership of New Enviri common stock shortly after the Distribution Date. Book-entry refers to a method of recording share ownership in our records in which no physical certificates are used.
For Enviri stockholders who own shares of Enviri common stock through a broker or other nominee on the Record Date, their shares of CE Holdings common stock and New Enviri common stock will be credited to their accounts by the broker or other nominee.
As further discussed below, fractional shares will not be distributed. Following the Holding Company Merger, Reorganization and Distribution, stockholders whose shares are held in book-entry form and are not affiliates of New Enviri may request that their shares of New Enviri common stock be transferred to a brokerage or other account at any time, in each case without charge.
NEW ENVIRI STOCKHOLDERS WILL NOT BE REQUIRED TO PAY ANY CASH OR DELIVER ANY OTHER CONSIDERATION FOR SHARES OF NEW ENVIRI COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF ENVIRI COMMON STOCK OR CE HOLDINGS COMMON STOCK IN ORDER TO RECEIVE SHARES OF NEW ENVIRI COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION.
No fractional shares of New Enviri common stock will be distributed as part of the Distribution or credited to book-entry accounts. In lieu of receiving fractional shares, each holder of shares of Enviri common stock who would otherwise be entitled to receive a fractional share of New Enviri common stock will receive cash for the fractional interest, without any interest thereon. The distribution agent will, as soon as practicable after the Distribution Date, aggregate all fractional shares of New Enviri common stock into whole shares of New Enviri common stock and sell them in the open market at then-prevailing market prices and distribute the aggregate proceeds, net of brokerage fees and after deducting any taxes required to be withheld therefrom, ratably to CE Holdings stockholders (who were formerly Enviri stockholders) otherwise entitled to fractional interests in shares of New Enviri common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the Distribution Date.
In order to be entitled to receive shares of New Enviri common stock in the Distribution, Enviri stockholders must be stockholders of record of shares of CE Holdings common stock immediately after the effective time of the Holding Company Merger on the Record Date (which will be the same person in whose name the shares of Enviri common stock exchanged in the Holding Company Merger were registered immediately before the Holding Company Merger). Enviri stockholders are not required to take any action and will automatically become stockholders of record of CE Holdings following the exchange of Enviri common stock in the Holding Company Merger.
Reasons for the Distribution
The potential benefits and reasons considered by Enviri’s board of directors in making the determination to consummate the Distribution include the following:
•the Spin-Off of the New Enviri Business is a condition to the Merger;

•stockholders of CE Holdings (i.e., the stockholders of Enviri immediately prior to the Holding Company Merger) would receive shares of common stock of New Enviri in addition to the consideration being paid in the Merger, allowing such stockholders to continue to recognize value from the New Enviri Business;
•a portion of the sale proceeds from the sale of the Clean Earth Business would be used to repay significant indebtedness of Enviri, strengthening the balance sheet and capital structure of New Enviri;
•New Enviri would benefit from enhanced financial and strategic flexibility and operational agility, allowing it to weather any cyclical pressures, selectively pursue growth opportunities at Harsco Environmental, mitigate the impact of cyclical pressures and resolve loss-making Harsco Rail engineered-to-order (ETO) contracts;
•the Transactions are being implemented pursuant to a tax-efficient structure and are not expected to result in any material cash tax expense to Enviri, CE Holdings or New Enviri;
•the timing of the Merger and the Spin-Off in the context of current market activity, Enviri’s historic performance and the high level of market interest in the Clean Earth Business; and
•the overall value proposition to Enviri stockholders when considering the fact that the Merger Consideration received for the sale of the Clean Earth Business would represent (i) a significant premium over the unaffected stock price of Enviri, (ii) a higher EBITDA multiple than had been seen in this sector in recent comparable transactions, and (iii) a significant step towards unlocking the sum-of-the parts value in Enviri.
Enviri’s board of directors also considered other terms of the Separation Agreement, which are more fully described below under “—The Separation Agreement,” including:
•the transfer or entities holding the Clean Earth Business and New Enviri Business, respectively, and allocation of certain liabilities associated with such entities and businesses; and
•the guaranty by Veolia of the indemnity obligations of CE Holdings under the Separation Agreement following the effective time of the Merger.
Enviri’s board of directors also considered certain aspects of the Distribution that may be adverse to New Enviri. New Enviri’s shares of common stock may come under selling pressure as certain Enviri stockholders sell their New Enviri shares because they are not interested in holding an investment in the New Enviri Business. Moreover, certain factors such as the size and expected market value of New Enviri may limit investors’ ability to appropriately value New Enviri’s shares of common stock. In addition, after the Distribution, New Enviri will not own any rights to the Clean Earth Business. Finally, as a result of the Distribution, New Enviri will bear material costs associated with being a publicly traded company that are proportionally more significant to a relatively smaller company.
Results of the Distribution
After the Distribution, New Enviri will be a public company and own the assets and liabilities primarily related to the New Enviri Business. Immediately after the Distribution, New Enviri expects to have approximately                          shares of common stock outstanding. The actual number of shares to be distributed will be determined on the Record Date.
The Distribution will not affect the number of shares of Enviri common stock or CE Holdings common stock you own. For more information on the treatment of shares of Enviri common stock and CE Holdings common stock in the Holding Company Merger and Merger, see Enviri’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (File No. 001-03970) covering the Merger and related matters.

Treatment of Enviri LTI Awards
Prior to the Holding Company Merger and pursuant to the terms of the Merger Agreement, each outstanding and unvested Enviri equity award (an “Enviri LTI Award”) (other than Enviri performance stock unit awards (each, a “PSU Award”)) will vest in full, each outstanding and unvested PSU Award will vest in accordance with its terms and each Enviri LTI Award will be cancelled and settled as described in the following sections.
Treatment of Stock-Settled Awards and Cash-Settled Awards
Each Enviri restricted stock unit award (each, an “RSU Award”) and PSU Award that must be settled in shares of Enviri’s common stock (each, a “Stock-Settled Award”) will be settled prior to the Holding Company Merger into a number of net shares of Enviri common stock equal in value to the shares of Enviri common stock subject to such award on the trading day prior to the vesting and settlement of Stock-Settled Awards under the Merger Agreement (after deducting any required withholding taxes). Each net share of Enviri common stock received by the former RSU Award or PSU Award holder will be exchanged for a share of CE Holdings common stock in the Holding Company Merger and, as a result of holding a share of CE Holdings common stock, such former RSU Award or PSU Award holder will be further entitled to receive in respect of such shares of CE Holdings common stock (i) a number of shares of New Enviri common stock in the Distribution and (ii) the Merger Consideration, in each case, in the same manner as other Enviri stockholders.
Each RSU Award and PSU Award that must be settled in cash (each, a “Cash-Settled Award”) will be cancelled and converted into the right to receive an amount of cash equal in value to the net shares of Enviri common stock subject to such award on the trading day prior to the vesting and settlement of Cash-Settled Awards under the Merger Agreement (after deducting any required withholding taxes).
Treatment of New Enviri Employee SAR Awards
Each Enviri SAR Award with a per-share strike price equal to or greater than the per-share closing market price of Enviri common stock on the trading day prior to the vesting and settlement of SAR Awards under the Merger Agreement (each, an “Out-of-the-Money SAR Award”) that is a SAR Award held by an employee of the New Enviri Business (each, a “New Enviri Employee Out-of-the-Money SAR Award”) will be cancelled and converted into the right to receive a SAR Award granted by New Enviri under the Omnibus Incentive Plan that preserves the intrinsic value of the corresponding SAR Award (each, a “Substitute SAR Award”), which, in the case of a Substitute SAR Award granted in respect of a New Enviri Employee Out-of-the-Money SAR Award, will result in a Substitute SAR Award with a negative intrinsic value.
Each SAR Award with a per-share strike price less than the per-share closing market price of Enviri common stock on the trading day prior to the vesting and settlement of SAR Awards under the Merger Agreement (each, an “In-the-Money SAR Award”) that is held by an employee of the New Enviri Business (each a “New Enviri Employee In-the-Money SAR Award”) will be cancelled and a portion of such award will be converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration, less the product of (a) the per-share strike price of such New Enviri Employee In-the-Money SAR Award, and (b) a fraction, the numerator of which equals the Merger Consideration and the denominator of which equals the value of Enviri’s common stock on the trading day prior to the vesting and settlement of SAR Awards under the Merger Agreement, and (ii) the number of vested shares of Enviri common stock subject to such New Enviri Employee In-the-Money SAR Award immediately prior to its cancellation. In addition, each holder of a New Enviri Employee In-the-Money SAR Award will receive a Substitute SAR Award that preserves the intrinsic value of the portion of the New Enviri Employee In-the-Money SAR Award that was not cancelled in exchange for Merger Consideration.
Treatment of Clean Earth Employee SAR Awards
Each In-the-Money SAR Award held by an employee of the Clean Earth Business (each, a “Clean Earth Employee In-the-Money SAR Award”) will be cancelled prior to the Holding Company Merger and converted into the right to receive a number of net shares of Enviri common stock equal in value to the intrinsic value of the Clean Earth Employee In-the-Money SAR Award (after deducting any required withholding taxes). Each share of Enviri common stock received by the former award holder will first be exchanged for a share of CE Holdings common stock in the Holding Company Merger and, as a result of holding a share of CE Holdings common stock, such former award holder will be further entitled to receive in respect of such shares of CE Holdings common stock (i) a number of shares of New Enviri common stock in the Distribution and (ii) the Merger Consideration, in each case, in the same manner as other Enviri stockholders.
Each Out-of-the-Money SAR Award held by an employee of the Clean Earth Business will be cancelled without any consideration being payable in respect thereof.
The Separation Agreement
Below is a summary of the material terms of the Separation Agreement. The description of the Separation Agreement in this section and elsewhere in this information statement is qualified in its entirety by reference to the complete text of the Separation Agreement, a copy of which is filed as Exhibit 2.1 to the registration statement on Form 10 of which this information statement is a part and is incorporated by reference into this information statement. This summary does not purport to be complete and may not contain all of the information about the Separation Agreement that is important to you. We encourage you to read the Separation Agreement carefully and in its entirety.
The Separation Agreement and this summary of its terms are included to provide you with information regarding its terms. Factual disclosures about Enviri and CE Holdings contained in this information statement or in Enviri’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Enviri or CE Holdings contained in the Separation Agreement.
Overview
Among other things, the Separation Agreement specifies which segment of Enviri’s business will be transferred to or retained by New Enviri and CE Holdings respectively, and sets forth when these transfers will occur. The Separation Agreement also includes procedures by which CE Holdings and New Enviri will become separate and independent companies (subject to the Transition Services Agreement). The matters addressed by the Separation Agreement include the matters described below.
The Holding Company Merger
Under the Merger Agreement, and prior to the Reorganization, Enviri and Enviri LLC will consummate the Holding Company Merger, pursuant to which (i) Enviri will merge with and into Enviri LLC, with Enviri LLC being the surviving entity of such merger, (ii) each share of Enviri common stock outstanding immediately prior to the Holding Company Merger will be exchanged for one share of CE Holdings common stock (and shares held in treasury will be cancelled without payment), (iii) the limited liability company interest in Enviri LLC held by CE Holdings prior to the Holding Company Merger will remain outstanding and thereafter represent the entire limited liability company interest of Enviri LLC as the surviving entity in the Holding Company Merger and (iv) holders of certificates formerly evidencing Enviri common stock and former holders of shares of Enviri common stock that, immediately prior to the effective time of the Holding Company Merger were represented by book-entry on the stock transfer books of Enviri, will cease to have any rights as stockholders of Enviri, except as provided by law.
The Reorganization
The Separation Agreement contemplates that, immediately following the Holding Company Merger, CE Holdings and its subsidiaries will undergo the Reorganization. Particularly, the Reorganization contemplates that (i) Enviri LLC will distribute to CE Holdings all of the outstanding shares of New Enviri common stock, (ii) CE Holdings will assume certain intercompany obligations and receive the right, title and interest to certain receivables of Enviri LLC and other of Enviri’s current subsidiaries, (iii) Enviri LLC will distribute to CE Holdings all of the equity interests in Harsco Clean Earth Holdings, LLC, a Delaware limited liability company (“H-CE Holdings”), which currently holds the Clean Earth Business, (iv) Enviri LLC and CE Holdings will enter into an assignment agreement which contemplates the transfer of certain specified assets and liabilities among CE Holdings and Enviri LLC and (v) CE Holdings will contribute Enviri LLC to New Enviri. The net result of the foregoing transactions is that CE Holdings will directly and separately hold interests in (1) H-CE Holdings, which will hold the Clean Earth Business, and (2) New Enviri, which will hold the New Enviri Business.
As part of the Reorganization, CE Holdings will also issue an Intercompany Note (as defined herein) to Enviri LLC, which under the Merger Agreement, Veolia will cause CE Holdings to repay immediately following the effective time of the Merger and which will be used in connection with the post-Closing purchase price adjustment. For more information on the Intercompany Note, see “—Certain Adjustments.”
The Distribution
Following the Reorganization, CE Holdings will make the Distribution, pursuant to which the distribution agent will distribute all of the outstanding shares of New Enviri common stock to CE Holdings stockholders (who were Enviri stockholders prior to the Holding Company Merger), on a pro rata basis, with such holders receiving one share of New Enviri common stock for every three shares of CE Holdings common stock (formerly Enviri common stock). Following such distribution, CE Holdings’ stockholders (formerly Enviri stockholders) will separately and directly hold (i) all of the issued and outstanding shares of New Enviri common stock, and (ii) all of the issued and outstanding shares of CE Holdings common stock. Stockholders who would be entitled to receive a fraction of a share of New Enviri common stock in the Distribution will receive cash in lieu of fractional shares, without any interest thereon. Fractional shares of New Enviri common stock will not be distributed in the Distribution nor credited to book-entry accounts.
Transfer of Businesses
The Separation Agreement identifies the segment of Enviri’s business to be transferred to or retained by each of CE Holdings and New Enviri, and it provides for when and how these transfers will occur.
Generally, following the Spin-Off, CE Holdings will own the Clean Earth Business, and New Enviri will own the New Enviri Business. In particular, the Separation Agreement provides that CE Holdings will retain the Clean Earth Business which includes all the business and operations of Enviri whose financial results were collectively reported as the “Clean Earth” business segment of Enviri in the Form 10-K of Enviri for the year ended December 31, 2024, as such businesses and operations had been conducted at any time prior to the Distribution, and all businesses, operations and activities conducted by H-CE Holdings and its subsidiaries. The Clean Earth Business does not include general corporate functions that are currently provided by Enviri or its subsidiaries (other than H-CE Holdings and its subsidiaries), including any finance, accounting, tax, human resources, insurance and risk management, treasury, operational support, facilities, real property, legal, information technology and other ancillary or corporate shared services, corporate centralized functional organizations and certain other excluded services as specified in the Separation Agreement.
On the other hand, all of the businesses, operations and activities conducted at any time prior to the Distribution by Enviri or any of its subsidiaries, other than the Clean Earth Business, will be retained by or transferred to New Enviri and are referred to as the “New Enviri Business.”
The Separation Agreement provides certain liabilities will generally be retained by New Enviri (“New Enviri Liabilities”), including liabilities: (i) of CE Holdings or New Enviri to the extent they are related to the New Enviri Business, (ii) of CE Holdings or New Enviri that are expressly provided by the transaction documents as liabilities to be transferred to, assumed by or agreed to be performed by Enviri, New Enviri or any other member of the New Enviri Group (iii) of any member of the New Enviri Group as specified under the transaction documents, (iv) arising out of the business conducted by the New Enviri Group that are not CE Holdings Liabilities (as defined below), (v) under certain specified Enviri debt facilities and (vi) for certain specified taxes.
Additionally, certain liabilities of CE Holdings or New Enviri will be retained by CE Holdings (“CE Holdings Liabilities”), including liabilities: (i) of CE Holdings or New Enviri to the extent they are related to the Clean Earth Business, (ii) of CE Holdings or New Enviri or Veolia that are expressly provided by the transaction documents as liabilities to be transferred to, assumed by or agreed to be performed by Veolia, CE Holdings or any other member of the CLEH Group, (iii) of Veolia, Merger Sub or any member of the CLEH Group under transaction documents,

(iv) for certain specified taxes and (v) arising out of or resulting from the business, operations or activities of any member of the CLEH Group or any of their respective affiliates at any time as of or after the Distribution.
Conditions to the Spin-Off
The consummation of the Reorganization and Distribution are subject to the satisfaction or waiver by Enviri of certain conditions, including:
•the shares of New Enviri common stock to be delivered to CE Holdings stockholders in the Distribution will have been approved for listing on NYSE, subject to official notice of distribution;
•the satisfaction or waiver of the conditions to Closing set forth in the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time;
•Veolia will have irrevocably confirmed to Enviri and CE Holdings that each closing condition in the Merger Agreement with respect to Veolia’s and Merger Sub’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution and/or the Merger or (iii) is or has been waived by Veolia; and
•Amendment No. 16 to the Third Amended and Restated Credit Agreement, dated as of November 5, 2025, among Enviri, Bank of America, N.A., as agent, and the lenders party thereto (which amendment, among other things, amends certain covenants to permit and otherwise facilitate the Distribution) will remain in effect in accordance with its terms.
The Separation Agreement provides that the conditions are for the sole benefit of Enviri and CE Holdings and Enviri may waive any of the conditions and proceed with the Spin-Off even if all such conditions have not been met. If Enviri or CE Holdings waives any such condition and the Spin-Off is completed, such waiver could have a material adverse effect on New Enviri’s business, financial condition or results of operations or the ability of stockholders of New Enviri to sell their shares after the Spin-Off, including, without limitation, as a result of illiquid trading due to the failure of New Enviri common stock to be accepted for listing on a national securities exchange. Notwithstanding Enviri or CE Holdings’ contractual ability to waive the conditions in the Separation Agreement, neither Enviri nor CE Holdings can proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Reorganization or the Distribution, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the SEC or if such registration statement does not remain effective. However, Enviri, as a public company, could still proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Merger.
Certain Adjustments
At least four business days prior to the Closing, Enviri will deliver to Veolia an estimated adjustment statement (the “Estimated Adjustment Statement”) setting forth its good faith estimate and reasonable supporting documentation of:
•the Net Working Capital (the “Estimated Net Working Capital”),
•the Company Cash (the “Estimated Company Cash”),
•the Company Debt (the “Estimated Company Debt”) and
•the Intercompany Note Amount (each as defined below).
The Separation Agreement provides for a post-closing adjustment. Within 90 days following the Closing, Veolia will prepare and deliver to Enviri a preliminary adjustment statement (the “Preliminary Adjustment Statement”), which will set forth in reasonable detail CE Holdings’ good faith calculation of the components of the Estimated Adjustment Statement (other than the Intercompany Note Amount).

If New Enviri disagrees with the calculations set forth in the Preliminary Adjustment Statement, New Enviri will deliver to CE Holdings, within 45 days after receipt by New Enviri of the Preliminary Adjustment Statement, a written statement describing each objection and New Enviri’s proposed adjustments, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation. If New Enviri does not deliver the notice within the 45 days, New Enviri will be deemed to have irrevocably accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment.
If New Enviri delivers a notice of disagreement, New Enviri and CE Holdings will attempt to resolve the dispute in good faith within 30 days after CE Holdings’ receipt of such notice. If the parties do not reach a resolution during that 30 day period, New Enviri and CE Holdings will retain a nationally recognized independent certified public accounting firm in the United States who will make a final determination with respect to disputed items.
The Net Working Capital, Company Cash and Company Debt set forth in the Final Adjustment Statement are referred to herein as the “Final Net Working Capital,” the “Final Company Cash” and the “Final Company Debt,” respectively.
Within five business days after the determination of the Final Adjustment Statement, (i) if (A) the amount equal to the Estimated Net Working Capital Adjustment (as defined below) plus the Estimated Company Cash minus the Estimated Company Debt exceeds (B) the amount equal to the Final Net Working Capital Adjustment (as defined below) plus the Final Company Cash minus the Final Company Debt, New Enviri will pay CE Holdings the amount of such excess, by wire transfer of immediately available funds, or (ii) if (A) the amount equal to the Final Net Working Capital Adjustment plus the Final Company Cash minus the Final Company Debt exceeds (B) the amount equal to the Estimated Net Working Capital Adjustment plus the Estimated Company Cash minus the Estimated Company Debt, CE Holdings will pay New Enviri the amount of such excess, by wire transfer of immediately available funds.
For purposes of this information statement and as defined in the Separation Agreement:
•“Company Cash” means the aggregate amount of cash and cash equivalents of CE Holdings and the other members of the CLEH Group, including deposits in transit that have not yet cleared, other than wire transfers and drafts deposited but not cleared for the benefit of CE Holdings and the other members of the CLEH Group, but does not include uncleared checks, wire transfers and drafts of CE Holdings and the other members of the CLEH Group;
•“Company Debt” means the aggregate amount of Indebtedness (as defined below) of CE Holdings and the other members of the CLEH Group, excluding (a) Indebtedness solely among members of the CLEH Group, (b) amounts outstanding pursuant to intercompany arrangements that will be settled or eliminated in connection with the Closing, (c) New Enviri Liabilities, (d) the Indebtedness under the Intercompany Note and (e) operating leases in the financial statements or in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”);
•“Estimated Net Working Capital Adjustment” means (a) if the Estimated Net Working Capital exceeds the Target Net Working Capital Upper Threshold (as defined below), then a positive amount equal to the full amount of such excess over the Target Net Working Capital Upper Threshold, (b) if the Target Net Working Capital Lower Threshold (as defined below) exceeds the Estimated Net Working Capital, then a negative amount equal to the full amount of such excess over the Estimated Net Working Capital or (c) zero, other than as set forth in clauses (a) and (b);
•“Final Net Working Capital Adjustment” means (a) if the Final Net Working Capital exceeds the Target Net Working Capital Upper Threshold, then a positive amount equal to the full amount of such excess over the Target Net Working Capital Upper Threshold, (b) if the Target Net Working Capital Lower Threshold exceeds the Final Net Working Capital, then a negative amount equal to the full amount of such excess over the Final Net Working Capital or (c) zero, other than as set forth in clauses (a) and (b);

•“Indebtedness” means (a) the unpaid principal amount of and accrued interest in respect of indebtedness for borrowed money, (b) other indebtedness obligations evidenced by a note, bond, draft, debenture or similar debt instrument (excluding performance guarantees and similar bonds), (c) letters of credit, to the extent drawn, (d) capitalized leases or finance lease obligations accounted as such under GAAP (excluding operating leases), (e) Transaction Expenses (as defined below), (f) certain tax liabilities specified in the Separation Agreement and (g) an amount based on a capital expenditure adjustment as set forth in the Separation Agreement. Indebtedness does not include any amount that is included as a current liability in the determination of Net Working Capital;
•“Intercompany Note” means the note in the form attached to the Separation Agreement and in an amount equal to the Intercompany Note Amount (as defined below), to be issued by CE Holdings to Enviri LLC;
•“Intercompany Note Amount” means (a) Three Billion Forty Million Dollars ($3,040,000,000) minus (b) the product of the Merger Consideration multiplied by the total number of shares of CE Holdings common stock outstanding immediately prior to the effective time of the Merger, minus (c) the aggregate amount to be paid by members of the CLEH Group to award holders in respect certain cash settled awards, minus (d) employee tax withholding and employer-side employment taxes to be paid to the applicable tax authorities by members of the CLEH Group in respect of the vesting and settlement of certain specified Enviri stock awards in accordance with the Merger Agreement, plus (e) the Estimated Net Working Capital Adjustment (which may be positive or negative), plus (f) the Estimated Company Cash and minus (g) the Estimated Company Debt;
•“Net Working Capital” means an amount (which amount may be a positive or negative) equal to (a) the current assets of CE Holdings and the other members of the CLEH Group, minus (b) the current liabilities of CE Holdings and the other members of the CLEH Group that are identified in the accounting principles attached to the Separation Agreement, but excluding (1) specified tax assets and liabilities, (2) receivables and payables solely among members of the CLEH Group, (3) amounts outstanding pursuant to intercompany arrangements that will be settled or eliminated at or prior to the Closing, (4) assets of New Enviri and any New Enviri Liabilities (other than taxes), (5) Company Debt, (6) Company Cash, (7) liabilities in respect of the 2026 annual cash incentive payment and (8) amounts taken into account in clause (c) or clause (d) of the definition of “Intercompany Note Amount.” The Net Working Capital will be determined in accordance with the accounting principles attached to the Separation Agreement;
•“Transaction Expenses” means unpaid (a) out-of-pocket costs, fees and expenses of investment bankers, legal counsel, accountants and other advisors that are payable by the CLEH Group and incurred at or prior to the Closing in connection with the transaction documents and the consummation of the transactions and (b) amounts payable by the CLEH Group to its current or former employees, directors and consultants as a result of the consummation of the transactions pursuant to any change-in-control, transaction or similar bonuses or retention agreements. Transaction Expenses do not include: amounts contemplated to be paid by Veolia or its affiliates pursuant to any transaction document; costs, fees and expenses resulting from termination of employment or service at or after the Closing; costs and expenses incurred by the CLEH Group after the Closing; items included as a current liability in Net Working Capital; costs, fees or expenses incurred by, on behalf of, or at the direction of Veolia or any of its affiliates or otherwise relating to Veolia or any of its affiliates’ financing of the transactions contemplated by the transaction documents; or any amounts taken into account in clause (c) or clause (d) of the definition of “Intercompany Note Amount”;
•“Target Net Working Capital Lower Threshold” means $97,800,000; and
•“Target Net Working Capital Upper Threshold” means $101,800,000.
Access to Information
The Separation Agreement provides that, subject to certain specified exceptions, after the Distribution, each of New Enviri and CE Holdings, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide to the other party and its Group, as soon as reasonably practicable after written request, any information in the possession or under the control of such party or its Group to the extent that (i) such information relates to the Clean Earth Business (if CE Holdings is the requesting party), or to the New Enviri Business (if New Enviri is the requesting party), or (ii) such information is required by the requesting party to comply with its obligations under the Separation Agreement or the other transaction documents or any obligation imposed by any governmental authority. Furthermore, after the Distribution and until the end of the fiscal year during which the Distribution occurs, each party will use its commercially reasonable efforts to cooperate with the other party’s information requests to enable the other party (and its accountants and advisors) to meet applicable timetables in connection with its earnings releases, financial statements, disclosure controls and procedures and internal control over financial reporting.
Additionally, after the Distribution, each of New Enviri, on the one hand, and Veolia and/or CE Holdings, on the other hand, will use its commercially reasonable efforts to make available, upon reasonable written request, any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such books, records or other documents may reasonably be required in connection with any action in which the requesting party may from time to time be involved, regardless of whether such action is a matter with respect to which indemnification may be sought under the transaction documents.
Termination of Agreements
The Separation Agreement provides that CE Holdings and New Enviri will cause all agreements, arrangements, commitments or understandings, whether or not in writing, that are between or among New Enviri and the New Enviri Group, on the one hand, and CE Holdings and the CLEH Group, on the other hand, to be terminated as of the Distribution, except for (i) the Separation Agreement, the Merger Agreement and the other transaction documents (and each other agreement contemplated thereby, including the Intercompany Note), (ii) agreements to which any third party is a party, (iii) intercompany accounts payable or accounts receivable that are reflected in the books and records of Enviri, New Enviri or the CLEH Group which will be settled in accordance with the Separation Agreement (the “Intercompany Accounts”), or (iv) agreements where any non-wholly owned subsidiary of CE Holdings or New Enviri is a party. The Separation Agreement also provides that all Intercompany Accounts outstanding as of immediately prior to the Distribution will be repaid, settled or otherwise eliminated by means of cash payments, a dividend, capital contribution or a combination of the foregoing.
Shared Services
The Separation Agreement provides for all ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the New Enviri Business and the Clean Earth Business (“Shared Services”) to cease at the Distribution, and all agreements and arrangements (whether or not in writing) in respect thereof will terminate as of the Distribution without further obligation or liability to any member of the CLEH Group, except as expressly provided in any transaction document, including the Transition Services Agreement. See “—The Transition Services Agreement” for additional information.
Releases
The Separation Agreement provides that, subject to certain exceptions specified in the Separation Agreement, each party, on behalf of itself and each member of its Group, and to the extent permitted by law, all persons who any time prior to the Distribution were stockholders, directors, officers, managers, members, employees or agents of any member of its respective Group (in their respective capacities as such), will remise, release and forever discharge the other party and the other members of the other party’s Group and their respective successors, assigns, stockholders, directors, officers, agents or employees from (i)(A), with respect to New Enviri as the releasing party, any New Enviri Liabilities or (B) with respect to CE Holdings or Veolia as the releasing party, any CE Holdings Liabilities, (ii) all liabilities arising from or in connection with the transactions and all other activities to implement the Spin-Off, the Merger and any of the other transactions contemplated by the transaction documents and (iii) all liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution to the extent relating to, arising out of or resulting from, with respect to New Enviri, the New Enviri Business (including the New Enviri Liabilities) or, with respect to CE Holdings and Veolia, the Clean Earth Business (including CE Holdings Liabilities).

Indemnification
In the Separation Agreement, CE Holdings agrees to indemnify, defend and hold harmless New Enviri, each member of the New Enviri Group and each of their respective past, present and future directors, officers, employees and agents, from and after the Distribution, from and against all losses to the extent relating to, arising out of or resulting from, directly or indirectly:
•any CE Holdings Liability;
•certain specified tax liabilities;
•any failure of CE Holdings, any other member of the CLEH Group or any other person to pay, perform or discharge any CE Holdings Liabilities in accordance with their terms;
•any breach by CE Holdings or any other member of the CLEH Group of the Separation Agreement;
•except to the extent it relates to a New Enviri Liability, any guarantee, indemnification or credit support agreement, or similar understanding for the benefit of any member of the CLEH Group by any member of the New Enviri Group that survives following the Distribution; and
•any untrue statement or omission regarding a material fact, with respect to any registration statement filed with the SEC, or with respect to any other disclosure document, in each case only to the extent related to information supplied by Veolia or any of its affiliates in writing expressly for inclusion therein.
New Enviri agrees to indemnify, defend and hold harmless CE Holdings, each member of the CLEH Group and each of their respective past, present and future directors, officers, employees or agents, from and after the Distribution, from and against all losses relating to, arising out of or resulting from, directly or indirectly:
•any New Enviri Liability;
•certain specified tax liabilities;
•any failure of New Enviri, any other member of the New Enviri Group or any other person to pay, perform or discharge any New Enviri Liabilities in accordance with their terms;
•any breach by New Enviri or any other member of the New Enviri Group of the Separation Agreement;
•except to the extent it relates to a CE Holdings Liability, any guarantee, indemnification or credit support agreement, or similar understanding for the benefit of any member of the New Enviri Group by any member of the CLEH Group that survives following the Distribution; and
•any untrue statement or omission regarding a material fact, with respect to any registration statement filed with the SEC or with respect to any other disclosure document necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (but excluding any such liabilities to the extent related to information supplied by Veolia in writing expressly for inclusion therein).
Under the Separation Agreement, the amount of any indemnifiable loss will be reduced by (i) any insurance proceeds actually received, and any other amounts actually recovered from third parties in respect of the indemnifiable claim, less (ii) any out-of-pocket costs or expenses incurred in the collection thereof and any taxes incurred in connection therewith. The Separation Agreement provides that if an indemnitee receives a payment from an indemnifying party for an indemnifiable claim, but then subsequently receives insurance proceeds or any other amounts, the indemnitee will repay the indemnifying party within ten calendar days an amount equal to the excess. The Separation Agreement further provides that an insurer who would otherwise be obligated to pay any claim will not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of the Separation Agreement or any other transaction document, and no third party will be entitled to a windfall by virtue of the indemnification and contribution provisions of the

Separation Agreement. Pursuant to the Separation Agreement, the indemnified party will use commercially reasonable efforts to collect or recover any third-party insurance proceeds that may be collectible or recoverable in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement.
The Separation Agreement also establishes procedures with respect to third-party claims subject to indemnification and related matters.
Tax Matters
The Separation Agreement governs the rights and obligations of CE Holdings and New Enviri after the Distribution with respect to certain tax liabilities, tax returns (including tax reporting of the Holding Company Merger, the Reorganization and the Distribution), tax claims and other tax matters.
Under the Separation Agreement, New Enviri generally agrees to indemnify CE Holdings for (i) taxes imposed on, arising in connection with or relating to the Holding Company Merger, the Reorganization or the Distribution, (ii) transfer taxes incurred in connection with the Holding Company Merger, the Reorganization and the Distribution, and 50% of any transfer taxes imposed on the Merger and (iii) taxes of New Enviri or any of its subsidiaries that are not reflected on an affiliated, consolidated, combined, unitary or similar tax return of a group of which Enviri (or, following the Holding Company Merger, CE Holdings) is the common parent, and CE Holdings generally agrees to indemnify New Enviri for taxes reflected on an affiliated, consolidated, combined, unitary or similar tax return of a group of which Enviri (or, following the Holding Company Merger, CE Holdings) is the common parent (other than taxes for which New Enviri is responsible pursuant to the Separation Agreement).
Non-Solicit
The Separation Agreement provides that, subject to certain customary exceptions specified in the Separation Agreement, for a period of one year following the Closing, none of New Enviri, Veolia or any of their respective Groups (including, with respect to Veolia, the CLEH Group) will solicit for employment or employ (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, any employee with a title of vice president or higher at the other party or any member of the other party’s Group (with respect to the CLEH Group, as of the Closing) to leave the employ of the other party or their Group.
Non-Compete
The Separation Agreement provides that, subject to certain exceptions specified in the Separation Agreement for a period of two years following the Closing, New Enviri, without the prior written consent of Veolia, will not, and will cause its subsidiaries not to, engage in a business that provides comprehensive hazardous waste, contaminated soils and dredged materials disposal or recycling and management services of the type conducted by the Clean Earth Business as of the Distribution in any territory where the Clean Earth Business operated in the one year prior to the Closing.
Additional Covenants
The Separation Agreement also addresses additional obligations of the parties relating to, among other matters, further assurances, protective arrangements, confidentiality, privilege, cooperation, other agreements requiring exchange of information, record retention, ownership and guarantees.
Veolia Guaranty
The Separation Agreement includes a guaranty by Veolia of CE Holdings’ indemnification obligations under the Separation Agreement.

Employee Matters
The Separation Agreement generally provides that, prior to the Distribution Date, Enviri will transfer the employment of (i) each employee of the New Enviri Business to New Enviri or a subsidiary thereof and (ii) each employee of the Clean Earth Business to CE Holdings or a subsidiary thereof.
The Separation Agreement also provides that through the first anniversary of the Distribution Date, Veolia will provide each employee of CE Holdings or a subsidiary thereof with (i) a base salary or wage rate that is not less than that provided to such employee immediately prior to the Distribution Date, (ii) target cash and equity incentive compensation opportunities in amounts no less favorable than the target cash and equity incentive opportunities enjoyed by similarly situated employees of Veolia and (iii) other compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (other than those described in clauses (i) and (ii) and defined benefit pension benefits) provided to the employee immediately prior to the Distribution Date.
The Separation Agreement further provides, in general, that (i) New Enviri and its affiliates will assume or retain, as applicable, all liabilities and obligations relating to current and former employees of the New Enviri Business, including those associated with employee benefit plans transferring to New Enviri by operation of law, any single-employer defined benefit pension plans and any “multiemployer plans” as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (a “Multiemployer Plan”), to which Enviri and its subsidiaries made contributions or had an obligation to contribute prior to the Distribution in respect of employees of the New Enviri Business, and (ii) Veolia and its affiliates will assume or retain, as applicable, all liabilities and obligations relating to current and former employees of the Clean Earth Business, including those associated with employee benefit plans transferring to CE Holdings by operation of law and any Multiemployer Plan to which Enviri and its subsidiaries made contributions prior to the Distribution in respect of the Clean Earth Business.
Use of the Name and Marks
The Separation Agreement generally provides CE Holdings six months to cease all uses of the Retained Marks (as defined in the Separation Agreement), other than for certain archival uses and internal uses.
Freedom to Operate IP Licenses
In the Separation Agreement, effective as of the Distribution, (i) New Enviri and the other members of the New Enviri Group grant to Veolia and its subsidiaries a perpetual, royalty-free, non-exclusive license under the Intellectual Property (as defined in the Merger Agreement) owned or freely sublicensable by New Enviri or any other member of the New Enviri Group as of the Distribution and used in or necessary for the operation of the Clean Earth Business as of such date for the purpose of operating the Clean Earth Business, and (ii) CE Holdings and the other members of the CLEH Group grant to New Enviri and the other members of the New Enviri Group a perpetual, royalty-free, non-exclusive license under the Intellectual Property owned by CE Holdings or any other members of the CLEH Group as of the Distribution and used in or necessary for the operation of the New Enviri Business as of such date for the purpose of operating the New Enviri Business.
Termination
The Separation Agreement will terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution. After the Distribution, the Separation Agreement may not be terminated, except by an agreement in writing signed by a duly authorized officer of each of CE Holdings, Enviri, New Enviri and Veolia.
Governing Law
The parties to the Separation Agreement have agreed that the Separation Agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware.

Jurisdiction
The parties to the Separation Agreement have agreed that any proceeding brought with respect to the Separation Agreement or the transactions contemplated thereby, or for recognition and enforcement of any judgment in respect thereof, be brought in the Court of Chancery of the State of Delaware. If the Court of Chancery declines jurisdiction, any other state or federal court within the State of Delaware will have exclusive jurisdiction and venue.
No Third-Party Beneficiary
Except as otherwise provided in the indemnification provisions of the Separation Agreement relating to indemnified parties, the provisions of the Separation Agreement are solely for the benefit of the parties thereto and are not intended to confer upon any person, except the parties, any rights or remedies under the Separation Agreement, and there are no third-party beneficiaries of the Separation Agreement and the Separation Agreement will not provide any third-party with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to the Separation Agreement.
Waiver
The Separation Agreement provides that a waiver by a party of any default by the other party of any provision of the Separation Agreement will not be deemed a waiver by the waiving party of any subsequent or other default, nor will it prejudice the rights of the other party. No failure or delay by a party in exercising any right, power or privilege under the Separation Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.
Specific Performance
The parties to the Separation Agreement have agreed that, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Separation Agreement, the party or parties who are, or are to be, thereby aggrieved will have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under the Separation Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the parties.
The Transition Services Agreement
CE Holdings and New Enviri will enter into a Transition Services Agreement at Closing, pursuant to which New Enviri will provide certain services to CE Holdings on an interim, transitional basis. The services to be provided will include finance, legal, human resources, information technology, facilities and other general and administrative functions. The Transition Services Agreement will specify the fees payable for these services.
The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, which will be up to twelve months following the Closing.
Subject to certain exceptions in the case of fraud, gross negligence, or willful misconduct, the liability of New Enviri under the Transition Services Agreement for the services it provides will be limited to the fees paid under the agreement. The Transition Services Agreement also provides that, subject to certain exceptions in the case of fraud, gross negligence, or willful misconduct, or CE Holdings’ breach of its obligations regarding access to New Enviri’s information technology systems, neither party will be liable to the other for any consequential, exemplary, special or punitive damages.
Certain Material U.S. Federal Income Tax Consequences
The following is a summary of certain material U.S. federal income tax consequences to U.S. holders and Non-U.S. holders (each as defined below) of shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, as applicable, of (i) the Holding Company Merger, (ii) the Distribution, (iii) the Merger and (iv) ownership and disposition of New Enviri common stock.
This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, as applicable. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date of this information statement, and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described in this information statement. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences described in this information statement, and there can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described herein. Moreover, this summary is not binding on the IRS or a court and does not preclude the IRS from asserting, or a court from sustaining, a contrary result.
This summary addresses only U.S. federal income tax consequences to U.S. holders and Non-U.S. holders of shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, as applicable, that hold such shares as a capital asset within the meaning of section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances or that may be applicable to a holder subject to special treatment under U.S. federal income tax laws (including, for example, a dealer or broker in stocks, securities, commodities or foreign currencies, a regulated investment company or real estate investment trust, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a bank, financial institution, mutual fund or insurance company, a U.S. expatriate, a person that directly, indirectly or constructively owns 5% or more of the combined voting power or total value of Enviri common stock, CE Holdings common stock or New Enviri common stock, a person that holds shares of Enviri common stock, CE Holdings common stock or New Enviri common stock as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes, a partnership, S corporation or other pass-through entity (or investors in a partnership, S corporation or other pass-through entity), a person that acquires or sells shares of Enviri common stock, CE Holdings common stock or New Enviri common stock as a part of wash sale for U.S. federal income tax purposes, a person that acquired shares of Enviri common stock, CE Holdings common stock or New Enviri common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, and a person whose functional currency is not the U.S. dollar).
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences to them of the Holding Company Merger, the Distribution, the Merger, and ownership and disposition of New Enviri common stock.
For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, as applicable, that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “Non-U.S. holder” is a beneficial owner (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) of shares of Enviri common stock, CE Holdings common stock or New Enviri common stock, as applicable, that is not a U.S. holder.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES RELATING TO THE HOLDING COMPANY MERGER, THE DISTRIBUTION, THE MERGER, AND OWNERSHIP AND DISPOSITION OF NEW ENVIRI COMMON STOCK. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE HOLDING COMPANY MERGER, THE DISTRIBUTION, THE MERGER, AND OWNERSHIP AND DISPOSITION OF NEW ENVIRI COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS.
The Holding Company Merger
It is intended that the Holding Company Merger qualify as a “reorganization” within the meaning of section 368(a)(1)(F) of the Code. Assuming the Holding Company Merger so qualifies, for U.S. federal income tax purposes:
•a holder of Enviri common stock will not recognize gain or loss on the receipt of CE Holdings common stock in exchange for Enviri common stock pursuant to the Holding Company Merger;
•a holder’s tax basis in the CE Holdings common stock it receives in the Holding Company Merger will be equal to such holder’s tax basis in the Enviri common stock surrendered in exchange therefor; and
•a holder’s holding period in the CE Holdings common stock it receives in the Holding Company Merger will include the period of time during which such holder held its Enviri common stock.
If a U.S. holder acquired different blocks of Enviri common stock at different times and different prices, such U.S. holder will determine its tax basis and holding period in the CE Holdings common stock exchanged for such Enviri common stock pursuant to the Holding Company Merger separately on a block-by-block basis.
The Distribution
U.S. Holders
For U.S. federal income tax purposes, the distribution of shares of New Enviri common stock to U.S. holders of CE Holdings common stock (including fractional shares for which such U.S. holder receives cash) in the Distribution will be treated as a distribution of property taxable under section 301 of the Code. Each U.S. holder of CE Holdings common stock will be treated as if such U.S. holder had received a distribution in an amount equal to the fair market value of the shares of New Enviri common stock (including fractional shares for which such U.S. holder receives cash) as of the Distribution Date, generally treated as a taxable dividend to the extent of such holder’s ratable share of CE Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of CE Holdings common stock, with any excess treated as capital gain from the sale or exchange of shares of CE Holdings common stock. A U.S. holder’s tax basis in the New Enviri common stock received in the Distribution will be equal to its fair market value on the Distribution Date. A U.S. holder’s holding period in the New Enviri common stock received in the Distribution will begin the day after the Distribution Date.
While the exact amount of CE Holdings’ earnings and profits cannot be determined until after the close of CE Holdings’ taxable year that includes the Distribution Date, holders should expect to treat the entire Distribution as a taxable dividend for U.S. federal income tax purposes.
Valuation is an inherently factual matter and U.S. federal income tax law does not provide definitive guidance regarding the determination of the fair market value of publicly traded securities (which CE Holdings expects shares of New Enviri common stock will be on the Distribution Date). Several courts have held that, for U.S. federal income tax purposes, the fair market value of publicly traded securities is equal to the average of the high and low sales prices of such securities on the date of determination. Although CE Holdings will ascribe a value to the shares of New Enviri common stock received in the Distribution for U.S. federal income tax purposes, this valuation will not be binding on the IRS. The IRS could ascribe a higher valuation to the New Enviri shares, particularly if, during the period following the Distribution, New Enviri common stock trades at prices significantly above the value ascribed to the shares by CE Holdings.
To the extent the Distribution is taxed as a dividend, the gross amount of the dividend generally will be taxable to non-corporate U.S. holders at the maximum 20% rate of tax currently in effect for “qualified dividend income,” provided certain holding period requirements are satisfied. In particular, the 20% maximum tax rate available to non-corporate U.S. holders for “qualified dividend income” is not available unless the CE Holdings shares on which an otherwise qualifying dividend is paid are treated as having been held by the applicable holder for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.”
A U.S. holder of CE Holdings common stock who receives cash in lieu of a fractional share of New Enviri common stock in the Distribution generally will be treated as having received such fractional share in the Distribution, the receipt of which is taxable to the U.S. Holder as described above, and then as having received cash in redemption of such fractional share. As described above, the basis of the fractional share deemed received by a U.S. holder will equal the fair market value of such share on the date of the Distribution.
Non-U.S. Holders
For U.S. federal income tax purposes, the distribution of shares of New Enviri common stock to Non-U.S. holders of CE Holdings common stock (including fractional shares for which a Non-U.S. holder receives cash) in the Distribution will be treated as a taxable distribution of property under section 301 of the Code. Each Non-U.S. holder of CE Holdings common stock will be treated as if such Non-U.S. holder had received a distribution in an amount equal to the fair market value of the shares of New Enviri common stock (including fractional shares for which a Non-U.S. holder receives cash), generally treated as a taxable dividend to the extent of such holder’s ratable share of CE Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of CE Holdings common stock, with any excess treated as capital gain from the sale or exchange of shares of CE Holdings common stock. A Non-U.S. holder’s tax basis in the New Enviri common stock received in the Distribution will be equal to its fair market value on the Distribution Date. A Non-U.S. holder’s holding period in the New Enviri common stock received in the Distribution will begin the day after the Distribution Date.
Subject to the discussion below on effectively connected income, to the extent the Distribution is taxed as a dividend under U.S. federal income tax principles, a Non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate) of the gross amount of the dividend. See “—U.S. Holders,” above, for a discussion of the valuation methodology to be employed in determining the value of New Enviri common stock distributed in the Distribution. A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
CE Holdings or other applicable withholding agents will withhold a sufficient (as reasonably determined by New Enviri and Veolia) number of shares of New Enviri common stock otherwise distributable to a Non-U.S. holder in the Distribution and either (i) sell or cause to be sold such shares to generate the cash needed to pay the withholding tax due or (ii) pay the withholding tax due using their own funds and retain such withheld shares of New Enviri common stock.

If the Distribution is effectively connected with a Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which the Distribution is attributable), the Non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim this exemption, a Non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the Distribution is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Any such effectively connected Distribution will be subject to U.S. federal income tax on a net income basis at regular U.S. tax rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected Distribution, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
The Merger
U.S. Holders
The receipt of the Merger Consideration by a U.S. holder in exchange for shares of CE Holdings common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the cash received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in its CE Holdings common stock exchanged pursuant to the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such shares of CE Holdings common stock exceeds one year at the time of the Merger. Long-term capital gain of non-corporate taxpayers is generally subject to tax at a lower rate than the tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitations under the Code.
Non-U.S. Holders
Any gain recognized on the receipt of the Merger Consideration by a Non-U.S. holder in exchange for shares of CE Holdings common stock in the Merger generally will not be subject to U.S. federal income tax unless:
•the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case such gain will be subject to U.S. federal income tax on a net income basis at regular tax rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;
•the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year in which the Merger occurs and certain other requirements are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
•the shares of CE Holdings common stock constitute a U.S. real property interest (a “USRPI”) by reason of CE Holdings’ status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes. CE Holdings does not expect that it is a USRPHC. Even if CE Holdings were a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. holder of shares of CE Holdings common stock will not be subject to U.S. federal income tax imposed on the disposition of a USRPI if such stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, and such Non-U.S. holder owned, actually and constructively, 5% or less of such stock (or, before the Holding Company Merger, Enviri stock) throughout the shorter of the five-year period ending on the date of the Merger or the Non-U.S. holder’s holding period, or if another exception from these rules under the Code applies.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Ownership and Disposition of New Enviri Common Stock
Distributions on New Enviri Common Stock
New Enviri does not expect to pay any cash dividends on its common stock in the near term. However, if New Enviri makes distributions of cash or other property on its common stock, such distributions generally will be treated as a taxable dividend to the extent of a holder’s ratable share of New Enviri’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as a dividend for U.S. federal income tax purposes will constitute a non-taxable return of capital and will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in its shares of New Enviri common stock, with any excess treated as capital gain from the sale or exchange of shares of New Enviri common stock.
U.S. Holders
To the extent a distribution is taxed as a dividend, the gross amount of the dividend generally will be taxable to non-corporate U.S. holders at the maximum 20% rate of tax currently in effect for “qualified dividend income” to the extent of such holder’s ratable share of New Enviri’s current or accumulated earnings and profits, provided certain holding period requirements are satisfied. In particular, the 20% maximum tax rate available to non-corporate U.S. holders for “qualified dividend income” is not available unless the CE Holdings shares on which an otherwise qualifying dividend is paid are treated as having been held by the applicable holder for more than 60 days during the 121-day period beginning 60 days before the date on which the shares become “ex-dividend.”
Non-U.S. Holders
If New Enviri makes distributions of cash or other property on its common stock, subject to the discussion below on effectively connected income, to the extent such a distribution is taxed as a dividend under U.S. federal income tax principles, a Non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate) of the gross amount of such dividend. A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If a distribution is effectively connected with a Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such distribution is attributable), the Non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim this exemption, a Non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that such distribution is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Any such effectively connected dividend will be subject to U.S. federal income tax on a net income basis at regular U.S. tax rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividend, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition of New Enviri Common Stock
U.S. Holders
Upon a sale or other taxable disposition of shares of New Enviri common stock, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in such shares of New Enviri common stock. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such shares of New Enviri common stock exceeds one year at the time of the sale or other taxable disposition. Long-term capital gain of non-corporate taxpayers is generally subject to tax at a lower rate than the tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitations under the Code.
Non-U.S. Holders
Any gain realized by a Non-U.S. holder upon a sale or other taxable disposition of shares of New Enviri common stock generally will not be subject to U.S. federal income tax unless:
•the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case such gain will be subject to U.S. federal income tax on a net income basis at regular tax rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;
•the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year in which the sale or other taxable disposition occurs and certain other requirements are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
•the shares of New Enviri common stock constitute a USRPI by reason of New Enviri’s status as a USRPHC. New Enviri does not expect that it is, or that it will become, a USRPHC. Even if New Enviri were a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. holder of shares of New Enviri common stock will not be subject to U.S. federal income tax imposed on the disposition of a USRPI if such stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, and such Non-U.S. holder owned, actually or constructively, 5% or less of such stock throughout the shorter of the five-year period ending on the date of such disposition or the Non-U.S. holder’s holding period, or if another exception from these rules under the Code applies.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different consequences.
Information Reporting and Backup Withholding
U.S. Holders
A U.S. holder may be subject to information reporting and backup withholding upon the receipt of (i) shares of New Enviri common stock in the Distribution (including fractional shares for which a U.S. holder receives cash) and (ii) distributions of cash or other property on such holder’s shares of New Enviri common stock. Certain holders are exempt from backup withholding, including corporations and certain tax-exempt entities. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and fails to furnish its taxpayer identification number, such holder furnishes an incorrect taxpayer identification number and the applicable withholding agent is notified by the IRS that such holder previously failed to properly report payments of interest or dividends, or such holder fails to certify under penalties of perjury that it has furnished a correct taxpayer identification number and the IRS has not notified such holder that it is subject to backup withholding.
Information reporting and backup withholding may also apply to a U.S. holder’s (i) receipt of the Merger Consideration or (ii) sale or other taxable disposition of shares of New Enviri common stock, unless the U.S. holder furnishes its taxpayer identification number or otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
U.S. holders should consult their tax advisors regarding qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders
Receipt by a Non-U.S. holder of (i) shares of New Enviri common stock in the Distribution and (ii) distributions of cash or other property on such holder’s shares of New Enviri common stock, and the amount of any tax withheld with respect to such distributions, generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. holder will not be subject to backup withholding on (i) receipt of shares of New Enviri common stock in the Distribution (including fractional shares for which a U.S. holder receives cash) or (ii) distributions of cash or other property on such holder’s shares of New Enviri common stock, if such Non-U.S. holder certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code) by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or such holder otherwise establishes an exemption.
Information reporting and backup withholding may apply to a Non-U.S. holder’s (i) receipt of the Merger Consideration or (ii) sale or other taxable disposition of shares of New Enviri common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the Non-U.S. holder is a U.S. person as defined under the Code) or otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
FATCA Withholding
Under sections 1471 through 1474 of the Code (such sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to certain payments made to (i) a “foreign financial institution” (as specifically defined in the Code, whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code, whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a payment is subject to withholding under FATCA, an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, any other withholding tax to which such payment may be subject. While withholding under FATCA would also have applied to the Merger Consideration and the sale or other taxable disposition of shares of New Enviri common stock, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. Non-U.S. holders should consult their own tax advisors regarding these requirements and whether they may be relevant to such holder’s receipt of the Merger Consideration and such holder’s ownership and disposition of shares of New Enviri common stock.
Listing and Trading of New Enviri Common Stock
There is not currently a public market for shares of New Enviri common stock. We have applied to list shares of New Enviri common stock on the NYSE under the symbol “NVRI,” which is currently the symbol for the shares of

Enviri common stock. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution Date. On the first trading day following the Distribution Date, when-issued trading in shares of New Enviri common stock will end and regular-way trading will begin. “When-issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and the NYSE determines transactions are to be settled. “Regular-way trading” refers to normal trading transactions which are settled by delivery of the securities against payment on the first business day after the transaction.
If you sell shares of Enviri common stock prior to the Distribution Date, you will be selling your right to receive shares of New Enviri common stock in the Distribution.
We cannot assure you as to the price at which shares of New Enviri common stock will trade before, on or after the Distribution Date. Particularly until shares of New Enviri common stock are fully distributed and an orderly market develops in shares of New Enviri common stock, the price at which such shares trades may fluctuate significantly. In addition, the trading prices of shares of New Enviri common stock held by stockholders after the Distribution may be less than the trading price of the shares of Enviri common stock prior to the Holding Company Merger.
Shares of New Enviri common stock distributed in the Distribution will be freely transferable, except for shares received by persons who may be considered our “affiliates” and shares subject to contractual restrictions. Persons who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144.
Reasons for Furnishing This Information Statement
This information statement is being furnished solely to provide information to stockholders of Enviri who will receive shares of New Enviri common stock in the Distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any securities. We and Enviri will not update the information in this information statement except in the normal course of our and Enviri’s respective public disclosure obligations and practices.

BUSINESS
OUR COMPANY
New Enviri is a market-leading, global provider of critical environmental services and material processing to the metals industry, and innovative equipment, after-market parts and services for the rail sector. Our two reportable business segments are Harsco Environmental and Harsco Rail. We are a leader in the markets we serve, and we operate in over 30 countries.
We are committed to viewing every customer need through a sustainability lens. Our customers expect customizable solutions that address business and environmental challenges within their industries. In total, the Company is responding to this need by helping our customers build better businesses and a better environment. One customer provided in excess of 10% of the Company’s combined revenues in 2025, 2024 and 2023.
SEGMENT INFORMATION
The Company’s current operations consist of two reportable business segments: Harsco Environmental and Harsco Rail.
The Company reports segment information using the “management approach,” based on the way management organizes and reports the segments within the enterprise for making operating decisions, assessing performance and allocating capital. The Company’s reporting segments are identified based upon differences in products, services, and markets served. Financial information concerning segments and international and domestic operations is included in Note 16, “Information by Segment and Geographic Area” to our audited combined financial statements included elsewhere in this information statement.
Our revenues by business segment are as follows, and a further description of the products and services offered through these business segments is presented below.

HARSCO ENVIRONMENTAL
BUSINESS OVERVIEW
Our Harsco Environmental segment can trace its heritage back to the earliest efforts in industrial recycling and environmental resource management. Where others only saw waste and expense, we saw opportunity and value and have done so for nearly 100 years. HE was founded upon market insights, grounded in respect for the environment, efficient use of resources, and optimism for the future.
Today, HE is the largest and most comprehensive provider of onsite environmental services and material processing to the global steel industry. HE partners with its global customer base to deliver production-critical operational support and resource recovery services, through management of our customers’ primary waste or byproduct streams. Our services support the steel manufacturing process, generating significant operational and financial efficiencies for our customers and allowing them to focus on their core steelmaking businesses.
HE serves 70 steel producing customers at approximately 120 sites in 30 countries. Our diversified customer base includes the largest steel producers in the regions where we operate, serving a mix of mini-mill and integrated operations. In recent years, HE has extended its reach, signing new services contracts in bellwether growth markets like India, and further strengthening our footprint in the Americas and Europe. As a result, our global portfolio is balanced and diversified, with foreign currency risk partially mitigated by the fact that our operating costs and revenues are regularly denominated in local currencies.
In addition to providing critical services to our customers, we provide zero-waste solutions for relevant waste or byproduct streams - an important component of our value proposition. We repurpose processed material for alternative uses and/or convert this material into viable products to be sold in other markets via our ecoproducts™ offerings and capabilities. Our ecoproducts™ portfolio includes road materials and agricultural products and aggregates. This expertise is important to our customers as environmental regulations increase and the marketplace grows more averse to landfilling waste. Our Altek business provides end to end solutions for customers in the aluminum industry including but not limited to dross salt slag presses, electromagnetic stirrers, tilt rotary furnaces and AluSalt ™ plants.
CUSTOMERS AND SERVICE CONTRACTS
We offer our customers a suite of more than 30 services, and our on-site work is largely performed under long-term contracts. These contracts typically include fixed fees or minimum billings, which de-risk our investment during periods of economic weakness, and variable fees often linked to the amount of metal produced or waste processed at a site. Our variable fees under contracts are, importantly, not linked to steel prices. Additionally, in recent years, we have strengthened our contract terms and underwriting practices in an effort to earn a sufficient and timely return on our investments, as well as achieve other objectives. These measures, along with various improvement initiatives, have boosted our site portfolio results and driven more consistent performance across our operations.
Our contract renewal rates are high, with many customer relationships that span decades. Our largest customers today include ArcelorMittal, Gerdau, JSW Steel, Ternium and SSAB. We serve most of our major customers at multiple sites, often under multiple contracts. The length of our customer relationships reflects our value proposition. Customers choose HE to (1) achieve operational and financial efficiencies; (2) concentrate their efforts on steel manufacturing and supporting end-market product demands; (3) gain access to process innovations and technologies developed by HE; and (4) leverage our downstream product applications and know-how. HE had one customer in each of the past three years that provided more than 10% of this segment’s revenues, again under many long-term contracts at multiple sites.
On December 31, 2025, the Company’s service contracts had estimated future revenues of $3.0 billion at current production levels, which increased from 2024, primarily from new and renewed contracts, net of the impact from terminated contracts. These contract values provide the Company with a substantial base of anticipated long-term revenues. Approximately 23% of these revenues are expected to be recognized by December 31, 2026; approximately 40% of these revenues are expected to be recognized between January 1, 2027 and December 31, 2029; approximately 21% of these revenues are expected to be recognized between January 1, 2030 and December 31, 2032; and the remaining revenues are expected to be recognized thereafter. Estimated future revenues are exclusive of anticipated contract renewals, projected volume increases and ad-hoc services, as well as future revenues from roadmaking materials.
LINES OF BUSINESS
HE provides a broad range of services, most of which address our customers’ environmental challenges. In total, these services reduce both landfill waste and the carbon footprint of our customers’ sites. In 2025, on-site services represented approximately 93% of HE’s revenues. A summary of our most significant services is as follows:
Resource Recovery, Metal Recycling and Slag Optimization
Resource recovery, metal recycling and slag optimization are the core components of our service offerings. We capture liquid steel waste or byproduct (slag) and transport it for cooling, treatment and conditioning. We then recover valuable metal from the waste-stream, which is returned to our customer in a form suitable for recycling through the customers’ manufacturing process. Finally, in the majority of our contracts, the residual non-metallic processed material is transformed into environmental products that create new and additional revenue streams.
Scrap Management
We manage customer scrap inventories and upgrade scrap by making it cleaner and denser. Improved scrap characteristics reduce electricity usage which, combined with the usage of recycled material, provides sustainability benefits to our customers.
Materials Handling and Logistics
We transport materials, including semi-finished and finished products, safely and efficiently for our customers. Our tracking technology also provides real-time analysis of material location, quantities and product quality.
Meltshop and Furnace Services
Meltshop and furnace services allow the molten metal production process to run smoothly and efficiently. These services include under-vessel cleaning and the removal of ladle slag (waste) and general melt shop debris.
Ecoproducts™
HE creates value-added downstream products from industrial waste-streams. Our experience in manufacturing these products and successfully penetrating relevant end-markets is an important differentiator for HE. These zero-waste solutions preserve our natural resources and reduce or eliminate landfill disposal. EcoproductsTM in 2025 represented approximately 5% of HE’s revenues, and our major ecoproducts include the following:
•Road Surfacing and Materials - Because of its natural shape and interlocking properties, steel slag holds many advantages when used in asphalt roadway surfaces, ranging from high skid resistance to better durability. HE’s slag-based asphalt product, developed and sold as SteelPhalt™, maintains positive surface characteristics throughout the life of the road, allowing longer replacement intervals and lower maintenance costs. HE also sells a slag aggregate that is a sustainable and cost-effective alternative to natural stone. This aggregate is often used as unbound road base material for secondary roads and sub-base material elsewhere.
•Metallurgical Additives - HE’s custom-designed steelmaking additives facilitate fluid slag formation in the steelmaking process, thus improving customer productivity and helping achieve the steel product specifications required for today’s premium applications.
•Agriculture and Turf Products - We produce soil conditioners and fertilizers, principally from stainless steel slag that optimize crop yields and turf performance. CrossOver®, AgroSilício and AgrowSil® products are our leading silicon, calcium and magnesium-based product brands, sold mainly in the Americas. These products are formulated to address nutrient deficiencies and toxicity issues in soil as well as to help plants withstand outside pressures and disease.
•Cement Additives - Steel slag is naturally cementitious and commonly blended with other materials to produce environmentally-friendly, high-performing cement products. Cement made with slag aggregate can achieve permeabilities and other attributes that compare favorably to concrete made with conventional aggregates.
Altek™
HE’s Altek business is technology-based with specialist expertise and experience in the design, manufacture and installation of aluminum dross and scrap processing systems.
GROWTH STRATEGY
We have identified attractive opportunities that meet our return thresholds to expand our service portfolio, and our pipeline of opportunities remains significant. Additionally, we have initiated efforts to expand our downstream products business and plan to continue investing in innovation to support our business sustainability.

A summary of our key growth initiatives is as follows:
•Further Penetrate Existing Sites. Given our broad services capabilities, we see potential for add-on services contracts at existing sites.
•New Sites. We continue to pursue new services contracts in certain markets, particularly in growing economies where out-sourcing opportunities are significant because of increased environmental awareness or where steel consumption (production) is set to grow.
•Investment in Downstream Products. We see opportunities to expand certain products businesses, and our investment in new SteelPhalt (road materials) plants in Europe is a recent example.
•Innovation. We are at the forefront of innovation in our industry. Our innovation programs are specifically focused on helping our customers solve their most pressing environmental challenges amid ever-increasing regulation. This initiative includes developing new customer or industry solutions, either in-house or externally, and expanding the usage of technologies that already exist within our business.
COMPETITION
HE competes principally with a small number of businesses for services outsourced by customers on a global basis. One of these peers, Phoenix Global, was acquired by publicly-traded SunCoke Energy, Inc. (NYSE:SXC) in 2025, while others are privately owned. We also compete with numerous smaller, privately-held businesses in each of our regional markets and, to some degree, customers that may decide to perform certain services themselves.
We believe that HE differentiates itself from its competition through innovative technologies that support our service offerings, and through the operating expertise developed by sharing best practices across our global portfolio. Our safety practices and performance also support our business, as do our long-standing relationships and our downstream product solutions.
HARSCO RAIL
BUSINESS OVERVIEW
Rail is recognized for technical leadership and our experience in all aspects of railway track maintenance. We enable railroads to operate at peak efficiency over smooth, precisely aligned track, which improves safety performance and reduces fuel consumption. Our broad array of products and services helps every type of railway operator, from major national railway systems, to short lines and high-speed urban transit networks, achieve their productivity and sustainability objectives. We are also a leading supplier of collision avoidance and warning systems to enhance passenger, rail worker and pedestrian safety and we pioneered a number of measurement and diagnostic technologies that further support railway maintenance programs.
More specifically, Rail is a supplier of core and application-specific specialty equipment and after-market parts and services for the construction and maintenance of railway track. We manufacture highly-engineered railway track maintenance equipment and support a large installed-base of the Company’s equipment with a full suite of aftermarket parts. Equipment is often sold through long lead-time purchase orders and, historically, under large, multi-year supply contracts. Rail has increasingly focused on standardized platforms complemented by selectively engineered specialty equipment offerings designed to address specific customer applications while maintaining disciplined commercial and execution controls. After-market parts and safety diagnostics technology sales have shorter-cycle characteristics.
RAIL EQUIPMENT
Manufacturing high-quality, cutting-edge technology equipment is core to Rail. These products are developed through an active research and development effort, often in conjunction with our customers, including both standardized platforms and selectively engineered, application-specific configurations. Our primary operating costs include product engineering, metal and electrical components. Rail equipment sales represented 34% of segment revenues in 2025. Below is a summary of our major equipment categories:

Surfacing Equipment
Rail’s surfacing equipment portfolio, a suite of 16-tool tampers and stabilizers, maintain railroad track’s intended surface and line, enabling customers to move people and goods safely and efficiently. As a market leader in North America with presence internationally as well, new technologies are continually integrated to support the railroad’s need for improved scheduling, high equipment utilization, equipment ease-of-use and digitization.
Rail Treatment Equipment
Rail’s suite of grinding products extends the life of track and enhances customer performance. Our grinders remove cracks and other surface defects and re-profile rail heads. The result is smoother and quieter track that enables our customers to operate at higher speeds and lower fuel consumption, all while extending the rail life significantly. Rail also offers smaller grinders to work on transit and metros to remove corrugations on the rail which eliminates noise and vibration.
Tie Equipment
Rail provides a variety of tie equipment to help customers maintain their linear assets. These products include spike puller, anchor spreader and tie replacement vehicles that support optimal track performance and safety.
Utility Track Vehicles (“UTVs”)
Our all-purpose UTVs are used to power work trains for a broad range of rail maintenance requirements. UTVs provide highly versatile configurations to meet a variety of customer needs.
New Track Construction Equipment
A new track construction machine produced by the Company can lay roughly a mile of track per day in continuous operation. The equipment constructs track three times faster than the stick-building alternative and works with all forms of ties.
AFTERMARKET PARTS AND SERVICES AND SAFETY AND DIAGNOSTICS TECHNOLOGY
Revenues from aftermarket parts and services and safety and diagnostic technology represented 41% of segment revenues in 2025.
Aftermarket Parts and Services
Rail sells a full range of aftermarket parts and provides on-site technical assistance and training programs to our customers. These products include original equipment manufacturer genuine replacement parts and upgrade kits to ensure equipment achieves peak performance and to minimize operating costs. Our service representatives are deployed around the world, and our e-commerce website features over 20,000 parts.
Technology Equipment
Rail’s technology equipment line is focused on innovation. This includes new product development using AI to improve operational efficiency and performance, cost-effective measurement equipment to improve track geometry and safety systems to keep railway personnel safe. Rail’s measurement and diagnostic solutions provide analytical data on track conditions, thereby helping railways plan the timing and location of preventive maintenance.
RAILWAY CONTRACTING SERVICES
Rail’s contracting services provide customers with a quality service through work crews that operate the equipment and understand the customer’s maintenance needs. With years of experience, Rail’s contract service teams have covered approximately 400 thousand miles of track, helping customers achieve desired productivity goals. Railways contracting services represented 25% of segment revenues in 2025.

CUSTOMERS
Over 125 major railways, including Class-1 railroads in North America, mass transit systems (authorities), equipment leasing companies and state-owned railroads around the world have chosen Harsco Rail to optimize the condition of their tracks. Rail’s geographic and product mix is diversified. In 2025, 43% of Rail’s revenues were derived outside of North America. Rail had two customers in 2025 and 2024 and one customer in 2023 that provided more than 10% of the segment’s revenues.
BACKLOG
As of December 31, 2025, Rail had an order backlog of $208.7 million, which is mostly attributed to our Rail equipment business. A portion of this backlog value relates to long-term contracts signed several years ago that are expected to conclude in the coming years, including $101.5 million at December 31, 2025 for contracts with Network Rail, Deutsche Bahn and SBB.
As of December 31, 2025, $146.2 million or 70.0%, of Rail’s manufactured products order backlog is expected to be filled in 2026. The remainder of this backlog is expected to be filled through 2032.
MANUFACTURING AND WORKING CAPITAL
Our primary equipment manufacturing facility is in Columbia, South Carolina, and we also have another manufacturing facility in Ludington, Michigan. We also maintain a manufacturing presence in Europe, mainly to support certain large, multi-year supply contracts in that region.
Given the time required to manufacture certain equipment, Rail manages its inventories to meet forecasted demand and customer requirements. We will usually build inventories during the design and production phase for large or long-lead-time orders, and the opposite is true as equipment is delivered under these contracts. Further, the overall cash impact of these inventory changes is partially mitigated by the fact that Rail often receives advance or progress payments on large orders.
GROWTH
Developing new and differentiated technology is critical to our growth, and growth levers exist for Harsco Rail throughout our product portfolio through expanding our global presence. We expect to benefit in North America from the efficiency or productivity goals of our freight customers and investments by transit authorities to upgrade and improve asset performance. In the international market, we are positioned to benefit as global spending for safety and measurement technologies and rail electrification increases and through equipment innovations. To support this growth strategy, we plan to focus on our core portfolio of products, supplemented by selective specialty equipment offerings, while refraining from entering into new long-term contracts for broad, highly customized, engineered-to-order equipment.
COMPETITION
We have many competitors across our global product and services portfolio, including Plasser & Theurer, Nordco, Loram and Matisa Materiel Industriel SA. We believe Harsco Rail differentiates itself from competitors through innovative technology solutions, as well as service and product quality. We create products designed to meet the specific needs of our customers’ railway projects, balancing standardized platforms with application-specialty solutions, while at the same time meeting their productivity, safety and environmental goals.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) AND CORE VALUES
We are committed to building a market-leading services and products company that preserves our environment, adheres to ethical and responsible business practices and supports our customers as they do the same. ESG is central to our business strategy and operations - our employees are inspired to develop innovative products and services that positively impact the environment and support the Company’s sustainability and growth.

Our ESG goals are driven by the Company’s six core values, which connect us all across cultures, time zones and organizational lines. As the cornerstone to our shared Company culture, these values reflect our overarching direction and purpose as a business:
•Be Environmental. Have an unwavering determination to make the world cleaner and greener.
•Be Performance Driven. Act with passion to deliver winning results.
•Be Customer Focused. Actively listen to our customers’ needs to surpass their expectations.
•Be Caring. Embed safety into everything we do and treat each other as we’d like to be treated ourselves.
•Be Inclusive. Create a diverse, collaborative and inclusive workplace by embracing differences.
•Be Respectful. Act truthfully and honorably to create a culture where people, opinions, and feelings are respected.
ENVIRI BUSINESS SYSTEM (“EBS”)
Our EBS is a shared set of processes that reflect and support our corporate strategy. These repeatable and replicable standards and practices are the hallmark of a high-performing company. There is intrinsic value in a common language, and a defined business system does away, in large part, with ambiguity about what constitutes success. The elements of our EBS are: Safety, Continuous Improvement and Talent Development.
ACQUISITIONS AND DIVESTITURES
Acquisitions and divestitures have been an important element of the Company’s business strategy over the years, as we have taken steps to grow as well as reduce business complexity and cyclicality. These actions include selling the majority of the Company’s disparate manufacturing businesses, while acquiring certain service companies. Looking forward, our improvement and growth priorities are likely to be focused internally, and we do not currently see inorganic growth as a primary business driver for the Company in the near term.
SEASONALITY
The Company’s businesses can be subject to seasonal fluctuations. Demand for services and solutions provided by HE is subject to seasonal changes related to weather conditions, inventory management through the steel-industry supply chain, and customer operating outages. The timing of these impacts varies by region, however, overall customer demand for HE across its global footprint tends to be strongest in the second quarter and third quarter of each year. Also, the timing of new contracts as well as any exited contracts can impact HE results within a year. Rail is not considered to be influenced by seasonal trends, although its business is often influenced by the timing of budgetary practices of customers.
Due to seasonal factors, the Company’s revenues and earnings are usually higher during the second and third quarters of each year relative to the first and fourth quarters of the year. Additionally, the Company’s cash flows are influenced by seasonality. The Company’s cash flow from operations has historically been higher in the second half of the year, compared with the first half, due to working capital management, receivable collections during the fourth quarter as a result of higher revenues in preceding quarters and the timing of certain cash payments in the first half of the year, including for incentive compensation.
ENVIRONMENTAL MATTERS
The Company is subject to various federal, state, local and international environmental, health and safety laws and regulations within its global operations, including those governing discharges to air and water, handling and disposal practices for solid and hazardous byproducts, the remediation of contaminated sites and the maintenance of a safe workplace.
The Company is subject to air and water quality control legislation. In the U.S., the Clean Water Act regulates the discharge of pollutants into waterways and sewers, and, in certain instances, requires the Company to obtain and comply with permits to discharge wastewater and stormwater from our facilities. Similarly, the Clean Air Act controls emissions of pollutants into the air and requires permits for certain emissions. Authority to implement and enforce the requirements of the Clean Water Act and Clean Air Act can be delegated to a state environmental regulatory authority, which may impose similar or more stringent environmental standards.
In addition, the Company’s operations are subject to solid waste requirements, including the regulation of the beneficial use of industrial materials that would otherwise be regulated as solid waste. These requirements are primarily governed by applicable state laws. For beneficial use authorization, these programs vary widely, from categorically allowing beneficial use of certain materials to requiring specific permits or approvals at the facility or user level.
The Company must also comply with the Resource Conservation and Recovery Act (the “RCRA”) programs regulating the generation and handling of hazardous waste, universal waste and underground storage tanks. Further, the RCRA hazardous waste program allows for important exemptions for certain materials processed by the Company that could otherwise be regulated as hazardous waste. For some of the RCRA programs, authority may be delegated to the states, which again may have similar or more stringent environmental standards.
In the U.S., the Company is subject to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, which provide for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA may impose strict joint and several liability for the costs of cleanup and for damages to natural resources upon current owners and operators of a site, parties who were owners and operators of a site at the time the hazardous substances were disposed of, parties who transported the hazardous substances to a site and parties who arranged for the disposal of hazardous substances at a site.
The Company also operates in various sites in other countries around the world. Many of these locations have waste, air, water, cleanup and other environmental, health and safety regulatory requirements that may be similar or different to those in the U.S.
The Company regards compliance with all applicable environmental regulations as critical to its business. Historically, the Company has not experienced substantial difficulty complying with relevant environmental regulations and obtaining and maintaining material permits required for its operations. However, from time to time the Company has been issued citations or notices from governmental authorities that have resulted in the need to expend funds for remedial work or for fines, penalties or settlements. The Company currently does not anticipate making any material capital expenditures to comply with, or improve, environmental performance in the future. However, environmental laws and regulations may increase or expand, causing the Company to increase its operational costs or incur capital expenditures. We cannot predict the extent of this future environmental regulation, its related costs and the overall effect on the Company’s business.
For additional information regarding environmental matters see Note 14, “Commitments and Contingencies” to our audited combined financial statements included elsewhere in this information statement.
HUMAN CAPITAL RESOURCES
As of December 31, 2025, we had approximately 9,000 employees, excluding contingent workers, in over 30 countries. The majority of these employees are represented by labor unions, through over 65 collective bargaining agreements.
Our business relies on our ability to attract and retain talented employees. To attract and retain talent, we strive to create an inclusive and supportive workplace while providing opportunities for all of our employees to grow and develop in their careers.
Health, Safety and Wellness
We are committed to the health, safety and wellness of our employees. We are passionate about establishing a culture of ownership and accountability for which all employees are responsible for safety. We evaluate our safety processes, programs and procedures to continuously improve our safety performance. We provide our employees and their families with access to a variety of health and wellness programs globally.
Compensation and Benefits
We provide competitive compensation and benefits programs for our employees. In addition to salaries, these programs, which vary by employee level and by the country where the employees are located, may include, among other items, bonuses, stock awards, retirement programs, health savings and flexible spending accounts, paid-time off, paid parental leave, disability programs, flexible work schedules, tuition assistance and employee assistance programs.
Belonging Program
The Company’s Belonging Program is core to the Company’s values and processes that support employee development and retention and demonstrates our organization-wide commitment to fostering a collaborative and inclusive workplace for all employees. Throughout the year, the Company will continue to advance its commitment to these core values by supporting our Employee Resource Groups, including:
•CultureLink, a group that fosters belonging by celebrating the rich cultures of the global communities in which we operate, through education, engagement and collaboration.
•Enviri Women, a group that promotes the personal and professional development of all employees in the workplace through career resources, community and mentorship programs.
Talent Development and Succession Planning
We believe our development processes ensure continuity of leadership over the long term. Thus, annually we undertake a talent review process to access the organizational capabilities required to execute our strategy, create tailored development plans and understand the depth of our succession preparedness. Our objective is to build the readiness of various talent pools within the organization in order to select and promote key talent. In addition, we continue to invest in our employees through technical training, professional development and skills upgrade throughout the year. We employ a global competency model into our talent development and succession planning program and utilize an internal tool to support employee assessments in each competency under this model in order to assist in our employees’ development and succession plans.
PROPERTIES
Operations of the Company and its subsidiaries are conducted at both owned and leased properties in domestic and international locations. The Company’s executive offices are located at Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, PA. The following table describes the location and principal use of the Company’s more significant properties.

Location	Principal Products/Services	Interest
Harsco Environmental
Taiyuan City, China	Environmental Services	Leased
Rotherham, U.K.	Environmental Services	Owned
Sarver, Pennsylvania, U.S.	Environmental Services	Owned
Chesterfield, U.K.	Aluminum Dross and Scrap Processing Systems	Owned
Harsco Rail
West Columbia, South Carolina, U.S.	Rail Maintenance-of-way Equipment	Owned
Harsco Environmental principally operates on customer-owned sites and has administrative offices throughout the world, including Pittsburgh, Pennsylvania, U.S. and London, U.K. The above table includes the principal properties owned or leased by the Company. The Company also operates from a number of other smaller plants, warehouses and offices in addition to the above. The Company considers all of its properties at which operations are currently performed to be in satisfactory condition and suitable for their intended use.
LEGAL PROCEEDINGS
In the ordinary course of business, the Company is a defendant or party to various claims and lawsuits. For additional information regarding legal proceedings, see Note 14, “Commitments and Contingencies” to the Company’s audited combined financial statements included elsewhere in this information statement.
CORPORATE INFORMATION
The Company was incorporated in 2025 as a direct wholly owned subsidiary of Enviri. The Company’s global headquarters and executive offices are located at Two Logan Square, 100-120 North 18th Street, 17th Floor in Philadelphia, PA, and its main telephone number is 267-857-8715. Our website address is enviri.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this information statement.

DIVIDEND POLICY
We intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near term. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects, restrictions in our debt agreements and other factors that our board of directors may deem relevant. Investors should not purchase or hold New Enviri common stock with the expectation of receiving cash dividends.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and total capitalization as of December 31, 2025 of:
•Enviri (the accounting predecessor to New Enviri) on a historical basis; and
•New Enviri (the accounting successor to Enviri) on a pro forma basis, after giving effect to the Transactions.
The information below is not indicative of New Enviri’s future cash and cash equivalents or total capitalization and does not necessarily reflect what New Enviri’s cash and cash equivalents and total capitalization would have been had the Transactions been completed on December 31, 2025.
The information below should be read in conjunction with Enviri’s consolidated financial statements and related notes, New Enviri’s combined financial statements and related notes and the “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enviri Corporation,” and “Management's Discussion and Analysis of Financial Condition and Results of Operations of Enviri II Corporation (Supplemental)” sections included elsewhere in this information statement.

	December 31, 2025
(In thousands, except for share amounts)	Historical Enviri	Pro Forma New Enviri
Cash and cash equivalents	$103,671	$332,947
Debt, including current and long-term
Current maturities of long-term debt	25,874	14,373
Long-term debt	1,530,309	350,614
Total debt	1,556,183	364,987
Stockholders' equity:
Common stock, par value $1.25, issued 119,614,961 shares at December 31, 2025 (historical Enviri); par value $0.00001, issued 28,069,000 shares at December 31, 2025 (pro forma New Enviri)	149,519	149,519
Additional paid-in capital	273,436	67,396
Accumulated other comprehensive loss	(514,481)	(514,481)
Retained earnings	1,211,234	1,211,234
Treasury stock, at cost 38,165,463 shares at December 31, 2025 (historical Enviri); zero shares at December 31, 2025 (pro forma New Enviri)	(864,646)	—
Total stockholders’ equity	255,062	913,668
Noncontrolling interests	40,525	40,525
Total equity	295,587	954,193
Total capitalization	$1,851,770	$1,319,180

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On November 21, 2025, Enviri announced its plans to complete the Transactions, following which, among other things, Veolia will indirectly own CE Holdings, which will hold the Clean Earth Business, and New Enviri will own Enviri LLC, which will hold the Harsco Environmental and Harsco Rail segments of Enviri. See “Basis of Presentation” and “The Holding Company Merger, Reorganization and Distribution” for additional information.
The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Transactions, including the Spin-Off, as if the same had occurred on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Transactions, including the Spin-Off, as if the same had occurred on December 31, 2025. The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X.
We have derived the unaudited pro forma condensed combined financial statements from the audited consolidated financial statements of Enviri included elsewhere in this information statement and the accounting records of Enviri. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, the audited consolidated financial statements of Enviri and the related notes, the supplemental audited combined financial statements of New Enviri and the related notes and the sections of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enviri Corporation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enviri II Corporation (Supplemental).”
Due to the significance of the Clean Earth Business, its disposition for accounting purposes is expected to qualify as discontinued operations and thus will require retrospective presentation in accordance with ASC 205-20, Discontinued Operations (“ASC 205”) following consummation of the Transactions. In accordance with Item 11-02(c)(2)(ii) of Regulation S-X, unaudited pro forma condensed combined statements of operations solely reflecting the separation of the Clean Earth Business for the years ended December 31, 2024 and 2023 have been included in Note 4 to the unaudited pro forma condensed combined financial statements.
The pro forma adjustments related to the sale of the Clean Earth Business, which we refer to as the “Clean Earth Separation Adjustments,” reflect the effects of the separation of the Clean Earth Business, which we expect to qualify as discontinued operations upon the completion of the Transactions and is, therefore, presented in the unaudited pro forma condensed combined financial statements in accordance with the guidance in ASC 205.
The pro forma adjustments related to the Transactions, which we refer to as the “Transaction Accounting Adjustments,” reflect the effects of the Transactions and include the following adjustments:
•the impact of, and the transactions contemplated by, the Separation Agreement and the Merger Agreement;
•the expected payment of the Merger Consideration, in an aggregate amount equal to $1.3 billion of cash to the stockholders of CE Holdings (the former stockholders of Enviri);
•the effect of our anticipated post-Transactions capital structure, including the payment of principal indebtedness in an amount equal to $1.1 billion;
•the termination of the AR Facility, including the restoration of accounts receivables; and
•the inclusion of approximately $23.0 million of non-recurring selling, general and administrative costs related to employee compensation, $74.4 million of non-recurring other (income) expenses, net related to the Transactions, and $6.4 million of related tax benefit expected to be incurred in conjunction with the Transactions.
The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. However, the pro forma adjustments are subject to material change, including as our capital structure is finalized. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements presented below do not purport to represent what New Enviri’s financial position and results of operations would have been had the Transactions occurred on the dates indicated and are not indicative of New Enviri’s future financial position or results of operations as a separate, publicly traded company. In addition, the unaudited pro forma condensed combined financial statements do not reflect future events that may occur after the consummation of the Transactions, including, the impact of the Transition Services Agreement or additional costs that New Enviri will incur during its transition to becoming a separate, publicly traded company.
The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025

(In thousands, except share and per share information)	Historical Enviri (Note 1)	Separation of Clean Earth Adjustments (Note 1)	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Results
Assets
Current assets:
Cash and cash equivalents	$103,671	$(185)	$229,461	a	$332,947
Restricted cash	21,677	—	—		21,677
Trade accounts receivable, net	267,439	(183,402)	160,000	d	244,037
Other receivables	46,930	(3,303)	—		43,627
Inventories	180,548	(8,829)	—		171,719
Current portion of contract assets	26,968	—	—		26,968
Prepaid expenses	61,996	(9,475)	—		52,521
Other current assets	11,452	(2,196)	—		9,256
Total current assets	$720,681	$(207,390)	$389,461		$902,752
Property, plant and equipment, net	699,664	(275,565)	—		424,099
Right-of-use assets, net	132,323	(98,055)	—		34,268
Goodwill	758,680	(379,299)	—		379,381
Intangible assets, net	273,088	(256,993)	—		16,095
Retirement plan assets	55,743	—	—		55,743
Deferred income tax assets	11,419	—	—		11,419
Other assets	57,073	(3,143)	—		53,930
Total assets	$2,708,671	$(1,220,445)	$389,461		$1,877,687
Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings	$11,490	$—	$—		$11,490
Current maturities of long-term debt	25,874	(11,501)	—		14,373
Accounts payable	239,650	(75,661)	(15,503)	e	148,486
Accrued compensation	67,331	(24,201)	—		43,130
Income taxes payable	4,083	—	—		4,083
Reserve for forward losses on contracts	61,037	—	—		61,037
Current portion of advances on contracts	7,982	—	—		7,982
Derivative Liabilities	20,839	—	—		20,839
Current portion of operating lease liabilities	30,077	(18,423)	—		11,654
Other current liabilities	165,661	(44,479)	—		121,182
Total current liabilities	$634,024	$(174,265)	$(15,503)		$444,256
Long-term liabilities:
Long-term debt	$1,530,309	$(50,237)	$(1,129,458)	b	$350,614
Retirement plan liabilities	26,208	—	—		26,208
Operating lease liabilities	104,654	(81,281)	—		23,373
Environmental liabilities	38,256	(19,151)	—		19,105
Deferred tax liabilities	21,689	—	—		21,689
Other liabilities	57,944	(13,789)	(5,906)	h	38,249
Total liabilities	$2,413,084	$(338,723)	$(1,150,867)		$923,494

(In thousands, except share and per share information)	Historical Enviri (Note 1)	Separation of Clean Earth Adjustments (Note 1)	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Results
Stockholders’ equity:
Common stock, par value $1.25, issued 119,614,961 shares December 31, 2025 (historical Enviri); $0.00001 par value, issued 28,069,000 shares at December 31, 2025 (pro forma New Enviri)	$149,519	$—	$—		$149,519
Additional paid-in capital	273,436	(881,722)	675,682	g	67,396
Accumulated other comprehensive income	(514,481)	—	—		(514,481)
Retained earnings	1,211,234	—	—		1,211,234
Treasury stock, at cost 38,165,463 shares at December 31, 2025 (historical Enviri), zero shares at December 31, 2025 (pro forma New Enviri)	(864,646)	—	864,646	i	—
Total stockholders’ equity	$255,062	$(881,722)	$1,540,328		$913,668
Noncontrolling interests	40,525	—	—		40,525
Total equity	$295,587	$(881,722)	$1,540,328		$954,193
Total liabilities and stockholders’ equity	$2,708,671	$(1,220,445)	$389,461		$1,877,687
See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share and per share information)	Historical Enviri (Note 1)	Separation of Clean Earth Adjustments (Note 1)	Transaction Accounting Adjustments (Note 2)	Notes	Pro Forma Results	Note 3
Revenues from continuing operations:
Service revenues	$1,988,144	$(973,853)	$—		$1,014,291
Product revenues	252,214	—	—		252,214
Total revenues	2,240,358	(973,853)	—		1,266,505
Costs and expenses from continuing operations:
Cost of services sold	1,547,681	(711,659)	—		836,022
Cost of products sold	265,574	—	—		265,574
Selling, general and administrative expenses	382,005	(162,028)	22,968	h	242,945
Research and development expenses	3,050	(374)	—		2,676
Property, plant and equipment impairment charge	7,797	—	—		7,797
Other (income) expenses, net	30,002	(430)	74,387	e	103,959
Total costs and expenses	2,236,109	(874,491)	97,355		1,458,973
Operating income (loss) from continuing operations	4,249	(99,362)	(97,355)		(192,468)
Interest income	2,191	(159)	—		2,032
Interest expense	(110,962)	4,805	63,458	c	(42,699)
Facility fees and debt-related income (expense)	(10,662)	—	9,333	d	(1,329)
Defined benefit pension income (expense)	(21,635)	—	—		(21,635)
Income (loss) from continuing operations before income taxes and equity income	(136,819)	(94,716)	(24,564)		(256,099)
Income tax benefit (expense) from continuing operations	(22,986)	24,740	6,416	f	8,170
Equity income (loss) of unconsolidated entities, net	155	—	—		155
Income (loss) from continuing operations	(159,650)	(69,976)	(18,148)		(247,773)
Less: Net loss (income) attributable to noncontrolling interests	(3,892)	—	—		(3,892)
Net income (loss) attributable to Enviri Corporation	$(163,542)	$(69,976)	$(18,148)		(251,665)

Weighted average shares of common stock outstanding	80,712				28,069	j
Basic earnings (loss) per share attributable to common stockholders	$(2.03)				$(8.97)	j

Diluted weighted average shares of common stock outstanding	80,712				28,069	k
Diluted earnings (loss) per share attributable to common stockholders	$(2.03)				$(8.97)	k
See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1: Basis of Presentation
The accompanying unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X.
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, the Spin-Off is being treated as a reverse spin-off for accounting and financial reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs. New Enviri will be treated as the “accounting spinnor” of CE Holdings and will be the “accounting successor” to Enviri for accounting and financial reporting purposes. Therefore, historical Enviri in the unaudited pro forma condensed combined financial statements represents Enviri and its consolidated subsidiaries, including the Clean Earth Business and the New Enviri Business. As the Clean Earth Business is presented as being separated from Enviri in accordance with the guidance of ASC 205, the unaudited pro forma condensed combined statement of operations does not allocate any of Enviri’s general corporate overhead expenses to the Clean Earth Business. Further, the unaudited pro forma condensed combined balance sheet reflects the restoration of trade accounts receivables associated with the termination of the AR Facility as a result of the Transactions.
The Clean Earth Business is a component of Enviri that has operations and cash flows that are clearly distinguished operationally and for financial reporting purposes. The Transactions will result in the acquisition of the Clean Earth Business by a third party and the New Enviri Business becoming a separate, publicly traded company. As a result of the structure of the Spin-Off, the Transactions are not expected to result in any material cash tax expense to Enviri or New Enviri. However, New Enviri will, among other things, incur Transaction-related expenses which are further discussed in Note 2, “Transaction Accounting Adjustments.”
Note 2: Transaction Accounting Adjustments
Adjustments included in the column under the heading “Transaction Accounting Adjustments” represent the following:
a.The estimated total purchase price to be paid by Veolia in the Merger is approximately $3.0 billion, with an estimated $1.3 billion of cash proceeds to be paid directly to the stockholders of CE Holdings (the former stockholders of Enviri), representing the mid-point of the $14.50 to $16.50 per share Merger Consideration range. The remaining estimated cash proceeds of $1.7 billion will be paid to New Enviri in settlement of the Intercompany Note and will be reduced as set forth below:

(In thousands)
Estimated cash proceeds to New Enviri	$1,702,660
Less: Repayment of indebtedness	(1,137,933)
Less: Termination of the AR Facility	(160,000)
Less: Non-recurring Transaction costs(1)	(89,903)
Less: Settlement of unvested Enviri equity awards pursuant to the terms of the Merger Agreement and the Separation Agreement	(85,363)
Total estimated cash	$229,461
__________________
(1)Represents costs incurred and unpaid as of December 31, 2025 and additional estimated Transaction costs expected to be incurred. See note (e) for additional information.

The estimated cash of $229.5 million is expected to be utilized principally to repay additional indebtedness incurred after December 31, 2025 and to support certain engineered-to-order contracts for Rail.
b.Reflects the repayment of indebtedness using a portion of the estimated net proceeds from the sale of the Clean Earth Business pursuant to the Merger, as reflected in the table below:

(In thousands)	December 31, 2025	Separation of Clean Earth Adjustments	Pay Down Amount	Expected Post-Closing Amount
Senior Secured Credit Facilities:
Term Loan with an interest rate of 6.08% at December 31, 2025	$477,500	$—	$(136,933)	$340,567
Revolving Credit Facility with an average interest rate of 6.34% at December 31, 2025	526,000	—	(526,000)	—
5.75% Senior Notes (1)	475,000	—	(475,000)	—
Other financing payable (including finance leases) in varying amounts due principally through 2030 with a weighted-average interest rate of 7.24% at December 31, 2025 (2)	88,501	(61,738)	—	26,763
Total debt obligations	1,567,001	(61,738)	(1,137,933)	367,330
Less: deferred financing costs	(10,818)	—	8,475	(2,343)
Total debt obligations, net of deferred financing costs	1,556,183	(61,738)	(1,129,458)	364,987
Less: current maturities	(25,874)	11,501	—	(14,373)
Long-term debt	$1,530,309	$(50,237)	$(1,129,458)	$350,614
__________________
(1)Does not reflect the payment of accrued and unpaid interest to, but excluding, the redemption date.
(2)The $88.5 million of other financing payable is primarily comprised of finance leases. $61.7 million of the finance leases relates to Clean Earth and the remaining $26.8 million relates to HE and Corporate. The $61.7 million of Clean Earth finance leases is removed through Separation of Clean Earth column in the unaudited condensed combined balance sheet, and not through the Transaction Accounting Adjustments.
c.Reflects the removal of the historical interest expense related to the outstanding indebtedness expected to be repaid, net of the write-off of unamortized deferred financing costs of $9.7 million as of January 1, 2025.
d.Reflects the termination of the AR Facility, including the restoration of $160.0 million to Trade accounts receivables, net on the unaudited pro forma condensed combined balance sheet and a $9.3 million adjustment to Facility fees and debt-related income (expense) on the unaudited pro forma condensed combined statement of operations, reflecting the removal of the historical fees related to the AR Facility.
e.Reflects $74.4 million of non-recurring Transaction costs estimated to be incurred subsequent to December 31, 2025, which are primarily related to external third-party advisors, external counsel, bank success fees and tax costs associated with the Transactions. $20.8 million of non-recurring expenses related to the Transactions were incurred in the year ended December 31, 2025 and are included in the Historical Enviri results above, with $2.2 million recorded to Selling, general, and administrative expenses and $18.5 million recorded within Other (income) expenses, net. Of the $20.8 million of non-recurring expenses related to the Transactions, $15.5 million will be paid at the close of the Transactions and is reflected as a pro forma adjustment to reduce Accounts payable.
f.Reflects $6.4 million of income tax pro forma adjustments. This adjustment was determined by applying the respective blended statutory tax rates to pre-tax pro forma adjustments in the applicable jurisdictions.
g.Reflects the Additional paid-in capital impact of the unaudited pro forma condensed combined balance sheet adjustments included in notes (a), (b), (e), (h), and (i), as shown below:

(In thousands)	December 31, 2025
Additional paid-in capital:
Cash proceeds received (a)	$1,702,660
Less: Deferred financing costs (b)	(8,475)
Less: Transaction costs (e)	(74,400)
Less: Employee compensation (h) (1)	(79,457)
Less: Treasury stock (i)	(864,646)
Total Pro Forma Adjustment	$675,682
__________________
(1)This net amount consists of the settlement of unvested Enviri equity awards pursuant to the terms of the Merger Agreement and the Separation Agreement of $85,363 per note (a), less the amount accrued for as of December 31, 2025 of $5,906 per note (h).
h.Reflects the costs associated with the acceleration of vesting and settlement of Enviri LTI Awards and settlement of non-employee director phantom shares pursuant to the terms of the Merger Agreement, occurring in connection with the Transactions. The impact of this adjustment on the unaudited pro forma condensed combined statement of operations is recorded entirely in the year ended December 31, 2025, as the acceleration of compensation costs is expected to be incurred in conjunction with the Transactions. Actual expense related to the acceleration of vesting and settlement of Enviri LTI Awards and settlement of non-employee director phantom shares will differ. Cash-settled RSU Awards and PSU Awards will be cancelled and converted into the right to receive cash pursuant to the terms of the Merger Agreement, which is reflected as an adjustment to Other liabilities on the unaudited pro forma condensed combined balance sheet.
i.Reflects the cancellation of Enviri’s treasury stock pursuant to the terms of the Merger Agreement.
Note 3: Earnings Per Share
j.Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding reflect the number of shares of New Enviri common stock that are expected to be outstanding upon completion of the Distribution. We have based the number of outstanding shares of common stock on the number of shares of Enviri common stock outstanding at December 31, 2025, after taking into account the normal vesting of Enviri LTI awards prior to the Closing, the accelerated vesting and settlement of Enviri LTI Awards and settlement of non-employee director phantom shares pursuant to the terms of the Merger Agreement, and the exchange and distribution ratios described below, each as reflected in the reconciliation table below. Enviri stockholders will receive in the Holding Company Merger one share of CE Holdings common stock in exchange for each share of Enviri common stock held by them, and will subsequently receive in the Distribution one share of New Enviri common stock for every three shares of CE Holdings common stock held by them. The actual number of shares of New Enviri common stock outstanding may be different from this estimated amount.

(In thousands)	Number of Shares
Enviri shares of common stock outstanding at December 31, 2025	81,449
Enviri shares issued in connection with normal LTI awards vesting	1,148
Enviri shares issued in connection with the accelerated vesting and settlement of Enviri LTI awards and non-employee director phantom shares	1,610
Enviri shares outstanding prior to Holding Company Merger	84,207
Holding Company Merger exchange ratio	1.00
CE Holdings shares outstanding post Holding Company Merger	84,207
Distribution ratio	0.33
New Enviri pro forma shares of common stock outstanding	28,069

k.Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the number of shares of New Enviri common stock that are expected to be outstanding upon completion of the Distribution on the basis set forth in Note (j) above. The actual number of shares of New Enviri common stock outstanding may be different from this estimated amount.
Note 4: Discontinued Operations
As noted above, due to the significance of the Clean Earth Business, its disposition for accounting purposes is expected to qualify as discontinued operations and thus will require retrospective presentation in accordance with ASC 205 following consummation of the Transactions. In accordance with Item 11-02(c)(2)(ii) of Regulation S-X, unaudited pro forma condensed combined statements of operations solely reflecting the separation of the Clean Earth Business have been included for the years ended December 31, 2024 and 2023. As the Clean Earth Business is presented as being separated from Enviri in accordance with the guidance of ASC 205, the unaudited pro forma condensed combined statement of operations does not allocate any of Enviri’s general corporate overhead expenses to the Clean Earth Business. The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2024 and 2023 do not give effect to any other pro forma adjustments related to the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands, except share and per share information)	Historical Enviri (Note 1)	Separation of Clean Earth Adjustments (Note 1)	Pro Forma Results
Revenues from continuing operations:
Service revenues	$1,977,781	$(940,337)	$1,037,444
Product revenues	365,356	—	365,356
Total revenues	2,343,137	(940,337)	1,402,800
Costs and expenses from continuing operations:
Cost of services sold	1,563,391	(689,758)	873,633
Cost of products sold	340,719	—	340,719
Selling, general and administrative expenses	359,388	(148,678)	210,710
Research and development expenses	3,961	(464)	3,497
Goodwill and other intangible asset impairment charges	15,866	—	15,866
Property, plant and equipment impairment charge	23,444	—	23,444
Remeasurement of long-lived assets	10,695	—	10,695
Gain on sale of businesses, net	(10,478)	—	(10,478)
Other (income) expenses, net	5,437	(1,089)	4,348
Total costs and expenses	2,312,423	(839,989)	1,472,434
Operating income (loss) from continuing operations	30,714	(100,348)	(69,634)
Interest income	6,795	—	6,795
Interest expense	(112,217)	3,230	(108,987)
Facility fees and debt-related income (expense)	(11,265)	—	(11,265)
Defined benefit pension income (expense)	(17,607)	—	(17,607)
Income (loss) from continuing operations before income taxes and equity income	(103,580)	(97,118)	(200,698)
Income tax benefit (expense) from continuing operations	(16,834)	25,338	8,504
Equity income (loss) of unconsolidated entities, net	(10)	—	(10)
Income (loss) from continuing operations	(120,424)	(71,780)	(192,204)
Less: Net loss (income) attributable to noncontrolling interests	(5,312)	—	(5,312)
Net income (loss) attributable to Enviri Corporation	$(125,736)	$(71,780)	$(197,516)

Weighted average shares of common stock outstanding	80,118		80,118
Basic earnings (loss) per share attributable to common stockholders:
Continuing operations	$(1.57)		$(2.47)
Basic earnings (loss) per share attributable to common stockholders	$(1.57)		$(2.47)

Diluted weighted average shares of common stock outstanding	80,118		80,118
Diluted earnings (loss) per share attributable to common stockholders:
Continuing operations	$(1.57)		$(2.47)
Diluted earnings (loss) per share attributable to common stockholders	$(1.57)		$(2.47)
See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands, except share and per share information)	Historical Enviri (Note 1)	Separation of Clean Earth Adjustments (Note 1)	Pro Forma Results
Revenues from continuing operations:
Service revenues	$1,930,848	$(927,457)	$1,003,391
Product revenues	435,339	—	435,339
Total revenues	2,366,187	(927,457)	1,438,730
Costs and expenses from continuing operations:
Cost of services sold	1,511,097	(694,122)	816,975
Cost of products sold	397,626	—	397,626
Selling, general and administrative expenses	353,985	(146,813)	207,172
Research and development expenses	3,458	(722)	2,736
Property, plant and equipment impairment charge	14,099	—	14,099
Other (income) expenses, net	(1,591)	(1,399)	(2,990)
Total costs and expenses	2,278,674	(843,056)	1,435,618
Operating income (loss) from continuing operations	87,513	(84,401)	3,112
Interest income	6,809	(27)	6,782
Interest expense	(107,081)	1,079	(106,002)
Facility fees and debt-related income (expense)	(10,762)	—	(10,762)
Defined benefit pension income (expense)	(22,326)	—	(22,326)
Income (loss) from continuing operations before income taxes and equity income	(45,847)	(83,349)	(129,196)
Income tax benefit (expense) from continuing operations	(34,530)	21,629	(12,901)
Equity income (loss) of unconsolidated entities, net	(761)	—	(761)
Income (loss) from continuing operations	(81,138)	(61,720)	(142,858)
Less: Net loss (income) attributable to noncontrolling interests	1,977	—	1,977
Net income (loss) attributable to Enviri Corporation	$(79,161)	$(61,720)	$(140,881)

Weighted average shares of common stock outstanding	79,796		79,796
Basic earnings (loss) per share attributable to common stockholders:
Continuing operations	$(0.99)		$(1.77)
Basic earnings (loss) per share attributable to common stockholders	$(0.99)		$(1.77)

Diluted weighted average shares of common stock outstanding	79,796		79,796
Diluted earnings (loss) per share attributable to common stockholders:
Continuing operations	$(0.99)		$(1.77)
Diluted earnings (loss) per share attributable to common stockholders	$(0.99)		$(1.77)
See accompanying notes to unaudited pro forma condensed combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ENVIRI CORPORATION
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, New Enviri will be treated as the “accounting spinnor” of CE Holdings and will be the “accounting successor” to Enviri for accounting and financial reporting purposes. Therefore, the Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in this section is the historical Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enviri Corporation, which includes the Clean Earth Business that will not be part of New Enviri. See “Basis of Presentation” for additional information.
The following discussion and analysis of Enviri’s financial condition and results of operations should be read in conjunction with the audited financial statements of Enviri and related notes included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect Enviri’s plans, estimates and beliefs. The words “may,” “could,” “expect,” “anticipate,” “intend,” “believe,” “likely,” “estimate,” “outlook,” “plan,” “contemplate,” “project,” “target” or other comparable terms, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. These statements could include, among other things, statements about Enviri’s management’s confidence in and strategies for performance; expectations for new and existing products, technologies and opportunities; and expectations regarding growth, sales, cash flows and earnings. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
As used in this section, the term “New Enviri” means Enviri II Corporation, a Delaware corporation, and its direct and indirect subsidiaries after giving effect to the Spin-Off. As used in this section, the terms “Enviri,” “we,” “us” and “our,” unless otherwise specified, mean Enviri Corporation.
Overview
Enviri is a market-leading, global provider of environmental solutions for industrial, retail and medical waste streams and innovative equipment and technology for the rail sector. Today, Enviri is principally an environmental solutions company that provides services to manage, recycle and beneficially reuse waste and byproduct materials across many industries. Enviri was incorporated in 1956 and has locations in over 30 countries, including the U.S.
Enviri’s operations consist of three reportable segments: Harsco Environmental, Clean Earth and Harsco Rail. Harsco Environmental operates primarily under long-term contracts and is the largest and most comprehensive provider of onsite environmental services and material processing to the global metals industry. Clean Earth provides specialty waste processing, treatment, recycling and beneficial reuse solutions for customers in the industrial, retail, healthcare and construction industries across a variety of waste needs, including hazardous, non-hazardous and contaminated soils and dredged materials. Rail is a provider of highly engineered maintenance equipment, after-market parts and safety and diagnostics systems and contracting solutions, which support railroad and transit customers worldwide.
Enviri’s business is subject to risks related to doing business internationally, including tariff policy or tariff regulation, as well as international political and trade tensions. In 2025, the U.S. government announced tariffs on goods imported into the U.S. from numerous countries and multiple nations countered with tariffs and other actions in response. Following the announcement, the U.S. government has negotiated trade agreements with certain countries while negotiations with others are ongoing. Additionally, in October 2025, the European Commission proposed more significant actions to protect its steel industry, including a reduction in steel import quotas and a tariff increase on above-quota imports. These proposals require EU parliament and council approvals. These efforts by the EU are intended to support a healthy industrial manufacturing base in the region. Enviri continues to assess the impact of these existing and pending actions on its businesses.
On November 5, 2025, Enviri entered into an amendment to the Credit Agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) to, among other things, modify certain levels of its Net Debt to

Consolidated Adjusted EBITDA ratio (“total net leverage ratio”) covenant, as calculated in accordance with the Credit Agreement, and permit a distribution of the Clean Earth Business, together with certain related transactions, including repayments of certain of Enviri’s existing indebtedness in connection with the Spin-Off. See “—Sources and Uses of Cash—Senior Secured Credit Facilities” for additional information.
On November 21, 2025, Enviri announced its plans to complete the Transactions, following which, among other things, Veolia will indirectly own CE Holdings, which will hold the Clean Earth Business, and New Enviri will own Enviri LLC, which will hold the Harsco Environmental and Harsco Rail segments of Enviri. As a result of the structure of the Spin-Off, the Transactions are not expected to result in any material cash tax expense to Enviri or New Enviri. See “Basis of Presentation” and “The Holding Company Merger, Reorganization and Distribution” for additional information.
On February 23, 2026, Enviri amended its Senior Secured Credit Facilities to extend the maturity of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026, and (ii) the closing date of the Merger.
Results of Operations
Amounts included in this section are rounded to the nearest million and all percentages are calculated based on actual amounts. As a result, minor differences may exist due to rounding.
Total Revenues by Segment:

(Dollars in millions)	2025	2024	Change	%
Harsco Environmental	$1,019.4	$1,111.5	$(92.1)	(8.3)%
Clean Earth	973.9	940.3	33.6	3.6%
Harsco Rail	247.1	291.3	(44.2)	(15.2)%
Total revenues	$2,240.4	$2,343.1	$(102.7)	(4.4)%

(Dollars in millions)	2024	2023	Change	%
Harsco Environmental	$1,111.5	$1,141.9	$(30.4)	(2.7)%
Clean Earth	940.3	927.5	12.8	1.4%
Harsco Rail	291.3	296.8	(5.5)	(1.9)%
Total revenues	$2,343.1	$2,366.2	$(23.1)	(1.0)%
Total Revenues by Region:

(Dollars in millions)	2025	2024	Change	%
North America	$1,344.1	$1,406.0	$(62.0)	(4.4)%
Western Europe	483.5	510.2	(26.7)	(5.2)%
Latin America (a)	151.5	160.3	(8.7)	(5.4)%
Asia-Pacific	139.4	145.4	(6.0)	(4.1)%
Middle East and Africa	102.8	104.0	(1.1)	(1.1)%
Eastern Europe	19.0	17.3	1.7	10.0%
Total revenues	$2,240.4	$2,343.1	$(102.8)	(4.4)%
___________________
(a)Includes Mexico.

(Dollars in millions)	2024	2023	Change	%
North America	$1,406.0	$1,460.9	$(54.9)	(3.8)%
Western Europe	510.2	489.2	21.0	4.3%
Latin America (a)	160.3	173.8	(13.5)	(7.8)%
Asia-Pacific	145.4	135.9	9.6	7.0%
Middle East and Africa	104.0	86.9	17.1	19.7%
Eastern Europe	17.3	19.6	(2.3)	(11.6)%
Total revenues	$2,343.1	$2,366.2	$(23.1)	(1.0)%
___________________
(a)Includes Mexico.
Operating Income (Loss) from Continuing Operations by Segment:

(Dollars in millions)	2025	2024	Change	%
Harsco Environmental	$42.2	$32.0	$10.2	31.9%
Clean Earth	91.7	92.6	(0.9)	(1.0)%
Harsco Rail	(57.4)	(59.6)	2.2	3.7%
Corporate	(72.2)	(34.4)	(37.8)	(109.9)%
Operating income (loss) from continuing operations	$4.2	$30.7	$(26.5)	(86.3)%

(Dollars in millions)	2024	2023	Change	%
Harsco Environmental	$32.0	$78.7	$(46.7)	(59.3)%
Clean Earth	92.6	76.7	15.9	20.7%
Harsco Rail	(59.6)	(24.9)	(34.7)	(134.4)%
Corporate	(34.4)	(43.0)	8.6	20.0%
Operating income (loss) from continuing operations	$30.7	$87.5	$(56.8)	(64.9)%
Operating Margins by Segment:

	2025	2024	2023
Harsco Environmental	4.1%	2.9%	6.9%
Clean Earth	9.4%	9.8%	8.3%
Harsco Rail	(23.2)%	(20.5)%	(8.4)%
Consolidated Operating Margin	0.2%	1.3%	3.7%
Comparative Analysis of Segment Results for the Years Ended December 31, 2025 and 2024
Harsco Environmental Segment:

Significant Effects on Revenues (In millions)
Revenues-2024	$1,111.5
Net effects of price/volume changes, primarily attributable to volume changes and service mix	6.1
Net impact of new and lost contracts	(41.9)
Impact of divestitures	(59.9)
Impact of foreign currency translation	4.3
Other	(0.7)
Revenues-2025	$1,019.4

The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2025.
Factors Positively Affecting Operating Income:
•Higher revenues from environmental service contracts during the year ended December 31, 2025, partially due to higher overall service levels at certain sites, when compared to the prior year, partially offset by higher operating costs at certain sites.
•During the year ended December 31, 2024, Enviri recorded an incremental increase of $22.2 million to the reserve for the processing and disposal of salt cake byproduct in Bahrain, compared to the reserve adjustment recorded for the year ended December 31, 2025. See Note 12, “Commitments and Contingencies” to our audited financial statements included elsewhere in this information statement for details on this reserve.
•Plant, property and equipment (“PP&E”) impairment charges for the year ended December 31, 2025 decreased by $15.6 million, which was primarily related to impairment charges recorded in the U.S. and the Middle East during 2024.
•Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2025 included a $3.4 million net benefit related to Enviri’s provision for expected credit losses, compared to $3.7 million net expense recorded during the year ended December 31, 2024. The benefit in the current year was primarily from the recovery of a previously reserved trade accounts receivable recorded in the prior year.
Factors Negatively Impacting Operating Income:
•The unfavorable net effects from new and lost contracts resulted in a decrease in operating income of $15.0 million during the year ended December 31, 2025, compared to the year ended December 31, 2024.
•The net gain on the sales of Performix Metallurgical Additives, LLC (“Performix”) and Reed Minerals, LLC (“Reed”) during the year ended December 31, 2024 totaling $10.0 million that did not reoccur during the current year.
•The divestitures of Performix and Reed unfavorably impacted operating income by $7.9 million during the year ended December 31, 2025. See Note 3, “Dispositions” to our audited financial statements included elsewhere in this information statement for further discussion.
•A decrease in sales from ecoproducts and metals recycling at certain stainless steel sites due to lower demand during the year ended December 31, 2025 resulted in a decline in operating income of $5.2 million when compared to the year ended December 31, 2024.
•Lower service revenues from the Altek Group unfavorably impacted operating income by $2.1 million for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Clean Earth Business Segment:

Significant Effects on Revenues (In millions)
Revenues-2024	$940.3
Net effects of price/volume changes, primarily attributable to volume changes and service mix	33.6
Revenues-2025	$973.9

The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2025.
Factors Positively Affecting Operating Income:
•Favorable changes in revenues attributed to the hazardous waste business increased operating income by $19.4 million for the year ended December 31, 2025, when compared to the year ended December 31, 2024, primarily due to pricing and volume mix, which were partially offset by higher expenses in compensation, disposal costs, depreciation and facility costs.
Factors Negatively Impacting Operating Income:
•SG&A increased $13.3 million during the year ended December 31, 2025 from the year ended December 31, 2024, primarily from higher compensation costs, which includes additional expense related to the accelerated vesting for certain employees and the fair value adjustment related to certain long-term incentive plan (“LTIP”) awards, as well as an unfavorable change in the provision for expected credit losses in the current year.
•Lower volumes processed in the soil and dredged materials business at certain sites decreased operating income by $7.9 million during the year ended December 31, 2025, when compared to the year ended December 31, 2024, net of higher pricing and volume mix at certain sites.
Harsco Rail Segment:

Significant Effects on Revenues (In millions)
Revenues-2024	$291.3
Net effects of price/volume changes, primarily attributable to volume changes	(67.2)
Change in revenue adjustments as a result of certain estimated forward loss provisions (a)	19.7
Impact of foreign currency translation	3.3
Revenues-2025	$247.1
__________________
(a)Principally includes Network Rail, Deutsche Bahn and SBB contracts.
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2025.
Factors Positively Affecting Operating Income:
•The year ended December 31, 2024 included a goodwill impairment charge of $13.0 million that did not reoccur during the year ended December 31, 2025. See Note 7, “Goodwill and Other Intangible Assets” to our audited financial statements included elsewhere in this information statement for more details.
•A charge for $10.7 million was recorded for the remeasurement of long-lived assets during the year ended December 31, 2024 related to the depreciation and amortization expense that would have been recognized during the periods Rail’s assets were classified as held-for-use on Enviri’s Consolidated Balance Sheets. This charge did not reoccur during the year ended December 31, 2025.
•SG&A decreased by $2.0 million during the year ended December 31, 2025 from the year ended December 31, 2024, mainly from lower agent commission fees.
Factors Negatively Impacting Operating Income:
•A decrease of $12.2 million in operating income from lower equipment revenue and higher manufacturing costs for the year ended December 31, 2025, when compared to the year ended December 31, 2024.

•The decline in sales from aftermarket parts and safety and diagnostics technology systems from lower demand for the year ended December 31, 2025 unfavorably impacted operating income by $9.3 million, when compared to the year ended December 31, 2024.
•A decrease in volumes and an unfavorable mix of railway contracting services resulted in a decrease of $3.0 million during the year ended December 31, 2025, compared to the year ended December 31, 2024.
Corporate Costs:
Operating income (loss) from continuing operations was negatively impacted from higher SG&A of $19.2 million during the year ended December 31, 2025, which was primarily due to an increase in compensation costs of $12.8 million and professional fees of $5.0 million, when compared to the year ended December 31, 2024. The increase in compensation costs was mainly the result of higher stock-based compensation related to the fair value adjustment of certain performance-based LTIP awards, as well as the accelerated vesting of LTIP awards for certain employees. The increase in professional fees was mostly related to costs incurred to support and execute Enviri’s long-term strategies. The year ended December 31, 2025 was also negatively impacted by increased costs of $18.5 million principally related to the planned sale of Clean Earth, compared to the year ended December 31, 2024.
Comparative Analysis of Segment Results for the Years Ended December 31, 2024 and 2023
Harsco Environmental Segment:

Significant Effects on Revenues (In millions)
Revenues-2023	$1,141.9
Net effects of price/volume changes, primarily attributable to volume changes and service mix	67.5
Net impact of new and lost contracts	(19.0)
Impact of divestitures	(48.8)
Impact of foreign currency translation	(30.1)
Revenues-2024	$1,111.5
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2024.
Factors Positively Affecting Operating Income:
•Higher revenues from environmental service contracts during the year ended December 31, 2024, partially due to higher overall service levels at certain sites, as well as revenues from new contracts, when compared to the prior year, partially offset by higher operating costs at certain sites.
•Net gains totaling $10.5 million were recognized during the year ended December 31, 2024 for the divestitures of the Performix and Reed businesses. See Note 3, “Discontinued Operations and Dispositions” to our audited financial statements included elsewhere in this information statement for additional details.
Factors Negatively Impacting Operating Income:
•During the year ended December 31, 2024, Enviri recorded an increase of $27.2 million to the reserve for the processing and disposal of salt cake byproduct in Bahrain. See Note 12, “Commitments and Contingencies” to our audited financial statements included elsewhere in this information statement for details on this reserve.
•PP&E impairment charges for the year ended December 31, 2024 increased by $9.3 million from impairment charges related to site locations in the U.S. and the Middle East during 2024, compared to the PP&E impairment charge recorded during the year ended December 31, 2023 related to abandoned equipment at a customer site. See Note 6, “Property, Plant and Equipment, Net” to our audited financial statements included elsewhere in this information statement for details on these charges.

•The divestitures of Performix and Reed unfavorably impacted operating income by $7.4 million during the year ended December 31, 2024.
•The impact of foreign currency translation negatively impacted operating income by $7.2 million during the year ended December 31, 2024, when compared to 2023.
•The year ended December 31, 2023 included an $8.1 million net gain related to a lease modification that resulted in a lease incentive for a site relocation in the United States, offset by relocation costs incurred, which did not recur during the year ended December 31, 2024.
•SG&A increased by $7.0 million during the year ended December 31, 2024, primarily driven by higher compensation costs and travel expenses, when compared to the year ended December 31, 2023.
Clean Earth Segment:

Significant Effects on Revenues (In millions)
Revenues-2023	$927.5
Net effects of price/volume changes, primarily attributable to pricing changes	18.9
Impact of pricing settlement	(6.0)
Revenues-2024	$940.3
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2024.
Factors Positively Affecting Operating Income:
•Favorable changes of $23.4 million during the year ended December 31, 2024 related to pricing and mix in the hazardous waste business and operational cost reduction initiatives at certain sites, net of decreased revenues from lower volumes processed from customer sites in certain industries and cost increases as a result from inflation. These cost reduction initiatives include modernizing systems, optimizing its transportation and logistics network, internalizing treatment of certain waste streams, securing end disposal capacity and consolidating procurement activities to reduce costs and enhance asset utilization.
Factors Negatively Impacting Operating Income:
•Operating income was unfavorably impacted by $6.0 million during the year ended December 31, 2024 due to the settlement that was reached during the year ended December 31, 2023 for a pricing dispute over services performed in prior periods in the hazardous waste business.
•SG&A increased by $3.2 million during the year ended December 31, 2024, primarily due to higher compensation costs, offset by a decrease in Enviri’s provision for expected credit losses, when compared to 2023.
Harsco Rail Segment:

Significant Effects on Revenues (In millions)
Revenues-2023	$296.8
Net effects of price/volume changes, primarily attributable to volume changes	11.1
Change in revenue adjustments as a result of certain estimated forward loss provisions (a)	(17.3)
Impact of foreign currency translation	0.7
Revenues-2024	$291.3
_____________________
(a)Includes principally Network Rail, Deutsche Bahn and SBB contracts.

The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2024.
Factors Positively Affecting Operating Income:
•Favorable mix and volume from the sale of safety and diagnostics technology systems which resulted in an increase of $3.5 million during the year ended December 31, 2024, when compared to the same period in 2023.
Factors Negatively Impacting Operating Income:
•A goodwill impairment charge of $13.0 million was recorded during the year ended December 31, 2024. See “—Application of Critical Accounting Policies and Critical Accounting Estimates—Fair Value Estimates for Goodwill—Critical Estimate–Goodwill” as well as Note 7, “Goodwill and Other Intangible Assets” to our audited financial statements included elsewhere in this information statement for more details on Enviri’s conclusion.
•A charge for the remeasurement of long-lived assets of $10.7 million was recorded during the year ended December 31, 2024, related to the depreciation and amortization expense that would have been recognized from November 2021 through February 2024 when Rail’s assets were classified as held-for-sale, had the assets been continuously classified as held-for-use. This reclassification from held-for-sale to held-for-use was the result of the held-for-sale criteria no longer being met for the Rail business beginning with March 31, 2024 since the sales process had been paused.
•As a result of the reclassification discussed above of Rail’s assets from held-for-sale to held-for-use, Enviri began to recognize depreciation and amortization expense during the year ended December 31, 2024 for $3.7 million. No depreciation and amortization expense was recognized during the period that Rail’s assets were classified as held-for-sale, which was November 2021 through February 2024.
•An unfavorable mix of after-market part sales during the year ended December 31, 2024 that resulted in a decrease of operating income of $7.6 million, when compared to the year ended December 31, 2023.
Corporate Costs:
In addition to the factors described above from Enviri’s reportable segments, Enviri’s Operating income (loss) from continuing operations for the year ended December 31, 2024 was also favorably impacted by a decrease in SG&A of $3.9 million, compared to 2023, which was driven mainly from a decrease in compensation expense. The year ended December 31, 2024 also included a net gain on sale of corporate assets of $3.3 million, which did not occur during the year ended December 31, 2023.

Consolidated Results

(In millions, except per share information and percentages)	2025	2024	2023
Total revenues	$2,240.4	$2,343.1	$2,366.2
Cost of services and products sold	1,813.3	1,904.1	1,908.7
Selling, general and administrative expenses	382.0	359.4	354.0
Research and development expenses	3.1	4.0	3.5
Goodwill and other intangible asset impairment charges	—	15.9	—
Property, plant and equipment impairment charge	7.8	23.4	14.1
Remeasurement of long-lived assets	—	10.7	—
Gain on sale of businesses, net	—	(10.5)	—
Other expense (income), net	30.0	5.4	(1.6)
Operating income (loss) from continuing operations	4.2	30.7	87.5
Interest income	2.2	6.8	6.8
Interest expense	(111.0)	(112.2)	(107.1)
Facility fees and debt-related income (expense)	(10.7)	(11.3)	(10.8)
Defined benefit pension income (expense)	(21.6)	(17.6)	(22.3)
Income (loss) from continuing operations before income taxes and equity income	(136.8)	(103.6)	(45.8)
Income tax benefit (expense) from continuing operations	(23.0)	(16.8)	(34.5)
Equity in income (loss) of unconsolidated entities, net	0.2	—	(0.8)
Income (loss) from continuing operations	(159.7)	(120.4)	(81.1)
Income (loss) from discontinued businesses	(5.5)	(5.3)	(5.1)
Income tax benefit (expense) from discontinued businesses	1.4	1.4	1.3
Income (loss) from discontinued operations, net of tax	(4.1)	(3.9)	(3.8)
Net income (loss)	(163.7)	(124.3)	(84.9)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of deferred income taxes	32.0	(46.1)	28.1
Net gain (loss) on cash flow hedging instruments, net of deferred income taxes	(3.8)	4.2	(0.6)
Pension liability adjustments, net of deferred income taxes	(3.5)	45.2	(2.5)
Unrealized gain (loss) on marketable securities, net of deferred income taxes	—	—	—
Total other comprehensive income (loss)	24.8	3.4	25.0
Total comprehensive income (loss)	(138.9)	(121.0)	(59.9)
Diluted earnings (loss) per share from continuing operations attributable to Enviri Corporation common stockholders	$(2.03)	$(1.57)	$(0.99)
Effective income tax rate from continuing operations	(16.8)%	(16.3)%	(75.3)%

Comparative Analysis of Consolidated Results
Total Revenues
Total revenues for the year ended December 31, 2025 decreased by $102.8 million, or 4.4%, from the year ended December 31, 2024. Total revenues for the year ended December 31, 2024 decreased $23.1 million, or 1.0%, from the year ended December 31, 2023. These changes were attributable to the following significant items:

Changes in Total Revenues (In millions)	2025 vs. 2024	2024 vs. 2023
Total revenues—2024 and 2023	$2,343.1	$2,366.2
Net effect of price/volume changes in HE, primarily attributable to volume and service mix	6.1	67.5
Net effect of price/volume changes in CE	33.6	18.9
Net effect of price/volume changes in Rail, primarily attributable to volume	(67.2)	11.1
Net impact of new contracts and lost contracts in HE	(41.9)	(19.0)
Impact from divestitures	(59.9)	(48.8)
Changes from revenue adjustments as a result of certain estimated forward loss provisions in Rail (a)	19.7	(17.3)
Impact of pricing settlement in CE	—	(6.0)
Impact of foreign currency translation	7.6	(29.4)
Other	(0.7)	—
Total change in revenues	$2,240.4	$2,343.2
__________________
(a)Includes principally Network Rail, Deutsche Bahn and SBB contracts.
Cost of Services and Products Sold
Cost of services and products sold for 2025 decreased $90.9 million, or 4.8%, from 2024. Cost of services and products sold for 2024 decreased $4.6 million, or 0.2%, from 2023. These changes were attributable to the following significant items:

Change in Cost of Services and Products Sold (In millions)	2025 vs. 2024	2024 vs. 2023
Total cost of services and products sold—2024 and 2023	$1,904.1	$1,908.7
Change in costs due to changes in revenue volume and mix	(47.4)	4.1
Changes in costs from divestitures	(47.4)	—
Changes in costs from depreciation expense	2.4	11.9
Changes from cost adjustments as a result of certain estimated forward loss provisions in Rail (a)	15.8	(27.2)
Changes from reserve for salt cake disposal in HE	(22.2)	27.2
Impact of foreign currency translation	8.8	(24.7)
Other	(0.9)	4.1
Total change in cost of services and products sold	$1,813.3	$1,904.1
__________________
(a)Includes principally Network Rail, Deutsche Bahn and SBB contracts.
Selling, General and Administrative Expenses
SG&A expenses increased $22.6 million, or 6.3%, during the year ended December 31, 2025, compared to 2024. This increase is primarily driven by higher compensation costs of $25.7 million, of which $16.7 million relates to stock-based compensation, mainly by Corporate and Clean Earth, as a result of the fair value adjustment pertaining to certain performance-based LTIP awards and the accelerated vesting of LTIP awards for certain employees during the year ended December 31, 2025. The remaining change in compensation costs was principally related to an increase in salaries, mostly in Clean Earth and Harsco Environmental. Higher SG&A during the year ended December 31, 2025, when compared with the year ended December 31, 2024, was also attributable to a net increase in professional fees of $3.8 million, principally from costs in Corporate to support and execute certain of Enviri’s long-term strategies, and information technology-related costs of $2.6 million. These SG&A increases were partially offset by a $5.9 million reduction to Enviri’s provision for expected credit losses during the year ended December 31, 2025, when compared to the same period in the prior year, primarily as a result from the recovery of a trade accounts receivable balance due from a former Harsco Environmental customer that had been fully reserved.
The change in the year ended December 31, 2025 from the prior year was also favorably impacted by the divestitures of Performix and Reed in 2024 for $5.1 million. This impact is not included in the SG&A drivers discussed above.
SG&A expenses increased $5.4 million, or 1.5%, during the year ended December 31, 2024, compared to 2023. This increase is primarily driven by higher professional fees of $7.1 million, mainly related to strategic initiatives from Clean Earth, due to the cost reduction initiatives discussed above within Clean Earth results, and Corporate, which include costs to support the planned sale of Clean Earth, in addition to compensation costs of $3.9 million in Clean Earth and HE, offset by a $4.2 million decrease in Enviri’s provision for expected credit losses contributed by Clean Earth.
Goodwill and Other Intangible Asset Impairment Charges
Enviri recorded impairment charges totaling $15.9 million during the year ended December 31, 2024 related to Enviri’s goodwill and intangible assets, of which $13.0 million is related to the goodwill previously assigned to the Rail reporting unit as a result of Enviri’s annual impairment test and $2.8 million related to the impairment of a customer relationship intangible asset for HE.
There were no such charges during the years ended December 31, 2025 and 2023.
See “—Application of Critical Accounting Policies and Critical Accounting Estimates—Fair Value Estimates for Goodwill” and “—Application of Critical Accounting Policies and Critical Accounting Estimates—Long-lived Asset Impairment (Other than Goodwill)” for further details.
Property, Plant and Equipment Impairment Charge
During the year ended December 31, 2025, Enviri recorded an impairment charge of $7.8 million related to Enviri’s decision to exit a downstream products business line in France in Harsco Environmental.
During the year ended December 31, 2024, Enviri recorded $23.4 million of impairment charges related to the PP&E located at Harsco Environmental sites in the United States and the Middle East.
During the year ended December 31, 2023, Enviri recorded a PP&E impairment charge of $14.1 million related to a Harsco Environmental customer site in China.
See Note 6, “Property, Plant and Equipment, Net” to our audited financial statements included elsewhere in this information statement for additional information regarding these impairment charges.
Remeasurement of Long-Lived Assets
During the year ended December 31, 2024, Enviri recorded $10.7 million in depreciation and amortization expense for Rail’s PP&E and intangible assets that were previously classified in Assets held-for-sale and have been reclassified into its respective caption for assets-held-for-use on Enviri’s Consolidated Balance Sheets. This amount includes all of the depreciation and amortization expense that would have been recognized during the periods that these assets were classified as held-for-sale. This charge did not occur during the years ended December 31, 2025 and 2023.

Gain on Sale of Businesses, Net
During the year ended December 31, 2024, Enviri recognized $10.5 million of gains related to the divestitures of two Harsco Environmental businesses that included the sale of Performix that resulted in a pre-tax net gain of $1.8 million in April 2024 and the sale of Reed that resulted in a pre-tax net gain of $8.7 million in August 2024. There were no sales of businesses during the years ended December 31, 2025 and 2023.
See Note 3, “Discontinued Operations and Dispositions” to our audited financial statements included elsewhere in this information statement for further discussion.
Other (Income) Expenses, Net
The major components of this Consolidated Statements of Operations caption are detailed below. See Note 18, “Other (Income) Expenses, Net” to our audited financial statements included elsewhere in this information statement for additional information.

	Other (Income) Expenses
(In millions)	2025	2024	2023
Employee termination benefit costs	$11.1	$8.4	$3.0
Net gains	(3.8)	(6.6)	(2.6)
Contingent consideration adjustments	—	—	(0.8)
Asset impairments	0.8	5.3	0.1
Other costs (income) to exit activities (a)	22.0	(1.5)	(1.6)
Other (income) expense	—	—	0.3
Total other (income) expenses, net	$30.0	$5.4	$(1.6)
__________________
(a)Includes costs related to the planned sale of Clean Earth.
Interest Income
Interest income was $2.2 million for the year ended December 31, 2025, compared to $6.8 million for the year ended December 31, 2024. In 2024, Enviri recognized a pre-tax gain of $2.7 million from the settlement of Enviri’s note receivable from the buyer of the former Harsco Industrial (“IKG”) business. No such income was received during the year ended December 31, 2025.
Interest Expense
Interest expense for the year ended December 31, 2025 was $111.0 million, a decrease of $1.3 million, or 1.1%, compared with the year ended December 31, 2024, which is primarily driven by lower interest rates charged, partially offset by higher net borrowings, under Enviri’s Senior Secured Credit Facilities during the year ended December 31, 2025, when compared to the same period in the prior year. This net decrease was also partially offset by an increase in interest from finance leases, primarily in Clean Earth.
Interest expense for the year ended December 31, 2024 was $112.2 million, an increase of $5.1 million, or 4.8%, compared with the year ended December 31, 2023, which was mainly driven by finance lease additions during 2024, mostly in Clean Earth.
See Note 8, “Debt and Credit Agreements” to our audited financial statements included elsewhere in this information statement for additional information.
Facility Fees and Debt-Related Income (Expense)
During the year ended December 31, 2025, Enviri recognized $10.7 million of net expense, which principally included fees related to Enviri’s AR Facility, as well as fees related to amending Enviri’s Senior Secured Credit Facilities.

During the year ended December 31, 2024, Enviri recognized $11.3 million of net expense, primarily from fees related to Enviri’s AR Facility. A loss of $0.3 million was also recognized during 2024 due to the recognition of expense of previously recorded deferred financing costs from Enviri’s Senior Secured Credit Facilities, as a result of an amendment in 2024.
During the year ended December 31, 2023, Enviri recognized $10.8 million of net expense, which included fees related to Enviri’s AR Facility.
The components of Facility fees and debt-related income (expense) are included in Note 8, “Debt and Credit Agreements” to our audited financial statements included elsewhere in this information statement.
Defined Benefit Pension Income (Expense)
Defined benefit pension expense increased during the year ended December 31, 2025 by $4.0 million, or 22.9%, to $21.6 million, when compared to expense for the year ended December 31, 2024. This increase is primarily from a lower expected return on plan assets during the year ended December 31, 2025, when compared to the prior year.
Defined benefit pension expense for the year ended December 31, 2024 decreased by $4.7 million, or 21.1%, to $17.6 million, compared to defined benefit pension expense of $22.3 million during the year ended December 31, 2023. This decrease is primarily from higher expected return on plan assets during the year ended December 31, 2024 due to higher plan asset balances at December 31, 2023, when compared to the prior year.
See Note 10, “Employee Benefit Plans” to our audited financial statements included elsewhere in this information statement for additional information.
Income Tax Expense from Continuing Operations
Income tax expense from continuing operations in 2025 was $23.0 million, compared with $16.8 million in 2024. The effective income tax rate relating to continuing operations for 2025 was (16.8)%, compared to (16.3)% for 2024. The increase in income tax expense was primarily due to an $8.5 million valuation allowance related to deferred tax assets in Brazil, as it was determined to be more likely than not that they could not be realized because of lower operating income resulting from lost contracts, $15.9 million of disallowed costs related to the planned sale of Clean Earth and $29.0 million of nondeductible executive compensation, partially offset by a change in mix of income in foreign jurisdictions.
Income tax expense from continuing operations in 2024 was $16.8 million, compared with $34.5 million in the year ended December 31, 2023. The effective income tax rate relating to continuing operations for the year ended December 31, 2024 was (16.3)%, versus (75.3)% for the year ended December 31, 2023. The decrease in income tax expense was primarily due to a higher pre-tax loss which was driven by an increased forward loss provision for the Network Rail contract for Rail, the Rail goodwill impairment charge and the Rail charge for the remeasurement of long-lived assets, partially offset by increased Clean Earth operating performance and the gains from the sale of Reed and Performix. Income tax expense was also favorably impacted by a capital loss utilization in 2024 and a $3.7 million income tax charge due to assets impairment in China not recurring in 2024, partially offset by nondeductible goodwill allocated to the sale of Reed and Performix businesses. The decrease in effective tax rate was primarily due to the operating loss in the Rail business and the change in mix of income.
See Note 11, “Income Taxes” to our audited financial statements included elsewhere in this information statement for additional information.
Total Other Comprehensive Income
Total other comprehensive income was $24.8 million for the year ended December 31, 2025, compared with total other comprehensive income of $3.4 million for the year ended December 31, 2024. The primary driver of this change is the fluctuation of the U.S. dollar against certain currencies, inclusive of the impact of foreign currency translation of cumulative unrecognized actuarial losses on Enviri’s pension obligations. Total other comprehensive income was also impacted by the change in valuation of Enviri’s interest rate swaps during the year ended

December 31, 2025, when compared to the valuation during the year ended December 31, 2024, due to lower interest rates.
Total other comprehensive income was $3.4 million for the year ended December 31, 2024, compared with total other comprehensive income of $25.0 million for the year ended December 31, 2023. The primary driver of this change was due to the strengthening of the U.S. dollar against most currencies, inclusive of the impact of foreign currency translation of cumulative unrecognized actuarial losses on Enviri’s pension obligations. This was partially offset by actuarial gains recognized for the U.S. and U.K. pension obligations due to changes in actuarial assumptions, including higher discount rates.
Liquidity and Capital Resources
Amounts included in this Liquidity and Capital Resources section are rounded in millions and all percentages are calculated based on actual amounts. As a result, minor differences may exist due to rounding.
Cash Flow Summary
Enviri currently expects to have sufficient financial liquidity and borrowing capacity to support the strategies within each of its businesses and its current operating and debt service needs. Enviri also currently expects operational and business needs, in addition to repayment of its current debt maturities, to be met by cash provided by operations, supplemented with borrowings, principally under the Senior Secured Credit Facilities, and by cash proceeds from asset sales. Enviri expects the Senior Secured Credit Facilities to be fully available based on continued compliance with the related covenants based on its current outlook. Enviri supplements the cash provided by operations with borrowings due to operational performance of its businesses, historical patterns of seasonal cash flow and the funding of various projects and regularly assesses capital needs in the context of operational trends and strategic initiatives.
Cash flows from operating, investing and financing activities, as reflected on the Consolidated Statements of Cash Flows, are summarized in the following table:

(In millions)	2025	2024	2023
Net cash provided (used) by:
Operating activities	$101.4	$78.1	$114.4
Investing activities	(149.9)	(34.1)	(116.6)
Financing activities	80.3	(63.4)	44.8
Effect of exchange rate changes on cash	3.3	(15.0)	(3.1)
Net change in cash and cash equivalents	$35.2	$(34.5)	$39.5
Cash provided (used) by operating activities - Net cash provided by operating activities during the year ended December 31, 2025 was $101.4 million, an increase of $23.3 million compared to the year ended December 31, 2024. This increase is due to a net favorable change in net working capital during the year ended December 31, 2025, when compared to the year ended December 31, 2024, partially offset by lower cash net income. The favorable change in net working capital is primarily from decreases to contract assets, mainly related to the timing of Rail’s contract assets, changes in retirement plan liabilities, lower incentive compensation payments and the timing of accounts payable, partially offset by the timing of accounts receivable collections.
Net cash provided by operating activities during the year ended December 31, 2024 was $78.1 million, a decrease of $36.3 million compared to the year ended December 31, 2023. This decrease is due to lower cash net income and unfavorable changes in net working capital during the year ended December 31, 2024, when compared to the year ended December 31, 2023. The unfavorable changes in net working capital were primarily from increased payments for accrued compensation and other accrued expenses and expenditures related to certain long-term equipment contracts for Rail, which were offset by the timing of accounts receivable collections.

Also included in Net cash provided (used) by operating activities on the Consolidated Statements of Cash Flows in our audited financial statements included elsewhere in this information statement is the caption “Other assets and liabilities.” A summary of the major components of this caption for the periods presented is as follows:

(In millions)	2025	2024	2023
Net cash provided (used) by:
Change in income taxes	$3.1	$(0.3)	$5.0
Change in prepaid expenses	3.7	(6.3)	(8.1)
Change in reserve for forward losses on contracts	2.3	5.3	18.5
Change in environmental liabilities	(8.5)	25.2	(0.8)
Change in accrued insurance	3.2	(1.3)	(3.2)
Other (a)	2.1	(10.1)	12.0
Total change in Other assets and liabilities	$5.9	$12.7	$23.5
__________________
(a)Other relates primarily to other accruals that are individually not significant.
Cash used by investing activities - Net cash used by investing activities during the year ended December 31, 2025 was $149.9 million, an increase of $115.8 million compared to the year ended December 31, 2024. This net increase in cash used is primarily from the non-recurring receipt of proceeds during the year ended December 31, 2024 from the sales of Performix in April 2024 and Reed in August 2024 totaling $57.6 million and the settlement of Enviri’s note receivable from IKG in April 2024 of $17.0 million. In addition, the increase in net cash used was due to the net payments from the settlement of foreign currency forward exchange contracts of $18.2 million during the year ended December 31, 2025, compared to net proceeds during the year ended December 31, 2024 of $12.1 million, as well a $7.3 million decrease in the receipt of proceeds from the sale of assets.
Net cash used by investing activities during the year ended December 31, 2024 was $34.1 million, a decrease in cash used of $82.5 million compared to the year ended December 31, 2023. The year ended December 31, 2024 included the total net proceeds of $57.6 million received from the divestitures of Performix in April 2024 and Reed in August 2024, as well as increased net proceeds during the year ended December 31, 2024 of $10.1 million from the sale of assets, mainly by Harsco Environmental and Corporate, and an increase of $7.9 million from the settlement of foreign currency forward exchange contracts, when compared to the prior year.
Cash provided (used) by financing activities - Net cash provided by financing activities during the year ended December 31, 2025 was $80.3 million, compared to net cash used by financing activities of $63.4 million in 2024. The year ended December 31, 2025 includes net borrowings of $98.3 million of Enviri’s total debt, used to fund the changes in cash flows from operating and investing activities noted above, compared to net repayments of $39.8 million during the year ended December 31, 2024. The year ended December 31, 2025 also included a decrease in dividend payments made to strategic venture partners in Harsco Environmental of $13.7 million, when compared to the year ended December 31, 2024. These cash increases were offset, in part, by an increase in employee taxes payments for stock based compensation of $10.9 million, compared to the year ended December 31, 2024, primarily as a result of the accelerated vesting and settlement of equity awards issued to certain employees in 2025.
Net cash used by financing activities during the year ended December 31, 2024 was $63.4 million, compared to net cash provided by financing activities of $44.8 million in the year ended December 31, 2023. The year ended December 31, 2024 includes net repayments of $39.8 million of Enviri’s total debt, funded by the changes in cash flows from operating and investing activities noted above, compared to net borrowings of $44.5 million during the year ended December 31, 2023. The year ended December 31, 2024 also included dividend payments made to strategic venture partners in Harsco Environmental of $17.1 million.
Effects of exchange rate changes on cash and cash equivalents, including restricted cash - The favorable change of $18.4 million during the year ended December 31, 2025 resulted from exchange rate fluctuations during the year ended December 31, 2024 due to the strengthening of the U.S. dollar against certain currencies, primarily the Egyptian pound, unfavorably impacting Enviri’s global cash balances in these currencies. This did not repeat during the year ended December 31, 2025. The unfavorable effects of the exchange rates on cash and cash equivalents during the year ended December 31, 2024 was $15.0 million, compared to $3.1 million during the year ended December 31, 2023. The year ended December 31, 2024 included the impact of the strengthening of the U.S. dollar against certain currencies, including the Egyptian pound, on the global cash balances held by Enviri in these currencies.
Cash Requirements
Enviri’s expected future payments related to contractual obligations and commercial commitments at December 31, 2025 consist of:
•Principal payments related to our short-term borrowings and long-term debt obligations that are included in our Consolidated Balance Sheets. See Note 8, “Debt and Credit Agreements” to our audited financial statements included elsewhere in this information statement for additional information on short-term borrowings and long-term debt.
•Projected interest payments on long-term debt are anticipated to be approximately $91million annually based upon borrowings, interest rates and foreign currency exchange rates at December 31, 2025 and include the impact of the interest rate swaps that Enviri has in place with certain variable rate debt issuances to secure a fixed interest rate. The interest rates on variable-rate debt and foreign currency exchange rates are subject to changes beyond Enviri’s control and may result in actual interest expense and payments differing from the projected amounts.
•Projected facility fee payments on the AR Facility are expected to be $8.2 million annually based on the drawn amount and rates at December 31, 2025. The rates are variable, and are subject to changes beyond Enviri’s control and may result in facility fees differing from the projected amounts.
•Purchase obligations representing legally binding obligations to purchase property, plant and equipment, inventory and other commitments made in the normal course of business to meet operations requirements. At December 31, 2025, Enviri has $230.5 million of outstanding purchase commitments, of which $165.9 million will be fulfilled in the next twelve months.
•Operating lease liabilities which are included in our Consolidated Balance Sheets. See Note 9, “Leases” to our audited financial statements included elsewhere in this information statement for additional information.
•Expected employer contributions to defined benefit pension plans for the next year. See Note 10, “Employee Benefit Plans” to our audited financial statements included elsewhere in this information statement for additional information.
•Expected net cash payable of $19.5 million representing the fair value of the foreign currency exchange contracts outstanding at December 31, 2025. The foreign currency exchange contracts are recorded on the Consolidated Balance Sheets at fair value. See Note 15, “Financial Instruments” to our audited financial statements included elsewhere in this information statement for additional information.
•At December 31, 2025, in addition to the above contractual obligations, Enviri had $2.9 million of potential long-term tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the future cash flows associated with these potential long-term tax liabilities, Enviri is unable to estimate the years in which settlement will occur with the respective taxing authorities.
Off-Balance Sheet Arrangements
The following table summarizes Enviri’s contingent commercial commitments at December 31, 2025. These amounts are not included on Enviri’s Consolidated Balance Sheets since there are no current circumstances known to management indicating that Enviri will be required to make payments on these contingent commercial commitments.

Commercial Commitments at December 31, 2025

		Amount of Commercial Commitment Expiration Per Period
(In millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years	Indefinite Expiration
Performance bonds	$168.1	$154.0	$5.0	$—	$—	$9.1
Standby letters of credit	96.9	91.8	5.1	—	—	—
Guarantees	184.0	0.2	6.7	176.5	—	0.6
Total commercial commitments	$449.0	$246.0	$16.8	$176.5	$—	$9.7
In certain instances, commercial commitments may need to be extended past their expiration date based on the timing of delivery of customer orders or other factors. Certain commercial commitments that are of a continuous nature do not have an expiration date and are, therefore, considered to be indefinite in nature. See Note 15, “Financial Instruments” to our audited financial statements included elsewhere in this information statement for additional information.
Sources and Uses of Cash
Enviri’s principal sources of liquidity are cash provided by operations and borrowings under the Senior Secured Credit Facilities, augmented by cash proceeds from asset sales. Enviri expects to continue to utilize all of these sources to meet future cash requirements for operations and growth initiatives.

Summary of Senior Secured Credit Facilities and Notes: (In millions)	December 31, 2025	December 31, 2024	December 31, 2023
By type:
Revolving Credit Facility	$526.0	$407.0	$422.0
Term Loan	477.5	482.5	487.5
5.75% Senior Notes	475.0	475.0	475.0
Total	$1,478.5	$1,364.5	$1,384.5
By classification:
Current	$5.0	$5.0	$5.0
Long-term	1,473.5	1,359.5	1,379.5
Total	$1,478.5	$1,364.5	$1,384.5
Senior Secured Credit Facilities
On February 23, 2026, Enviri amended its Senior Secured Credit Facilities to extend the maturity of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026, and (ii) the closing date of the Merger.
On November 5, 2025, Enviri entered into an amendment to the Credit Agreement to, among other things, modify certain levels of its total net leverage ratio covenant and permit the Spin-Off, together with certain related transactions, including repayments of certain of Enviri’s existing indebtedness in connection with the Spin-Off. Enviri obtained the amendment because its forward-looking projections indicated that it may not meet the minimum level required by the net leverage coverage ratio and to allow for the strategic alternatives it was then currently evaluating. As a result of this amendment, the total net leverage ratio covenant was set to 5.25x for the quarter ended December 31, 2025, 5.50x for the quarters ended March 31, 2026, June 30, 2026 and September 30, 2026, 5.00x for the quarter ended December 31, 2026, 4.50x for the quarter ended March 31, 2027 and 4.00x for each quarter ending thereafter. After giving effect to the Spin-Off, the total net leverage ratio covenant will be set at 3.00x. Enviri expects that it will maintain compliance with the amended covenants based on current forecasts. Enviri capitalized $1.8 million of fees related to this amendment, which is included in Long-term debt on Enviri’s Consolidated Balance Sheets. Following the consummation of the Spin-Off, New Enviri and Enviri LLC will be borrowers under the Credit Agreement and the Senior Secured Credit Facilities will be the obligation of New Enviri.

In February 2025, Enviri entered into an amendment to the Credit Agreement to, among other things, reset the levels of its financial covenants. As a result of this amendment, the interest coverage ratio was set to a minimum of 2.50x for each quarter after December 31, 2024.
In September 2024, Enviri entered into an amendment to the Credit Agreement to, among other things, extend the term of the Revolving Credit Facility to September 5, 2029 and adjust the limit to $625.0 million. In addition, Enviri retained $50.0 million of its existing revolving commitments which mature on March 10, 2026. The extended Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 75 to 175 basis points over base rate or 175 to 275 basis points over Secured Overnight Financing Rate (“SOFR”), and the existing Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 50 to 175 basis points over base rate or 150 to 275 basis points over SOFR, in each case, subject to a floor equal to zero. Enviri expensed $0.3 million of previously recorded deferred financing costs in Facility fees and debt related income (expense) and capitalized $4.4 million of fees incurred related to the amendment, which is included in Long-term debt on Enviri’s Consolidated Balance Sheets.
During the years ended December 31, 2025 and 2023, Enviri recognized expense of $0.8 million and $12.0 thousand, respectively, related to amendments to the Credit Agreement included in the caption Facility fees and debt-related income (expense) on Enviri’s Consolidated Statements of Operations. No such fees were incurred during the year ended December 31, 2024.
The Senior Secured Credit Facilities impose certain restrictions including, but not limited to, restrictions as to types and amounts of debt and liens that may be incurred by Enviri, limitations on dividend payments, limitations on repurchases of Enviri’s stock and limitations on certain acquisitions by Enviri.
The obligations of Enviri are guaranteed by substantially all of Enviri’s current and future wholly-owned domestic subsidiaries (“Enviri Guarantors”). All obligations under the Senior Secured Credit Facilities and the guarantees of those obligations are secured, subject to certain exceptions, by substantially all of Enviri’s assets and the assets of the Enviri Guarantors.
The Senior Secured Credit Facilities require certain mandatory prepayments for the Term Loan, subject to certain exceptions, based on net cash proceeds of certain sales or distributions of assets, as well as certain casualty and condemnation events, in some cases subject to reinvestment rights and certain other exceptions, net cash proceeds of any issuance of debt, excluding permitted debt issuances, and a percentage of excess cash flow, as defined in the terms under the Senior Secured Credit Facilities, during a fiscal year.
The following table shows the amount outstanding under the Revolving Credit Facility and available credit at December 31, 2025.

(In millions)	Facility Limit	Outstanding Balance	Outstanding Letters of Credit	Available Credit
Revolving credit facility (a)	$675.0	$526.0	$24.6	$124.4
__________________
(a)Includes $50.0 million and $625.0 million of revolving credit commitments scheduled to mature on (i) July 1, 2026 and (ii) the closing date of the Merger, respectively.
Other
In June 2022, Enviri and its Special Purpose Entity (“SPE”) entered into a revolving trade receivables securitization facility with PNC Bank, National Association (“PNC”) to accelerate cash flows from trade receivables for a three-year term. In October 2024, Enviri renewed the AR Facility for another three-year term, expiring in October 2027. Enviri and its designated subsidiaries continuously sell their trade receivables as they are originated to its SPE. The SPE transfers ownership and control of qualifying receivables to PNC, up to a maximum purchase commitment of $160.0 million, which was increased from $150.0 million under the amended terms in February 2025.

During the years ended December 31, 2025 and 2023, Enviri received proceeds of $10.0 million and $5.0 million, respectively, from the AR Facility. No additional proceeds were received during the year ended December 31, 2024.
See Note 8, “Debt and Credit Agreements” to our audited financial statements included elsewhere in this information statement for additional information on Enviri’s Senior Secured Credit Facilities and other long-term debt, in addition to Note 4, “Trade Accounts Receivable and Other receivables” to our audited financial statements included elsewhere in this information statement for additional information on Enviri’s AR Facility.
Certainty of Cash Flows
The majority of Enviri’s cash flows provided by operations has historically been generated in the second half of the year. The certainty of Enviri’s future cash flows is underpinned by the long-term nature of HE’s service contracts and the recurring nature of revenues within Clean Earth.
The types of products and services that Enviri provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, Enviri believes each business in its portfolio is a leader in the industries and major markets Enviri serves. Due to these factors, Enviri is confident in its future ability to generate positive cash flows from operations.
Debt Covenants
The Senior Secured Credit Facilities contains a total net leverage ratio covenant, which is not to exceed 5.25x at December 31, 2025, and a minimum consolidated adjusted EBITDA to consolidated interest charges ratio covenant, which is not to be less than 2.50x. At December 31, 2025, Enviri was in compliance with these covenants, with a net leverage ratio of 4.93x and an interest coverage ratio of 2.79x. Based on balances and covenants in effect at December 31, 2025, Enviri could increase net debt by $95.2 million and still be in compliance with these debt covenants. Alternatively, Consolidated Adjusted EBITDA could decrease by $18.1 million or interest expense could increase by $12.4 million and Enviri would remain in compliance with these covenants. Enviri believes it will continue to maintain compliance with all covenants over the next twelve months based on its current outlook. However, Enviri’s estimates of compliance with these amended covenants could change in the future with a deterioration in economic conditions, including softness in certain markets, changes in tariffs, higher than forecasted interest rate increases, the timing of working capital, including the collection of accounts receivables, an inability to successfully realize increased pricing and implement cost reduction initiatives that mitigate the impacts of inflation and other factors may adversely impact its realized operating margins and cash flows.
Cash Management
Enviri has various cash management systems throughout the world that centralize cash in various bank accounts where it is economically justifiable and legally permissible to do so. These centralized cash balances are then redeployed to other operations to reduce short-term borrowings and to finance working capital needs or capital expenditures. Due to the transitory nature of cash balances, they are normally invested in bank deposits that can be withdrawn at will or in very liquid short-term bank time deposits and government obligations. Enviri’s policy is to use the largest banks in the various countries in which Enviri operates. Enviri monitors the creditworthiness of banks and, when appropriate, will adjust banking operations to reduce or eliminate exposure to less creditworthy banks.
At December 31, 2025, Enviri’s cash and cash equivalents, including restricted cash, included $101.7 million held by non-U.S. subsidiaries. At December 31, 2025, approximately 9.4% of Enviri’s cash and cash equivalents, including restricted cash, had regulatory restrictions that would preclude the transfer of funds with and among subsidiaries. Non-U.S. subsidiaries also held $31.8 million of cash and cash equivalents, including restricted cash, in consolidated strategic ventures. The strategic venture agreements may require strategic venture partner approval to transfer funds with and among subsidiaries. While Enviri’s remaining non-U.S. cash and cash equivalents can be transferred with and among subsidiaries, the majority of these non-U.S. cash balances will be used to support the ongoing working capital needs and continued growth of Enviri’s non-U.S. operations

During the year ended December 31, 2025, in connection with Enviri’s contracts with certain customers, Enviri’s contingent commercial commitments were updated, in which the terms of the updated agreements with the issuing banks required cash collateral totaling $20.7 million to be held until the contingent commercial commitments are released. Enviri funded these balances in 2025 and these balances are classified as Restricted cash on Enviri’s Consolidated Balance Sheets. In January 2026, $6.2 million of this cash collateral was released back to Enviri.
Application of Critical Accounting Policies and Critical Accounting Estimates
The information contained in this section is based upon our audited financial statements included elsewhere in this information statement, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Enviri to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, Enviri evaluates its critical accounting estimates, including those related to defined benefit pension benefits, notes and accounts receivable, fair value estimates for business combinations and goodwill, long-lived asset impairment, over time revenue recognition using the input method based on costs incurred (the “cost-to-cost method”) and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment’s results of operations in the period of the change. Enviri bases estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.
Enviri believes the following critical accounting policies are affected by Enviri’s more significant judgments and estimates used in the preparation of its audited financial statements. Management has discussed the development and selection of the critical accounting estimates described below with the audit committee of Enviri’s board of directors. These items should be read in conjunction with Note 1, “Summary of Significant Accounting Policies” to our audited financial statements included elsewhere in this information statement for additional information.
Defined Benefit Pension Benefits
Enviri has defined benefit pension plans in several countries. The largest of these plans are in the U.K. and the U.S. Enviri’s funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that Enviri may determine to be appropriate.
Changes in the discount rate assumption and the actual performance of plan assets, compared with the expected long-term rate of return on plan assets, are the primary drivers in the change in funded status of Enviri’s defined benefit pension plans. These factors are components of actuarial loss (gain) and impact the amount recognized in OCI, as such actuarial changes are not reflected directly on the Consolidated Statements of Operations but amortized over time in accordance with GAAP.
Critical Estimate-Defined Benefit Pension Benefits
Accounting for defined benefit pension plans requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate of return on plan assets. Each assumption is reviewed annually and represents management’s best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ, in any one year, from actual experience due to changes in capital markets and the overall economy. These differences will impact the amounts of unfunded benefit obligations and the NPPC recognized.
The discount rates used in calculating Enviri’s projected benefit obligations at the December 31, 2025 measurement date for the U.K. and U.S. defined benefit pension plans were 5.5% and 5.2%, respectively, and the global weighted-average discount rate was 5.4%. The discount rates selected represent level-equivalent rates using the yield curve spot rates on a year-by-year expected cash flow basis, using yield curves of high-quality corporate bonds. Annual NPPC is determined using the discount rates at the beginning of the year. The discount rates for 2025 NPPC were 5.5% for the U.K. plan, 5.5% for the U.S. plans and 5.5% for the global weighted-average of plans.

The expected long-term rate of return on plan assets is determined by evaluating the asset return expectations with Enviri’s advisors as well as actual, long-term, historical results of asset returns for the pension plans. Generally, the NPPC increases as the expected long-term rate of return on assets decreases. For 2025, 2024 and 2023, the global weighted-average expected long-term rate of return on asset assumption was 5.1%, 5.7% and 5.5%, respectively. This rate was determined based on a model of expected asset returns for an actively managed portfolio.
Changes in NPPC may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, using December 31, 2025 plan data, a one-quarter percent increase or decrease in the discount rate and the expected long-term rate of return on plan assets would increase or decrease annual 2026 pre-tax defined benefit NPPC (expense) as follows:

	Increase (Decrease) to 2026 NPPC
(In millions)	U.S. Plans	U.K. Plan
Discount rate
One-quarter percent increase	$—	$0.1
One-quarter percent decrease	—	(0.1)
Expected long-term rate of return on plan assets
One-quarter percent increase	$(0.4)	$(1.5)
One-quarter percent decrease	0.4	1.4
Increases or decreases to net pension obligations may be required, should circumstances that affect these estimates change. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when a benefit plan is amended or when plan curtailments or settlements occur.
See Note 10, “Employee Benefit Plans” to our audited financial statements included elsewhere in this information statement for additional information.
Accounts Receivable
Accounts receivable are stated at net realizable value, which represents the face value of the receivable, less an allowance for expected credit losses. The allowance for expected credit losses is maintained for expected lifetime losses resulting from the inability or unwillingness of customers to make required payments.
Enviri’s expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers’ trade accounts receivables. When required, Enviri adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. Enviri generally assesses future economic conditions for a period which corresponds with the contractual life of its accounts receivable. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.
At December 31, 2025 and 2024, trade accounts receivable of $267.4 million and $262.1 million, respectively, were net of reserves of $11.0 million and $15.1 million, respectively.
Critical Estimate-Accounts Receivable
A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of past due balances and the facts and circumstances surrounding any non-payment. The change in Enviri’s provision for expected credit losses during the years ended December 31, 2025, 2024 and 2023 were $(3.2) million, $2.8 million and $7.0 million, respectively.

On at least a quarterly basis, customer accounts are analyzed for collectability. Reserves are established based upon the expected credit loss allowance methodology noted above. Reserves are based on the facts available to Enviri and are re-evaluated and adjusted as additional information becomes available. Specific issues are discussed with Enviri’s corporate management and any significant changes in reserve amounts or the write-off of balances must be approved by specifically designated corporate personnel. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper corporate approval has occurred.
If the financial condition of Enviri’s customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required. Conversely, an improvement in a customer’s ability to make payments could result in a decrease of the allowance for expected credit losses. Changes in the allowance for expected credit losses related to both of these situations would be recorded through Operating income from continuing operations in the period the change was determined on Enviri’s Consolidated Statements of Operations.
See Note 4, “Trade Accounts Receivables and Other receivables” to our audited financial statements included elsewhere in this information statement for additional information.
Fair Value Estimates for Goodwill
Enviri accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, be recorded at their respective fair values at the date of acquisition.
Enviri’s Goodwill balances included on the Consolidated Balance Sheets were $758.7 million and $739.8 million at December 31, 2025 and 2024, respectively. Enviri performs its annual goodwill impairment test as of October 1.
Critical Estimate-Goodwill
In accordance with GAAP, goodwill is not amortized and is tested for impairment at least annually or more frequently if indicators of impairment exist or if a decision is made to dispose of a business. Goodwill is assigned among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment for which discrete financial information is available. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include declining cash flows or operating losses at the reporting unit level, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel or a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, among others.
In applying the goodwill impairment test, Enviri has the option to perform a qualitative test, a quantitative test or both. Under the qualitative test, Enviri assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. Enviri has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. Enviri may resume performing the qualitative assessment in any subsequent period.
The quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the net book value, including goodwill. Enviri primarily uses a discounted cash flow model (“DCF model”) to estimate the current fair value of reporting units. The result of the DCF model is also informed by a market approach. Enviri will apply the DCF model to the reporting units in its operating segments since Enviri believes forecasted operating cash flows are the best indicator of current fair value. A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues, operating margin growth, the weighted-average cost of capital (“WACC”), tax rates, capital spending, pension funding, the impact of business initiatives and working capital projections. These assumptions and estimates may vary significantly among reporting units. DCF models are based on approved long-range plans for the early years and historical relationships and projections for later years. WACC rates are derived from internal and external factors including, but not limited to, the average market price of Enviri’s stock, shares outstanding, book value of Enviri’s debt, the long-term risk-free interest rate, and both market and size-specific risk premiums. Due to the many variables noted above and the relative size of Enviri’s goodwill, differences in assumptions may have a material impact on the results of Enviri’s annual goodwill impairment testing. If the net book value of a reporting unit were to exceed the current fair value, then an impairment charge would be recognized as the difference between the fair value and the net book value.
Due to lower projections, the annual quantitative impairment test for 2024 resulted in a goodwill impairment charge of $13.0 million for the Harsco Rail reporting unit, which is included in Goodwill and other intangible asset impairment charges on Enviri’s Consolidated Statements of Operations. The performance of Enviri’s 2025 annual impairment test did not result in any impairment of Enviri’s goodwill.
The Harsco Environmental reporting unit’s estimated fair value at October 1, 2025 was approximately 19.7% more than the net book value. The goodwill assigned to the Harsco Environmental reporting unit is $379.4  million at December 31, 2025. The related DCF model for this reporting unit included several key assumptions related to certain price increases and expected operational improvement initiatives. Significant assumptions utilized in the DCF model include a WACC of 10.5%, an average annual revenue growth rate of 2.0 % and average annual free cash flow growth rate of approximately 1.0%. Assuming all other factors remain the same, a 100-basis point increase in the discount rate would decrease the excess of estimated fair value over net book value to approximately 9.0% and a 1% decrease in the average annual free cash flow growth rate would decrease the excess of estimated fair value over the net book value to approximately 9.0%.
See Note 1, “Summary of Significant Accounting Policies” and Note 7, “Goodwill and Other Intangible Assets” to our audited financial statements included elsewhere in this information statement for additional information.
Long-lived Asset Impairment (Other than Goodwill)
Long-lived assets (or asset groups) are reviewed for impairment when events and circumstances indicate that the book value of an asset (or asset group) may be impaired. See Note 1, “Summary of Significant Accounting Policies” to our audited financial statements included elsewhere in this information statement for additional details.
The following PP&E impairment charges are included in Property, plant and equipment impairment charge on the Consolidated Statements of Operations during the years ended December 31, 2025, 2024 and 2023. During the year ended December 31, 2025, due to Enviri’s decision to exit a downstream products business in Harsco Environmental in France, Enviri recognized an impairment charge of $7.8 million in 2025. During the year ended December 31, 2024, due to lower revenue projections at a Harsco Environmental location in the U.S., Enviri performed testing which determined that the undiscounted future cash flows were lower than the net book value of the assets at the location. The assets primarily included machinery and equipment. along with other PP&E. Enviri used a DCF model to estimate the current fair value of the PP&E (Level 3). A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues and operating margin growth, the WACC, capital spending, and the impact of business initiatives and working capital projections. The DCF model is based on approved forecasts for the early years and historical relationships and projections for later years. The WACC rate is based on Enviri’s WACC, adjusted for market participant assumptions. As a result of this test, the fair value was less than book value and Enviri recognized an impairment charge of $13.9 million in 2024.
The year ended December 31, 2024 also included an impairment charge of $9.5 million that was recorded at a Harsco Environmental location in the Middle East due to a change in the expected long-term use of the asset.
During the year ended December 31, 2023, Enviri recorded an impairment charge of $14.1 million related to abandoned equipment at a customer site of HE, located in China.
In addition, Enviri recorded impairment charges related to other long-lived assets that are included in Other (income) expenses, net on the Consolidated Statements of Operations of $0.8 million, $5.3 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 18, “Other (Income) Expenses, Net” to our audited financial statements included elsewhere in this information statement for additional information.

Critical Estimate-Asset Impairment
The determination of a long-lived asset (or asset group) impairment involves significant judgments based upon short-term and long-term projections of future asset (or asset group) performance. If the undiscounted cash flows associated with an asset (or asset group) do not exceed the asset’s book value, impairment loss estimates would be based upon the difference between the book value and fair value of the asset (or asset group). The fair value is generally based upon Enviri’s estimate of the amount that the assets (or asset group) could be bought or sold for in a transaction between willing parties. If quoted market prices for the asset (or asset group) or similar assets are unavailable, the fair value estimate is generally calculated using a DCF model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.
There were no significant changes to Enviri’s methodology for calculating long-lived asset impairments for the years presented. GAAP requires consideration of all valuation techniques for which market participant inputs can be obtained without undue cost and effort. The use of a DCF model continues to be an appropriate method for determining fair value; however, methodologies such as quoted market prices must also be evaluated.
See Note 7, “Goodwill and Other Intangible Assets” and Note 18, “Other (Income) Expenses, Net” to our audited financial statements included elsewhere in this information statement for additional information.
Revenue Recognition - Cost-to-Cost Method
For certain contracts with customers, which meet specific criteria established in GAAP, Enviri recognizes revenue on an over time basis utilizing the cost-to-cost method to measure progress, which requires Enviri to make estimates regarding the revenues and costs associated with design, manufacturing and delivery of products.
Critical Estimate-Revenue Recognition - Cost-to-Cost Method
Enviri uses the cost-to-cost method to measure progress because it is the measure that best depicts the transfer of control to the customer, which occurs as Enviri incurs costs under the contracts. Under the cost-to-cost method, the extent of progress towards completion is based on the ratio of costs incurred to total estimated costs at completion which includes both actual costs already incurred and the estimated costs to complete. Accounting for contracts with customers using the cost-to-cost method requires significant judgment relative to assessing risks, estimating contract revenues (including estimates of variable consideration, if applicable, as well as estimating any liquidating damages or penalties related to performance); estimating contract costs (including estimating engineering costs to design the machine and the material, labor and overhead manufacturing costs to build the machine); making assumptions for schedule and technical items; properly executing the engineering and design phases consistent with customer expectations; the availability and costs of labor and material resources; productivity; and evaluating whether a significant financing component is present. Due to the number of years it may take to complete certain contracts and the scope and nature of the work required to be performed on those contracts, primarily in Rail, estimating total revenues and costs at completion is inherently complicated and subject to many variables. Accordingly, estimates are subject to change as experience is gained and as more information is obtained, even though the scope of the work under the contract may not have changed. When adjustments in estimated total contract sales or estimated total costs are required, any changes from prior estimates are recognized in current period earnings for the inception-to-date effect of such changes. When estimates of total costs to be incurred on a contract using the cost-to-cost method exceed estimates of total sales to be earned, a provision for the entire loss on the contract is recorded in current period earnings when the loss is determined. Railway track maintenance equipment revenue of approximately $32.0 million, $48.5 million and $70.9 million was recognized using the cost-to-cost method during the years ended December 31, 2025, 2024 and 2023, respectively.
Rail continues to manufacture highly-engineered equipment under large, long-term fixed-price contracts with Network Rail, Deutsche Bahn and SBB. Enviri has previously recognized estimated forward loss provisions related to these contracts of $32.7 million and $32.8 million, respectively, for the years ended December 31, 2024 and 2023. These forward estimated loss provisions were due to several factors, such as material and labor cost inflation, supply chain delays due to the bankruptcy of certain key vendors and increased engineering effort and challenges encountered with homologation and commissioning of equipment. These challenges continued into 2025, and Enviri recorded an additional net forward loss provision for these contracts of $30.3 million for the year ended December 31, 2025, as discussed further below.
For the Network Rail contract, Enviri recorded an additional forward loss provision of $11.3 million in the first half of 2025. This additional loss is primarily related to increased estimated manufacturing and materials costs. For 2024, Enviri recorded an additional forward loss provision adjustment of $16.1 million, which was primarily related to increased estimated liquidated damages due to delays in the estimated delivery of the machines and increased engineering and manufacturing costs, principally as a result of design changes.
For the Deutsche Bahn contract, Enviri recorded additional forward loss provisions of $5.5 million during 2025, with $18.8 million recorded during the fourth quarter related to challenges encountered with the homologation of the initial vehicles, resulting in higher estimated costs to complete all vehicles, including redesign, as well as additional estimated penalties due to the resulting project delays. In the first quarter of 2025, Enviri recorded a net favorable adjustment of $13.3 million as a result of an amendment to the contract, which included additional pricing, as well as an extension of the delivery schedule for the machines, which led to a reduction of the previous estimate of penalties recorded as an increase to revenue, offset by higher estimated material, manufacturing and engineering costs. During 2024, additional estimated forward loss provisions of $14.4 million were recorded related principally to unexpected supplier price increases, challenges with supplier quality on key components necessitating a switch to a different supplier and increased engineering efforts that exceed previous estimates.
For the SBB contract, Enviri recorded additional net estimated forward loss provisions of $13.5 million during 2025, with $6.4 million recorded during the fourth quarter related principally to unanticipated costs identified during the prototype commissioning of the universal vehicles, as well as higher estimated manufacturing, assembly and logistic costs. For the year ended December 31, 2024, Enviri recorded an additional estimated forward loss provision for $2.2 million related principally to increased estimates for assembly, storage and commissioning costs for the remaining vehicles due to project delays.
The estimated forward loss provisions represent Enviri’s best estimate based on currently available information. It is possible that Enviri’s overall estimate of liquidated damages, penalties and costs to complete these contracts may change, which could result in an additional estimated forward loss provision at such time that could be material. Enviri will continue to update its estimates to complete these contracts, which will include the effect of negotiations with the customers regarding price increases, change orders and extensions to delivery schedules. To that extent, Enviri is currently in discussions with Network Rail and has sent Network Rail a letter communicating the need to bring the negotiations to closure and summarizing various options, including a substantial revision of the contract's economic terms or finding a mutually acceptable exit to this contract. If Enviri were to exit this contract, it could result in a material loss in that period.
As of December 31, 2025, the contracts with Network Rail, Deutsche Bahn and SBB are 67%, 54% and 90% complete, respectively, based on costs incurred compared to the estimated costs to complete.
Income Taxes
Enviri’s income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management’s best estimate of taxes to be paid. Enviri is subject to various international, federal, state and local income taxes in the jurisdictions where Enviri operates. In determining income tax expense, Enviri makes its best estimate of the annual effective income tax rate at the end of each quarter and applies that rate to year-to-date income (loss) before income taxes to arrive at the year-to-date income tax provision (exclusive of loss jurisdictions for which no tax benefit is realizable with any discrete tax items recorded separately). At December 31, 2025, 2024 and 2023, Enviri’s annual effective income tax rate on income from continuing operations was (16.8)%, (16.3)% and (75.3)%, respectively.
Critical Estimate-Income Taxes
Enviri records deferred tax assets to the extent Enviri believes these assets will more likely than not be realized. In making such determinations, Enviri considers all available evidence, including future reversals of existing deferred tax liabilities, projected future taxable income, feasible and prudent tax planning strategies, and recent financial operating results. If Enviri determines that it will not be able to realize deferred income tax assets in the future, a valuation allowance is recorded. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard for realization, the valuation allowance would be reduced accordingly in the period that such a conclusion is reached.
Valuation allowances of $210.3 million and $196.8 million at December 31, 2025 and 2024, respectively, related principally to deferred tax assets for pension liabilities, net operating losses (“NOLs”), disallowed interest expense and foreign currency translation that are uncertain as to realizability.
At December 31, 2025, Enviri recorded a $16.0 million valuation allowance increase related to disallowed interest expense, a $6.3 million valuation allowance increase related to prior year losses in Brazil where Enviri determined that it is more likely than not that these assets will not be realized, a $24.5 million valuation allowance increase related to current year losses in certain foreign and state jurisdictions where Enviri determined that it is more likely than not that these assets will not be realized and a valuation allowance increase of $14.0 million from the effects of foreign currency translation adjustments, partially offset by a valuation allowance decrease of $37.4 million from audit adjustments and a $7.1 million valuation allowance decrease related to tax rate change in a certain foreign jurisdiction.
An income tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. The unrecognized tax benefits at December 31, 2025 and 2024 were $5.8 million for both periods, excluding accrued interest and penalties. The unrecognized income tax benefit may decrease because of the lapse of statute of limitations or because of final settlement and resolution of outstanding tax matters in various state and international jurisdictions.
Enviri has historically calculated its quarterly tax provision based on its best estimate of the full year tax rate applicable to the quarter. Due to the insignificant amount of pre-tax book loss relative to the size of permanent book-tax differences and a varying net income (loss) pattern projected for the year, Enviri’s tax provision estimate was determined using an actual year-to-date method during the first three quarters of 2023 and the second and third quarters of 2025. In 2024, the quarterly estimates were based on the forecasted full year rate. Enviri did not significantly change the methodology for calculating income tax expenses, deferred tax assets and liabilities and reserves for uncertain tax positions for the years presented. See Note 11, “Income Taxes” to our audited financial statements included elsewhere in this information statement for additional information.
Recently Adopted and Recently Issued Accounting Standards
Information on recently adopted and recently issued accounting standards is included in Note 2, “Recently Adopted and Recently Issued Accounting Standards” to our audited financial statements included elsewhere in this information statement for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ENVIRI II CORPORATION (SUPPLEMENTAL)
The following discussion and analysis of New Enviri’s financial condition and results of operations should be read in conjunction with the audited combined financial statements of New Enviri and related notes included elsewhere in this information statement. Throughout the periods covered by the audited combined financial statements, New Enviri operated as part of Enviri. Consequently, stand-alone financial statements have not historically been prepared for New Enviri. The audited combined financial statements have been prepared on a “carve-out” basis in accordance with GAAP from Enviri’s consolidated financial statements and accounting records and reflect the New Enviri Business as if New Enviri’s operations had been conducted independently from Enviri. See “Basis of Presentation” and Note 1, “Basis of Presentation” to our audited combined financial statements for additional information.
The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The words “may,” “could,” “expect,” “anticipate,” “intend,” “believe,” “likely,” “estimate,” “outlook,” “plan,” “contemplate,” “project,” “target” or other comparable terms, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. These statements could include, among other things, statements about management’s confidence in and strategies for performance; expectations for new and existing products, technologies and opportunities; and expectations regarding growth, sales, cash flows and earnings. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
As used in this section, the terms “New Enviri,” the “Company,” “we,” “us” and “our,” unless otherwise specified, mean Enviri II Corporation, a Delaware corporation, and its direct and indirect subsidiaries after giving effect to the Spin-Off. As used in this section, references to “Enviri” mean Enviri Corporation.
Spin-Off from Enviri Corporation
On November 21, 2025, Enviri announced its plans to complete the Transactions, following which, among other things, Veolia will indirectly own CE Holdings, which will hold the Clean Earth Business, and New Enviri will own Enviri LLC, which will hold the Harsco Environmental and Harsco Rail segments of Enviri. New Enviri has not engaged in any business activities other than in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement and has no material assets or liabilities of any kind.
CE Holdings and New Enviri will enter into a Transition Services Agreement at Closing, pursuant to which New Enviri will provide certain services to CE Holdings on an interim, transitional basis. The services to be provided will include finance, legal, human resources, information technology, facilities and other general and administrative functions. The Transition Services Agreement will specify the fees payable for these services. The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, which will be up to twelve months following the Closing.
Following the Spin-Off, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish policies, procedures and practices as a separate, public company necessary to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Enviri. To operate as a separate public company, we expect to incur costs to replace certain services previously provided by Enviri, which costs may be higher than those reflected in our audited combined financial statements.
Overview
New Enviri is a market-leading, global provider of critical environmental services and material processing to the metals industry, and innovative equipment, after-market parts and services for the rail sector.

New Enviri’s operations consist of two reportable segments: Harsco Environmental and Harsco Rail. Harsco Environmental operates primarily under long-term contracts and is the largest and most comprehensive provider of onsite environmental services and material processing to the global metals industry. Rail is a provider of highly engineered maintenance equipment, after-market parts and safety and diagnostics systems and contracting solutions, which support railroad and transit customers worldwide.
As disclosed in the “Risk Factors” section of this information statement, New Enviri’s business is subject to risks related to doing business internationally, including tariff policy or tariff regulation, as well as international political and trade tensions. In 2025, the U.S. government announced tariffs on goods imported into the U.S. from numerous countries and multiple nations countered with tariffs and other actions in response. Following the announcement, the U.S. government has negotiated trade agreements with certain countries while negotiations with others are ongoing. Additionally, in October 2025, the European Commission proposed more significant actions to protect its steel industry, including a reduction in steel import quotas and a tariff increase on above-quota imports. These proposals require EU parliament and council approvals. These efforts by the EU are intended to support a healthy industrial manufacturing base in the region. New Enviri continues to assess the impact of these existing and pending actions on its businesses.
On November 5, 2025, Enviri entered into an amendment to the Credit Agreement to, among other things, modify certain levels of its total net leverage ratio covenant and permit a distribution of the Clean Earth Business, together with certain related transactions, including repayments of certain of Enviri’s existing indebtedness in connection with the Spin-Off. See “—Sources and Uses of Cash—Senior Secured Credit Facilities” for additional information. Following the consummation of the Spin-Off, New Enviri and Enviri LLC will be borrowers under the Credit Agreement and the Senior Secured Credit Facilities will be the obligation of New Enviri. New Enviri expects that it will maintain compliance with the amended covenants based on current forecasts.
On February 23, 2026, Enviri amended its Senior Secured Credit Facilities to extend the maturity of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026, and (ii) the closing date of the Merger.
Results of Operations
Amounts included in this section are rounded to the nearest million and all percentages are calculated based on actual amounts. As a result, minor differences may exist due to rounding.
Total Revenues by Segment:

(Dollars in millions)	2025	2024	Change	%
Harsco Environmental	$1,019.4	$1,111.5	$(92.1)	(8.3)%
Harsco Rail	247.1	291.3	(44.2)	(15.2)%
Total revenues	$1,266.5	$1,402.8	$(136.3)	(9.7)%

(Dollars in millions)	2024	2023	Change	%
Harsco Environmental	$1,111.5	$1,141.9	$(30.4)	(2.7)%
Harsco Rail	291.3	296.8	(5.5)	(1.9)%
Total revenues	$1,402.8	$1,438.7	$(35.9)	(2.5)%

Total Revenues by Region:

(Dollars in millions)	2025	2024	Change	%
North America	$370.2	$465.7	$(95.5)	(20.5)%
Western Europe	483.5	510.2	(26.7)	(5.2)%
Latin America (a)	151.5	160.3	(8.8)	(5.5)%
Asia-Pacific	139.4	145.4	(6.0)	(4.1)%
Middle East and Africa	102.8	104.0	(1.1)	(1.1)%
Eastern Europe	19.0	17.3	1.7	10.0%
Total revenues	$1,266.5	$1,402.9	$(136.4)	(9.7)%
__________________
(a)Includes Mexico.

(Dollars in millions)	2024	2023	Change	%
North America	$465.7	$533.5	$(67.8)	(12.7)%
Western Europe	510.2	489.2	21.0	4.3%
Latin America (a)	160.3	173.8	(13.5)	(7.8)%
Asia-Pacific	145.4	135.9	9.5	7.0%
Middle East and Africa	104.0	86.9	17.1	19.7%
Eastern Europe	17.3	19.6	(2.3)	(11.6)%
Total revenues	$1,402.9	$1,438.9	$(36.0)	(2.5)%
__________________
(a)Includes Mexico.
Operating Income (Loss) from Continuing Operations by Segment:

(Dollars in millions)	2025	2024	Change	%
Harsco Environmental	$21.1	$17.8	$3.3	18.3%
Harsco Rail	(64.1)	(54.5)	(9.5)	17.5%
Corporate	(12.4)	6.2	(18.6)	(299.6)%
Operating income (loss) from continuing operations	$(55.4)	$(30.5)	$(24.8)	(81.3)%

(Dollars in millions)	2024	2023	Change	%
Harsco Environmental	$17.8	$61.8	$(44.0)	(71.1)%
Harsco Rail	(54.5)	(34.8)	(19.7)	(56.7)%
Corporate	6.2	1.3	4.9	364.3%
Operating income (loss) from continuing operations	$(30.5)	$28.4	$(58.8)	(207.4)%
Operating Margins by Segment:

	2025	2024	2023
Harsco Environmental	2.1%	1.6%	5.4%
Harsco Rail	(25.9)%	(18.7)%	(11.7)%
Consolidated Operating Margin	(4.4)%	(2.2)%	2.0%

Comparative Analysis of Segment Results for the Years Ended December 31, 2025 and 2024
Harsco Environmental Segment:

Significant Effects on Revenues (In millions)
Revenues-2024	$1,111.5
Net effects of price/volume changes, primarily attributable to volume changes and service mix	6.1
Net impact of new and lost contracts	(41.9)
Impact of divestitures	(59.9)
Impact of foreign currency translation	4.3
Other	(0.7)
Revenues-2025	$1,019.4
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2025.
Factors Positively Affecting Operating Income:
•Higher revenues from environmental service contracts during the year ended December 31, 2025, partially due to higher overall service levels at certain sites, when compared to the prior year, partially offset by higher operating costs at certain sites.
•During the year ended December 31, 2024, New Enviri recorded an incremental increase of $22.2 million to the reserve for the processing and disposal of salt cake byproduct in Bahrain, compared to the reserve adjustment recorded for the year ended December 31, 2025. See Note 14, “Commitments and Contingencies” to our audited combined financial statements included elsewhere in this information statement for details on this reserve.
•PP&E impairment charges for the year ended December 31, 2025 decreased by $15.6 million, which was primarily related to impairment charges recorded in the U.S. and the Middle East during 2024.
•SG&A for the year ended December 31, 2025 included a $3.4 million net benefit related to New Enviri’s provision for expected credit losses, compared to $3.7 million net expense recorded during the year ended December 31, 2024. The benefit in the current year was primarily from the recovery of a previously reserved trade accounts receivable recorded in the prior year.
Factors Negatively Impacting Operating Income:
•The unfavorable net effects from new and lost contracts resulted in a decrease in operating income of $15.0 million during the year ended December 31, 2025, compared to the year ended December 31, 2024.
•The net gain on the sales of Performix and Reed during the year ended December 31, 2024 totaling $10.0 million that did not reoccur during the current year.
•The divestitures of Performix and Reed unfavorably impacted operating income by $7.9 million during the year ended December 31, 2025. See Note 5, “Discontinued Operations and Dispositions” to our audited combined financial statements included elsewhere in this information statement for further discussion.
•A decrease in sales from ecoproducts and metals recycling at certain stainless steel sites due to lower demand during the year ended December 31, 2025 resulted in a decline in operating income of $5.2 million when compared to the year ended December 31, 2024.
•Lower service revenues from the Altek Group unfavorably impacted operating income by $2.1 million for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Harsco Rail Segment:

Significant Effects on Revenues (In millions)
Revenues-2024	$291.3
Net effects of price/volume changes, primarily attributable to volume changes	(67.2)
Change in revenue adjustments as a result of certain estimated forward loss provisions(a)	19.7
Impact of foreign currency translation	3.3
Revenues-2025	$247.1
__________________
(a)Includes principally Network Rail, Deutsche Bahn and SBB contracts.
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2025.
Factors Positively Affecting Operating Income:
•The year ended December 31, 2024 included a goodwill impairment charge of $13.0 million that did not reoccur during the year ended December 31, 2025. See Note 9, “Goodwill and Other Intangible Assets” to our audited combined financial statements included elsewhere in this information statement for more details.
Factors Negatively Impacting Operating Income:
•A decrease of $9.5 million in operating income from lower equipment revenue and higher manufacturing costs for the year ended December 31, 2025, when compared to the year ended December 31, 2024.
•The decline in sales from aftermarket parts and safety and diagnostics technology systems from lower demand for the year ended December 31, 2025 unfavorably impacted operating income by $9.3 million, when compared to the year ended December 31, 2024.
•A decrease in volumes and an unfavorable mix of railway contracting services resulted in a decrease of $3.0 million during the year ended December 31, 2025, compared to the year ended December 31, 2024.
Corporate Costs:
Operating income (loss) from continuing operations was negatively impacted by increased costs of $18.5 million principally related to the planned sale of Clean Earth, compared to the year ended December 31, 2024.
Comparative Analysis of Segment Results for the Years Ended December 31, 2024 and 2023
Harsco Environmental Segment:

Significant Effects on Revenues (In millions)
Revenues-2023	$1,141.9
Net effects of price/volume changes, primarily attributable to volume changes and service mix	67.5
Net impact of new and lost contracts	(19.0)
Impact of divestitures	(48.8)
Impact of foreign currency translation	(30.1)
Revenues-2024	$1,111.5

The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2024.
Factors Positively Affecting Operating Income:
•Higher revenues from environmental service contracts during the year ended December 31, 2024, partially due to higher overall service levels at certain sites, as well as revenues from new contracts, when compared to the prior year, partially offset by higher operating costs at certain sites.
•Net gains totaling $10.5 million were recognized during the year ended December 31, 2024 for the divestitures of the Performix and Reed businesses. See Note 5, “Discontinued Operations and Dispositions” to our audited combined financial statements included elsewhere in this information statement for additional details.
Factors Negatively Impacting Operating Income:
•During the year ended December 31, 2024, New Enviri recorded an increase of $27.2 million to the reserve for the processing and disposal of salt cake byproduct in Bahrain. See Note 14, “Commitments and Contingencies” to our audited combined financial statements included elsewhere in this information statement for details on this reserve.
•PP&E impairment charges for the year ended December 31, 2024 increased by $9.3 million from impairment charges related to site locations in the U.S. and the Middle East during 2024, compared to the PP&E impairment charge recorded during the year ended December 31, 2023 related to abandoned equipment at a customer site. See Note 8, “Property, Plant and Equipment, Net” to our audited combined financial statements included elsewhere in this information statement for details on these charges.
•The divestitures of Performix and Reed unfavorably impacted operating income by $7.4 million during the year ended December 31, 2024.
•The impact of foreign currency translation negatively impacted operating income by $7.2 million during the year ended December 31, 2024, when compared to 2023.
•The year ended December 31, 2023 included an $8.1 million net gain related to a lease modification that resulted in a lease incentive for a site relocation in the United States, offset by relocation costs incurred, which did not recur during the year ended December 31, 2024.
•SG&A increased by $2.0 million during the year ended December 31, 2024, primarily driven by higher compensation costs and travel expenses, when compared to the year ended December 31, 2023.
Harsco Rail Segment:

Significant Effects on Revenues (In millions)
Revenues-2023	$296.8
Net effects of price/volume changes, primarily attributable to volume changes	11.1
Change in revenue adjustments as a result of certain estimated forward loss provisions (a)	(17.3)
Impact of foreign currency translation	0.7
Revenues-2024	$291.3
__________________
(a)Includes principally Network Rail, Deutsche Bahn and SBB contracts.
The following factors contributed to the changes in operating income (loss) for the year ended December 31, 2024.

Factors Positively Affecting Operating Income:
•Favorable mix and volume from the sale of safety and diagnostics technology systems which resulted in an increase of $3.5 million during the year ended December 31, 2024, when compared to the same period in 2023.
Factors Negatively Impacting Operating Income:
•A goodwill impairment charge of $13.0 million was recorded during the year ended December 31, 2024. See “—Application of Critical Accounting Policies and Critical Accounting Estimates—Fair Value Estimates for Goodwill—Critical Estimate–Goodwill,” as well as Note 9, “Goodwill and Other Intangible Assets” to our audited combined financial statements included elsewhere in this information statement for more details.
•An unfavorable mix of after-market part sales during the year ended December 31, 2024 that resulted in a decrease of operating income of $7.6 million, when compared to the year ended December 31, 2023.
Corporate Costs:
In addition to the factors described above from New Enviri’s reportable segments, New Enviri’s Operating income (loss) from continuing operations for the year ended December 31, 2024 was also favorably impacted by a decrease in SG&A of $3.3 million, compared to 2023, which was driven mainly from a decrease in compensation expense. The year ended December 31, 2024 also included a net gain on sale of corporate assets of $3.3 million, which did not occur during the year ended December 31, 2023.

Consolidated Results

(In millions, except percentages)	2025	2024	2023
Total revenues	$1,266.5	$1,402.8	$1,438.7
Cost of services and products sold	1,101.6	1,215.0	1,218.4
Selling, general and administrative expenses	180.2	181.6	178.1
Research and development expenses	2.7	3.5	2.7
Goodwill and other intangible asset impairment charges	—	15.9	—
Property, plant and equipment impairment charge	7.8	23.4	14.1
Gain on sale of businesses, net	—	(10.5)	—
Other (income) expenses, net	29.6	4.3	(3.0)
Operating income (loss) from continuing operations	(55.4)	(30.5)	28.4
Interest income	2.0	6.8	6.8
Interest expense	(106.2)	(109.0)	(106.0)
Facility fees and debt-related income (expense)	(10.7)	(11.3)	(10.8)
Defined benefit pension income (expense)	(21.6)	(17.6)	(22.3)
Income (loss) from continuing operations before income taxes and equity income	(191.8)	(161.5)	(103.9)
Income tax benefit (expense) from continuing operations	(27.1)	(22.7)	(29.4)
Equity income (loss) of unconsolidated entities, net	0.2	—	(0.8)
Income (loss) from continuing operations	(218.7)	(184.3)	(134.1)
Income (loss) from discontinued businesses	(5.4)	(5.3)	(5.1)
Income tax benefit (expense) from discontinued businesses	—	—	—
Income (loss) from discontinued operations, net of tax	(5.4)	(5.3)	(5.1)
Net income (loss)	(224.2)	(189.6)	(139.2)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of deferred income taxes	27.4	(45.3)	25.0
Net gain (loss) on cash flow hedging instruments, net of deferred income taxes	(4.8)	5.7	(0.8)
Pension liability adjustments, net of deferred income taxes	(2.1)	51.2	0.2
Unrealized gain (loss) on marketable securities, net of deferred income taxes	—	—	—
Total other comprehensive income (loss)	20.5	11.6	24.4
Total comprehensive income (loss)	(203.7)	(178.0)	(114.9)
Comprehensive (income) loss attributable to noncontrolling interests	(5.7)	(4.1)	2.6
Comprehensive income (loss) attributable to New Enviri	$(209.4)	$(182.0)	$(112.2)
Effective income tax rate from continuing operations	(14.1)%	(14.1)%	(28.3)%

Comparative Analysis of Consolidated Results
Total Revenues
Total revenues for the year ended December 31, 2025 decreased $136.3 million, or 9.7%, from the year ended December 31, 2024. Total revenues for the year ended December 31, 2024 decreased $35.9 million, or 2.5%, from the year ended December 31, 2023. These changes were attributable to the following significant items:

Changes in Total Revenues (In millions)	2025 vs. 2024	2024 vs. 2023
Net effect of price/volume changes in HE, primarily attributable to volume and service mix	$6.1	$67.5
Net effect of price/volume changes in Rail, primarily attributable to volume	(67.2)	11.1
Net impact of new contracts and lost contracts in HE	(41.9)	(19.0)
Impact from divestitures	(59.9)	(48.8)
Changes from revenue adjustments as a result of certain estimated forward loss provisions in Rail (a)	19.7	(17.3)
Impact of foreign currency translation	7.6	(29.4)
Other	(0.7)	—
Total change in revenues	$(136.3)	$(35.9)
__________________
(a) Principally includes Network Rail, Deutsche Bahn and SBB contracts.
Cost of Services and Products Sold
Cost of services and products sold for 2025 decreased $113.3 million, or 9.3%, from 2024. Cost of services and products sold for 2024 decreased $3.4 million, or 0.3%, from 2023. These changes were attributable to the following significant items:

Change in Cost of Services and Products Sold (In millions)	2025 vs. 2024	2024 vs. 2023
Change in costs due to changes in revenue volume and mix	$(65.2)	$18.8
Changes in costs from divestitures	(47.4)	—
Changes from cost adjustments as a result of certain estimated forward loss provisions in Rail (a)	15.8	(27.2)
Changes from reserve for salt cake disposal in HE	(22.2)	27.2
Impact of foreign currency translation	8.8	(24.8)
Other	(3.1)	2.6
Total change in cost of sales	$(113.4)	$(3.4)
__________________
(a) Principally includes Network Rail, Deutsche Bahn and SBB contracts.
Selling, General and Administrative Expenses
SG&A expenses decreased $1.4, or 1%, during the year ended December 31, 2025, compared to 2024. Mainly due to a $8.6 million reduction to New Enviri’s provision for expected credit losses during the year ended December 31, 2025, when compared to the same period in the prior year, primarily as a result from the recovery of a trade accounts receivable balance due from a former Harsco Environmental customer that had been fully reserved. Also, the SG&A decrease was a result of lower agent commission fees of $2.6 million when compared to the prior year. This SG&A decrease was partially offset by higher compensation costs of $8.6 million, which relates to stock-based compensation, mainly by Corporate, as a result of the fair value adjustment pertaining to certain performance-based LTIP’s and the accelerated vesting of LTIP’s for certain employees during the year ended December 31, 2025.
SG&A expenses increased $3.5 million, or 2%, during the year ended December 31, 2024, compared to 2023. This increase is primarily driven by higher costs, including travel expenses of $2.0 million, mainly incurred by HE, professional fees of $1.7 million, driven by HE and Rail and include costs to support and execute New Enviri’s long-term strategies, such as divestiture transactions. These cost increases were partially offset by decreases in compensation costs of $1.1 million, mainly from Rail.
Goodwill and Other Intangible Asset Impairment Charges
New Enviri recorded impairment charges totaling $15.9 million during the year ended December 31, 2024 related to New Enviri’s goodwill and intangible assets, of which $13.0 million is related to the goodwill previously assigned to the Rail reporting unit as a result of New Enviri’s annual impairment test and $2.8 million related to the impairment of a customer relationship intangible asset for HE.
There were no such charges incurred during the years ended December 31, 2025 and 2023.
See “—Application of Critical Accounting Policies and Critical Accounting Estimates—Fair Value Estimates for Goodwill” and “—Application of Critical Accounting Policies and Critical Accounting Estimates— Long-lived Asset Impairment (Other than Goodwill)” for further details.
Property, Plant and Equipment Impairment Charge
During the year ended December 31, 2025, New Enviri recorded an impairment charge of $7.8 million related to New Enviri’s decision to exit a downstream products business line in France in Harsco Environmental.
During the year ended December 31, 2024, New Enviri recorded $23.4 million of impairment charges related to the PP&E located at Harsco Environmental sites in the United States and the Middle East.
During the year ended December 31, 2023, New Enviri recorded a PP&E impairment charge of $14.1 million related to an Harsco Environmental customer site in China.
See Note 8, “Property, Plant and Equipment, Net” to our audited combined financial statements included elsewhere in this information statement for additional information regarding these impairment charges.
Gain on Sale of Businesses, Net
During the year ended December 31, 2024, New Enviri recognized $10.5 million of gains related to the divestitures of two Harsco Environmental businesses that included the sale of Performix that resulted in a pre-tax net gain of $1.8 million in April 2024 and the sale of Reed, that resulted in a pre-tax net gain of $8.7 million in August 2024. There were no sales of businesses during the years ended December 31, 2025 and 2023.
See Note 5, “Discontinued Operations and Dispositions” to our audited combined financial statements included elsewhere in this information statement for further discussion.
Other (Income) Expenses, Net
The major components of this Combined Statements of Operations caption are detailed below. See Note 18, “Other (Income) Expenses, Net” to our audited combined financial statements included elsewhere in this information statement for additional information.

	Other (Income) Expenses
(In millions)	2025	2024	2023
Employee termination benefit costs	$10.3	$7.8	$1.6
Net gains	(3.5)	(6.6)	(2.6)
Contingent consideration adjustments	—	—	(0.8)
Asset impairments	0.8	4.7	0.1
Other costs (income) to exit activities	22.0	(1.5)	(1.6)
Other (income) expense	—	—	0.3
Total other (income) expenses, net	$29.6	$4.3	$(3.0)

Interest Income
Interest income was $2.0 million for the year ended December 31, 2025, compared to $6.8 million for the year ended December 31, 2024. In 2024, New Enviri recognized a pre-tax gain of $2.7 million from the settlement of New Enviri’s note receivable from the buyer of the former IKG business. No such income was received during the year ended December 31, 2025.
Interest Expense
Interest expense for the year ended December 31, 2025 was $106.2 million, a decrease of $2.8 million, or 2.6%, compared with the year ended December 31, 2024, which is primarily driven by lower interest rates charged, partially offset by higher net borrowings, under New Enviri’s Senior Secured Credit Facilities during the year ended December 31, 2025, when compared to the same period in the prior year.
Interest expense for the year ended December 31, 2024 was $109.0 million, an increase of $3.0 million, or 2.8%, compared with the year ended December 31, 2023, which is primarily driven by higher net borrowings on our Senior Secured Credit Facilities during the year ended December 31, 2024.
See Note 10, “Debt and Credit Agreements” to our audited combined financial statements included elsewhere in this information statement for additional information.
Facility Fees and Debt-Related Income (Expense)
During the year ended December 31, 2025, New Enviri recognized $10.7 million of net expense which principally included fees related to New Enviri’s AR Facility, as well as fees related to amending the Senior Secured Credit Facilities.
During the year ended December 31, 2024, New Enviri recognized $11.0 million of net expense. A loss of $0.3 million was also recognized during 2024 due to the recognition of expense of previously recorded deferred financing costs related to the Senior Secured Credit Facilities, as a result of an amendment to these facilities in September 2024.
During the year ended December 31, 2023, New Enviri recognized $10.8 million of net expense, which included higher fees related to Enviri’s AR Facility as a result of higher weighted average interest rates.
The components of Facility fees and debt-related income (expense) are included in Note 10, “Debt and Credit Agreements” to our audited combined financial statements included elsewhere in this information statement.
Defined Benefit Pension Income (Expense)
Defined benefit pension expense increased during the year ended December 31, 2025 by $4.0 million, or 22.9%, to $21.6 million, when compared to expense for the year ended December 31, 2024. This increase is primarily from a lower expected return on plan assets during the year ended December 31, 2025, when compared to the prior year.
Defined benefit pension expense decreased during the year ended December 31, 2024 by $4.7 million, or 21.1%, to $17.6 million, when compared to expense for the year ended December 31, 2023. This decrease is primarily from higher expected return on plan assets during the year ended December 31, 2024 due to higher plan asset balances at December 31, 2023, when compared to the prior year.
See Note 12, “Employee Benefit Plans” to our audited combined financial statements included elsewhere in this information statement for additional information.
Income Tax Expense from Continuing Operations
Income tax expense from continuing operations in 2025 was $27.1 million, compared with $22.7 million in 2024. The effective income tax rate relating to continuing operations for 2025 was (14.1)%, compared to (14.1)% for 2024. The increase in income tax expense was primarily due to an $8.5 million valuation allowance related to deferred tax assets in Brazil, as it was determined to be more likely than not that they could not be realized because of lower operating income resulting from lost contracts, partially offset by a change in mix of income in foreign jurisdictions.
Income tax expense from continuing operations in 2024 was $22.7 million, compared with $29.4 million in 2023. The effective income tax rate relating to continuing operations for 2024 was (14.1)%, compared to (28.3)% for 2023. The decrease in income tax expense was primarily due to a $2.1 million net tax benefit from the release of a prior year deferred tax asset in Canada in 2024 and a $3.7 million income tax charge due to assets impairment in China in 2023 not recurring in 2024. The decrease in effective tax rate was primarily due to the operating loss in the Rail business and the change in mix of income.
See Note 13, “Income Taxes” to our audited combined financial statements included elsewhere in this information statement for additional information.
Income (Loss) from Discontinued Businesses
New Enviri has incurred incremental costs that are directly attributable to retained contingent liabilities of previously disposed businesses and are included in Income (loss) from discontinued businesses.
Total Other Comprehensive Income (Loss)
Total other comprehensive income was $20.5 million for the year ended December 31, 2025, compared with total other comprehensive income of $11.6 million for the year ended December 31, 2024. The primary driver of this change is the fluctuation of the U.S. dollar against certain currencies, inclusive of the impact of foreign currency translation of cumulative unrecognized actuarial losses on New Enviri’s pension obligations. Total other comprehensive income was also impacted by the change in valuation of New Enviri’s interest rate swaps during the year ended December 31, 2025, when compared to the valuation during the year ended December 31, 2024, due to lower interest rates.
Total other comprehensive income was $11.6 million for the year ended December 31, 2024, compared with total other comprehensive income of $24.4 million for the year ended December 31, 2023. The primary driver of this change was the strengthening of the U.S. dollar against most currencies, inclusive of the impact of foreign currency translation of cumulative unrecognized actuarial losses on New Enviri’s pension obligations. This was partially offset by actuarial gains recognized for the U.S. and U.K. pension obligations due to changes in actuarial assumptions, including higher discount rates.
Liquidity and Capital Resources
Amounts included in this Liquidity and Capital Resources section are rounded in millions and all percentages are calculated based on actual amounts. As a result, minor differences may exist due to rounding.
Cash Flow Summary
New Enviri currently expects to have sufficient financial liquidity and borrowing capacity to support the strategies within each of its businesses and its current operating and debt service needs. New Enviri also currently expects operational and business needs, in addition to repayment of its current debt maturities, to be met by cash provided by operations, supplemented with borrowings, principally under the Senior Secured Credit Facilities. New Enviri expects the Senior Secured Credit Facilities to be fully available based on continued compliance with the related covenants based on its current outlook. New Enviri plans to supplement the cash provided by operations with borrowings due to operational performance of its businesses, historical patterns of seasonal cash flow and the funding of various projects and regularly assesses capital needs in the context of operational trends and strategic initiatives.

Cash flows from operating, investing and financing activities, as reflected on the Combined Statements of Cash Flows, are summarized in the following table:

(In millions)	2025	2024	2023
Net cash provided (used) by:
Operating activities	$(22.8)	$(44.6)	$(14.4)
Investing activities	(101.1)	(1.9)	(85.1)
Financing activities	155.8	26.9	142.0
Effect of exchange rate changes on cash	3.3	(15.0)	(3.1)
Net change in cash and cash equivalents	$35.2	$(34.6)	$39.4
Cash used by operating activities - Net cash used by operating activities during the year ended December 31, 2025 was $22.8 million, a decrease of $21.8 million compared to the year ended December 31, 2024. This decrease is due to a net favorable change in net working capital during the year ended December 31, 2025, when compared to the year ended December 31, 2024, partially offset by lower cash net income. The favorable change in net working capital is primarily from decreases to contract assets, mainly related to the timing of Rail's contract assets, changes in retirement plan liabilities, lower incentive compensation payments and the timing of accounts payable, partially offset by the timing of accounts receivable collections.
Net cash used by operating activities during the year ended December 31, 2024 was $44.6 million, an increase of $30.2 million compared to the year ended December 31, 2023, which was primarily due to lower cash net income, partially offset by a net favorable change in working capital. The favorable changes during the year ended December 31, 2024, when compared to the year ended December 31, 2023, were principally due to the timing of accounts receivable collections and the changes in environmental liabilities, offset, in part, by unfavorable changes from increased payments for accrued compensation and accounts payable.
Also included in Net cash used in operating activities on the Combined Statements of Cash Flows in our audited combined financial statements included elsewhere in this information statement is the caption “Other assets and liabilities.” A summary of the major components of this caption for the periods presented is as follows:

(In millions)	2025	2024	2023
Net cash provided (used) by:
Change in income taxes	$(1.4)	$(9.0)	$5.9
Change in reserve for forward losses on contracts	2.3	3.7	20.2
Change in environmental liabilities	(6.6)	27.1	(1.2)
Change in other receivables - AR securitization	14.9	12.5	(10.7)
Other (a)	14.2	1.2	(9.0)
Total change in Other assets and liabilities	$23.4	$35.5	$5.2
__________________
(a) Other relates primarily to other accruals that are individually not significant.
Cash used by investing activities - Net cash used by investing activities during the year ended December 31, 2025 was $101.1 million, an increase of $99.2 million compared to the year ended December 31, 2024. This net increase in cash used is primarily from the non-recurring receipt of proceeds during the year ended December 31, 2024 from the sales of Performix in April 2024 and Reed in August 2024 totaling $57.6 million and the settlement of New Enviri’s note receivable from IKG in April 2024 of $17.0 million. In addition, the increase in net cash used was due to the net payments from the settlement of foreign currency forward exchange contracts of $18.2 million during the year ended December 31, 2025, compared to net proceeds during the year ended December 31, 2024 of $12.1 million, as well a $7.0 million decrease in the receipt of proceeds from the sale of assets.
Net cash used by investing activities during the year ended December 31, 2024 was $1.9 million, a decrease in cash used of $83.2 million compared to the year ended December 31, 2023. The year ended December 31, 2024 included the total net proceeds of $57.6 million received from the divestitures of Performix in April 2024 and Reed in August 2024, as well as increased net proceeds during the year ended December 31, 2024 of $9.6 million from the sale of assets, mainly by Harsco Environmental and Corporate, and an increase of $7.9 million from the settlement of foreign currency forward exchange contracts, when compared to the prior year.
Cash provided by financing activities - Net cash provided by financing activities during the year ended December 31, 2025 was $155.8 million, compared to net cash provided by financing activities of $26.9 million during the year ended December 31, 2024. The year ended December 31, 2025 includes net borrowings of $108.5 million of New Enviri’s total debt, used to fund the changes in cash flows from operating and investing activities noted above, compared to net repayments of $33.2 million during the year ended December 31, 2024. The year ended December 31, 2025 also included a decrease in dividend payments made to strategic venture partners in Harsco Environmental of $13.7 million, when compared to the year ended December 31, 2024. These cash increases were offset, in part, by an increase in employee taxes payments for stock based compensation of $10.9 million, compared to the year ended December 31, 2024, primarily as a result of the accelerated vesting and settlement of equity awards issued to certain employees in 2025.
Net cash provided by financing activities during the year ended December 31, 2024 was $26.9 million, compared to net cash provided by financing activities of $142.0 million in the year ended December 31, 2023. The year ended December 31, 2024 includes net repayments of $33.2 million of New Enviri’s total debt, funded by the changes in cash flows from operating and investing activities noted above, compared to net borrowings of $47.3 million during the year ended December 31, 2023. The year ended December 31, 2024 also included dividend payments made to strategic venture partners in Harsco Environmental of $17.1 million.
Effects of exchange rate changes on cash and cash equivalents, including restricted cash - The favorable effects of exchange rates on cash and equivalents during the year ended December 31, 2025 was $3.3 million, compared to unfavorable effects of $15.0 million and $3.1 million during the years ended December 31, 2024 and 2023, respectively.The year ended December 31, 2024 included the impact of the strengthening of the U.S. dollar against certain currencies, including the Egyptian pound, on the global cash balances held by New Enviri in these currencies. This did not repeat during the year ended December 31, 2025.
Cash Requirements
New Enviri’s expected future payments related to contractual obligations and commercial commitments at December 31, 2025 consist of:
•Principal payments related to our short-term borrowings and long-term debt obligations that are included in our Combined Balance Sheets. See Note 10, “Debt and Credit Agreements” to our audited combined financial statements included elsewhere in this information statement for additional information on short-term borrowings and long-term debt.
•Projected interest payments on long-term debt are anticipated to be approximately $87.7 million annually based upon borrowings, interest rates and foreign currency exchange rates at December 31, 2025 and include the impact of the interest rate swaps that New Enviri has in place with certain variable rate debt issuances to secure a fixed interest rate. The interest rates on variable-rate debt and foreign currency exchange rates are subject to changes beyond New Enviri’s control and may result in actual interest expense and payments differing from the projected amounts.
•Projected facility fee payments on the AR Facility are expected to be $8.2 million annually based on the drawn amount and rates at December 31, 2025. The rates are variable, and are subject to changes beyond New Enviri’s control and may result in facility fees differing from the projected amounts.
•Purchase obligations representing legally binding obligations to purchase property, plant and equipment, inventory and other commitments made in the normal course of business to meet operations requirements. At December 31, 2025, New Enviri has $145.0 million of outstanding purchase commitments, of which $140.4 million will be fulfilled in the next twelve months.

•Operating lease liabilities which are included in our Combined Balance Sheets. See Note 11, “Leases” to our audited combined financial statements included elsewhere in this information statement for additional information.
•Expected employer contributions to defined benefit pension plans for the next year. See Note 12, “Employee Benefit Plans” to our audited combined financial statements included elsewhere in this information statement for additional information.
•Expected net cash payable of $19.5 million representing the fair value of the foreign currency exchange contracts outstanding at December 31, 2025. The foreign currency exchange contracts are recorded on the Combined Balance Sheets at fair value. See Note 15, “Financial Instruments” to our audited combined financial statements included elsewhere in this information statement for additional information.
•At December 31, 2025, in addition to the above contractual obligations, New Enviri had $2.9 million of potential long-term tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the future cash flows associated with these potential long-term tax liabilities, New Enviri is unable to estimate the years in which settlement will occur with the respective taxing authorities.
Off-Balance Sheet Arrangements
The following table summarizes New Enviri’s contingent commercial commitments at December 31, 2025. These amounts are not included on New Enviri’s Combined Balance Sheets since there are no current circumstances known to management indicating that New Enviri will be required to make payments on these contingent commercial commitments.
Commercial Commitments at December 31, 2025

		Amount of Commercial Commitment Expiration Per Period
(In millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years	Indefinite Expiration
Performance bonds	$102.2	$92.0	$4.9	$—	$—	$5.3
Standby letters of credit	95.9	90.8	5.1	—	—	—
Guarantees	184.0	0.2	6.7	176.5	—	0.6
Total commercial commitments	$382.1	$183.0	$16.7	$176.5	$—	$5.9
In certain instances, commercial commitments may need to be extended past their expiration date based on the timing of delivery of customer orders or other factors. Certain commercial commitments that are of a continuous nature do not have an expiration date and are, therefore, considered to be indefinite in nature. See Note 15, “Financial Instruments” to our audited combined financial statements included elsewhere in this information statement for additional information.

Sources and Uses of Cash
New Enviri’s principal sources of liquidity are cash provided by operations and borrowings under the Senior Secured Credit Facilities, augmented by cash proceeds from asset sales. New Enviri expects to continue to utilize all of these sources to meet future cash requirements for operations and growth initiatives.

Summary of Senior Secured Credit Facilities and Notes:
(In millions)	December 31, 2025	December 31, 2024	December 31, 2023
By type:
Revolving Credit Facility	$526.0	$407.0	$422.0
Term Loan	477.5	482.5	487.5
5.75% Senior Notes	475.0	475.0	475.0
Total	$1,478.5	$1,364.5	$1,384.5
By classification:
Current	$5.0	$5.0	$5.0
Long-term	1,473.5	1,359.5	1,379.5
Total	$1,478.5	$1,364.5	$1,384.5
Senior Secured Credit Facilities
As part of the Spin-Off, Enviri intends to repay approximately $1.1 billion of existing debt, resulting in a capitalized New Enviri with a total net leverage ratio of approximately 2.0x, a revolving credit facility that will be undrawn at close, and significant cash on its balance sheet. In addition, the size of the Revolving Credit Facility will be reduced to 1x Consolidated Adjusted EBITDA at Closing. We expect New Enviri to have enhanced operational and financial flexibility to execute its strategy along with maintaining compliance with all debt covenants over the twelve months following the Transactions.
On February 23, 2026, Enviri amended its Senior Secured Credit Facilities to extend the maturity of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026, and (ii) the closing date of the Merger.
On November 5, 2025, Enviri entered into an amendment to the Credit Agreement to, among other things, modify certain levels of its total net leverage ratio covenant and permit the Spin-Off, together with certain related transactions, including repayments of certain of Enviri’s existing indebtedness in connection with the Spin-Off. Enviri obtained the amendment because its forward-looking projections indicated that it may not meet the minimum level required by the net leverage coverage ratio and to allow for the strategic alternatives it was then currently evaluating. As a result of this amendment, the total net leverage ratio covenant was set to 5.25x for the quarter ended December 31, 2025, 5.50x for the quarters ended March 31, 2026, June 30, 2026 and September 30, 2026, 5.00x for the quarter ended December 31, 2026, 4.50x for the quarter ended March 31, 2027 and 4.00x for each quarter ending thereafter. After giving effect to the Spin-Off, the total net leverage ratio covenant will be set at 3.00x. New Enviri capitalized $1.8 million of fees related to this amendment, which is included in Long-term debt on New Enviri’s Combined Balance Sheets. Following the consummation of the Spin-Off, New Enviri and Enviri LLC will be borrowers under the Credit Agreement and the Senior Secured Credit Facilities will be the obligation of New Enviri. New Enviri expects that it will maintain compliance with the amended covenants based on current forecasts.
In February 2025, Enviri entered into an amendment to the Credit Agreement to, among other things, reset the levels of its financial covenants. As a result of this amendment, the interest coverage ratio was set to a minimum of 2.50x for each quarter after December 31, 2024.
In September 2024, Enviri entered into an amendment to the Credit Agreement to, among other things, extend the term of the Revolving Credit Facility to September 5, 2029 and adjust the limit to $625.0 million. In addition, Enviri retained $50.0 million of its existing revolving commitments which mature on March 10, 2026. The extended Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 75 to 175 basis points over base rate or 175 to 275 basis points over SOFR, and the existing Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 50 to 175 basis points over base rate or 150 to 275 basis points over SOFR, in each case, subject to a floor equal to zero. New Enviri expensed $0.3 million of previously recorded deferred financing costs in Facility fees and debt related income (expense) and capitalized $4.4 million of fees incurred related to the amendment, which is included in Long-term debt on New Enviri’s Combined Balance Sheets.
During the years ended December 31, 2025 and 2023, New Enviri recognized expense of $0.8 million and $12.0 thousand, respectively, related to amendments to the Credit Agreement included in the caption Facility fees and debt-related income (expense) on Enviri’s Combined Statements of Operations. No such fees were incurred during the year ended December 31, 2024.
The Senior Secured Credit Facilities impose certain restrictions including, but not limited to, restrictions as to types and amounts of debt and liens that may be incurred by Enviri, limitations on dividend payments, limitations on repurchases of Enviri’s stock and limitations on certain acquisitions by Enviri.
The obligations of New Enviri will be guaranteed by substantially all of New Enviri’s current and future wholly-owned domestic subsidiaries (“Guarantors”). All obligations under the Senior Secured Credit Facilities and the guarantees of those obligations will be secured, subject to certain exceptions, by substantially all of New Enviri’s assets and the assets of the Guarantors.
The Senior Secured Credit Facilities require certain mandatory prepayments for the Term Loan, subject to certain exceptions, based on net cash proceeds of certain sales or distributions of assets, as well as certain casualty and condemnation events, in some cases subject to reinvestment rights and certain other exceptions, net cash proceeds of any issuance of debt, excluding permitted debt issuances, and a percentage of excess cash flow, as defined in the terms under the Senior Secured Credit Facilities, during a fiscal year.
The following table shows the amount outstanding under the Revolving Credit Facility and available credit at December 31, 2025.

(In millions)	Facility Limit	Outstanding Balance	Outstanding Letters of Credit	Available Credit
Revolving credit facility (a)	$675.0	526.0	24.6	$124.4
__________________
(a) Includes $50.0 million and $625.0 million of revolving credit commitments scheduled to mature on (i) July 1, 2026 and (ii) the closing date of the Merger, respectively.
Other
In June 2022, Enviri and its SPE entered into a revolving trade receivables securitization facility with PNC to accelerate cash flows from trade receivables for a three-year term. In October 2024, Enviri renewed the AR Facility for another three-year term, expiring in October 2027. Enviri and its designated subsidiaries continuously sell their trade receivables as they are originated to its SPE. The SPE transfers ownership and control of qualifying receivables to PNC, up to a maximum purchase commitment of $160.0 million, which was increased from $150.0 million under the amended terms in February 2025. The AR Facility will be terminated in connection with the Transactions.
During the years ended December 31, 2025 and 2023, New Enviri received proceeds of $10.0 million and $5.0 million, respectively, from the AR Facility. No additional proceeds were received during the year ended December 31, 2024.
See Note 10, “Debt and Credit Agreements” to our audited combined financial statements included elsewhere in this information statement for additional information on New Enviri’s Senior Secured Credit Facilities and other long-term debt, in addition to Note 6, “Trade Accounts Receivables and Other Receivables” to our audited combined financial statements included elsewhere in this information statement for additional information on New Enviri’s AR Facility.

Certainty of Cash Flows
The majority of New Enviri’s cash flows provided by operations has historically been generated in the second half of the year. The certainty of New Enviri’s future cash flows is underpinned by the long-term nature of HE’s service contracts.
The types of products and services that New Enviri provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, New Enviri believes each business in its portfolio is a leader in the industries and major markets New Enviri serves. Due to these factors, New Enviri is confident in its future ability to generate positive cash flows from operations.
Debt Covenants
The Senior Secured Credit Facilities contains a total net leverage ratio covenant, which is not to exceed 5.25x at December 31, 2025, and a minimum consolidated adjusted EBITDA to consolidated interest charges ratio covenant, which is not to be less than 2.50x.
As noted above, approximately $1.1 billion of existing debt will be repaid as part of the Transactions resulting in a capitalized New Enviri that we expect will maintain compliance with all covenants over the next twelve months following the Transactions based on its current outlook. However, New Enviri’s estimates of compliance with these amended covenants could change in the future with a deterioration in economic conditions, including softness in certain markets, changes in tariffs, higher than forecasted interest rate increases, the timing of working capital, including the collection of accounts receivables, an inability to successfully realize increased pricing and implement cost reduction initiatives that mitigate the impacts of inflation and other factors may adversely impact its realized operating margins and cash flows.
Cash Management
New Enviri has various cash management systems throughout the world that centralize cash in various bank accounts where it is economically justifiable and legally permissible to do so. These centralized cash balances are then redeployed to other operations to reduce short-term borrowings and to finance working capital needs or capital expenditures. Due to the transitory nature of cash balances, they are normally invested in bank deposits that can be withdrawn at will or in very liquid short-term bank time deposits and government obligations. New Enviri’s policy is to use the largest banks in the various countries in which New Enviri operates. New Enviri monitors the creditworthiness of banks and, when appropriate, will adjust banking operations to reduce or eliminate exposure to less creditworthy banks.
At December 31, 2025, New Enviri’s cash and cash equivalents, including restricted cash, included $101.7 million held by non-U.S. subsidiaries. At December 31, 2025, approximately 9.4% of New Enviri’s cash and cash equivalents, including restricted cash, had regulatory restrictions that would preclude the transfer of funds with and among subsidiaries. Non-U.S. subsidiaries also held $31.8 million of cash and cash equivalents, including restricted cash, in consolidated strategic ventures. The strategic venture agreements may require strategic venture partner approval to transfer funds with and among subsidiaries. While New Enviri’s remaining non-U.S. cash and cash equivalents can be transferred with and among subsidiaries, the majority of these non-U.S. cash balances will be used to support the ongoing working capital needs and continued growth of New Enviri’s non-U.S. operations.
During the year ended December 31, 2025, in connection with New Enviri’s contracts with certain customers, New Enviri’s contingent commercial commitments were updated, in which the terms of the updated agreements with the issuing banks required cash collateral totaling $20.7 million to be held until the contingent commercial commitments are released. New Enviri funded these balances in 2025 and these balances are classified as Restricted cash on New Enviri’s Combined Balance Sheets. In January 2026, $6.2 million of this cash collateral was released back to New Enviri.

Application of Critical Accounting Policies and Critical Accounting Estimates
The information contained in this section is based upon our audited combined financial statements included elsewhere in this information statement, which have been prepared in accordance with GAAP. The preparation of these combined financial statements requires New Enviri to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, New Enviri evaluates its critical accounting estimates, including those related to defined benefit pension benefits, notes and accounts receivable, fair value estimates for business combinations and goodwill, long-lived asset impairment, over time revenue recognition using the input method based on costs incurred (the “cost-to-cost method”) and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment’s results of operations in the period of the change. New Enviri bases estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.
New Enviri believes the following critical accounting policies are affected by New Enviri’s more significant judgments and estimates used in the preparation of its audited combined financial statements. These items should be read in conjunction with Note 2, “Basis of Presentation” and Note 3, “Summary of Significant Accounting Policies” to our audited combined financial statements included elsewhere in this information statement for additional information.
Defined Benefit Pension Benefits
New Enviri has defined benefit pension plans in several countries. The largest of these plans are in the U.K. and the U.S. New Enviri’s funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that New Enviri may determine to be appropriate.
Changes in the discount rate assumption and the actual performance of plan assets, compared with the expected long-term rate of return on plan assets, are the primary drivers in the change in funded status of New Enviri’s defined benefit pension plans. These factors are components of actuarial loss (gain) and impact the amount recognized in OCI, as such actuarial changes are not reflected directly on the Combined Statements of Operations but amortized over time in accordance with GAAP.
Critical Estimate-Defined Benefit Pension Benefits
Accounting for defined benefit pension plans requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate of return on plan assets. Each assumption is reviewed annually and represents management’s best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ, in any one year, from actual experience due to changes in capital markets and the overall economy. These differences will impact the amounts of unfunded benefit obligations and the NPPC recognized.
The discount rates used in calculating New Enviri’s projected benefit obligations at the December 31, 2025 measurement date for the U.K. and U.S. defined benefit pension plans were 5.5% and 5.2%, respectively, and the global weighted-average discount rate was 5.4%. The discount rates selected represent level-equivalent rates using the yield curve spot rates on a year-by-year expected cash flow basis, using yield curves of high-quality corporate bonds. Annual NPPC is determined using the discount rates at the beginning of the year. The discount rates for 2025 NPPC were 5.5% for the U.K. plan, 5.5% for the U.S. plans and 5.5% for the global weighted-average of plans.
The expected long-term rate of return on plan assets is determined by evaluating the asset return expectations with New Enviri’s advisors as well as actual, long-term, historical results of asset returns for the pension plans. Generally, the NPPC increases as the expected long-term rate of return on assets decreases. For 2025, 2024 and 2023, the global weighted-average expected long-term rate of return on asset assumption was 5.1%, 5.7% and 5.5%, respectively. This rate was determined based on a model of expected asset returns for an actively managed portfolio.

Changes in NPPC may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, using December 31, 2025 plan data, a one-quarter percent increase or decrease in the discount rate and the expected long-term rate of return on plan assets would increase or decrease annual 2026 pre-tax defined benefit NPPC (expense) as follows:

	Increase (Decrease) to 2026 NPPC
(In millions)	U.S. Plans	U.K. Plan
Discount rate
One-quarter percent increase	$—	$0.1
One-quarter percent decrease	—	(0.1)
Expected long-term rate of return on plan assets
One-quarter percent increase	$(0.4)	$(1.5)
One-quarter percent decrease	0.4	1.4
Increases or decreases to net pension obligations may be required, should circumstances that affect these estimates change. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when a benefit plan is amended or when plan curtailments or settlements occur.
See Note 12, “Employee Benefit Plans” to our audited combined financial statements included elsewhere in this information statement for additional information.
Accounts Receivable
Accounts receivable are stated at net realizable value, which represents the face value of the receivable, less an allowance for expected credit losses. The allowance for expected credit losses is maintained for expected lifetime losses resulting from the inability or unwillingness of customers to make required payments.
New Enviri’s expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers’ trade accounts receivables. When required, New Enviri adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. New Enviri generally assesses future economic conditions for a period which corresponds with the contractual life of its accounts receivable. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.
At December 31, 2025 and 2024 trade accounts receivable of $220.1 million and $197.9 million, respectively, were net of reserves of $9.6 million and $12.3 million, respectively.
Critical Estimate-Accounts Receivable
A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of past due balances and the facts and circumstances surrounding any non-payment. The change in New Enviri’s provision for expected credit losses during the years ended December 31, 2025, 2024 and 2023 were $(2.5) million, $6.1 million and $5.5 million, respectively.
On at least a quarterly basis, customer accounts are analyzed for collectability. Reserves are established based upon the expected credit loss allowance methodology noted above. Reserves are based on the facts available to New Enviri and are re-evaluated and adjusted as additional information becomes available. Specific issues are discussed with New Enviri’s corporate management and any significant changes in reserve amounts or the write-off of balances must be approved by specifically designated corporate personnel. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper corporate approval has occurred.

If the financial condition of New Enviri’s customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required. Conversely, an improvement in a customer’s ability to make payments could result in a decrease of the allowance for expected credit losses. Changes in the allowance for expected credit losses related to both of these situations would be recorded through Operating income from continuing operations in the period the change was determined on New Enviri’s Combined Statements of Operations.
See Note 6, “Trade Accounts Receivables and Other Receivables” to our audited combined financial statements included elsewhere in this information statement for additional information.
Fair Value Estimates for Goodwill
New Enviri accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, be recorded at their respective fair values at the date of acquisition.
New Enviri’s Goodwill balances included on the Combined Balance Sheets were $379.4 million and $360.5 million at December 31, 2025 and 2024, respectively. New Enviri performs its annual goodwill impairment test as of October 1.
Critical Estimate-Goodwill
In accordance with GAAP, goodwill is not amortized and is tested for impairment at least annually or more frequently if indicators of impairment exist or if a decision is made to dispose of a business. Goodwill is assigned among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment for which discrete financial information is available. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include declining cash flows or operating losses at the reporting unit level, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel or a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, among others.
In applying the goodwill impairment test, New Enviri has the option to perform a qualitative test, a quantitative test or both. Under the qualitative test, New Enviri assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. New Enviri has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. Enviri may resume performing the qualitative assessment in any subsequent period.
The quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the net book value, including goodwill. New Enviri primarily uses a discounted cash flow model (“DCF model”) to estimate the current fair value of reporting units. The result of the DCF model is also informed by a market approach. New Enviri will apply the DCF model to the reporting units in its operating segments since New Enviri believes forecasted operating cash flows are the best indicator of current fair value. A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues, operating margin growth, the weighted-average cost of capital (“WACC”), tax rates, capital spending, pension funding, the impact of business initiatives and working capital projections. These assumptions and estimates may vary significantly among reporting units. DCF models are based on approved long-range plans for the early years and historical relationships and projections for later years. WACC rates are derived from internal and external factors including, but not limited to, the average market price of New Enviri’s stock, shares outstanding, book value of New Enviri’s debt, the long-term risk-free interest rate, and both market and size-specific risk premiums. Due to the many variables noted above and the relative size of New Enviri’s goodwill, differences in assumptions may have a material impact on the results of New Enviri’s annual goodwill impairment testing. If the net book value of a reporting unit were to exceed the current fair value, then an impairment charge would be recognized as the difference between the fair value and the net book value.

The performance of New Enviri’s 2023 annual quantitative impairment tests did not result in any impairment of New Enviri’s goodwill. Due to lower projections, the 2024 annual quantitative impairment test resulted in a goodwill impairment charge of $13.0 million for the Harsco Rail reporting unit, which is included in Goodwill and other intangible asset impairment charges on New Enviri’s Combined Statements of Operations.
New Enviri’s 2025 annual impairment test did not result in any impairment of New Enviri’s goodwill.
The Harsco Environmental reporting unit’s estimated fair value at October 1, 2025 was approximately 19.7% more than the net book value. The goodwill assigned to the Harsco Environmental reporting unit is $379.4 million at December 31, 2025. The related DCF model for this reporting unit included several key assumptions related to certain price increases and expected operational improvement initiatives. Significant assumptions utilized in the DCF model include a WACC of 10.5%, an average annual revenue growth rate of 2.0% and average annual free cash flow growth rate of approximately 1.0%. Assuming all other factors remain the same, a 100-basis point increase in the discount rate would decrease the excess of estimated fair value over net book value to approximately 9.0% and a 1% decrease in the average annual free cash flow growth rate would decrease the excess of estimated fair value over the net book value to approximately 9.0%.
See Note 2, “Basis of Presentation,” Note 3, “Summary of Significant Accounting Policies” and Note 9, “Goodwill and Other Intangible Assets” to our audited combined financial statements included elsewhere in this information statement for additional information.
Long-lived Asset Impairment (Other than Goodwill)
Long-lived assets (or asset groups) are reviewed for impairment when events and circumstances indicate that the book value of an asset (or asset group) may be impaired. See Note 3, “Summary of Significant Accounting Policies” to our audited combined financial statements included elsewhere in this information statement for additional details.
The following PP&E impairment charges are included in Property, plant and equipment impairment charge on the Combined Statements of Operations during the years ended December 31, 2025, 2024 and 2023. During the year ended December 31, 2025, due to New Enviri’s decision to exit a downstream products business in Harsco Environmental in France, New Enviri recognized an impairment charge of $7.8 million in 2025. During the year ended December 31, 2024, due to lower revenue projections at a Harsco Environmental location in the U.S., New Enviri performed testing which determined that the undiscounted future cash flows were lower than the net book value of the assets at the location. The assets primarily included machinery and equipment. along with other PP&E. New Enviri used a DCF model to estimate the current fair value of the PP&E (Level 3). A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues and operating margin growth, the WACC, capital spending, and the impact of business initiatives and working capital projections. The DCF model is based on approved forecasts for the early years and historical relationships and projections for later years. The WACC rate is based on New Enviri’s WACC, adjusted for market participant assumptions. As a result of this test, the fair value was less than book value and New Enviri recognized an impairment charge of $13.9 million in 2024.
The year ended December 31, 2024 also included an impairment charge of $9.5 million that was recorded at an Harsco Environmental location in the Middle East due to a change in the expected long-term use of the asset.
During the year ended December 31, 2023, New Enviri recorded an impairment charge of $14.1 million related to abandoned equipment at a customer site of HE, located in China.
In addition, New Enviri recorded impairment charges related to other long-lived assets that are included in Other (income) expenses, net on the Combined Statements of Operations of $0.8 million, $4.7 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 18, “Other (Income) Expenses, Net” to our audited combined financial statements included elsewhere in this information statement for additional information.

Critical Estimate-Asset Impairment
The determination of a long-lived asset (or asset group) impairment involves significant judgments based upon short-term and long-term projections of future asset (or asset group) performance. If the undiscounted cash flows associated with an asset (or asset group) do not exceed the asset’s book value, impairment loss estimates would be based upon the difference between the book value and fair value of the asset (or asset group). The fair value is generally based upon New Enviri’s estimate of the amount that the assets (or asset group) could be bought or sold for in a transaction between willing parties. If quoted market prices for the asset (or asset group) or similar assets are unavailable, the fair value estimate is generally calculated using a DCF model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.
There were no significant changes to New Enviri’s methodology for calculating long-lived asset impairments for the years presented. GAAP requires consideration of all valuation techniques for which market participant inputs can be obtained without undue cost and effort. The use of a DCF model continues to be an appropriate method for determining fair value; however, methodologies such as quoted market prices must also be evaluated.
See Note 9, “Goodwill and Other Intangible Assets” and Note 18, “Other (Income) Expenses, Net” to our audited combined financial statements included elsewhere in this information statement for additional information.
Revenue Recognition - Cost-to-Cost Method
For certain contracts with customers, which meet specific criteria established in GAAP, New Enviri recognizes revenue on an over time basis utilizing the cost-to-cost method to measure progress, which requires New Enviri to make estimates regarding the revenues and costs associated with design, manufacturing and delivery of products.
Critical Estimate-Revenue Recognition - Cost-to-Cost Method
New Enviri uses the cost-to-cost method to measure progress because it is the measure that best depicts the transfer of control to the customer, which occurs as New Enviri incurs costs under the contracts. Under the cost-to-cost method, the extent of progress towards completion is based on the ratio of costs incurred to total estimated costs at completion which includes both actual costs already incurred and the estimated costs to complete. Accounting for contracts with customers using the cost-to-cost method requires significant judgment relative to assessing risks, estimating contract revenues (including estimates of variable consideration, if applicable, as well as estimating any liquidating damages or penalties related to performance); estimating contract costs (including estimating engineering costs to design the machine and the material, labor and overhead manufacturing costs to build the machine); making assumptions for schedule and technical items; properly executing the engineering and design phases consistent with customer expectations; the availability and costs of labor and material resources; productivity; and evaluating whether a significant financing component is present. Due to the number of years it may take to complete certain contracts and the scope and nature of the work required to be performed on those contracts, primarily in Rail, estimating total revenues and costs at completion is inherently complicated and subject to many variables. Accordingly, estimates are subject to change as experience is gained and as more information is obtained, even though the scope of the work under the contract may not have changed. When adjustments in estimated total contract sales or estimated total costs are required, any changes from prior estimates are recognized in current period earnings for the inception-to-date effect of such changes. When estimates of total costs to be incurred on a contract using the cost-to-cost method exceed estimates of total sales to be earned, a provision for the entire loss on the contract is recorded in current period earnings when the loss is determined. Railway track maintenance equipment revenue of approximately $32.0 million, $48.5 million and $70.9 million was recognized using the cost-to-cost method during the years ended December 31, 2025, 2024 and 2023, respectively.
Rail continues to manufacture highly-engineered equipment under large, long-term fixed-price contracts with Network Rail, Deutsche Bahn and SBB. New Enviri has previously recognized estimated forward loss provisions related to these contracts of $32.7 million and $32.8 million for the years ended December 31, 2024 and 2023, respectively. These forward estimated loss provisions were due to several factors, such as material and labor cost inflation, supply chain delays due to the bankruptcy of certain key vendors and increased engineering effort and challenges encountered with homologation and commissioning of equipment. These challenges continued into 2025, and New Enviri recorded an additional net forward loss provision for these contracts of $30.3 million for the year ended December 31, 2025, as discussed further below.
For the Network Rail contract, New Enviri recorded an additional forward loss provision of $11.3 million in the first half of 2025. This additional loss is primarily related to increased estimated manufacturing and materials costs. For 2024, New Enviri recorded an additional forward loss provision adjustment of $16.1 million, which was primarily related to increased estimated liquidated damages due to delays in the estimated delivery of the machines and increased engineering and manufacturing costs, principally as a result of design changes. During the year ended December 31, 2023, New Enviri recorded a net favorable adjustment to the forward loss provision of $14.4 million. The favorable adjustment was the result of an amendment to the contract with Network Rail in 2023, which extended the delivery schedule for the machines and reduced the estimate of liquidated damages. Partially offsetting this were higher estimated material, engineering and labor costs due principally to experience gained during the manufacturing process.
For the Deutsche Bahn contract, New Enviri recorded additional forward loss provisions of $5.5 million during 2025, with $18.8 million recorded during the fourth quarter related to challenges encountered with the homologation of the initial vehicles, resulting in higher estimated costs to complete all vehicles, including redesign, as well as additional estimated penalties due to the resulting project delays. In the first quarter of 2025, New Enviri recorded a net favorable adjustment of $13.3 million as a result of an amendment to the contract, which included additional pricing, as well as an extension of the delivery schedule for the machines, which led to a reduction of the previous estimate of penalties recorded as an increase to revenue, offset by higher estimated material, manufacturing and engineering costs. During 2024, additional estimated forward loss provisions of $14.4 million were recorded related principally to unexpected supplier price increases, challenges with supplier quality on key components necessitating a switch to a different supplier and increased engineering efforts that exceed previous estimates. During the year ended December 31, 2023, additional estimated forward loss provisions of $39.9 million were recorded. The main drivers of the additional forward loss provisions are increased estimated costs for components and engineering, as well as additional penalties recorded due to delivery delays. The increased costs include additional costs for new supply chain partners after a critical European-based supplier that filed for bankruptcy in the 2022 and ceased operations during 2023.
For the SBB contract, New Enviri recorded additional net estimated forward loss provisions of $13.5 million during 2025, with $6.4 million recorded during the fourth quarter related principally to unanticipated costs identified during the prototype commissioning of the universal vehicles, as well as higher estimated manufacturing, assembly and logistic costs. For the year ended December 31, 2024, New Enviri recorded an additional estimated forward loss provision for $2.2 million related principally to increased estimates for assembly, storage and commissioning costs for the remaining vehicles due to project delays. For the year ended December 31, 2023, New Enviri recorded an additional estimated forward loss provision for $7.3 million due to increased estimates for material, engineering and commissioning costs.
The estimated forward loss provisions represent New Enviri’s best estimate based on currently available information. It is possible that New Enviri’s overall estimate of liquidated damages, penalties and costs to complete these contracts may change, which could result in an additional estimated forward loss provision at such time that could be material. New Enviri will continue to update its estimates to complete these contracts, which will include the effect of negotiations with the customers regarding price increases, change orders and extensions to delivery schedules. To that extent, New Enviri is currently in discussions with Network Rail and has sent Network Rail a letter communicating the need to bring the negotiations to closure and summarizing various options, including a substantial revision of the contract's economic terms or finding a mutually acceptable exit to this contract. If New Enviri were to exit this contract, it could result in a material loss in that period.
As of December 31, 2025, the contracts with Network Rail, Deutsche Bahn and SBB are 67%, 54% and 90% complete, respectively, based on costs incurred compared to the estimated costs to complete.

Income Taxes
New Enviri’s income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management’s best estimate of taxes to be paid. New Enviri is subject to various international, federal, state and local income taxes in the jurisdictions where New Enviri operates. In determining income tax expense, New Enviri makes its best estimate of the annual effective income tax rate at the end of each quarter and applies that rate to year-to-date income (loss) before income taxes to arrive at the year-to-date income tax provision (exclusive of loss jurisdictions for which no tax benefit is realizable with any discrete tax items recorded separately). At December 31, 2025, 2024 and 2023, New Enviri’s annual effective income tax rate on income from continuing operations was (14.1)%, (14.1)% and (28.3)%, respectively.
Critical Estimate-Income Taxes
New Enviri records deferred tax assets to the extent New Enviri believes these assets will more likely than not be realized. In making such determinations, New Enviri considers all available evidence, including future reversals of existing deferred tax liabilities, projected future taxable income, feasible and prudent tax planning strategies, and recent financial operating results. If New Enviri determines that it will not be able to realize deferred income tax assets in the future, a valuation allowance is recorded. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard for realization, the valuation allowance would be reduced accordingly in the period that such a conclusion is reached.
Valuation allowances of $263.0 million and $233.4 million at December 31, 2025 and 2024, respectively, related principally to deferred tax assets for pension liabilities, net operating losses (“NOLs”), disallowed interest expense, unused foreign tax credits and R&D credits and foreign currency translation that are uncertain as to realizability.
At December 31, 2025, New Enviri recorded a $16.0 million valuation allowance increase related to disallowed interest expense, a $6.3 million valuation allowance increase related to prior year losses in Brazil where New Enviri determined that it is more likely than not that these assets will not be realized, a $35.3 million valuation allowance increase related to current year losses in certain foreign jurisdictions and the U.S. where New Enviri determined that it is more likely than not that these assets will not be realized, and a valuation allowance increase of $14.0 million from the effects of foreign currency translation adjustments, partially offset by a valuation allowance decrease of $37.4 million from audit adjustments and a $7.1 million valuation allowance decrease related to tax rate change in a certain jurisdiction.
An income tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. The unrecognized tax benefits at December 31, 2025 and 2024 were $2.2 million and $2.3 million, respectively, excluding accrued interest and penalties. The unrecognized income tax benefit may decrease because of the lapse of statute of limitations or because of final settlement and resolution of outstanding tax matters in various state and international jurisdictions.
Recently Adopted and Recently Issued Accounting Standards
Information on recently adopted and recently issued accounting standards is included in Note 4, “Recently Adopted and Recently Issued Accounting Standards” to our audited combined financial statements included elsewhere in this information statement for additional information.
Quantitative and Qualitative Disclosures About Market Risk
Enviri uses derivative instruments to hedge cash flows related to foreign currency fluctuations. The outstanding foreign currency exchange forward contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure by offsetting foreign currency exposures of certain future payments between Enviri and various subsidiaries, suppliers or customers. At December 31, 2025 and 2024, the notional amounts of foreign currency exchange forward contracts were $639.0 million and $593.7 million, respectively. These contracts primarily hedge British pounds sterling and Euros against other currencies and mature through August 2027.
In addition, Enviri uses interest rate swaps in conjunction with certain debt issuances in order to secure a fixed interest rate. These forward swaps have the effect of converting $300.0 million from the Term Loan from a floating interest rate to a fixed interest rate and mature in March 2028. These swaps provide fixed interest rates that range from 3.06% to 3.12% and replace the adjusted SOFR rate in the interest calculation.
Following the Transactions, New Enviri expects to maintain Enviri’s existing derivative instruments.
See the Risk Factors captioned, “Exchange rate fluctuations may adversely impact the Company’s business,” “The Company is exposed to counterparty risk in its derivative financial arrangements” and “The Company’s variable rate indebtedness subjects it to interest rate risk, which could cause the Company’s debt service obligations to increase significantly” described under the caption “Risk Factors,” for additional quantitative and qualitative disclosures about market risk.

CORPORATE GOVERNANCE AND MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding individuals who are expected to serve as our directors and executive officers following the Spin-Off, including their ages as of March 1, 2026:

Name	Age	Position
Russell C. Hochman	61	President and Chief Executive Officer, Director
Peter F. Minan	64	Executive Vice President and Chief Financial Officer
Samuel C. Fenice	51	Vice President and Corporate Controller
Gary R. Lada	43	Senior Vice President and President, Harsco Rail
Christophe N. Reitemeier	60	Senior Vice President and President, Harsco Environmental
Samuel D. Romaninsky	47	Senior Vice President and General Counsel
James F. Earl	69	Director
Nicholas C. Fanandakis	69	Director
Carolann I. Haznedar	66	Chair of the Board
Timothy M. Laurion	67	Director
Rebecca Martinez O’Mara	60	Director
Edgar M. Purvis, Jr.	68	Director
John S. Quinn	67	Director
Russell C. Hochman
Mr. Hochman will serve as our President and Chief Executive Officer and will serve as a director. He was appointed President and Chief Operating Officer of Enviri in November 2025. Previously, Mr. Hochman served as Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary of Enviri, leading Enviri's legal, compliance, ethics, and corporate secretary functions for over ten years. Prior to joining Enviri, Mr. Hochman served in senior legal roles with Pitney Bowes Inc. based in Connecticut, London, and Europe. While at Pitney Bowes Inc., Mr. Hochman led a key European business expansion effort, in addition to his duties as Vice President and Deputy General Counsel. Earlier in his career, Mr. Hochman was an M&A attorney at international law firms. Mr. Hochman holds a J.D. from Albany Law School of Union University and a B.A. from Cornell University.
Mr. Hochman has long served as a trusted partner to the Enviri board of directors. His counsel helped shape Enviri’s strategic direction and operational excellence by drawing on his deep expertise in M&A, corporate governance, risk management, and regulatory matters. His proven ability to leverage these skills to drive outcomes for the Harsco Environmental and Rail businesses is expected to add significant value to our board.
Peter F. Minan
Mr. Minan will serve as our Executive Vice President and Chief Financial Officer (“CFO”) and served as a consultant to Enviri since January 2026 in preparation for the Spin-Off. Mr. Minan joined Harsco Corporation as CFO in October 2014 and served in the role for seven years until his retirement in October 2021. He returned to Enviri on an interim basis as CFO in August 2022, serving through October 2023. Prior to joining Enviri, Mr. Minan was a senior partner at KPMG LLC for nearly 30 years. Mr. Minan most recently served as an adjunct Professor of Finance at Drexel University in Philadelphia, Pennsylvania. Mr. Minan holds a B.S. from the University of Virginia and is a Certified Public Accountant.
Samuel C. Fenice
Mr. Fenice will serve as our Vice President and Corporate Controller and previously served in the same role at Enviri since August 2016. Mr. Fenice will oversee the administration of all corporate accounting policies and procedures, including internal and external corporate reporting. Mr. Fenice previously joined Enviri’s Internal Audit team in 2002 and has since held progressively responsible roles in Finance, including two terms as Interim Corporate Controller. Mr. Fenice holds a B.S. in Accounting from The Pennsylvania State University and is a Certified Public Accountant.
Gary R. Lada
Mr. Lada will serve as our Senior Vice President and President, Harsco Rail and previously served in the same role at Enviri since May 2025. Mr. Lada leads the global rail business by serving Harsco Rail customers worldwide and developing the company’s products and services portfolio. Before joining Harsco Rail, Mr. Lada was a vice president and general manager at Ingersoll Rand from 2020 to May 2025 in both the Milton Roy Brands and Air & Gas Divisions. He also served in executive positions at GE Transportation as a locomotive technology leader and international locomotive product leader. He is a graduate of GE’s corporate leadership staff and operations management programs and holds a six sigma master black belt, as well as a B.S. in mechanical engineering from The Pennsylvania State University.
Christophe N. Reitemeier
Mr. Reitemeier will serve as our Senior Vice President and President, Harsco Environmental and previously served in the same role at Enviri since January 2025. Before his appointment to this role, Mr. Reitemeier had served as Vice President and Chief Financial Officer, Harsco Environmental since 2020, and had held various leadership positions within Harsco Environmental since joining the company in 1999. Mr. Reitemeier started his career with Arthur Andersen in France before moving to DS Smith, a British multinational packaging business. He holds a master’s degree in management with a specialization in finance from NEOMA Business School in Reims, France.
Samuel D. Romaninsky
Mr. Romaninsky will serve as our Senior Vice President and General Counsel and previously served as General Counsel at Enviri since December 2025. Mr. Romaninsky will lead the Company’s global legal, compliance, communications, and human resource functions. Mr. Romaninsky previously served as the head of Enviri’s Global Litigation and Risk Management Function as Vice President and Deputy General Counsel since 2023 and as Vice President and Assistant General Counsel since 2017. Prior to joining Enviri, Mr. Romaninsky spent several years as a litigation associate at international law firms. Mr. Romaninsky holds a J.D. from Cornell Law School and a B.A. from the University of Pennsylvania.
James F. Earl
Mr. Earl will serve as a director and previously served as a director at Enviri since July 2012. Mr. Earl previously served as Executive Vice President of GATX Corporation (“GATX”), one of the world’s leading railcar and locomotive leasing companies. Mr. Earl served as an executive with GATX since 1988, as Executive Vice President from 2006 until his retirement on March 1, 2018, and as President of the GATX Rail International business segment and CEO of American Steamship Company (a division of GATX) from 2012 until his retirement on March 1, 2018.
Prior to GATX, Mr. Earl held management positions with two railroad companies, Soo Line Railroad and Southern Pacific Transportation Company. He is a past recipient of the Norman W. Seip Award for Industry Excellence in the rail finance industry. Mr. Earl serves on the board of directors of two privately-held regional railroad companies, and had served on the board of Textainer Group Holdings Ltd., until its sale to Stonepeak in 2024.
With several decades of senior management experience in the rail industry, Mr. Earl was selected to serve on our board of directors because of his sophisticated and informed perspective on Rail. Furthermore, as the retired President of the GATX Rail International business segment, Mr. Earl has gained substantial international business experience, which will enhance his contributions to our board of directors.

Nicholas C. Fanandakis
Mr. Fanandakis will serve as a director and previously served as a director at Enviri since April 2025. Mr. Fanandakis served as Senior Adviser to the Chief Executive Officer of Dupont de Nemours, Inc. (“DuPont”), a leading global research and science company, from 2020 to 2022. ln 2019, Mr. Fanandakis retired as an Executive Vice President of DuPont after 40 years of service. Mr. Fanandakis helped lead the company through the merger with Dow Chemical Company, and then subsequent separations. From 2009 to 2019, Mr. Fanandakis served as the Chief Financial Officer and Executive Vice President of DuPont. Mr. Fanandakis also served as Vice President and General Manager of DuPont Chemical Solutions Enterprise from 2003 until 2007 when he was named Vice President of DuPont Corporate Plans.
Mr. Fanandakis serves on the Board of Duke Energy Corporation, one of the largest energy holding companies, where he is Chair of its Audit Committee and a member of its Compensation and People Development Committee. He also serves on the Board of FTI Consulting, Inc., a global consulting and strategy firm where he is Chair of the Audit Committee. He previously served on the Board of ITT Inc., a diversified leading manufacturer of highly engineered critical components and customized technology solutions for the transportation, industrial and energy markets.
A highly accomplished executive with decades of experience in the materials science, energy, and consulting industries, Mr. Fanandakis has extensive hands-on exposure managing complex business combinations and strategic initiatives. Mr. Fanandakis brings significant value to our board of directors with his financial and operational expertise.
Carolann I. Haznedar
Ms. Haznedar will serve as chair of our board of directors and previously served as a director at Enviri since October 2018. Prior to joining Enviri, Ms. Haznedar had a 35-year career with DuPont, where she was responsible for several global businesses including Packaging and Industrial Polymers, Engineering Polymers serving the automotive industry, Kevlar® Life Protection and Specialty Fluorochemicals. Prior to these roles, she held several functional leadership roles with increasing responsibility. She started at DuPont in manufacturing for control systems engineering at one of their largest plants which then expanded to international sites.
Prior to DuPont, Ms. Haznedar was on the design team for microprocessor control nav/comm systems at EdoAire Corporation, an aviation company. Ms. Haznedar also serves on the Board of Directors for Allison Transmission where she serves as the Chair of the Finance Committee and a member of the Nomination and Governance committee.
Ms. Haznedar brings strong operational excellence and business leadership to our board of directors. In addition, her experience in driving growth and innovation, and her deep global experience with lean organizations, identifying and developing talent, combined with her outstanding record of achieving significant profitable growth is a benefit to our board of directors.
Timothy M. Laurion
Mr. Laurion will serve as a director and previously served as a director at Enviri since February 2023. He retired in November 2022 as a Managing Director and Senior Corporate Banker within Bank of America’s Global Corporate & Investment Banking division, capping a 41-year tenure at one of the world’s largest financial institutions.
As a trusted strategic advisor to boards and C-suite executives of major corporations, Mr. Laurion specializes in capital raising, complex M&A transactions, risk management and long-term capital allocation. While he spent more than 30 years as the lead banker for most of the nation’s top Environmental and Waste firms—structuring and arranging over $125 billion in financings—his broader expertise includes balance sheet optimization and supporting growth initiatives through disciplined financial oversight. His experience in navigating cyclical markets provides our board of directors with a practical perspective on value creation.

Mr. Laurion holds a BA from Bowdoin College and an MBA from Suffolk University. He is a Chartered Financial Analyst (CFA) charter holder.
Mr. Laurion brings over four decades of financial leadership rigor to our board of directors. His extensive background at Bank of America provides the Company with critical insight into global capital markets and sophisticated corporate finance strategies. He offers our board of directors valuable expertise in M&A execution, enterprise risk management, strategic planning, portfolio realignment and capital allocation.
Rebecca Martinez O’Mara
Ms. O’Mara will serve as a director and previously served as a director at Enviri since June 2023. She also serves as a director at Kadant, Inc. Prior to joining the board of directors of Enviri, Ms. O’Mara served at Stanley Black & Decker as President of Stanley Industrial Services. In this role, she spearheaded the creation of a new business that focused on sustainability and services while leveraging artificial intelligence to drive continuous improvement and new sources of revenue. Prior to her time at Stanley Black & Decker, Ms. O’Mara was Vice President of Service & Solutions at Grundfos for the Americas Region. Before Grundfos, Ms. O’Mara was Vice President at Sullair, LLC (currently a Hitachi company). Earlier in her career, Ms. O’Mara worked for Caterpillar, Fiat Industrial S.p.A., and AT&T.
Ms. O’Mara brings extensive business experience and operational knowledge in the industrial and manufacturing industry to our board of directors, and her deep knowledge in sustainability and commitment to embracing diversity will further enhance her contribution to the Company.
Edgar (Ed) M. Purvis, Jr.
Mr. Purvis will serve as a director and previously served as a director at Enviri since February 2018. Mr. Purvis previously served as Executive Vice President and Chief Operating Officer of Emerson Electric Co. (“Emerson”) from January 2015 until his retirement in November 2017. Before that, he served as Executive Vice President in the Emerson Climate Technologies division until 2015 when he became Emerson’s Chief Operating Officer. Prior to working for Emerson, Mr. Purvis served in a number of senior management positions with Copeland Corporation from 1983 until it was acquired by Emerson in 1986. Mr. Purvis is a former member of the executive board of the Air-Conditioning, Heating and Refrigeration Institute, holds a bachelor’s degree in mechanical engineering from the University of Tennessee, a master’s degree in mechanical engineering from the University of Michigan - Dearborn, and a master’s degree in business administration from Capital University in Columbus, Ohio.
During Mr. Purvis’ career at Emerson he was responsible for Emerson’s day-to-day business activities, which included financial reviews, global procurement, logistics, information technology, product development and strategic planning. His experience brings to our board of directors valuable insight into the operational challenges for a global organization. In addition, Mr. Purvis brings strong business acumen and leadership skills to our board of directors.
John S. Quinn
Mr. Quinn will serve as a director and previously served as a director at Enviri since April 2021. Mr. Quinn previously served as executive strategic advisor for LKQ Corporation, a Fortune 500 company and the largest European distributor of aftermarket automotive parts, from 2020 through 2022. From 2015 to 2019, he served as CEO and Managing Director of LKQ Europe. Before that, Mr. Quinn served as Executive Vice President and CFO of LKQ Corporation from 2009 to 2015. Mr. Quinn worked for Casella Waste Industries as SVP, Treasurer and CFO from 2008 to 2009. From 2001 Mr. Quinn served in a variety of roles including CAO and SVP Finance at Allied Waste before the merger with Republic Waste Industries when he continued as SVP Finance through 2008. Prior to joining Allied Waste, he held a number of positions with Waste Management International plc including CAO and Finance Director from 1997 to 2001. He also held a number of financial and operational roles with Waste Management, Inc. subsidiaries in Canada from 1987 to 1997. Mr. Quinn was the Chairman of the Board of Directors of Mekonomen AB, a company publicly listed on the Stockholm Stock Exchange, from 2017 to 2021, serving on the Audit, Nomination and Remuneration Committees. Mr. Quinn is a retired CPA.

Mr. Quinn brings extensive operational experience in the waste and recycling industries to our board of directors. His knowledge of these industries provides valuable insights as the Company continues to grow and expand in these industries. In addition, his various finance and accounting roles, both as a retired CPA and in his former positions as chief financial officer and chief accounting officer, provides our board of directors with considerable financial expertise and insight.
Our Board of Directors
Our certificate of incorporation will provide that our business and affairs are to be managed under the direction of our board of directors. Upon completion of the Spin-Off, we expect to have a board of directors consisting of eight directors. Our certificate of incorporation will provide that, until the annual meeting of stockholders in 2030, our board of directors will be divided into three classes. Our directors will be divided among the three classes as follows:
•the Class I directors will be Rebecca M. O’Mara and John S. Quinn, and will have terms expiring at the first annual meeting of stockholders following the Spin-Off, which we expect to hold in 2027, and will be up for re-election at that meeting for a three-year term;
•the Class II directors will be Nicholas C. Fanandakis, Carolann I. Haznedar and Russell C. Hochman, and will have terms expiring at the 2028 annual meeting of stockholders and will be up for re-election at that meeting for a two-year term; and
•the Class III directors will be Edgar M. Purvis, Jr., Timothy M. Laurion and James F. Earl, and will have terms expiring at the 2029 annual meeting of stockholders and will be up for re-election at that meeting for a one-year term; and
Beginning with the 2030 annual meeting of stockholders, the classified board structure will cease, and all directors will be elected annually for one-year terms.
Director Independence
Our board of directors will annually determine the independence of each director and nominee for election as a director. We anticipate that our board of directors will determine that each of our directors other than Russell C. Hochman, who will be our President and Chief Executive Officer, is an independent director under the rules of NYSE. There are no family relationships among any of our directors or executive officers.
Committees of our Board of Directors
Effective upon completion of the Spin-Off, our board of directors will have four standing committees: the Audit Committee, the Management Development and Compensation Committee (“MD&C Committee”), the Governance Committee and the Strategy Committee. The expected composition and principal functions of each committee are briefly described below. Each committee will operate under a written charter that will be posted to New Enviri’s website concurrently with, or immediately after, the Spin-Off. Our board of directors may, from time to time, establish other committees as it deems necessary or appropriate.
Audit Committee
Our Audit Committee will be comprised of John S. Quinn, Nicholas C. Fanandakis, Rebecca M. O’Mara and James F. Earl, with Mr. Quinn serving as the chairperson. Our board of directors expects to determine that all members of the Audit Committee will meet the independence and expertise requirements of the NYSE, and will qualify as “independent” for purposes of Rule 10A-3 under the Exchange Act. Our board of directors expects to determine that each of Messrs. Quinn and Fanandakis is an “audit committee financial expert” within the meaning of regulations adopted by the SEC.
Our Audit Committee’s roles and responsibilities will be set forth in the Audit Committee’s written charter and will include, among others, appointing, retaining and terminating our independent registered public accounting firm, reviewing our public financial disclosures and financial statements and reviewing the adequacy of our internal controls.
See “—Board of Directors Leadership and Risk Oversight” for a discussion of the Audit Committee’s expected role in risk oversight.
Management Development and Compensation Committee
Our MD&C Committee will be comprised of James F. Earl, Edgar M. Purvis, Jr. and John S. Quinn, with Mr. Earl serving as the chairperson. Our board of directors expects to determine that all members of the MD&C Committee will meet the independence requirements of the NYSE. In addition, we expect that the members of the MD&C Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act.
Our MD&C Committee’s roles and responsibilities will be set forth in the MD&C Committee’s written charter and will include, among others, reviewing and recommending to our board of directors the compensation of our CEO and other executive officers, overseeing the individuals responsible for administering our incentive and equity-based compensation plans and reviewing and approving employment agreements and severance arrangements for our executive officers.
See “—Board of Directors Leadership and Risk Oversight” for a discussion of the MD&C Committee’s expected role in risk oversight.
Governance Committee
Our Governance Committee will be comprised of Timothy M. Laurion, Carolann I. Haznedar and Rebecca M. O’Mara, with Mr. Laurion serving as the chairperson. Our board of directors expects to determine that all members of the Governance Committee will meet the independence requirements of the NYSE.
Our Governance Committee’s responsibilities will be set forth in the Governance Committee’s written charter and will include, among others, identifying and evaluating candidates to serve on our board of directors, reviewing the composition and structure of our board of directors and committees, reviewing the compensation of directors and developing and making recommendations to our board of directors regarding corporate governance guidelines.
See “—Board of Directors Leadership and Risk Oversight” for a discussion of the Governance Committee’s expected role in risk oversight.
Strategy Committee
Our Strategy Committee will be comprised of Edgar M. Purvis, Jr., Nicholas C. Fanandakis, Russell C. Hochman and Timothy M. Laurion, with Mr. Purvis serving as the chairperson.
Our Strategy Committee’s responsibilities will be set forth in the Strategy Committee’s written charter and will include, among others, oversight of, and input into, transformative initiatives, including operational and structural optimization, mergers, acquisitions and material asset dispositions, and the impact of external developments and factors on the Company’s strategy, projects, initiatives and transactions.
Board of Directors Leadership and Risk Oversight
We do not intend to have a formal policy regarding the separation of the roles of CEO and chair of our board of directors, as our board of directors believes it is in the best interests of New Enviri to provide the board of directors with flexibility to select the leadership structure that is most appropriate for New Enviri and its stockholders. At present, we believe separating the roles of CEO and chair of our board of directors is the most appropriate structure for New Enviri and its stockholders. We believe this structure will allow our chair to provide additional leadership to enhance the effectiveness and performance of our board of directors, as well as support the CEO and senior management of the Company. Our board of directors will evaluate our board leadership structure to ensure it remains appropriate for New Enviri.

Management will be responsible for identifying, evaluating, managing and mitigating our exposure to risk. Our board of directors will oversee our risk management process and seek to ensure that management is taking appropriate action to identify, manage and mitigate key risks. Our board of directors will administer its risk oversight responsibilities both through active review and discussion of key risks facing the Company and by delegating certain risk oversight responsibilities to committees for further consideration and evaluation. The following table summarizes the role that our board of directors and its committees will have in overseeing risk:

Governing Body	Role in Risk Oversight
Board
•Regularly reviewing the strategic plans of the Company and each of its business divisions, including risks associated therewith;
•Reviewing enterprise-level and other key risks identified through the Company’s enterprise risk management (“ERM”) process as well as management’s plans to mitigate those risks;
•Quarterly briefing by the Chief Financial Officer on information security matters;
•Regularly reviewing the Company’s insurance policies, which includes cyber insurance; and
•Conducting annual succession plan reviews to ensure the Company maintains appropriate succession plans for its senior officers.

Audit Committee
•Overseeing compliance with legal and regulatory requirements and the Company’s Code of Conduct;
•Overseeing financial risks, including risks relating to key accounting policies;
•Overseeing the Company’s ERM framework and the process for identifying, assessing and monitoring key business risks;
•Reviewing internal controls with the Chief Financial Officer, Principal Accounting Officer and internal auditors;
•Overseeing the Company’s processes and risk management protocols regarding cybersecurity and information technology, including risks from cybersecurity incidents, vulnerabilities and third-party vendors and the steps taken by management to inform itself about and monitor the prevention, detection, mitigation and remediation of such risk; and
•Meeting regularly, including executive sessions, with representatives of the independent auditors.

Management Development and Compensation Committee
•Overseeing risks relating to the Company’s compensation programs;
•Overseeing risks relating to the Company’s equity programs;
•Overseeing the process for conducting annual risk assessments of the Company’s compensation policies and practices;
•Employing an independent compensation consultant to assist in reviewing compensation programs, including the potential risks created by the programs; and
•Overseeing the Company’s executive management succession planning program.

Governance Committee
•Overseeing risks relating to the Company’s governance structure and other corporate governance matters and processes;
•Evaluating related person transactions;
•Overseeing compliance with key corporate governance documents;
•Overseeing the delegation of risks identified in the ERM framework to the Board and its committees; and
•Overseeing the Company’s CEO assessment, development and succession planning process and providing input on assessment to Management Development and Compensation Committee for compensation decisions.

Environmental, Social and Governance Oversight
Management will provide quarterly updates to our board of directors on our environmental and sustainability activities and risks, including risks related to climate change, and key performance indicators used to track performance that are aligned with our strategy.

The MD&C Committee will assist the board of directors in discharging its oversight responsibilities for our human capital management matters, including overseeing our diversity and inclusion process and initiatives. Management will provide quarterly updates to the MD&C Committee on human capital management matters.
Code of Conduct
We will maintain a Code of Conduct that applies to all of our officers (including our principal executive officer, principal financial officer and principal accounting officer), directors and employees. Our Code of Conduct will be posted on our website at www.enviri.com concurrently with, or immediately after, the Spin-Off. We expect that amendments to, or waivers from, the Code of Conduct will, if required, be disclosed on our website or in filings under the Exchange Act as required by law.
Compensation Committee Interlocks and Insider Participation
During the fiscal year ended December 31, 2025, New Enviri was not an independent company and did not have a compensation committee or any other committee serving a similar function. As described above, at or prior to the Spin-Off, our board of directors will establish the MD&C Committee. We do not expect that any member of the MD&C Committee will have been one of our officers or employees or will have any relationships with us of the type that would be required to be disclosed under Item 404 of Regulation S-K. We also do not expect that any of our executive officers will have served at any time as a member of the board of directors or compensation committee (or equivalent body) of any entity that has, or has had, one or more executive officers serving as one of our directors or on our MD&C Committee. Prior to the Spin-Off, executive compensation decisions for those who currently serve as Enviri executive officers and who are expected to serve as New Enviri executive officers were made by the Enviri Management Development and Compensation Committee, as described in “Executive Compensation.”

EXECUTIVE COMPENSATION
Compensation Discussion & Analysis
Introduction
All decisions regarding the compensation of Enviri’s named executive officers (“NEOs”) for 2025 were made by the Management Development and Compensation Committee of Enviri’s board of directors (the “Enviri MD&C Committee”). As a result, this Compensation Discussion & Analysis focuses on the decision-making process employed by, and the executive compensation program approved by, the Enviri MD&C Committee in 2025 and identifies the NEOs based on the individuals who would have been Enviri’s named executive officers for 2025.
Effective upon completion of the Distribution, our board of directors will establish its own MD&C Committee. The MD&C Committee will assume responsibility for determining our executive compensation strategy, approving incentive plans and overseeing related governance policies.
The MD&C Committee has not yet been constituted and, therefore, has not adopted a formal compensation philosophy or peer group. It is anticipated that the MD&C Committee will adopt objectives and principles generally consistent with those historically maintained by Enviri.
Enviri’s NEOs for 2025 and their positions were:

Name	Position
F. Nicholas Grasberger III(1)	Chairman & Chief Executive Officer
Tom G. Vadaketh(2)	Senior Vice President & Chief Financial Officer
Russell C. Hochman(3)	President & Chief Operating Officer
Jeffrey A. Beswick	Senior Vice President & President, Clean Earth
Jennifer O. Kozak(4)	Senior Vice President & Chief Human Resources Officer
__________________
(1)On November 21, 2025, Enviri announced that Mr. Grasberger, Enviri’s Chairman and CEO will remain with Enviri through the completion of the transactions contemplated in the Merger Agreement and the Separation Agreement to support a seamless transition to the New Enviri management team. On November 20, 2025, Mr. Grasberger was succeeded by Mr. Hochman as President of Enviri.
(2)On January 5, 2026, Enviri announced that Mr. Vadaketh will retire but remain with Enviri through the completion of the transactions contemplated in the Merger Agreement and the Separation Agreement.
(3)On November 21, 2025, Enviri announced that Mr. Hochman was appointed to serve as Enviri’s President and Chief Operating Officer and that effective on the closing date of the transactions contemplated in the Merger Agreement and the Separation Agreement, Mr. Hochman will become the CEO of New Enviri. On November 20, 2025, Mr. Hochman ceased serving in his prior role as Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary of Enviri.
(4)On April 13, 2026, Ms. Kozak announced she will depart Enviri following the completion of the transactions contemplated in the Merger Agreement and the Separation Agreement.
Overview of the 2025 Enviri Executive Compensation Program
Compensation Guiding Principles
The following principles guided the Enviri MD&C Committee’s design of Enviri’s executive compensation program. These principles reflected Enviri’s belief that well-structured compensation programs are essential to drive performance, support strategic objectives and align with stockholder interests.

Guiding Principles	How Enviri Employed Them
Promote a Performance-Oriented Environment
•Ensured that employees had a clear line-of-sight between their actions, business results and alignment to stockholder value creation;
•Provided greater rewards to individuals and teams who most positively impacted the success of the business; and
•Differentiated compensation to retain high-performing and high-potential talent and attract high-caliber talent.

Provide Market-Competitive Rewards
•Regularly monitored market practices and trends in industries where Enviri competed for talent;
•Structured the program to target the median of relevant markets for talent; and
•Considered realized pay outcomes relating to Enviri’s stock performance and business results.

Allow Flexibility within a Common Framework
•Created a program with a common global strategy and framework; and
•Allowed flexibility to accommodate the unique talent and compensation needs of Enviri’s diverse businesses, workforce and global markets.

Adhere to a Clear Governance Model	•Employed appropriate oversight and controls to govern design and administration; and •Clearly defined the roles and responsibilities of all program stakeholders.

Be Well Communicated
•Specified the objectives, design and value of each component of fixed and variable compensation within the context of total rewards; and
•Used multiple sources of communication to help ensure the link between pay and performance was well understood by key participants and stakeholders.

Talent Management Strategy
Integral to these guiding principles was Enviri’s talent management strategy, developed by management and overseen by the Enviri MD&C Committee and Enviri’s board of directors. Achieving Enviri’s strategic goals and delivering long-term stockholder value required a consistent focus on attracting, developing and retaining a high-performing senior leadership team.
Each year, including 2025, Enviri conducted a comprehensive talent review to assess the organizational capabilities necessary to execute its strategy, evaluate executive team performance and identify succession depth and retention risks for key leadership roles. The Enviri MD&C Committee and Enviri’s board of directors provided feedback on these assessments, and directors were regularly involved in the selection and evaluation of executive officers.
Elements of Enviri’s 2025 NEO Compensation Program
Enviri’s executive compensation program was designed primarily to align executive pay outcomes with the interests of Enviri’s stockholders. The program also sought to reward achievement of short- and long-term financial, strategic and operational objectives, while supporting Enviri’s ability to attract, motivate, develop and retain highly qualified executives critical to its long-term success. The key elements of the Enviri 2025 NEO compensation program were as follows:

Element	Description
Base Salary	•Annual fixed source of income based on competitive market data.

Annual Incentive Plan (“AIP Awards”)	•Variable, performance-based annual cash payment linked to, and focused on, financial and strategic goals. •Business unit non-financial objectives, including ESG goals.

Long-Term Incentive (“LTIP Awards”)
•Variable, performance and time-based annual awards comprised of a mix of equity vehicles, including performance share units (“PSUs”), restricted stock units (“RSUs”) and SARs.
•Realizable compensation based upon Enviri’s stock price performance and total stockholder return (“TSR”).

Target Total Direct Compensation Mix
For 2025, the Enviri MD&C Committee designed Enviri’s executive compensation program to emphasize performance-based pay over fixed compensation. A substantial majority of each NEO’s target total direct compensation was variable and, therefore, “at risk” and dependent on the achievement of annual and long-term performance goals under Enviri’s annual incentive plan and long-term incentive plan, with 66.9% of the CEO’s target total direct compensation at risk and an average of 54.2% of target total direct compensation at risk for the other NEOs. This mix reflected the Enviri MD&C Committee’s belief that a significant portion of executive pay should be directly aligned with company performance and stockholder value creation.
Program Governance and Oversight
The Enviri MD&C Committee maintained a disciplined approach to executive compensation governance, emphasizing transparency, independence and alignment with stockholder interests. The Enviri MD&C Committee tied a significant portion of executive pay to performance and used both financial and strategic measures to determine incentive outcomes.

WHAT ENVIRI DOES	WHAT ENVIRI DOESN’T DO
•Tie a substantial portion of executive pay to performance.	•Provide tax gross-ups or single-trigger severance benefits.
•Maintain stock ownership guidelines for executives and directors.
•Apply a “double-trigger” standard for change-in-control severance.
•Maintain a clawback policy consistent with SEC and NYSE requirements.
•Use an independent compensation consultant reporting directly to the Enviri MD&C Committee.
•Conduct annual risk assessments of incentive programs.
•PSUs earned above target only when Enviri’s TSR is positive.

•Reprice stock options or SARs.
•Pay dividends or dividend equivalents on unearned performance awards.
•Permit hedging or pledging of Enviri stock; nor short sales.
•Offer employment agreements with guaranteed compensation.
•Provide excessive perquisites or other non-performance-based benefits.

Compensation Decision-Making Framework
General Process
The Enviri MD&C Committee determined 2025 compensation for its NEOs in accordance with its established annual process. In making these determinations, the Enviri MD&C Committee reviewed Enviri’s overall performance, market conditions and individual executive contributions. The Enviri MD&C Committee also considered:
•The achievement of financial performance objectives, including Adjusted EBITDA and Adjusted Free Cash Flow (“Adjusted FCF”);
•Progress toward key strategic, operational and ESG initiatives within each NEO’s scope of responsibility; and
•Market competitive compensation levels reflected in survey and peer group data.
Roles
Enviri MD&C Committee
All members of the Enviri MD&C Committee were independent directors under applicable NYSE listing standards. The Enviri MD&C Committee oversaw the design and administration of Enviri’s 2025 NEO compensation program, approved the compensation of the CEO and reviewed and approved compensation recommendations for the other NEOs.

Enviri Chairman & CEO
Enviri’s Chairman & CEO, Mr. Grasberger, assisted by Enviri’s Human Resources department, administered the executive compensation program as delegated by the Enviri MD&C Committee. Mr. Grasberger met with the Enviri MD&C Committee and, in collaboration with its independent compensation consultant, made recommendations related to the overall structure of Enviri’s 2025 NEO compensation program, set and evaluated 2025 annual incentive plan (“AIP”) metrics, including the non-financial measures, and made specific recommendations regarding the form and amount of compensation opportunities for the other NEOs.
Final decisions regarding NEO compensation were made by the Enviri MD&C Committee, and the Enviri Chairman & CEO did not play any role with respect to his own compensation.
Independent Compensation Consultant
The Enviri MD&C Committee retained Pearl Meyer & Partners, LLP (“Pearl Meyer”) as its independent compensation consultant for 2025. Pearl Meyer advised the Enviri MD&C Committee on market practices, peer group composition and program design and attended meetings at the Enviri MD&C Committee’s request. The Enviri MD&C Committee evaluated Pearl Meyer’s independence in accordance with NYSE listing standards and Rule 10C-1 of the Exchange Act and determined that the engagement raised no conflicts of interest.
Management Consultants
Enviri’s Human Resources department retained Willis Towers Watson (“WTW”) during 2025 to provide additional executive compensation support. Enviri’s Human Resources department also used various survey data compiled by WTW to provide information to the Enviri MD&C Committee as part of its decision-making processes.
In 2025, WTW also provided pension plan-related and other similar advice to the Enviri Human Resources and Enviri Finance departments as well as measurement support for various casualty exposures. The decision to engage WTW for the services unrelated to Enviri’s executive compensation program was made by Enviri’s management.
How Enviri Used Market Data for 2025 Pay Decisions
In establishing 2025 compensation levels for the NEOs, the Enviri MD&C Committee sought to align executive pay opportunities with competitive market levels for comparable roles. With the assistance of its independent compensation consultant, Pearl Meyer, the Enviri MD&C Committee reviewed two primary sources of information: broad-based compensation survey data and a defined group of publicly traded peer companies. The Enviri MD&C Committee generally targeted total direct compensation for NEOs at or near the market median (50th percentile) and exercised discretion to adjust individual pay levels to reflect each executive’s experience, performance and scope of responsibility.

Item	Key Details, Processes and Decisions
Survey Data
•Selected surveys focused on capital goods, industrial manufacturing, diversified metals and minerals, environmental services and commodity-based companies reflecting similar revenue size to Enviri.
•The Enviri MD&C Committee did not materially rely upon data from any individual company participating in any of the surveys in making compensation decisions.

Compensation Peer Group
•Compensation data obtained from SEC filings helped the Enviri MD&C Committee understand the pay levels in industries in which Enviri competed for talent.
•Focused on elements of compensation (base salary, annual bonus and long-term incentives) for executives at companies with comparable revenues, industry focus, enterprise value, number of employees, global (multi-national) footprint, market capitalization and other similar business-related factors.

The Enviri MD&C Committee applied judgment in setting final compensation opportunities, which could vary above or below the market median based on individual performance, specialized expertise or other business considerations.

2025 Compensation Peer Group
For 2025, the Enviri MD&C Committee reviewed the composition of Enviri’s compensation peer group to confirm that it continued to reflect companies comparable to Enviri in terms of industry, scale and operational complexity. With input from Pearl Meyer, the Enviri MD&C Committee selected peer companies that generally met the following criteria:
•Diversified industrial organizations including companies in these primary industries: Environmental & Facilities Services and related companies as well as Industrial Machinery, Specialty Chemical, Construction Machinery and Heavy Trucks and Metals & Minerals;
•Global (multi-national) footprint, number of employees operating in many individual locations with approximately 30% or more of total revenues deriving from outside the United States;
•Asset or capital intensive nature or long-term contract service providers;
•Diversified industrial organizations including companies in these primary industries: Environmental & Facilities Services and related companies as well as Industrial Machinery, Specialty Chemical, Construction Machinery and Heavy Trucks and Metals & Minerals; and
•Companies with revenues and other financial characteristics—such as enterprise value, market capitalization, operating income and net income—generally ranging from approximately one-half to two-and-one-half times the size of Enviri.
The Enviri MD&C Committee periodically reviewed the compensation peer group to confirm that it remained aligned with Enviri’s business profile, and the parameters described above. For 2025, the Enviri MD&C Committee, with input from Enviri management and Pearl Meyer, approved the removal of two prior peers—Evoqua Water Technologies Corp. and Heritage-Crystal Clean, Inc.—primarily due to merger and acquisition activity, and the addition of one company – Casella Waste Systems, Inc. – to maintain overall comparability. Although other companies compete with Enviri’s business segments, certain potential peers were excluded because their size, scope or operations differed materially from Enviri’s. The following companies comprised Enviri’s 2025 compensation peer group (“Enviri’s 2025 Compensation Peer Group”):

2025 Enviri Compensation Peer Group
• ATI Inc.	• Ecovyst Inc.
• Astec Industries Inc.	• EnPro Industries, Inc.
• BrightView Holdings, Inc.	• GFL Environmental Inc.
• Casella Waste Systems, Inc.	• Gibraltar Industries, Inc.
• CECO Environmental Corp.	• Minerals Technologies Inc.
• Clean Harbors, Inc.	• Montrose Environmental Group, Inc.
• Commercial Metals Company	• Stericycle, Inc.
2025 Enviri Compensation Decision Details
The Enviri MD&C Committee considered competitive market data, internal equity and individual performance when determining 2025 compensation levels for the NEOs. With input from Pearl Meyer, the Enviri MD&C Committee reviewed compensation information from Enviri’s 2025 Compensation Peer Group and relevant survey sources. Target total direct compensation opportunities were generally positioned near the market median, with adjustments based on the scope of responsibilities, experience and performance. The Enviri MD&C Committee exercised judgment to ensure that total compensation remained competitive and aligned with Enviri’s performance and stockholder interests.

Base Salary
Base salary represented the fixed portion of total compensation and was designed to provide a stable source of income and support the attraction and retention of executive talent. For 2025, the Enviri MD&C Committee established base-salary levels for the NEOs based on market data from Enviri’s 2025 Compensation Peer Group and relevant survey sources, as well as individual experience, scope of responsibility and performance.
The Enviri MD&C Committee approved merit-based salary adjustments for 2025 consistent with Enviri’s overall compensation framework for U.S. employees. Mr. Hochman received an additional salary increase effective November 20, 2025, due to his new role as President & Chief Operating Officer. Further details about base salary paid to the NEOs are presented in the Summary Compensation Table section.
2025 AIP Awards
The NEOs participated in the Enviri 2025 AIP (“2025 AIP”), which provided the opportunity to earn performance-based cash awards based on the achievement of pre-established financial and strategic objectives. The 2025 AIP was designed to align incentive opportunities with the achievement of Enviri’s near-term operating and financial commitments, support profitable growth and operational efficiency, emphasize disciplined and effective use of capital, incorporate widely recognized financial performance metrics to enhance transparency and include strategic and ESG objectives that advanced Enviri’s long-term value creation goals.
For 2025, the Enviri MD&C Committee approved a 2025 AIP design that placed greater emphasis on financial performance and operational discipline. Under the 2025 AIP, Adjusted EBITDA and Adjusted FCF together accounted for 80% of the overall award opportunity, reflecting Enviri’s focus on profitability and cash generation. The remaining 20% of the award was based on strategic and ESG objectives. The Enviri MD&C Committee retained discretion to reduce final payouts as appropriate based on overall performance and other relevant factors.
2025 AIP Award Opportunity
Target annual incentive opportunities under the 2025 AIP were expressed as a percentage of base salary, with potential payouts ranging from 0% to 200% of the target award amount. Target opportunities were established by the Enviri MD&C Committee based on each NEO’s level of responsibility, scope of influence on Enviri’s results and a review of relevant market benchmarking data. For 2025, there were no changes to target annual incentive opportunities for any NEOs. The weighting of financial and non-financial performance goals for each NEO is presented in the table below.

Executive	Target 2025 AIP Award Opportunity (as a % of Base Salary)	Financial Goals (80%)				Non-Financial Goals (20%)
		Adjusted EBITDA		Adjusted FCF		Strategic Goals	ESG Goals
		Enviri Consolidated	Business Segment	Enviri Consolidated	Business Segment
F. Nicholas Grasberger III	110%	60%	0%	20%	0%	20%	0%
Tom G. Vadaketh	80%	60%	0%	20%	0%	20%	0%
Russell C. Hochman	69.02%	60%	0%	20%	0%	20%	0%
Jeffrey A. Beswick(1)	75%	20%	40%	0%	20%	10%	10%
Jennifer O. Kozak	65%	60%	0%	20%	0%	20%	0%
__________________
(1)Mr. Hochman’s target 2025 AIP award opportunity of 69.02% was calculated based on his prorated target AIP opportunity of (i) 65% during the period he served as Enviri’s SVP, General Counsel, Chief Compliance Officer & Corporate Secretary, which was January 1, 2025, through November 19, 2025 (representing 88.51% of 2025), and (ii) 100% during the period he served as Enviri’s President & Chief Operating Officer, which was November 20, 2025, through December 31, 2025 (representing 11.49% of 2025).
(2)Mr. Beswick, as Senior Vice President and President of Clean Earth, had the majority of his 2025 AIP award tied to his business segment Adjusted EBITDA and Adjusted FCF. In addition, a portion of his 2025 AIP award was tied to specific Clean Earth ESG goals.

2025 AIP Metrics Summary
The financial metrics under the 2025 AIP for the Corporate NEOs consisted of Enviri Consolidated Adjusted EBITDA and Enviri Consolidated Adjusted FCF, which together represented 80% of the total award opportunity. The remaining 20% of the total award opportunity was based on non-financial metrics related to strategic initiatives supporting Enviri’s enterprise priorities.
Mr. Beswick, as Senior Vice President and President of Clean Earth, had the majority of his 2025 AIP award opportunity based on his business segment’s Adjusted EBITDA and Adjusted FCF. The remaining portion of his award opportunity was based on Clean Earth strategic goals (10% weighting) and ESG objectives (10% weighting).
The following table summarizes the financial and non-financial metrics used to determine 2025 AIP opportunities for the NEOs:

Metric	How It’s Measured
FINANCIAL (80%)
Adjusted EBITDA(1)	Income from continuing operations (adjusted to exclude certain special items as determined by the Enviri MD&C Committee), measured at the consolidated level for most NEOs and at both consolidated and business segment levels for certain NEOs.
Adjusted FCF(2)	Operating cash flow less capital and intangible expenditures (adjusted for New Capital Leases included in the Annual Operating Plan (“AOP”) and other special items as determined by the Enviri MD&C Committee), measured at the consolidated level for most NEOs and at both consolidated and business segment levels for certain NEOs.
NON-FINANCIAL (20%)
Strategic Goals	Enviri	20%	• Management of the capital structure. • Evaluation and analysis of the portfolio strategy. • Strengthen Harsco Rail’s operating structure while managing risk.
	Clean Earth Business	10%	• Unify Clean Earth Business under a single network. • Complete critical capital investments. • Advance per- and polyfluoroalkyl substances (“PFAS”) initiatives. • Improve facility operations.
ESG Goals	Clean Earth Business	10%	• Achieve the total recordable incident rate (“TRIR”) goal while strengthening the safety culture. • Focus on strengthening manager skills. • Incur no compliance issues.
__________________
(1)Adjusted EBITDA is a non-GAAP financial measure and consists of income (loss) from continuing operations adjusted to add back income tax expense; equity income of unconsolidated entities, net; net interest expense; defined benefit pension income (expense); facility fees and debt-related income (expense); and depreciation and amortization (excluding amortization of deferred financing costs); and excludes unusual items. Segment Adjusted EBITDA consists of operating income from continuing operations adjusted to exclude unusual items and add back depreciation and amortization (excluding amortization of deferred financing costs).
(2)Adjusted FCF is a non-GAAP financial measure and consists of net cash provided (used) by operating activities less capital expenditures and expenditures for intangible assets; plus capital expenditures for strategic ventures, total proceeds from sales of assets and certain transaction-related / debt-refinancing expenditures. It is important to note that Adjusted FCF does not represent the total residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements and settlements of foreign currency forward exchange contracts, are not deducted from this measure.
Financial Metrics: Performance Range
For 2025, the Enviri MD&C Committee established the following threshold, target and maximum performance levels based on the 2025 AOP approved by Enviri’s board of directors and supported by sensitivity analyses around earnings and cash-flow assumptions. These levels were intended to align management accountability with Enviri’s focus on profitability, cash generation and disciplined capital deployment.

Performance Metric	Performance Range ($ Millions)(1)
	Threshold (50% of Target)	Target (100% AIP Payout)	Maximum (200% AIP Payout)
Enviri Consolidated Adjusted EBITDA	$282.9	$320.1	$352.6
Enviri Consolidated Adjusted FCF	$(20.4)	$6.4	$31.3
Clean Earth Business Adjusted EBITDA	$157.5	$168.0	$180.0
Clean Earth Business Adjusted FCF	$89.6	$97.0	$105.4
_________________
(1)Payouts are interpolated between each specific performance level using a non-linear payout schedule.
The Enviri consolidated financial goals were designed to promote accountability for enterprise-wide results, and the business segment goals aligned incentive opportunities with the financial measures most directly influenced by segment leadership. In establishing the 2025 targets, the Enviri MD&C Committee considered 7% year-on-year EBITDA growth (excluding business divestitures and FX) and positive Free Cash Flow. In determining the 2025 EBITDA target, we reviewed planned growth for 2025, the prior year’s financial performance, anticipated impact of investments, expected benefits from key initiatives and improvements and actions to strengthen cash flow and asset performance as well as the outlook for key end-markets for each business segment. These considerations informed the calibration of threshold, target and maximum performance levels for 2025.
Non-Financial Goals and Performance Range
The 2025 strategic and ESG goals were established at the beginning of the year using an approach consistent with that applied to the financial performance goals. These goals were approved by the Enviri MD&C Committee to focus senior management on near-term objectives that supported Enviri’s long-range business and sustainability priorities. Payouts on the non-financial goals portion of the 2025 AIP award could range from 0% to 200% of target, based on the Enviri MD&C Committee’s assessment of performance against the established objectives. The Enviri MD&C Committee reviewed progress toward achievement of these goals on a regular basis throughout the year.
2025 AIP Results
Following the completion of fiscal 2025, the Enviri MD&C Committee expects to review performance against the approved financial and non-financial goals under the 2025 AIP and certify results in accordance with the plan’s terms. Based on this review, the Enviri MD&C Committee approved final AIP awards for the NEOs.
For the financial portion of the award (80% weighting), payouts were determined using the performance ranges established at the beginning of the year for Adjusted EBITDA, net of nonrecurring, unusual items determined by the Enviri MD&C Committee and Adjusted FCF. Payout earned for Enviri’s Adjusted EBITDA was 61%, while no payout was earned for Adjusted FCF. For the non-financial portion (20% weighting), the Enviri MD&C Committee assessed achievement of the strategic and ESG objectives approved at the start of 2025. See the table below for the assessment and the outcomes of the 2025 non-financial measures. In both cases, the Enviri MD&C Committee applied the terms of the plan and its discretion to reduce (but not increase) awards as appropriate based on overall performance and other relevant factors.

NON-FINANCIAL METRICS
2025 WEIGHTINGS BY BUSINESS SEGMENT AND OUTCOMES
Strategic Goals	Enviri Corporation	20%	100% = CEO 125% = Other NEO’s	• Credit agreement and securitization facility successfully amended • Executed definitive agreement with Veolia • Continued effort to improve operational challenges
Clean Earth	10%	200%	• Various components implemented to advance its operation and billing systems.
• Completed critical capital investments.
• Milestones successfully met to advance PFAS offering.
• Improved facility operations including an organization re-alignment.

ESG Goals	Clean Earth	10%	100%	• Achieved the TRIR goal while strengthening the safety culture. • Three specific training programs developed and delivered. • No compliance issues occurred.
Based on the financial and non-financial performance achievement results, the NEOs earned AIP awards for the 2025 performance as follows:

		Financial Results				Non-Financial Results
Executive	FY’25 Target AIP	Enviri Adjusted EBITDA	Enviri Adjusted FCF	Business Unit Adjusted EBITDA	Business Unit Adjusted FCF	Strategic Goals	ESG Goals	Result (as a % of Target)	Final AIP Earned
F. Nicholas Grasberger III	$1,115,696	61%	0%	n/a	n/a	100%	n/a	56.6%	$631,484
Tom G. Vadaketh	$520,000	61%	0%	n/a	n/a	125%	n/a	61.6%	$320,320
Russell C. Hochman	$431,306	61%	0%	n/a	n/a	125%	n/a	61.6%	$265,684
Jeffrey A. Beswick(1)	$389,025	61%	n/a	100%	93%	200%	100%	100.8%	$392,137
Jennifer O. Kozak	$286,861	61%	0%	n/a	n/a	125%	n/a	61.6%	$176,706
__________________
(1)Clean Earth Business Adjusted EBITDA was $168.0 million and Clean Earth Business Adjusted FCF was $95.4 million. Mr. Beswick’s calculation was based on 20% Adjusted Enviri EBITDA, plus 40% Clean Earth Business Adjusted EBITDA, plus 20% Clean Earth Business Adjusted FCF, plus 10% Clean Earth Business Strategic goals, plus 10% Clean Earth Business ESG goals resulting in a combined payout factor of 100.8%.
Enviri Long-Term Incentive Plan Awards
For 2025, the Enviri MD&C Committee approved LTIP awards designed to align the interests of executives with those of Enviri stockholders and to promote long-term value creation. The program provided a mix of performance-based and time-based equity awards to balance pay for performance with retention objectives. The Enviri MD&C Committee determined this mix based on market practices, individual roles and Enviri’s overall compensation framework. LTIP awards are intended to:
•Link executive compensation to the creation of sustained stockholder value;
•Support meaningful stock ownership in accordance with Enviri’s stock ownership guidelines;
•Encourage cross-functional leadership and collaboration; and
•Promote retention of key executives whose performance is critical to Enviri’s long-term success.

Setting 2025 LTIP Award Opportunities
For the 2025 LTIP award cycle, the Enviri MD&C Committee and Enviri’s board of directors established target award levels for each NEO as a percentage of base salary. In determining these targets, the Enviri MD&C Committee considered each NEO’s level of responsibility, scope of influence on Enviri’s results and relevant market benchmarking data. Target award levels were designed to position total direct compensation within a competitive range of market median levels for similar roles, while recognizing that the realized value of LTIP awards will depend on Enviri’s future stock price performance and total stockholder return.
The following table summarizes the long-term incentive target award levels approved by the Enviri MD&C Committee for 2025.

Executive	FY’25 Target LTIP Award Level As a Percentage of Base Salary
F. Nicholas Grasberger III	375%
Tom G. Vadaketh	250%
Russell C. Hochman	150%
Jeffrey A. Beswick	150%
Jennifer O. Kozak	125%
2025 LTIP Award Mix
For 2025, the Enviri MD&C Committee approved the LTIP structure consisting of PSUs, RSUs and SARs. The mix of award types was intended to balance performance-based and service-based incentives, support alignment with stockholder interests and promote executive retention.
The 2025 LTIP award mix for the CEO consisted of 50% PSUs, 25% RSUs and 25% SARs. For the other NEOs, awards were allocated equally across the three vehicles (approximately one-third each).
PSUs link compensation directly to Enviri’s long-term stockholder value creation by tying vesting to Enviri’s TSR performance relative to the S&P 600 Industrials Index (the “Index”). The 2025 PSU performance period covers January 1, 2025, through December 31, 2027. TSR is calculated based on the 90-day average stock price prior to the beginning of the performance period and the 90-day average stock price at the end of the performance period, with dividends assumed to have been reinvested on the ex-dividend date. PSU awards are settled either in shares of Enviri common stock or cash following the Enviri MD&C Committee’s certification of results, and participants receive accumulated dividend equivalents on any earned shares. Payouts are capped at 100% of target if Enviri’s TSR is negative over the three-year performance period. The number of shares earned is determined based on Enviri’s relative TSR percentile ranking, as shown below (achievement will be interpolated between the various performance points on the table):

Performance Level	Index Percentile Achievement	Payout as a % of Target
Maximum	75th	200%
Target	50th	100%
Threshold	25th	25%
Below Threshold	Below 25th	0%
RSUs provide a retention-focused component of long-term compensation and vest ratably in equal annual installments over a three-year period, subject to continued employment. Vesting of RSUs reinforces alignment with stockholder interests by tying executive value to Enviri’s long-term stock performance.

SARs provide value only to the extent that Enviri’s stock price appreciates following the grant date. SARs generally vest in one-third increments over a three-year period and have a ten-year term from the grant date. The exercise price for each SAR is equal to the closing price of Enviri common stock on the grant date, ensuring that executives realize value only when stockholders experience positive returns.
Vesting of 2023 PSUs
PSUs granted in 2023 vested based on Enviri’s TSR performance relative to the Index over the three-year performance period ending December 31, 2025. The program measured Enviri’s TSR using the 30-day average stock price at the beginning and end of the performance period, with dividends assumed to have been reinvested on the ex-dividend date. Enviri’s TSR performance for the period ranked at the 84th percentile of the Index, which resulted in a payout of 200% of the units granted in 2023.
Accelerated Vesting of 2024 and 2025 PSUs for Certain NEOs
In December 2025, in order to mitigate the negative effects of the transactions contemplated by the Merger Agreement and the Separation Agreement under Section 280G of the Code on Enviri and its employees, including the NEOs identified in the table below, the Enviri MD&C Committee determined that it was appropriate to accelerate vesting of certain PSUs granted in 2024 and 2025. Enviri conditioned this accelerated vesting on each NEO executing an agreement providing the following protections (the “Clawback Agreements”):
•If the Merger Agreement is terminated in accordance with its terms without the transactions being consummated, the NEO will be required to repay to Enviri or its successor a “recoupment amount” equal to the excess of the fair market value of the number of shares of Enviri’s common stock subject to the accelerated PSUs over the fair market value of the shares subject to the number of the PSUs that the NEO would have earned in the ordinary course (or in connection with a different corporate transaction), in each case, measured as of the applicable vesting event. This recoupment amount would also be reduced by Enviri to account for taxes paid by the NEO as a result of the accelerated vesting and any other amounts Enviri determines to be appropriate.
•If the NEO’s employment with Enviri is terminated (a) by the NEO or (b) by Enviri for cause, in either case, prior to consummation of the Transactions, the NEO will be required to repay to Enviri or its successor a recoupment amount equal to the fair market value of the number of shares of Enviri’s common stock equal to the number of accelerated PSUs, measured as of December 17, 2025. This recoupment amount would also be reduced by Enviri to account for taxes paid by the NEO as a result of the accelerated vesting and any other amounts Enviri determines to be appropriate.
•The NEO is required to comply with the terms of a restrictive covenant agreement attached to the Clawback Agreement. If the NEO fails to comply with the restrictive covenants, the NEO will be required to repay to Enviri or its successor an amount equal to the fair market value of the number of shares of Enviri’s common stock equal to the number of accelerated PSUs, measured as of December 17, 2025, less taxes paid by the NEO as a result of the accelerated vesting, and may also be subject to further legal and equitable remedies available to Enviri.
The following table sets forth the number of PSUs subject to accelerated vesting in December 2025.

Executive	Accelerated PSUs at 200% Performance Achievement
	2024 PSUs	2025 PSUs
F. Nicholas Grasberger III	432,920	630,766
Tom G. Vadaketh	127,034	-
Russell C. Hochman	70,682	-
Jeffrey A. Beswick	50,204	86,020
Jennifer O. Kozak	43,334	60,992

As described under the heading “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards” above, outstanding 2024 PSUs and 2025 PSUs will be vested and settled in accordance with their terms prior to giving effect to the Reorganization and Distribution. It is anticipated that, based on the terms of the 2024 PSUs and 2025 PSUs, 200% of the target number of PSUs will be deemed to be “earned” in connection with the Transactions. Further, prior to approving the vesting acceleration described above, the Enviri MD&C Committee was provided information from Aon Equity Services confirming achievement of the 2024 PSUs’ and 2025 PSUs’ performance goals at a level resulting in a payout of 200% of target, based on a revised performance period end date of December 1, 2025. Accordingly, the Enviri MD&C Committee determined that it was appropriate to accelerate vesting and settlement of the 2024 PSUs and 2025 PSUs at a payout level of 200% of the target number of PSUs in order to mitigate the negative effects of the Transactions under Section 280G of the Code, as reflected in the table above.
Treatment of LTIP Awards in Connection with the Spin-Off
LTIP awards held by the NEOs who will continue employment with New Enviri after giving effect to the Spin-Off will be treated in the same manner as LTIP awards held by other employees continuing employment with New Enviri, as described under “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards” above.
Other Enviri Compensation Elements
During 2025, the NEOs participated in the same broad-based employee benefit programs generally available to Enviri’s U.S. employees, including health insurance, disability insurance and participation in Enviri’s 401(k) plan. In addition, term life insurance benefits equal to two times base salary, up to a maximum of $800,000, were provided to each NEO. The NEOs were also eligible to participate in the Non-Qualified Retirement Savings and Investment Plan – Deferred Compensation Plan (“NQ RSIP”), which supplements the Retirement Savings and Investment Plan (“RSIP”) with respect to 401(k) contributions that could not be made because of limitations under the Code.
Enviri provides limited perquisites and personal benefits to the NEOs that are consistent with those available to employees in comparable positions at similar sized companies. The values of these perquisites and benefits are reflected in the “All Other Compensation” column of the 2025 Summary Compensation Table and detailed in the accompanying All Other Compensation Table. See “—2025 Summary Compensation Table” and “—All Other Compensation.”
Retirement Plans
RSIP. Under the RSIP, Enviri makes matching contributions equal to 100% of the employee’s contributions on the first 3% of compensation and 50% on the next 2% of compensation. The RSIP also provides for a discretionary contribution, determined annually by Enviri, to the account of each eligible employee who remains an active participant as of December 31 of the plan year.
NQ RSIP. Under the NQ RSIP, Enviri provides the matching and discretionary contributions, if any, that would otherwise be made to the participants’ RSIP accounts in respect of their contributions but for limitations imposed by the Code. Enviri’s contributions to the NQ RSIP are made in the form of credits of non-qualified deferred compensation to bookkeeping accounts maintained as a record of the benefits to which employees are entitled.
Employment Agreements with NEOs
Enviri is not a party to any employment agreements with its NEOs.
Potential Payments upon Change in Control and Other Termination Events
Enviri currently maintains change-in-control severance arrangements for its NEOs that provide severance benefits in connection with a qualifying termination of employment following a change in control or material divestment. Additional information regarding Enviri’s existing arrangements appears under “—Potential Payments upon Termination or Change in Control” below.

Anticipated Compensation Program Following the Spin-Off
The MD&C Committee is expected to be established after giving effect to the Reorganization and Distribution and once constituted, will assume full responsibility for administering New Enviri’s executive compensation programs.
It is expected that New Enviri will maintain a comprehensive executive compensation program consisting of base salary, annual incentive and long-term incentive opportunities, as well as participation in broad-based employee benefit and severance programs comparable in design to those currently maintained by Enviri. The material terms of such programs are described below.
Executive Officers of New Enviri
After giving effect to the Reorganization and Distribution, Mr. Hochman will serve as our CEO and Mr. Minan will serve as our CFO. In addition, Mr. Fenice, Mr. Lada, Mr. Reitemeier and Mr. Romaninsky are expected to serve as executive officers of New Enviri.
Anticipated Annual Compensation Packages for our CEO and CFO
Mr. Hochman is expected to receive an annual compensation package from New Enviri consisting of a base salary of $750,000, a target annual bonus award equal to 100% of his base salary, and an initial annual equity award consisting of time-vesting RSUs with a total target value of $3,000,000.
Mr. Minan is expected to receive an annual compensation package from New Enviri consisting of a base salary of $650,000, a target annual bonus award of 80% of his base salary, and an initial annual equity award consisting of time-vesting RSUs with a total target value of $1,625,000.
New Enviri anticipates that our annual bonus program will be designed in a manner consistent with the 2025 AIP adopted by Enviri.
Omnibus Incentive Plan
In connection with the Reorganization and Distribution, New Enviri anticipates adopting the Omnibus Incentive Plan.
A summary of the Omnibus Incentive Plan is set forth below. This summary does not purport to be complete and is intended only to provide a general description of certain material terms of the Omnibus Incentive Plan. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given to such terms in the Omnibus Incentive Plan.
Purpose
The purpose of the Omnibus Incentive Plan is to enable New Enviri to attract, retain, and motivate employees, consultants, and non-employee directors who will contribute to both New Enviri’s short- and long-term success, provide incentives that align the interests of employees, consultants, and non-employee directors with those of New Enviri’s stockholders, and drive long-term stockholder value.
Administration
The MD&C Committee will have the authority to administer the Omnibus Incentive Plan, subject to the provisions of the Omnibus Incentive Plan, including the authority to designate participants, determine who will be granted awards and determine the terms and conditions of each award, and take action as it determines to be necessary or advisable for the administration of the Omnibus Incentive Plan. All determinations made by the MD&C Committee will be final and binding. The MD&C Committee may delegate its authority under the Omnibus Incentive Plan to one or more persons or committees, subject to the terms of the Omnibus Incentive Plan and applicable law.

Eligibility
Employees (including prospective employees who have accepted offers of employment), consultants, and non-employee directors and other advisors and service providers of New Enviri will be eligible to receive awards under the Omnibus Incentive Plan. From time to time, the MD&C Committee will determine who will be granted awards, the number of shares subject to such grants and all other terms of awards. The basis for participation in the Omnibus Incentive Plan is the MD&C Committee’s (or its authorized delegate’s) decision, in its sole discretion, that an award to an eligible participant will further the Omnibus Incentive Plan’s purposes as described above.
Shares Available for Issuance
Subject to adjustment as described below and except for substitute awards (i.e., awards granted in assumption or substitution of awards previously granted by an acquired company), the maximum number of shares of New Enviri common stock available for issuance under the Omnibus Incentive Plan will be equal to 5,700,000 (the “Share Limit”). The Share Limit will be reduced by the number of shares subject to the SAR Awards to be granted by New Enviri to certain of our employees under the terms of the Merger Agreement and the Separation Agreement. See “The Holding Company Merger, Reorganization and Distribution—Treatment of Enviri LTI Awards— Treatment of New Enviri Employee SAR Awards.”
The maximum number of shares of New Enviri common stock available for issuance with respect to incentive stock options (“ISOs”) will be equal to 5,700,000.
Shares covered by awards that are forfeited, expired, terminated or lapsed will again be available for grant under the Omnibus Incentive Plan. Shares withheld to satisfy tax withholding obligations or stock option exercise prices will not be available for grant under the Omnibus Incentive Plan.
The Omnibus Incentive Plan further provides that the maximum value of awards granted during a single fiscal year to any non-employee director, together with any cash fees paid to such non-employee director during such fiscal year, will not exceed $750,000.
Adjustments
In the event of certain corporate transactions or events affecting the outstanding New Enviri common stock or the capital structure of New Enviri, and as a result of such circumstances, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Incentive Plan, then the MD&C Committee will, subject to applicable law, adjust equitably any or all of: (i) the number and type of shares (or the securities) which thereafter may be made the subject of awards, including the Share Limit and aggregate limit on ISOs available for issuance under the Omnibus Incentive Plan; (ii) the number and type of shares (or other securities) subject to outstanding awards; (iii) the exercise price with respect to any stock option award; and (iv) the terms and conditions of any outstanding awards.
Summary of Award Types
The Omnibus Incentive Plan will permit the grant of stock options (including both ISOs and non-qualified stock options), SARs, restricted stock, RSUs, performance awards, cash awards and other equity-based awards. The exercise price of stock options and SARs (other than with respect to substitute awards) may not be less than the fair market value of a share on the grant date. The MD&C Committee will be able to grant other equity-based awards, subject to the provisions of the Omnibus Incentive Plan and limitations imposed under applicable law.
Change in Control
For purposes of the Omnibus Incentive Plan, a “change in control” generally occurs if (i) New Enviri sells all or substantially all of its assets (although, while New Enviri operates Harsco Environmental and Harsco Rail, a sale of either Harsco Environmental or Harsco Rail alone will not qualify), (ii) a majority of the board of directors of New Enviri is replaced without the support of the existing members, (iii) New Enviri liquidates or dissolves, (iv) a person or group acquires 35% or more of New Enviri’s voting stock, or (v) New Enviri completes a merger or similar transaction (unless, after the transaction, existing New Enviri shareholders retain more than 50% of the voting power of the resulting entity or its ultimate parent, no person or group acquires 35% or more of the voting stock of the resulting entity or its ultimate parent, and at least a majority of the board of directors of the resulting entity or ultimate parent is composed of New Enviri board members).
Under the Omnibus Incentive Plan, in the event of a change in control, the MD&C Committee may take any one or more of the following actions, as described in more detail in the Omnibus Incentive Plan:
•Provide for the continuation, assumption, substitution or replacement of awards;
•Accelerate the vesting of awards;
•In the case of awards subject to performance-related vesting conditions, determine the level of attainment of the applicable performance conditions; and
•Cancel awards in consideration for payment (subject to the terms and conditions of the Omnibus Incentive Plan), including cancelling any underwater stock options or SARs for no consideration.
In addition, in the event that a participant is involuntarily terminated within 24 months following a change in control, the participant’s time-based vesting awards will fully accelerate to the extent such awards were continued, assumed, substituted or replaced in the transaction. Awards subject to performance-based vesting will remain subject to the terms of the applicable award agreement.
Transferability of Awards
No award will be transferable by a participant other than by will or to the participant’s designated beneficiaries, and during a participant’s lifetime each award will be exercisable only by such participant, or, subject to applicable law, by such participant’s guardian or legal representative, provided that the MD&C Committee may permit transfers of awards without consideration to a participant’s family members.
Clawback and Recoupment
New Enviri may cancel any award or require the participant to reimburse any previously paid compensation provided under the Omnibus Incentive Plan or an award agreement in accordance with our incentive compensation recoupment policy.
Repricing
The MD&C Committee may modify the purchase price or the exercise price of any outstanding award under the Omnibus Incentive Plan; provided, that if the modification effects a repricing, stockholder approval will be required before the repricing is effective.
Amendment of the Omnibus Incentive Plan
Our board of directors may amend or terminate the Omnibus Incentive Plan at any time. However, except in the case of adjustments upon a change in New Enviri common stock, no amendment will be effective unless approved by New Enviri’s stockholders to the extent stockholder approval is necessary to satisfy applicable laws or the rules of the NYSE.
Term of the Omnibus Incentive Plan
The Omnibus Incentive Plan will become effective upon shareholder approval prior to the Reorganization and Distribution and will remain in effect until the tenth anniversary of its effective date, unless terminated or suspended by our board of directors.
Incentive Compensation Recoupment Policy
In connection with the Reorganization and Distribution, New Enviri will adopt an incentive compensation recoupment policy. Under this policy, we will be obligated to recover erroneously awarded incentive-based compensation, if any, in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. This policy will be designed to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules and regulations promulgated by the SEC or the NYSE.
Stock Ownership Guidelines
In connection with the Reorganization and Distribution, New Enviri anticipates adopting stock ownership guidelines for executive officers and non-employee directors of New Enviri (the “Stock Ownership Guidelines”) in order to encourage the retention of stock acquired through our Omnibus Incentive Plan by our executive officers and non-employee directors. No shares of New Enviri common stock may be sold by covered persons until their applicable guidelines are satisfied, subject to a hardship exception administered by the MD&C Committee.
We anticipate that the Stock Ownership Guidelines will be established as a multiple of each of our executive officers’ and non-employee directors’ base salary or annual retainer, as applicable. The share ownership levels for each of our executive officers and non-employee directors will be as follows:

Title	Ownership Multiple of Annual Base Compensation
Chief Executive Officer	Six Times Annual Base Salary
Section 16 Officers and certain ELT (exclusive of the VP, Corporate Controller and inclusive of the Chief Human Resources Officer, respectively)	Three Times Annual Base Salary
Certain ELT and Corporate Officers with Key Corporate Functions (as designated by the Committee)	Two Times Annual Base Salary
VP, Corporate Controller, and the VP, Taxes and Treasury	One and a Half Times Annual Base Salary
Other ELT and Corporate Officers (as designated by the Committee)	One Times Annual Base Salary
Non-Employee Directors	Five Times Annual Retainer
We anticipate that our executive officers will have five years to comply with the Stock Ownership Guidelines from the later of (i) the date of the Reorganization and Distribution, (ii) such executive officers’ hiring date, and (iii) the date such executive officer becomes a participant in our Stock Ownership Guidelines. If such executive officer is promoted into a position with greater ownership requirements, that individual has five additional years to comply with our Stock Ownership Guidelines.
We anticipate that our non-employee directors have five years to comply with the Stock Ownership Guidelines from the later of (i) the date of the Reorganization and Distribution and (ii) such non-employee director’s appointment date to our board of directors.
We do not expect that vested or unvested stock options, vested or unvested SARs, or unearned awards subject to performance-based vesting conditions will be included in calculating whether the Stock Ownership Guidelines have been met. We expect that shares of our common stock beneficially owned by our executive officers and non-employee directors as well as vested RSUs (including deferred RSUs) and unvested restricted stock and RSUs subject to time-based vesting conditions only will be included in calculating whether the Stock Ownership Guidelines have been met.

2025 Summary Compensation Table
The following table presents the compensation provided to the NEOs for services rendered to Enviri in 2023, 2024 and 2025, as applicable:

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)(4)(5)	Option Awards ($)(5)(6)	Non-equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Earnings ($)(8)	All Other Compensation ($)	Total ($)
F. Nicholas Grasberger III
Chairman & CEO	2025	$1,014,269	$0	$3,278,410	$950,881	$631,484	$0	$97,769	$5,972,813
	2024	$1,014,269	$0	$3,493,664	$887,489	$758,673	$0	$111,950	$6,266,045
	2023	$1,014,269	$0	$3,486,818	$887,490	$1,115,696	$0	$94,377	$6,598,650

Tom G. Vadaketh
SVP & CFO	2025	$649,808	$0	$1,204,607	$541,670	$320,320	$0	$63,956	$2,780,361
	2024	$625,000	$220,000	$1,285,584	$520,834	$440,000	$0	$58,587	$3,150,005
	2023	$132,212	$500,000	$1,499,998	$0	$169,337	$0	$17,820	$2,319,367

Russell C. Hochman(9)
President & Chief Operating Officer	2025	$617,038	$0	$667,027	$299,937	$265,684	$0	$60,723	$1,910,409
	2024	$579,586	$0	$715,302	$289,795	$322,105	$0	$69,097	$1,975,885
	2023	$551,987	$0	$680,183	$275,994	$574,425	$0	$53,140	$2,135,729

Jeffrey A. Beswick
SVP & President, Clean Earth	2025	$518,512	$0	$576,764	$259,353	$392,137	$0	$56,608	$1,803,374
	2024	$494,000	$0	$508,064	$205,834	$422,185	$0	$55,867	$1,685,950
	2023	$319,712	$150,000	$720,223	$273,128	$433,169	$0	$195,586	$2,091,818

Jennifer O. Kozak
SVP & Chief Human Resources Officer	2025	$441,209	$0	$408,951	$183,886	$176,706	$0	$43,448	$1,254,200
	2024	$426,400	$0	$438,540	$177,670	$236,972	$0	$54,084	$1,333,666
	2023	$410,000	$85,000	$421,013	$170,836	$426,667	$0	$39,749	$1,553,265
__________________
(1)Amounts are not reported for 2023 and 2024 if the executive was not a NEO in that year.
(2)Mr. Vadaketh received a hiring bonus of $720,000 upon hire, of which $500,000 was payable within 30 days of his start date of October 16, 2023, and $220,000 was payable six months after his start date with Enviri. Mr. Beswick received a hiring bonus of $150,000 paid upon starting his employment with Enviri. Ms. Kozak received a hiring bonus of $110,000 upon hire, of which $25,000 was paid in 2022 and $85,000 was payable within 30 days after the one-year service anniversary of February 28, 2022.
(3)The amounts in this column reflect the aggregate grant date fair values (computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718) of the RSU and PSU portion of the LTIP awards for 2023, 2024 and 2025. The actual value, if any, realized by each NEO for these awards is a function of the value of the underlying shares if and when these awards vest and, for the PSUs, the level of attainment of the applicable performance goals. The above information does not reflect an estimate for forfeitures.
(4)The amounts for the PSUs granted in 2025 reflect a Monte-Carlo simulation that considers the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718. For these amounts, see the “Grant Date Fair Value of Stock and SAR/Option Awards” column of the “2025 Grants of Plan-Based Awards” table below. The following are the values of the 2025 PSUs as of the grant date assuming attainment of the maximum level of achievement: Mr. Grasberger, $4,655,053; Mr. Vadaketh, $1,325,876; Mr. Hochman, $734,177; Mr. Beswick, $634,828 and Ms. Kozak, $450,121.
(5)See Note 14, “Stock-Based Compensation,” to Enviri’s audited financial statements included elsewhere in this information statement for additional information and for a discussion of the assumptions used to calculate share-based compensation expense under FASB ASC Topic 718.
(6)The amounts shown in this column for 2025 represent the grant date fair value (computed in accordance with FASB ASC Topic 718) for the SAR portion of the 2025 LTIP awards. These amounts may not represent actual compensation that will be realized by the NEOs with respect to these awards, but instead represent the grant date fair value of the awards for accounting purposes, as required to be shown in this table by SEC rules. In order for each NEO to realize any value upon exercise of the SARs, the market price of Enviri’s common stock must be above $6.03 per share on the applicable exercise date for grants issued on March 4, 2025. Any amounts that may become payable to the NEOs with respect to these awards are also subject to the service-based vesting criteria described above under the heading “Enviri Long-Term Incentive Awards” above.

(7)The amounts shown in this column reflect the actual 2025 AIP award payout (if any) for each NEO, as applicable, as approved by the Enviri MD&C Committee based on the achievement of the pre-determined financial and non-financial goals as further described in the “Compensation Discussion and Analysis” above.
(8)None of the US-based NEOs are covered under the Enviri Employees Pension Plan.
(9)Mr. Hochman received a salary increase effective November 20, 2025, due to his promotion to President and Chief Operating Officer. His new salary is $750,000. 2025 salary reported reflects actual salary paid throughout the year.
All Other Compensation
The following table summarizes the incremental cost of perquisites and other benefits provided to the NEOs in 2025, and describes the benefits included in the “All Other Compensation” column of the 2025 Summary Compensation Table:

All Other Compensation	Year	F. Nicholas Grasberger III	Tom G. Vadaketh	Russell C. Hochman	Jeffrey A. Beswick	Jennifer O. Kozak
Enviri contributions to RSIP	2025	$14,000	$14,000	$14,000	$14,000	$14,000
Dollar value of executive physical exam paid by Enviri or on Enviri’s behalf	2025	$3,750	$3,750	$3,750	$0	$0
Dollar value of life insurance premiums paid by Enviri or on Enviri’s behalf	2025	$1,718	$1,718	$1,718	$1,718	$1,718
Dollar value of health insurance premiums paid by Enviri or on Enviri’s behalf	2025	$19,713	$13,246	$15,299	$14,882	$12,923
Enviri contributions to Health Savings Account	2025	$970	$950	$1,690	$1,680	$980
Dollar value of long-term disability premiums paid by Enviri or on Enviri’s behalf	2025	$700	$700	$700	$700	$700
Enviri contributions under NQ RSIP	2025	$56,918	$29,592	$23,566	$23,628	$13,127
Total	2025	$97,769	$63,956	$60,723	$56,608	$43,448

2025 Grants of Plan-Based Awards Table
The following table sets forth information concerning grants of plan-based awards made to the NEOs during 2025:

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Stock Awards: Number of shares of Stock or Units RSUs (#)(3)	All Other Option Awards: Number of Securities or Underlying Options SARs (#)(4)	Exercise or Base Price of SAR/ Option Awards ($)	Grant Date Fair Value of Stock and SAR/Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
F. Nicholas Grasberger III
		$557,848	$1,115,696	$2,231,392
	3/4/2025				78,846	315,383	630,766				$2,327,527
	3/4/2025							157,692			$950,883
	3/4/2025								252,223	$6.03	$950,881
Tom G. Vadaketh (5)
		$260,000	$520,000	$1,040,000
	3/4/2025				22,457	89,829	179,658				$662,938
	3/4/2025							89,829			$541,669
	3/4/2025								143,679	$6.03	$541,670
Russell C. Hochman
		$215,653	$431,306	$862,612
	3/4/2025				12,435	49,741	99,482				$367,089
	3/4/2025							49,741			$299,938
	3/4/2025								79,559	$6.03	$299,937
Jeffrey A. Beswick
		$194,513	$389,025	$778,050
	3/4/2025				10,753	43,010	86,020				$317,414
	3/4/2025							43,010			$259,350
	3/4/2025								68,794	$6.03	$259,353
Jennifer O. Kozak
		$143,430	$286,861	$573,722
	3/4/2025				7,624	30,496	60,992				$225,060
	3/4/2025							30,496			$183,891
	3/4/2025								48,776	$6.03	$183,886
__________________
(1)These columns reflect 2025 AIP award opportunities for the NEOs. AIP awards were made pursuant to the 2013 Equity and Incentive Compensation Plan, as amended (the “2013 Plan”), and are described more fully in the section titled “2025 AIP Awards” above. Target estimated payouts are based on the NEO’s annual base salary rate multiplied by their target AIP percent pro-rated for their hire date or change in role. Threshold amounts represent approximately 50% of the full target values, the target is 100% of the full target values and maximum amounts represent 200% of full target values. Actual 2025 AIP payouts are disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table.
(2)These columns reflect the range of 2025 PSU award opportunities. Threshold amounts represent approximately 25% of target values, the target is 100% of the full target value, and maximum amounts represent 200% of target values. For information on the performance vesting conditions applicable to the 2025 PSUs, see the description under the heading “Enviri Long-Term Incentive Awards” above.
(3)This column reflects the RSU component of the 2025 LTIP awards granted to the NEOs under the 2013 Plan and is described more fully under the heading “Enviri Long-Term Incentive Awards” above. These RSUs will generally vest ratably on the first three anniversaries of the grant date. The value reflects the RSU’s grant date fair value as of March 4, 2025 (computed in accordance with FASB ASC Topic 718) of $6.03 for all NEOs.
(4)This column reflects the SAR component of the 2025 LTIP awards granted to the NEOs, under the 2013 Plan and is described more fully under the heading “Enviri Long-Term Incentive Awards” above. These SARs will generally vest ratably over three years and expire 10 years from the date of grant. On March 4, 2025, SARs were granted with a strike price of $6.03, Enviri’s grant date stock price, to all NEOs.
Outstanding Equity Awards at 2025 Fiscal Year-End Table
The following table sets forth information concerning the outstanding equity awards for the NEOs as of December 31, 2025:

Name	Option Awards (1)				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
F. Nicholas Grasberger III
	0	252,223	$6.03	3/4/2035
	58,696	117,393	$8.20	3/11/2034
	129,750	64,875	$7.45	3/7/2033
	118,521	0	$12.65	3/4/2032
	79,056	0	$18.58	3/1/2031
	304,908	0	$10.29	3/10/2030
	86,994	0	$22.51	3/6/2029
	93,232	0	$19.80	3/2/2028
	134,585	0	$13.70	3/3/2027
	281,570	0	$7.00	5/6/2026
					269,555	$4,830,426
							0	$0
Tom G. Vadaketh (6)
	0	143,679	$6.03	3/4/2035
	34,446	68,894	$8.20	3/11/2034
					216,920	$3,887,206
							179,658	$3,219,471
Russell C. Hochman
	0	79,559	$6.03	3/4/2035
	19,166	38,333	$8.20	3/11/2034
	40,350	20,175	$7.45	3/7/2033
	29,040	0	$12.65	3/4/2032
	19,370	0	$18.58	3/1/2031
	62,322	0	$10.29	3/10/2030
	16,165	0	$22.51	3/6/2029
	17,102	0	$19.80	3/2/2028
	19,848	0	$13.70	3/3/2027
	25,955	0	$7.00	5/6/2026
					85,651	$1,534,866
							99,482	$1,782,717
Jeffrey A. Beswick
	0	68,794	$6.03	3/4/2035
	13,613	27,227	$8.20	3/11/2034
	32,284	16,143	$9.31	5/9/2033
					69,524	$1,245,870
							0	$0
Jennifer O. Kozak (6)
	0	48,776	$6.03	3/4/2035
	11,750	23,502	$8.20	3/11/2034
	14,876	12,488	$7.45	3/7/2033
					52,585	$942,323
							0	$0

__________________
(1)These columns reflect the following awards:
(a)For Mr. Grasberger, Mr. Vadaketh, Mr. Hochman, Mr. Beswick and Ms. Kozak (the first entry in these columns), the SARs granted on March 4, 2025;
(b)For Mr. Grasberger, Mr. Vadaketh, Mr. Hochman, Mr. Beswick and Ms. Kozak (the second entry in these columns), the SARs granted on March 11, 2024;
(c)For Mr. Beswick (the third entry in these columns), the SARs granted on May 9, 2023;
(d)For Mr. Grasberger, Mr. Hochman and Ms. Kozak (the third entry in these columns), the SARs granted on March 7, 2023;
(e)For Mr. Grasberger and Mr. Hochman (the fourth entry in these columns), the SARs granted on March 4, 2022;
(f)For Mr. Grasberger and Mr. Hochman (the fifth entry in these columns), the SARs granted on March 1, 2021;
(g)For Mr. Grasberger and Mr. Hochman (the sixth entry in these columns), the SARs granted on March 10, 2020;
(h)For Mr. Grasberger and Mr. Hochman (the seventh entry in these columns), the SARs granted on March 6, 2019;
(i)For Mr. Grasberger and Mr. Hochman (the eighth entry in these columns), the SARs granted on March 2, 2018;
(j)For Mr. Grasberger and Mr. Hochman (the ninth entry in these columns), the SARs granted on March 3, 2017; and
(k)For Mr. Grasberger and Mr. Hochman (the tenth entry in these columns), the SARs granted on May 6, 2016.
SARs grants vest and become exercisable in three equal installments on the first three anniversaries of the date of grant. The exercise prices for the SARs are equal to the closing price of Enviri’s common stock on the date of grant, except for SARs granted on March 10, 2020, where the strike price was set at $10.29 and the grant date stock price was $8.05.
(2)The stock awards reflected in this column consist of:
(a)The following numbers of RSUs granted to Mr. Grasberger, Mr. Vadaketh, Mr. Hochman, Mr. Beswick and Ms. Kozak on March 4, 2025 which in each case will generally vest one-third annually over three years after the grant date: Mr. Grasberger, 157,692 RSUs; Mr. Vadaketh, 89,829 RSUs; Mr. Hochman, 49,741 RSUs; Mr. Beswick, 43,010 RSUs; Ms. Kozak, 30,496 RSUs;
(b)The remaining unvested portion of the RSUs granted to Mr. Grasberger, Mr. Vadaketh, Mr. Hochman, Mr. Beswick and Ms. Kozak on March 11, 2024, which in each case will generally vest one-third annually over three years after the grant date: Mr. Grasberger, 72,154 RSUs; Mr. Vadaketh, 42,345 RSUs; Mr. Hochman, 23,561 RSUs; Mr. Beswick, 16,735 RSUs; Ms. Kozak, 14,445 RSUs; and
(c)The remaining unvested portion of the following numbers of RSUs granted to Mr. Grasberger, Mr. Hochman and Ms. Kozak on March 7, 2023, Mr. Vadaketh on November 7, 2023 and Mr. Beswick on May 9, 2023, which in each case will generally vest one-third annually over three years after the grant date: Mr. Grasberger, 39,709 RSUs; Mr. Hochman, 12,349 RSUs; Ms. Kozak, 7,644 RSUs; Mr. Vadaketh, on November 7, 2023, 84,746 RSUs; Mr. Beswick on May 9, 2023, 9,779 RSUs.
(3)The market value was computed by multiplying the closing market price of Enviri’s stock on December 31, 2025 ($17.92) by the number of RSUs and estimated shares in the previous column.
(4)The stock awards reflected in this column consist of PSUs based on:
(a)An estimate at 200% of target performance for target grants of 44,915 and 24,871 PSUs made to Mr. Vadaketh and Mr. Hochman, respectively, on March 4, 2025 each of which will generally “cliff” vest on December 31, 2027 based on performance for the three-year period ended December 31, 2027 to be settled in shares.
(b)An estimate at 200% of target performance for target grants of 44,914 and 24,870 PSUs made Mr. Vadaketh and Mr. Hochman, respectively, on March 4, 2025 each of which will generally “cliff” vest on December 31, 2027 based on performance for the three-year period ended December 31, 2027 to settled in cash.
(5)The market value reflected in this column is based on the closing market price of Enviri’s common stock on December 31, 2025 ($17.92) multiplied by the number of PSUs (200% of the target amount) for all PSUs granted in March 11, 2024, and a market value based on the closing market price of Enviri’s common stock on December 31, 2025 ($17.92) multiplied by the number of PSUs (200% of the target amount) for all PSUs granted on March 4, 2025 for all NEOs
2025 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#) (5)	Value Realized on Exercise ($) (4)	Number of Shares Acquired on Vesting (#)(1) (2) (3)	Value Realized on Vesting ($)(4)
F. Nicholas Grasberger III	-	-	1,323,080	$28,121,395
Tom G. Vadaketh	-	-	232,952	$3,428,913
Russell C. Hochman	-	-	174,415	$2,769,132
Jeffrey A. Beswick			111,360	$2,551,244
Jennifer O. Kozak	10,100	$108,777	136,298	$2,784,799
__________________
(1)The number of shares in this column consists of the shares earned in settlement of the time-based portion of the LTIP awards, pursuant to the terms of the 2013 Plan, as follows:
(a)Mr. Grasberger’s shares consisted of three RSU grants, one grant of 22,487 RSUs vested on March 4, 2025, at a fair market value of $6.03; the second grant of 39,709 RSUs vested on March 7, 2025, at a fair market value of $6.08; and the third grant of 36,076 RSUs vested on March 11, 2025, at a fair market value of $6.06.
(b)Mr. Vadaketh’s shares consisted of two RSU grants, one grant of 21,172 RSUs vested on March 11, 2024, at a fair market value of $6.06; the second grant of 84,746 RSUs vested on November 7, 2025, at a fair market value of $12.19.

(c)Mr. Hochman’s shares consisted of three RSU grants, one grant of 5,510 RSUs vested on March 4, 2025, at a fair market value of $6.03; the second grant of 12,349 RSUs vested on March 7, 2025, at a fair market value of $6.08; and the third grant of 11,780 RSUs vested on March 11, 2025, at a fair market value of $6.06.
(d)Mr. Beswick’s shares consisted of two RSU grants, one grant of 8,367 RSUs vested on March 11, 2025, at a fair market value of $6.06; the second grant of 9,779 RSUs vested on May 9, 2025, at a fair market value of $7.05.
(e)Ms. Kozak’s shares consisted of three RSU grants, one grant of 1,740 RSUs vested on March 4, 2025, at a fair market value of $6.03; and the second grant of 7,644 RSUs vested on March 7, 2025, at a fair market value of $6.08; and the third grant of 7,222 RSUs vested on March 11, 2025, at a fair market value of $6.06.
(2)On December 31, 2025, the PSUs granted in 2023 with vesting conditioned on Enviri’s TSR performance relative to the Index for the three-year period from 2023 through 2025 ended. Enviri’s TSR for the period was at the 84th percentile of the Index, resulting in a 200% payout.
(3)On December 15, 2025, the Enviri MD&C Committee approved accelerated vesting of certain 2024 and 2025 PSUs, as further described in the “Accelerated Vesting of 2024 and 2025 PSUs for Certain NEOs” above. The details of this vesting event are as follows:
(a)Mr. Grasberger’s accelerated stock awards included two PSU grants: (i) 432,920 stock-settled PSUs (granted March 11, 2024) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout); and (ii) 630,766 PSUs (granted March 4, 2025) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout) and consisting of 50% stock-settled PSUs (315,384) and 50% cash-settled PSUs (315,382). No stock was issued in settlement of the cash-settled PSU; thus, only the realized value was reported.
(b)Mr. Vadaketh’s accelerated stock award included 127,034 stock-settled PSUs (granted March 11, 2024) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout).
(c)Mr. Hochman’s accelerated stock award included 70,682 stock-settled PSUs (granted March 11, 2024) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout).
(d)Mr. Beswick’s accelerated stock awards included two PSU grants: (i) 50,204 stock-settled PSUs (granted March 11, 2024) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout); and (ii) 86,020 PSUs (granted March 4, 2025) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout) and consisting of 50% stock-settled PSUs (43,010) and 50% cash-settled PSUs (43,010). No stock was issued in settlement of the cash-settled PSU; thus, only the realized value was reported.
(e)Ms. Kozak’s accelerated stock awards included two PSU grants: (i) 43,334 stock-settled PSUs (granted March 11, 2024) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout); and (ii) 60,992 PSUs (granted March 4, 2025) that vested on December 17, 2025, at a fair market value of $17.85 (representing a 200% performance payout) and consisting of 50% stock-settled PSUs (30,496) and 50% cash-settled PSUs (30,496). No stock was issued in settlement of the cash-settled PSU; thus, only the realized value was reported.
(4)For the RSUs, PSUs and SARs, the gross value realized on vesting was calculated using the fair market value based on the closing stock prices of Enviri’s common stock on the respective vesting dates.
(5)Ms. Kozak exercised 10,100 SARs during 2025 corresponding to the March 7, 2023 grant. The value realized at the time of the exercise was calculated by multiplying the number of SARs upon exercise by the difference between the stock price of Enviri’s common stock at the time of the transaction (10,100 times $18.22) and the closing price of Enviri’s Common Stock on the date of the grant ($7.45 grant date fair value).

2025 Nonqualified Deferred Compensation Table
The following table describes the nonqualified deferred compensation of the NEOs:

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
F. Nicholas Grasberger III
	Non-Qualified Restoration Plan	$0	$56,918	$128,800	$0	$1,040,050
Tom G. Vadaketh
	Non-Qualified Restoration Plan	$0	$29,592	$7,339	$0	$77,367
Russell C. Hochman
	Non-Qualified Restoration Plan	$0	$23,566	$54,210	$0	$372,421
Jeffrey A. Beswick
	Non-Qualified Restoration Plan	$0	$23,628	$6,091	$0	$53,547
Jennifer O. Kozak
	Non-Qualified Restoration Plan	$0	$13,127	$5,710	$0	$52,266
__________________
(1)This column reflects amounts contributed by us to the bookkeeping account maintained for each applicable NEO under the NQ RSIP. The NQ RSIP is an unfunded plan, and contributions are made in the form of credits of non-qualified deferred compensation to bookkeeping accounts maintained as a record of the benefits to which participants are entitled. The amounts reported in this column are reported as compensation for 2025 in the 2025 Summary Compensation Table under the “All Other Compensation” column.
(2)Aggregate earnings/(losses) in 2025 include (a) earnings/(losses) on the bookkeeping account maintained for the applicable NEO under the NQ RSIP, credited at the same rates of return as those applicable to the investment fund(s) selected by the NEO under the RSIP; and (b) as applicable, dividend equivalents credited to the portion of each applicable NEOs’ bookkeeping account, if any, deemed to be invested in the Enviri Corporation Stock fund under the NQ RSIP. The investment options available under the NQ RSIP are substantially consistent with those available under the RSIP. Because there were no preferential earnings/(losses) on deferred compensation during the year ended December 31, 2025, none of the amounts reported in this column are reported as compensation for 2025 in the Summary Compensation Table.
(3)Amounts reflect the value of the bookkeeping account maintained for each applicable NEO under the NQ RSIP, determined based on the value of the investment fund(s) to which such account is deemed to be allocated. The following amounts are included in the fiscal year-end balance and, for NEOs that were included in the fiscal 2024 proxy disclosure, were previously reported in the 2024 Summary Compensation Table as compensation: Mr. Grasberger, $71,399; Mr. Vadaketh, $26,773; Mr. Hochman, $32,360; Mr. Beswick, $23,287; and Ms. Kozak, $20,323. The year-end aggregate balance for the NEOs as reported on the 2024 proxy disclosure, which are included in 2024 aggregate balance, were as follows: Mr. Grasberger, $854,333; Mr. Vadaketh, $40,435; Mr. Hochman, $294,645; Mr. Beswick, $23,828; and Ms. Kozak, $33,428.
CEO Pay Ratio Disclosure
Pursuant to Section 953(b) of the Dodd-Frank Act, the SEC issued the “Pay Ratio” disclosure rule under Item 402(u) of Regulation S-K requiring registrants to disclose the ratio of annual total compensation for their Principal Executive Officer to that of the employee identified as the registrant’s median compensated individual.

It was determined that the 2025 annual total compensation of the individual identified as Enviri’s median compensated individual (excluding the CEO) was $56,850, the annual total compensation of Mr. Grasberger was $5,972,813 and the ratio between the two was 105:1.
This pay ratio was a reasonable estimate calculated in a manner consistent with SEC rules utilizing the payroll and employment records and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.
Methodology for Selecting the Median Employee
The SEC rules permit a company to use the same median employee identified in the second year of the required three-year recalculation period if there are not changes that would significantly affect the pay ratio disclosure. Enviri did not engage in any significant acquisition or divestiture activity that would significantly affect this pay ratio disclosure. As a result, the methodology to select the median employee was as follows:
October 1, 2024 was selected as the determination date and used foreign exchange rates effective on September 30, 2024. The five percent (5%) “de minimis” allowance was applied to exclude the following country from the employee population totaling 4.86%:
•Egypt: 579 employees or 4.86% of 11,908
The total population used for the “de minimis” exception prior to these exclusions is 11,908, with 3,793 being U.S. based employees, and 8,115 being non-U.S. employees. After applying the five percent (5%) “de minimis” exclusion, the total population was 11,329.
In selecting the median employee, a valid statistical sampling approach was utilized to identify a cluster of employees within 10% of the median, using a consistently applied compensation measure of annual base pay. To determine annual base pay for the hourly and part-time employee population, a reasonable set of assumptions was used to calculate the actual hours worked. From the cluster of employees at or near the median, a median employee was selected that best represented Enviri’s overall employee population.
Putting the Ratio in Context
As discussed above, pay and benefits were targeted at competitive levels based on the job duties and location of the employee.
Enviri’s workforce was global with employees located in over 30 countries around the world. The international employee footprint was driven by client needs, with most employees working at client sites outside of the United States. As such, when interpreting the pay ratio results, it is important to keep in mind that pay practices vary by country based on client contract terms, local statutory requirements, cost of living and applicable local market competitive pay practices.
Lastly, total compensation for executive officers was comprised of a significant portion that varied based on financial and Enviri stock price performance. Eighty-two-point-nine percent (82.9%) of the CEO’s total pay varied with performance while the majority of pay of the median employee, seventy-three percent (73%) was fixed base salary and overtime. The equity portion of the CEO’s pay used in the pay ratio calculation reflected his “opportunity” and the actual value of these awards varied based on stock price and performance.
Potential Payments Upon Termination or Change in Control
Enviri entered into agreements with and maintained plans that require compensation to be paid to certain NEOs in the event of a termination of employment, including as the result of a change in control.

Set forth below are tables, one for each NEO, depicting payment obligations following the potential termination of the NEO’s employment with Enviri, including as the result of a change in control. The amounts disclosed below in each table are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time that they become eligible for payment and, in the case of payments related to a change in control, would only be payable if a change in control were to occur. The tables reflect the amounts that would be payable under various change in control arrangements assuming that the termination event occurred on December 31, 2025.

Termination as a Result of
	Change in Control & Material Divestment(2)	For Cause or Voluntary(3)	Involuntary not for Cause(4)	Death or Disability(5)	Retirement(6)
Compensation
Unpaid base salary through date of termination	✓	✓	✓	✓	✓
Unpaid non-equity incentive plan compensation	✓		✓	✓	✓
Multiple of base salary and target incentive award	✓
Unpaid long-term incentives
Restricted Stock Units
Vested	✓	✓	✓	✓	✓
Unvested and accelerated(1)	✓			✓	✓
Stock Options
Vested	✓	✓	✓	✓	✓
Unvested and accelerated
Stock Appreciation Rights
Vested	✓	✓	✓	✓	✓
Unvested and accelerated(1)	✓			✓	✓
Performance Shares	✓			✓	✓
Deferred Compensation
Unpaid deferred compensation	✓	✓	✓	✓	✓
Supplemental retirement benefit plan	✓	✓	✓	✓	✓
Benefits and perquisites
Defined benefit pension plan	✓	✓	✓	✓	✓
401(k) savings plan	✓	✓	✓	✓	✓
Life insurance proceeds				✓(7)
Accrued but unpaid vacation	✓	✓	✓	✓
__________________
(1)Pursuant to the terms of each RSU and SAR award agreement, RSUs and SARs granted to the NEOs immediately vest and become non-forfeitable upon the executive’s death, disability or retirement on or after the specified retirement age (age 62) plus five years of service. RSUs and SARs granted to the NEOs under the 2013 Plan immediately vest and become non-forfeitable upon the executive’s qualifying termination following a change in control (as defined in the 2013 Plan) or a material divestment (as defined in the CIC Agreements, defined below).
(2)In accordance with the terms of the amended and restated change in control severance agreements entered into by and between us and certain of the NEOs (each, a “CIC Agreement”), Messrs. Grasberger, Vadaketh, Hochman and Beswick and Ms. Kozak, will each be entitled to the payments described below if such executive’s employment is terminated by us or by them under the circumstances described below during the 180 days prior, or the two-year period after, the date on which a “change in control” or a “material divestment” occurs (which we refer to as the “Protection Period”):
•Termination due to death or disability (as defined in the CIC Agreement): the CIC Agreement will terminate without further obligations other than those accrued or earned and vested (if applicable) as of the date of termination, including:
•the executive’s full base salary through the date of termination at the rate in effect on the date of termination or, if higher, at the highest rate in effect at any time from the 90-day period preceding the effective date of the change in control through the date of termination (the “Highest Base Salary”);
•a pro-rata target annual incentive compensation payment for the year of termination; and
•any compensation previously deferred by the executive (together with any accrued interest) and not yet paid by us and any accrued vacation pay not yet paid by us (we refer to the amounts in these three sub-bullets as the “Accrued Obligations”).
•Termination for “cause” (as defined in the CIC Agreement): the CIC Agreement will terminate without further obligations other than the obligation to pay to the executive the Highest Base Salary through the date of termination plus the amount of any compensation previously deferred by the executive (together with any accrued interest) and not yet paid by us;
•Termination by the executive other than for “good reason” (as defined in the CIC Agreement), including by reason of retirement: the CIC Agreement will terminate without further obligations other than those accrued or earned and vested (if applicable) through the date of termination, including the executive’s base salary through the date of termination at the rate in effect on the date of termination plus the amount of any compensation previously deferred by the executive (together with any accrued interest) and not yet paid by us; and
•Termination by us (other than for “cause,” death or disability) or termination by the executive for “good reason”: we shall pay the executive the aggregate of the following amounts:
•the executive’s full base salary and vacation pay accrued through the date of termination at the rate in effect on the date of termination plus pro-rated annual incentive compensation through the date of termination at the same percentage rate applicable to the calendar year immediately prior to the year in which the date of termination occurs, plus all other amounts to which the executive is entitled under any of the compensation plans, programs, practices or policies in effect at the time such payments are due;
•any compensation previously deferred by the executive (together with any accrued interest) and not yet paid by us;
•a lump sum severance payment in an amount equal to a multiple of the executive’s Highest Base Salary and target annual incentive compensation in effect for the year in which the date of termination occurs. The multiple is three times base salary and target incentive compensation in the case of Mr. Grasberger, and two times base salary and target incentive compensation in the case of Messrs. Vadaketh, Hochman and Beswick and Ms. Kozak; and
•any unvested outstanding awards granted under the 2013 Plan, subject to the change in control rules contained in the 2013 Plan and each applicable award agreement.
The payments described above and shown in the individual tables below may be subject to reduction to avoid the imposition of golden parachute excise taxes in certain cases. No downward adjustments have been estimated or reflected in the individual tables below. No NEO is entitled to a gross-up payment to offset any golden parachute excise taxes or related taxes that may be owed as a result of the NEO’s receipt of compensation from the Company.
The individual tables below set forth the present value of lump sum payments for Accrued Obligations and the other payments described above based on 2025 salaries and 2025 target annual incentive compensation, assuming the triggering event occurred on December 31, 2025 during a Protection Period.
(3)The individual tables below set forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer was terminated for cause or voluntarily on December 31, 2025 and (b) that such termination took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the NEO). In the case of a voluntary termination, both qualified pension plan and supplemental executive retirement plan benefits are payable.
(4)The individual tables below set forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer was terminated involuntarily without cause on December 31, 2025 and (b) that such termination took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the NEO).
(5)The individual tables below set forth the present value of the lump sum payments for each executive officer assuming (a) the executive’s death or disability occurred on December 31, 2025 and (b) that such death or disability took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the NEO).
(6)Life insurance proceeds are payable only in the event of the executive’s death (not disability).
(7)The individual tables below set forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer retired on December 31, 2025 and (b) that such retirement took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the NEO).

The following table describes the potential compensation upon termination or a change in control for F. Nicholas Grasberger III, Chairman & CEO, assuming such events occurred at December 31, 2025:

Termination as a Result of
Executive Benefits and Payments Upon Termination	Change in Control - Voluntary	Change in Control or Material Divestment - Involuntary not for Cause / for Good Reason	Cause or Voluntary(1)	Involuntary not for Cause	Death(2)	Disability(2)	Retirement
Compensation
Unpaid Base Salary	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Unpaid Non-Equity Incentive Plan Compensation(3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Multiple of Base Salary	-0-	$3,042,807	-0-	-0-	-0-	-0-	-0-
Multiple of Non-Equity Incentive Plan Compensation	-0-	$3,347,088	-0-	-0-	-0-	-0-	-0-
Unpaid long-term incentives (4)
RSUs (unvested and accelerated)	-0-	$4,830,426	-0-	-0-	$4,830,426	$4,830,426	$4,830,426
SARs (unvested and accelerated)	-0-	$4,819,233	-0-	-0-	$4,819,233	$4,819,233	$4,819,233
PSUs	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Deferred Compensation
NQ RSIP and Unpaid Deferred Compensation	$1,040,050	$1,040,050	$1,040,050	$1,040,050	$1,040,050	$1,040,050	$1,040,050
RSIP	$836,120	$836,120	$836,120	$836,120	$836,120	$836,120	$836,120
Benefits and perquisites
Pension	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Life Insurance Proceeds	-0-	-0-	-0-	-0-	$800,000	-0-	-0-
__________________
(1)If Mr. Grasberger were terminated during the Protection Period for cause, he would receive the payment shown for termination as a result of cause in a non-change in control scenario.
(2)The amounts payable to Mr. Grasberger due to his death or disability during the Protection Period would match the amounts payable to him for such occurrences outside of the Protection Period.
(3)Assumes all non-equity incentive plan compensation earned for 2025, as disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table, has been earned as of December 31, 2025, and thus is not additional compensation resulting from the termination scenarios described in this table.
(4)Vesting of Mr. Grasberger’s RSUs and SARs granted under the 2013 Plan would accelerate (i) in the event of a qualifying termination following a change in control or material divestment; (ii) in the event of his death or disability; or (iii) in the event of his retirement. Amounts are included under the “Retirement” column for Mr. Grasberger because he is currently retirement eligible. SARs value was calculated as the in-the-money amount as of December 31, 2025 (Enviri’s December 31, 2025 stock price ($17.92) minus the per-share strike price times the unvested SARs).

The following table describes the potential compensation upon termination or a change in control for Tom G. Vadaketh, Senior Vice President & CFO, assuming such events occurred at December 31, 2025:

Termination as a Result of
Executive Benefits and Payments Upon Termination	Change in Control - Voluntary	Change in Control or Material Divestment - Involuntary not for Cause / for Good Reason	Cause or Voluntary(1)	Involuntary not for Cause	Death(2)	Disability(2)	Retirement
Compensation
Unpaid Base Salary	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Unpaid Non-Equity Incentive Plan Compensation (3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Multiple of Base Salary	-0-	$1,300,000	-0-	-0-	-0-	-0-	-0-
Multiple of Non-Equity Incentive Plan Compensation	-0-	$1,040,000	-0-	-0-	-0-	-0-	-0-
Unpaid long-term incentives (4)
RSUs (unvested and accelerated)	-0-	$3,887,206	-0-	-0-	$3,887,206	$3,887,206	-0-
SARs (unvested and accelerated)	-0-	$2,377,933	-0-	-0-	$2,377,933	$2,377,933	-0-
PSUs	-0-	$3,219,471	-0-	-0-	$3,219,471	$3,219,471	-0-
Deferred Compensation
NQ RSIP and Unpaid Deferred Compensation	$77,367	$77,367	$77,367	$77,367	$77,367	$77,367	$77,367
RSIP	$92,840	$92,840	$92,840	$92,840	$92,840	$92,840	$92,840
Benefits and perquisites
Pension	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Life Insurance Proceeds	-0-	-0-	-0-	-0-	$800,000	-0-	-0-
__________________
(1)If Mr. Vadaketh were terminated during the Protection Period for cause, he would receive the payment shown for termination as a result of cause in a non-change in control scenario.
(2)The amounts payable to Mr. Vadaketh due to his death or disability during the Protection Period would match the amounts payable to him for such occurrences outside of the Protection Period.
(3)Assumes all non-equity incentive plan compensation earned for 2025, as disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table, has been earned as of December 31, 2025, and thus is not additional compensation resulting from the termination scenarios described in this table.
(4)Vesting of Mr. Vadaketh’s RSUs and SARs granted under the 2013 Plan would accelerate (i) in the event of a qualifying termination following a change in control or material divestment; (ii) in the event of his death or disability; or (iii) in the event of his retirement. No amounts are included under the “Retirement” column for Mr. Vadaketh because he is not currently retirement eligible. SARs value was calculated as the in-the-money amount as of December 31, 2025 (Enviri’s December 31, 2025 stock price ($17.92) minus the per-share strike price times the unvested SARs). Vesting of Mr. Vadaketh’s PSUs accelerate (i) in the event of a qualifying termination following a change in control or (ii) in the event of his death or disability, with the level of accelerated vesting based on TSR performance through the date of the change in control or the end of the year in which death or disability occurs, as applicable. The amounts related to PSU accelerated vesting assume that PSUs would accelerate at maximum level of achievement.

The following table describes the potential compensation upon termination or a change in control for Russell C. Hochman, President & Chief Operating Officer, assuming such events occurred at December 31, 2025:

Termination as a Result of
Executive Benefits and Payments Upon Termination	Change in Control - Voluntary	Change in Control or Material Divestment - Involuntary not for Cause / for Good Reason	Cause or Voluntary(1)	Involuntary not for Cause	Death(2)	Disability(2)	Retirement
Compensation
Unpaid Base Salary	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Unpaid Non-Equity Incentive Plan Compensation (3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Multiple of Base Salary	-0-	$1,500,000	-0-	-0-	-0-	-0-	-0-
Multiple of Non-Equity Incentive Plan Compensation	-0-	$1,500,000	-0-	-0-	-0-	-0-	-0-
Unpaid long-term incentives (4)
RSUs (unvested and accelerated)	-0-	$1,534,866	-0-	-0-	$1,534,866	$1,534,866	-0-
SARs (unvested and accelerated)	-0-	$1,529,786	-0-	-0-	$1,529,786	$1,529,786	-0-
PSUs	-0-	$1,782,717	-0-	-0-	$1,782,717	$1,782,717	-0-
Deferred Compensation
NQ RSIP and Unpaid Deferred Compensation	$372,421	$372,421	$372,421	$372,421	$372,421	$372,421	$372,421
RSIP	$1,241,248	$1,241,248	$1,241,248	$1,241,248	$1,241,248	$1,241,248	$1,241,248
Benefits and perquisites
Pension	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Life Insurance Proceeds	-0-	-0-	-0-	-0-	$800,000	-0-	-0-
__________________
(1)If Mr. Hochman were terminated during the Protection Period for cause, he would receive the payment shown for termination as a result of cause in a non-change in control scenario.
(2)The amounts payable to Mr. Hochman due to his death or disability during the Protection Period would match the amounts payable to him for such occurrences outside of the Protection Period.
(3)Assumes all non-equity incentive plan compensation earned for 2025, as disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table, has been earned as of December 31, 2025, and thus is not additional compensation resulting from the termination scenarios described in this table.
(4)Vesting of Mr. Hochman’s RSUs and SARs granted under the 2013 Plan would accelerate (i) in the event of a qualifying termination following a change in control or material divestment; (ii) in the event of his death or disability; or (iii) in the event of his retirement. No amounts are included under the “Retirement” column for Mr. Hochman because he is not currently retirement eligible. SARs value was calculated as the in-the-money amount as of December 31, 2025 (Enviri’s December 31, 2025 stock price ($17.92) minus the per-share strike price times the unvested SARs). Vesting of Mr. Hochman’s PSUs accelerate (i) in the event of a qualifying termination following a change in control or (ii) in the event of his death or disability, with the level of accelerated vesting based on TSR performance through the date of the change in control or the end of the year in which death or disability occurs, as applicable. The amounts related to PSU accelerated vesting assume that PSUs would accelerate at maximum level of achievement.

The following table describes the potential compensation upon termination or a change in control for Jeffrey A. Beswick, Senior Vice President and President, Clean Earth, assuming such events occurred at December 31, 2025:

Termination as a Result of
Executive Benefits and Payments Upon Termination	Change in Control - Voluntary	Change in Control or Material Divestment - Involuntary not for Cause / for Good Reason	Cause or Voluntary(1)	Involuntary not for Cause	Death(2)	Disability(2)	Retirement
Compensation
Unpaid Base Salary	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Unpaid Non-Equity Incentive Plan Compensation(3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Multiple of Base Salary	-0-	$1,037,400	-0-	-0-	-0-	-0-	-0-
Multiple of Non-Equity Incentive Plan Compensation	-0-	$778,050	-0-	-0-	-0-	-0-	-0-
Unpaid long-term incentives (4)
RSUs (unvested and accelerated)	-0-	$1,245,870	-0-	-0-	$1,245,870	$1,245,870	-0-
SARs (unvested and accelerated)	-0-	$1,221,598	-0-	-0-	$1,221,598	$1,221,598	-0-
PSUs	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Deferred Compensation
NQ RSIP and Unpaid Deferred Compensation	$53,547	$53,547	$53,547	$53,547	$53,547	$53,547	$53,547
RSIP	$106,486	$106,486	$106,486	$106,486	$106,486	$106,486	$106,486
Benefits and perquisites
Pension	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Life Insurance Proceeds	-0-	-0-	-0-	-0-	$800,000	-0-	-0-
__________________
(1)If Mr. Beswick were terminated during the Protection Period for cause, he would receive the payment shown for termination as a result of cause in a non-change in control scenario.
(2)The amounts payable to Mr. Beswick due to his death or disability during the Protection Period would match the amounts payable to him for such occurrences outside of the Protection Period.
(3)Assumes all non-equity incentive plan compensation earned for 2025, as disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table, has been earned as of December 31, 2025, and thus is not additional compensation resulting from the termination scenarios described in this table.
(4)Vesting of Mr. Beswick’s RSUs and SARs granted under the 2013 Plan would accelerate (i) in the event of a qualifying termination following a change in control or material divestment; (ii) in the event of his death or disability; or (iii) in the event of his retirement. No amounts are included under the “Retirement” column for Mr. Beswick because he is not currently retirement eligible. SARs value was calculated as the in-the-money amount as of December 31, 2025 (Enviri’s December 31, 2025 stock price ($17.92) minus the per-share strike price times the unvested SARs).

The following table describes the potential compensation upon termination or a change in control for Jennifer O. Kozak, Senior Vice President and Chief Human Resources Officer, assuming such events occurred at December 31, 2025:

Termination as a Result of
Executive Benefits and Payments Upon Termination	Change in Control - Voluntary	Change in Control or Material Divestment - Involuntary not for Cause / for Good Reason	Cause or Voluntary(1)	Involuntary not for Cause	Death(2)	Disability(2)	Retirement
Compensation
Unpaid Base Salary	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Unpaid Non-Equity Incentive Plan Compensation(3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Multiple of Base Salary	-0-	$882,648	-0-	-0-	-0-	-0-	-0-
Multiple of Non-Equity Incentive Plan Compensation	-0-	$573,721	-0-	-0-	-0-	-0-	-0-
Unpaid long-term incentives (4)
RSUs (unvested and accelerated)	-0-	$942,323	-0-	-0-	$942,323	$942,323	-0-
SARs (unvested and accelerated)	-0-	$130,749	-0-	-0-	$130,749	$130,749	-0-
PSUs	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Deferred Compensation
NQ RSIP and Unpaid Deferred Compensation	$52,266	$52,266	$52,266	$52,266	$52,266	$52,266	$52,266
RSIP	$217,930	$217,930	$217,930	$217,930	$217,930	$217,930	$217,930
Benefits and perquisites
Pension	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Life Insurance Proceeds	-0-	-0-	-0-	-0-	$800,000	-0-	-0-
__________________
(1)If Ms. Kozak were terminated during the Protection Period for cause, she would receive the payment shown for termination as a result of cause in a non-change in control scenario.
(2)The amounts payable to Ms. Kozak due to her death or disability during the Protection Period would match the amounts payable to her for such occurrences outside of the Protection Period.
(3)Assumes all non-equity incentive plan compensation earned for 2025, as disclosed in the “Non-Equity Incentive Plan Compensation” column of the 2025 Summary Compensation Table, has been earned as of December 31, 2025, and thus is not additional compensation resulting from the termination scenarios described in this table.
(4)Vesting of Ms. Kozak’s RSUs and SARs granted under the 2013 Plan would accelerate (i) in the event of a qualifying termination following a change in control or material divestment; (ii) in the event of her death or disability; or (iii) in the event of her retirement. No amounts are included under the “Retirement” column for Ms. Kozak because she is not currently retirement eligible. SARs value was calculated as the in-the-money amount as of December 31, 2025 (Enviri’s December 31, 2025 stock price ($17.92) minus the per-share strike price times the unvested SARs).

DIRECTOR COMPENSATION
Enviri’s Non-Employee Director Compensation
The general policy of Enviri’s board of directors was that compensation for Enviri non-employee directors should be competitive with similarly situated companies and should be comprised of a mix of cash and equity. The Enviri Governance Committee annually reviewed market data regarding comparable director compensation programs. This data was prepared by Enviri’s management and the Enviri MD&C Committee’s independent compensation consultant utilizing several broad board compensation studies completed within one year of the Enviri Governance Committee’s review.
The compensation structure for Enviri’s non-employee directors for 2025 was as follows:

Enviri Non-Employee Director Compensation Element	2025 Program Value
Annual Retainer:	$85,000

Lead Director Retainer (Annual):(1)	$45,000
Audit Committee Chair Retainer (Annual):(2)	$17,500
Audit Committee Member Retainer (Annual):	$10,000

MD&C Committee Chair Retainer (Annual):(2)	$17,500
MD&C Committee Member Retainer (Annual):	$10,000

Governance Committee Chair Retainer (Annual):(2)	$17,500
Governance Committee Member Retainer (Annual):	$10,000

Board of Directors and Committee Meeting Fee (Per Meeting):	(3)

Other Meetings (Per Meeting):	(3)

Telephonic Board of Directors Meeting Fee (Per Meeting):	(3)

Telephonic Committee Meeting Fee (Per Meeting):	(3)

Restricted Stock Unit Grant Value (Annual):	$130,000

Plan Participation:	Deferred Compensation Plan
__________________
(1)The lead director retainer was paid in addition to the annual retainer.
(2)Committee chair retainers were paid in lieu of, not in addition to, committee member retainers.
(3)For each board of directors or applicable committee meeting held in a given year in excess of twice the number of regularly scheduled meetings established at the beginning of such year, the non-employee directors received a per meeting fee equal to $1,500 (for in-person/telephonic board of director meetings and in-person committee meetings) or $750 (for telephonic committee meetings).
In addition to the above-listed compensation, Enviri directors were reimbursed for reasonable travel expenses related to attendance at Enviri board of directors or committee meetings.
Enviri’s board of directors previously instituted a stockholding requirement for board of directors members equal to five times the annual retainer. Enviri’s directors had five years from the date they joined Enviri’s board of directors to comply with the stockholding requirement. Vested and unvested RSUs, as well as phantom shares acquired through deferral of Enviri director fees (as described below), were included for purposes of determining compliance with Enviri director stockholding requirements. On December 31, 2025, all of Enviri’s continuing non-

employee directors who had served for at least five years were in compliance with the Enviri director stockholding requirements.
Beginning in 2016, RSUs are granted under the Enviri 2016 Non-Employee Directors’ Long-Term Equity Compensation Plan (the “Enviri Director Plan”). Each RSU under the Enviri Director Plan vested at the close of business on the earlier of (i) the first anniversary of the grant date or (ii) the annual meeting of stockholders in the year immediately following the year of grant, subject to accelerated vesting in full if service as an Enviri director terminated due to death, disability or under a mandatory retirement policy, and subject to pro rata vesting in the event of termination of service in other circumstances. In the normal course, each RSU would be settled by issuance of a share of Enviri common stock. Dividend equivalents on the RSUs are not paid prior to vesting, but were settled thereafter.
In connection with the Merger and the Spin-Off, each outstanding Enviri RSU Award held by an Enviri director will become fully vested and cancelled prior to the Holding Company Merger, and converted into the right to receive a number of net shares of Enviri common stock equal in value to the Enviri common shares subject to each award on the trading day prior to the vesting and settlement of the Enviri RSU Awards. Each share of Enviri common stock received by the Enviri director in respect of the former Enviri RSU Award will be exchanged first for a share of CE Holdings in the Holding Company Merger, and, as a result of holding a share of CE Holdings, the Enviri director will be further entitled to receive in respect of such shares of CE Holdings common stock (a) in the Distribution, one share of New Enviri common stock for every three shares of CE Holdings common stock held by them immediately after the effective time of the Holding Company Merger on the Record Date and (b) in the Merger, the Merger Consideration, in each case, in the same manner as other Enviri stockholders.
The Enviri Deferred Compensation Plan for Non-Employee Directors (the “Enviri Director Deferred Compensation Plan”) allowed each Enviri non-employee director to defer all or a portion of his or her Enviri director compensation, including RSU grants, until some future date selected by the Enviri director. Pursuant to the Enviri director’s election, the accumulated deferred compensation was held in either an interest-bearing account or an Enviri phantom share account. The interest-bearing deferred account accumulated notional interest on the account balance at a rate equal to the five-year U.S. Treasury Note yield rate in effect from time to time. Contributions to the phantom share account were recorded as notional shares of Enviri’s common stock. Deferred amounts were credited to the Enviri director’s account quarterly on the 15th of February, May, August and November. The number of phantom shares recorded was equal to the number of shares of Enviri common stock that the deferred compensation would have purchased at the market price of the stock on the day the account is credited. Dividend equivalents were earned on the phantom shares and were credited to the account as additional phantom shares. All phantom shares were non-voting and, prior to the plan’s amendment described below, payments out of the account were made solely in cash, based upon the market price of Enviri’s common stock on the first business day of the payment year. On February 18, 2026, in anticipation of the Merger and the Spin-Off, the Enviri Director Deferred Compensation Plan was amended to provide for settlement of all phantom share accounts in an equivalent number of shares of Enviri common stock. In connection with the Merger and the Spin-Off, it is expected that the Enviri Director Deferred Compensation Plan will be terminated, and that all accounts will be distributed prior to the Merger and the Spin-Off.
Enviri directors who were actively employed by Enviri received no additional compensation for serving as Enviri directors, and Enviri did not pay consulting or professional service fees to Enviri directors.

2025 Enviri Director Compensation
The table below details the compensation earned by Enviri non-employee directors for 2025:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
James F. Earl	$118,623	$129,994	—	$248,617
David C. Everitt (3)	$32,499	—	$100,000(4)	$132,499
Nicholas C. Fanandakis	$87,750	$129,994	—	$217,744
Carolann I. Haznedar	$120,498	$129,994	—	$250,492
Timothy M. Laurion	$112,998	$129,994	—	$242,992
Rebecca M. O’Mara	$112,998	$129,994	—	$242,992
Edgar M. Purvis, Jr.	$148,623	$129,994	—	$278,617
John S. Quinn	$120,498	$129,994	—	$250,492
Phillip C. Widman (3)	$23,748	—	—	$23,748
__________________
(1)Includes fees associated with chairing or sitting on an Enviri board of directors committee as well as fees relating to Enviri board of directors and committee meetings in 2025.
(2)The amounts shown in this column represent the aggregate grant date fair value of the Enviri RSUs granted to each Enviri non-employee director in 2025, computed in accordance with FASB ASC Topic 718. Each Enviri non-employee director was granted 18,309 Enviri RSUs on May 7, 2025 and the Enviri RSUs were expected to vest on May 7, 2026. The information in this column does not reflect an estimate for forfeitures, and none of these awards has been forfeited as of February 1, 2026. See Note 14, “Stock-Based Compensation” to Enviri’s audited financial statements included elsewhere in this information statement for additional information and for a discussion of the assumptions used to calculate share-based compensation expense under FASB ASC Topic 718.
(3)Mr. Everitt and Mr. Widman each retired from his service as an Enviri non-employee director as of April 24, 2025, the date of Enviri’s 2025 annual meeting of stockholders.
(4)The amount shown represents consulting fees paid to Mr. Everitt for services rendered to Enviri related to the Transactions following his resignation from the Enviri board of directors.
As of December 31, 2025, Enviri non-employee directors held the following RSUs and deferred equity awards: Mr. Earl, 33,318; Mr. Everitt, 0; Mr. Fanandakis, 18,309; Ms. Haznedar, 83,994; Mr. Laurion, 18,309; Ms. O’Mara, 18,309; Mr. Purvis, 18,309; Mr. Quinn 47,760; and Mr. Widman, 0.
New Enviri’s Non-Employee Director Compensation Policy
In connection with the Reorganization and Distribution, New Enviri intends to adopt a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of New Enviri will be eligible to receive compensation for service on our board of directors and committees of our board of directors.
We expect that our non-employee director compensation policy will provide that each of our non-employee directors will receive the following compensation for service on our board of directors:
•An annual cash retainer of $85,000 for service on our board of directors;
•An additional annual cash retainer of $45,000 for service as lead director or chair of our board of directors (in addition to the annual cash retainer for service on our board of directors as described above);
•An additional annual cash retainer of $17,500 for service as chairperson of a committee of our board of directors, or an annual cash retainer of $10,000 for service as a committee member of our board of directors (each, in addition to the annual cash retainer for service on our board of directors as described above);
•An annual grant of RSUs (“Annual Grant”) on the date of our annual stockholders’ meeting, covering the number of shares of New Enviri common stock equal to $130,000, and vesting at the close of business on the first anniversary of the applicable date of grant, subject to the non-employee director’s continuous service with us as of the applicable vesting date.

In addition, our board of directors may establish one or more programs to permit our non-employee directors the opportunity to defer receipt of their cash or equity compensation described above.
We also expect to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending our board of directors and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Prior to the Spin-Off, New Enviri did not conduct any business operations as a separate company. Accordingly, there have been no transactions since inception, and there are no currently proposed transactions, in which New Enviri was or is to be a participant and in which any related person had or will have a direct or indirect material interest that would be required to be disclosed pursuant to Item 404 of Regulation S-K, except as disclosed below. Prior to the Spin-Off, transactions involving Enviri and its directors, executive officers and other related persons have been governed by Enviri’s related person transaction policies and procedures.
Policies and Procedures on Related Party Transactions
Prior to the Distribution, our board of directors will adopt a related party transaction policy (the “Related Party Transaction Policy”) providing that the Governance Committee will review and approve or ratify transactions in excess of $120,000 in which New Enviri participates and in which any related party has or will have a direct or indirect material interest. A “related party” will include any member of our board of directors, any New Enviri executive officer, any nominee for director, any holder of more than five percent of our outstanding common stock and any of their respective immediate family members. In determining whether to approve or ratify a transaction, the Governance Committee will consider, among other factors, whether the terms of the transaction are fair to New Enviri, whether there are business purposes for New Enviri to enter into the transaction, whether the transaction would impair the independence of an outside director and whether the transaction would present an improper conflict of interests for any director or officer. In certain circumstances, approval by the full New Enviri board may also be required, including when such approval is necessary to ensure that a majority of disinterested directors consider the transaction.
Certain Related Party Transactions
Separation Agreement
See “The Holding Company Merger, Reorganization and Distribution—The Separation Agreement” for a description of the Separation Agreement.
Transition Services Agreement
See “The Holding Company Merger, Reorganization and Distribution—The Transition Services Agreement” for a description of the Transition Services Agreement.
Indemnification Agreements
Our certificate of incorporation will contain provisions limiting the liability of directors and officers and our bylaws will contain provisions providing that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board of directors.
In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. For more information, see “Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS
As of the date of this information statement, Enviri beneficially owns all of the outstanding shares of our common stock. The following table sets forth the beneficial ownership of our common stock that will be owned following the Distribution for:
•each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors following the Spin-Off; and
•all of our executive officers and directors following the Spin-Off as a group.
Beneficial ownership information in the table is as of March 1, 2026 except as noted below, and is based on 28,790,367 shares of Enviri common stock outstanding as of March 1, 2026, after giving effect to (i) the accelerated vesting and settlement of Enviri LTI Awards and settlement of non-employee director phantom shares pursuant to the terms of the Merger Agreement and (ii) the distribution ratio of one share of New Enviri common stock for every three shares of CE Holdings common stock (formerly shares of Enviri common stock).
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Enviri common stock subject to options or other rights held by such person, including RSUs and SARs, that have vested or will vest within 60 days of March 1, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Only vested SARs that were “in the money” as of March 1, 2026 are considered outstanding.

Unless otherwise indicated, the address of all listed stockholders is c/o Enviri II Corporation, Two Logan Square 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania 19103.

Name and Address of Beneficial Owner	Beneficial Ownership
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Stockholders:
BlackRock, Inc.(1) 50 Hudson Yards New York, New York 10001	4,013,174	13.9%
Neuberger Berman Group LLC(2) 1290 Avenue of the Americas New York, New York 10104	1,857,056	6.5%
Newtyn Management LLC(3) 60 East 42nd Street, 12th Floor New York, NY 10165	1,666,462	5.8%
D.E. Shaw & Co., L.P.(4) Two Manhattan West 375 Ninth Avenue, 52nd Floor New York, New York 10001	1,465,569	5.1%
Fund 1 Investments, LLC(5) 100 Carr 115 Unit 1900 Rincon, Puerto Rico 00677	1,431,532	5.0%
Davidson Kempner Capital Management(6) 520 Madison Avenue, 30th Floor New York, NY 10022	1,428,600	5.0%
Named Executive Officers and Directors:(7)
F. N. Grasberger III	683,247	2.4%
T. G. Vadaketh	227,980	*
R. C. Hochman	135,142	*
J. A. Beswick	81,518	*
J. O. Kozak	56,479	*
J. F. Earl	43,516	*
N. C. Fanandakis	6,103	*
C. I. Haznedar	31,830	*
T. M. Laurion	15,920	*
R.M. O’Mara	15,969	*
E. M. Purvis, Jr.	33,975	*
J. S. Quinn	13,379	*
All directors and executive officers as a group (13 persons)	409,412	1.4%
__________________
*Represents less than 1.0%
(1) The information for BlackRock, Inc. is derived from a Schedule 13G/A filing by such entity with the SEC on April 17, 2025. Based on its filings with the SEC, BlackRock, Inc. is expected to have sole voting power over 3,965,431 shares of New Enviri common stock and sole dispositive power over 4,013,174 shares of New Enviri common stock.
(2) The information for Neuberger Berman Group LLC is derived from a Schedule 13D/A filing by such entity and its affiliates with the SEC on March 26, 2025. Based on its filings with the SEC, Neuberger Berman Group LLC is expected to have sole voting power over 33 shares of New Enviri common stock, shared voting power over 1,430,366 shares of New Enviri common stock, sole dispositive power over 33 shares of New Enviri common stock and shared dispositive power over 1,857,056 shares of Enviri common stock.

(3) The information for Newtyn Management LLC is derived from a Schedule 13G filing by such entity with the SEC on February 17, 2026. Based on its filings with the SEC, Newtyn Management LLC is expected to have sole voting power over 1,666,462 shares of New Enviri common stock and sole dispositive power over 1,666,642 shares of New Enviri common stock.
(4) The information for D.E. Shaw & Co., L.P. is derived from a Schedule 13D filing by such entity with the SEC on December 1, 2025. Based on its filings with the SEC, D.E. Shaw & Co., L.P. is expected to have shared voting power over 1,464,769 shares of New Enviri common stock and shared dispositive power over 1,465,569 New Enviri common stock.
(5) The information for Fund 1 Investments, LLC is derived from a Schedule 13G/A filing by such entity with the SEC on February 17, 2026. Based on its filings with the SEC, Fund 1 Investments, LLC is expected to have shared voting power and shared dispositive power over 1,431,532 shares of New Enviri common stock.
(6) The information for Davidson Kempner Capital Management is derived from a Schedule 13G filing by such entity with the SEC on February 23, 2026. Based on its filings with the SEC, Davidson Kempner Capital Management is expected to have shared voting power and shared dispositive power over 1,428,600 shares of New Enviri common stock.
(7) Holdings reported for each Executive Officer and Director reflect an estimated number of shares to be issued to each individual as the result of the acceleration and settlement of all LTI Awards held prior to the Holding Company Merger, and the settlement of all non-employee director phantom shares held prior to the Holding Company Merger.

SHARES ELIGIBLE FOR FUTURE SALE
Sales or the availability for sale of substantial amounts of our shares of common stock in the public market could adversely affect the prevailing market price for such shares. Upon completion of the Distribution, we estimate that we will have outstanding an aggregate of approximately                shares of common stock.
All of our shares of common stock distributed in the Distribution will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144, which is summarized below.
We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of equity awards and other issuances relating to our Omnibus Incentive Plan and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.
Rule 144
In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of:
•one percent of the number of shares of our common stock then outstanding; or
•the average weekly trading volume of our shares of common stock on the NYSE during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.
Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.
Stock Issued Under Omnibus Incentive Plan
We intend to file a registration statement on Form S-8 under the Securities Act to register our common stock issuable under our Omnibus Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement on Form 10 of which this information statement is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, or Rule 144 restrictions applicable to our affiliates.

DESCRIPTION OF OUR CAPITAL STOCK
General
Prior to the Distribution, we will file an amended and restated certificate of incorporation (the “certificate of incorporation”) and we will adopt our amended and restated bylaws (the “bylaws”).
The following description of our capital stock summarizes the material terms and provisions of our capital stock. The following description is only a summary and it may not contain all the information that is important to you. For the complete terms of our capital stock, please refer to our certificate of incorporation and our bylaws, which are filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The terms of our capital stock may also be affected by the DGCL.
Under our certificate of incorporation, we will be authorized to issue 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. Immediately following the Distribution, we expect that approximately                shares of our common stock will be issued and outstanding, and that no shares of preferred stock will be issued and outstanding.
Common Stock
Holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock will not have cumulative voting rights.
Subject to the rights of any preferred stock, holders of our common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor, and to share ratably in assets available for distribution upon our liquidation, dissolution or winding up.
All shares of our common stock that will be outstanding at the time of the completion of the Spin-Off will be fully paid and nonassessable. Our common stock will not be subject to further calls or assessments by us. Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock.
The rights, powers, preferences and privileges of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately at the time of the completion of the Spin-Off. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, if any, of such series and the qualifications, limitations or restrictions thereof.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Potential Anti-Takeover Effects of Delaware Law
Our certificate of incorporation and bylaws and the DGCL contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are designed to, among other things, discourage coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of the Company to first negotiate with our board of directors in hopes of improving the terms of any such takeover bids. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for shares of our common stock held by stockholders.
Section 203 of the Delaware General Corporation Law
We will be subject to Section 203 of the DGCL, which restricts certain transactions and business combinations between a corporation and an interested stockholder (defined, generally, as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock) for a period of three years from the date such person becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding voting stock held by the interested stockholder), certain business transactions are prohibited, such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding voting stock held by persons who are both directors and officers or by certain employee stock plans) or if the transaction by which the interested stockholder becomes such is approved by the board of directors of the corporation prior to the date such stockholder becomes an interested stockholder.
Classified Board of Directors; Election and Removal of Directors; Filling Vacancies
Our certificate of incorporation will provide that, until our 2030 annual meeting of stockholders, our board of directors will be divided into three classes, with one class elected at each annual meeting of stockholders to serve until the 2030 annual meeting of stockholders. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Commencing with the 2030 annual meeting of stockholders, all directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and our board of directors will thereafter no longer be divided into classes.
Until the 2030 annual meeting of stockholders, our directors may only be removed for cause by affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. From and after the 2030 annual meeting of stockholders, any director or the entire board of directors may be removed, with or without cause, at any annual meeting of stockholders or at any special meeting of stockholders, the notice of which will state that the removal of a director or directors is among the purposes of the meeting, with the affirmative vote of at least a majority of the vote which all holders of common stock are entitled to cast thereon.
Under our certificate of incorporation, any vacancy on our board of directors caused by a director’s death, resignation, retirement, disqualification, removal or other cause, or an increase in the number of directors, will be filled solely by the affirmative vote of a majority of the remaining directors, regardless of the presence of a quorum, or by a sole remaining director. A director so elected by our board of directors will hold office until the next election of the class, if any, for which such director shall have been chosen and until his or her successor will have been duly elected and qualified. Our certificate of incorporation and bylaws will also provide that no decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director.

No Cumulative Voting
Under the DGCL, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws will contain provisions requiring advance notice be delivered to the Company of any business to be properly brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in bringing stockholder proposals and nominating persons for election to our board of directors. For business to be brought by a stockholder before an annual meeting (other than a stockholder proposal submitted in accordance with the requirements of SEC Rule 14a-8 promulgated under the Exchange Act), or for stockholder nominations for election to the board of directors, a stockholder generally must give notice not earlier than the close of business 120 days and no later than the close of business 90 days prior to the anniversary of the date of the preceding year’s annual meeting (subject to limited exceptions in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date). In the case of the first annual meeting following the Spin-Off, the date of the preceding year’s annual meeting will be deemed to be April 24, 2026. In the case of a special meeting of stockholders called for the purpose of election of directors, any director nomination by a stockholder must be received not later than the close of business on the 10th day following the day on which notice of the special meeting was first publicly disclosed. In each case, the stockholder’s notice must contain the information that will be required by our bylaws, and the stockholder(s) and nominee(s) must comply with the detailed information and other requirements that will be set forth in our bylaws.
Additionally, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees pursuant to the SEC’s universal proxy rule (Rule 14a-19 under the Exchange Act) must comply with the requirements of our bylaws.
Special Meetings and Written Consent
Our certificate of incorporation and bylaws will provide that a special meeting of the stockholders may only be called by the chair of our board of directors, our board of directors or our Chief Executive Officer, and must be called upon the request, in accordance with the procedures set forth in our bylaws, of stockholders representing at least 25% of the outstanding shares entitled to vote at the meeting. In addition, stockholders will not be permitted under our certificate of incorporation or bylaws to act by written consent in lieu of a meeting.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate purposes, including to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise or make such an attempt more difficult.
Forum Selection Provision
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on the Company’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of a duty (including fiduciary duty) by, or other wrongdoing by, any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders; (iii) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company arising out of or relating to any provision of the DGCL, or our certificate of incorporation or bylaws (as either may be amended and/or restated from time to time); (iv) any action, suit or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL or (vii) any action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.
Our certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and have consented to this provision.
These exclusive-forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.
Amendments of Bylaws
Our certificate of incorporation will provide the ability for our board of directors to amend our bylaws without obtaining stockholder approval and that stockholders may only amend our bylaws by affirmative vote of the holders of more than 50% of the voting power of all of the then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.
NYSE Listing
We have applied to list our common stock on the NYSE under the trading symbol “NVRI.”
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is Computershare Trust Company. The transfer agent and registrar’s address is 150 Royall St., Suite 101, Canton, Massachusetts 02021.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that he or she did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court deems proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our certificate of incorporation will provide that no director or officer of our company will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty owed to us or our stockholders, except for liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to us or our stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director in respect of unlawful dividend payments or stock redemptions or repurchases, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of us. In addition, our certificate of incorporation will provide that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of our company will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
Our certificate of incorporation will further provide that any repeal or modification of such article will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification.

Our bylaws will generally provide that we will indemnify and advance expenses for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to our receipt of an undertaking from the indemnified party as may be required under such bylaws or the Delaware General Corporation Law.
In connection with the Distribution, we will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers in certain circumstances.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Enviri
On November 22, 2024, PricewaterhouseCoopers LLP (“PwC”), Enviri’s independent registered public accounting firm for the year ended December 31, 2024, informed the audit committee of the Enviri board of directors that it was declining to stand for re-election as Enviri’s independent registered public accounting firm for the year ended December 31, 2025. PwC’s decision was not the result of any disagreement with Enviri on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
On February 20, 2025, PwC’s dismissal as Enviri’s independent registered public accounting firm and the engagement of Deloitte & Touche LLP (“Deloitte”) as Enviri’s independent registered public accounting firm for the year ending December 31, 2025, each became effective immediately after Enviri filed its Annual Report on Form 10-K for the year ended December 31, 2024.
PwC’s reports on Enviri’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2024 and 2023, and the subsequent interim period through February 20, 2025, there were (i) no disagreements between Enviri and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its report for such years, and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.
Enviri provided PwC with a copy of the foregoing disclosures and requested that PwC provide a letter addressed to the SEC stating whether it agrees with such disclosures. A copy of PwC’s letter is filed as Exhibit 16.1 to the registration statement on Form 10 of which this information statement is a part.
During Enviri’s fiscal years ended December 31, 2024 and 2023, and during the subsequent interim period through February 20, 2025, neither Enviri nor anyone on its behalf has consulted with Deloitte regarding either (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on Enviri’s consolidated financial statements, and neither a written report nor oral advice was provided to Enviri that Deloitte concluded was an important factor considered by Enviri in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” as defined in Item 304(a)(1)(iv) of Regulation S-K or a “reportable event” as defined in Item 304(a)(1)(v) of Regulation S-K.
New Enviri
As a result of the change in Enviri’s independent registered public accounting firm that occurred in November 2024 described above, on September 30, 2025, the former auditor, PwC, was engaged to audit the combined financial statements (the “Carveout Financial Statements”) of the carveout entity, New Enviri, for the fiscal years ended December 31, 2024 and 2023. Deloitte was engaged to audit the Carveout Financial Statements of New Enviri for the fiscal year ended December 31, 2025.
PwC’s report on the Carveout Financial Statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2024 and 2023, and the subsequent interim period through March 20, 2026, there were (i) no disagreements between New Enviri and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its report for such years, and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

New Enviri provided PwC with a copy of the foregoing disclosures and requested that PwC provide a letter addressed to the SEC stating whether it agrees with such disclosures. A copy of PwC’s letter is filed as Exhibit 16.2 to the registration statement on Form 10 of which this information statement is a part.
During New Enviri’s fiscal years ended December 31, 2024 and 2023, and during the subsequent interim period through February 20, 2025, neither New Enviri nor anyone on its behalf has consulted with Deloitte regarding either (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Carveout Financial Statements, and neither a written report nor oral advice was provided to New Enviri that Deloitte concluded was an important factor considered by New Enviri in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” as defined in Item 304(a)(1)(iv) of Regulation S-K or a “reportable event” as defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION
We intend to file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about registrants, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.
Our website address is enviri.com. The information on our website, however, is not, and should not be deemed to be, a part of this information statement.
This information statement is part of a registration statement on Form 10 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Whenever a reference is made in this information statement to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into the registration statement for a copy of such contract, agreement or other document. You may inspect a copy of the registration statement through the SEC’s website, as provided above.
You can request a copy of any of our filings with the SEC, at no cost, by writing or telephoning us at the following address or telephone number:
Enviri II Corporation
Attn: General Counsel
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, Pennsylvania 19103

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Enviri Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Enviri Corporation and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity for the period ended December 31, 2025, and the related notes and the schedule listed in the index appearing under Schedule II (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment - Refer to Notes 1 and 7 to the financial statements
Critical Audit Matter Description
Goodwill is tested for impairment at the reporting unit level on October 1 of each year or more frequently whenever an event or change in circumstance occurs that would require reassessment of the recoverability of the asset. In applying the goodwill impairment test, the Company performs a quantitative test for its Harsco Environmental reporting unit. As of December 31, 2025, there was $379.3 million of goodwill recorded related to the Harsco Environmental reporting unit. A quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the net book value, including goodwill. The Company’s methodology for estimating the fair value of this reporting unit utilizes a combination of the market and income approach. Under the income approach, the Company utilizes a discounted cash flow model to estimate the current fair value of the reporting unit. The principal assumptions utilized in the discounted cash flow model include future revenues, operating income margin, capital expenditures, and the discount rate. If the net book value of a reporting unit were to exceed the current fair value, then an impairment charge would be recognized as the difference between the net book value and the fair value. No impairment charges were recorded as the Harsco Environmental reporting unit had a fair value in excess of its carrying value.
The principal considerations for our determination that performing audit procedures relating to the goodwill impairment assessment of the Harsco Environmental reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of this reporting unit; (ii) a high degree of auditor judgment in evaluating the reasonableness of management’s assumptions under the discounted cash flow model, including future revenues, operating income margin, capital expenditures, and the discount rate assumptions, and, under the market approach, the selection of appropriate peer groups and market multiples; and (iii) an increased extent of effort, including the need to involve our fair value specialist.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant estimates and assumptions related to future revenues, operating income margin, capital expenditures, the discount rate, and the valuation multiples of selected guideline public companies used by management to estimate the fair value of the Harsco Environmental reporting unit included the following, among others:
•We tested the effectiveness of controls over the determination of the fair value of the Harsco Environmental reporting unit, including controls related to management’s significant estimates and assumptions of future revenues, operating income margin, capital expenditures, the discount rate, and valuation multiples of selected guideline public companies.
•We evaluated the reasonableness of management’s discounted cash flow model and future revenues, operating income margin, and capital expenditure assumptions included in the model by comparing the forecasts to:
◦Historical results.
◦Internal communications to management and the Board of Directors.
◦Forecasted information included in industry reports for the Company and certain of its peer companies.
•With the assistance of our fair value specialists, for the income approach we evaluated the reasonableness of the discount rate assumptions, including testing the underlying information supporting these assumptions and the mathematical accuracy of the calculations.
•With the assistance of our fair value specialists, for the market approach we evaluated the selection of peer groups and guideline public company market multiples and the mathematical accuracy of the calculations.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 24, 2026
We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Enviri Corporation
Opinion on the Financial Statements
We have audited the consolidated balance sheet of Enviri Corporation and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the two years in the period ended December 31, 2024 listed in the accompanying index (collectively referred to as the "consolidated financial statements").
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 20, 2025, except for the effects of the revision discussed in Note 1 to the consolidated financial statements, as to which the date is February 24, 2026.
We served as the Company’s auditor from at least 1933 to 2025. We have not been able to determine the specific year we began serving as auditor of the Company.

ENVIRI CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31 2025	December 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$103,671	$88,359
Restricted cash	21,677	1,799
Trade accounts receivable, net	267,439	262,067
Other receivables	46,930	40,439
Inventories	180,548	183,059
Current portion of contract assets	26,968	59,881
Prepaid expenses	61,996	62,435
Other current assets	11,452	14,880
Total current assets	720,681	712,919
Property, plant and equipment, net	699,664	664,292
Right-of-use assets, net	132,323	88,912
Goodwill	758,680	739,758
Intangible assets, net	273,088	298,438
Retirement plan assets	55,743	57,622
Deferred income tax assets	11,419	17,453
Other assets	57,073	55,117
Total assets	$2,708,671	$2,634,511
LIABILITIES
Current liabilities:
Short-term borrowings	$11,490	$8,144
Current maturities of long-term debt	25,874	21,004
Accounts payable	239,650	214,689
Accrued compensation	67,331	63,686
Income taxes payable	4,083	6,093
Reserve for forward losses on contracts	61,037	54,320
Current portion of advances on contracts	7,982	13,265
Derivative liabilities	20,839	1,284
Current portion of operating lease liabilities	30,077	26,001
Other current liabilities	165,661	158,194
Total current liabilities	634,024	566,680
Long-term debt	1,530,309	1,410,718
Retirement plan liabilities	26,208	27,019

(In thousands, except share and per share amounts)	December 31 2025	December 31 2024
Operating lease liabilities	104,654	64,805
Environmental liabilities	38,256	46,585
Deferred tax liabilities	21,689	32,529
Other liabilities	57,944	56,509
Total liabilities	2,413,084	2,204,845
COMMITMENTS AND CONTINGENCIES
ENVIRI CORPORATION STOCKHOLDERS' EQUITY
Common stock, par value $1.25 (issued 119,614,961 and 117,474,988 shares at December 31, 2025 and 2024, respectively)	149,519	146,844
Additional paid-in capital	273,436	255,102
Accumulated other comprehensive loss	(514,481)	(537,385)
Retained earnings	1,211,234	1,378,835
Treasury stock, at cost (38,165,463 and 37,277,211 shares at December 31, 2025 and 2024, respectively)	(864,646)	(851,881)
Total Enviri Corporation stockholders' equity	255,062	391,515
Noncontrolling interests	40,525	38,151
Total equity	295,587	429,666
Total liabilities and equity	$2,708,671	$2,634,511
See accompanying notes to consolidated financial statements.

ENVIRI CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31
(In thousands, except per share amounts)	2025	2024	2023
Revenues from continuing operations:
Service revenues	$1,988,144	$1,977,781	$1,930,848
Product revenues	252,214	365,356	435,339
Total revenues	2,240,358	2,343,137	2,366,187
Costs and expenses from continuing operations:
Cost of services sold	1,547,681	1,563,391	1,511,097
Cost of products sold	265,574	340,719	397,626
Selling, general and administrative expenses	382,005	359,388	353,985
Research and development expenses	3,050	3,961	3,458
Goodwill and other intangible asset impairment charges	—	15,866	—
Property, plant and equipment impairment charge	7,797	23,444	14,099
Remeasurement of long-lived assets	—	10,695	—
Gain on sale of businesses, net	—	(10,478)	—
Other expense (income), net	30,002	5,437	(1,591)
Total costs and expenses	2,236,109	2,312,423	2,278,674
Operating income (loss) from continuing operations	4,249	30,714	87,513
Interest income	2,191	6,795	6,809
Interest expense	(110,962)	(112,217)	(107,081)
Facility fees and debt-related income (expense)	(10,662)	(11,265)	(10,762)
Defined benefit pension income (expense)	(21,635)	(17,607)	(22,326)
Income (loss) from continuing operations before income taxes and equity income	(136,819)	(103,580)	(45,847)
Income tax benefit (expense) from continuing operations	(22,986)	(16,834)	(34,530)
Equity in income (loss) of unconsolidated entities, net	155	(10)	(761)
Income (loss) from continuing operations	(159,650)	(120,424)	(81,138)
Discontinued operations:
Income (loss) from discontinued businesses	(5,494)	(5,297)	(5,133)
Income tax benefit (expense) from discontinued businesses	1,435	1,382	1,332
Income (loss) from discontinued operations, net of tax	(4,059)	(3,915)	(3,801)
Net income (loss)	(163,709)	(124,339)	(84,939)
Less: Net loss (income) attributable to noncontrolling interests	(3,892)	(5,312)	1,977
Net income (loss) attributable to Enviri Corporation	$(167,601)	$(129,651)	$(82,962)
Amounts attributable to Enviri Corporation common stockholders:
Income (loss) from continuing operations, net of tax	$(163,542)	$(125,736)	$(79,161)
Income (loss) from discontinued operations, net of tax	(4,059)	(3,915)	(3,801)
Net income (loss) attributable to Enviri Corporation common stockholders	$(167,601)	$(129,651)	$(82,962)

	Years ended December 31
(In thousands, except per share amounts)	2025	2024	2023
Weighted-average shares of common stock outstanding	80,712	80,118	79,796
Basic earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(2.03)	$(1.57)	$(0.99)
Discontinued operations	(0.05)	(0.05)	(0.05)
Basic earnings (loss) per share attributable to Enviri Corporation common stockholders (a)	$(2.08)	$(1.62)	$(1.04)

Diluted weighted-average shares of common stock outstanding	80,712	80,118	79,796
Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(2.03)	$(1.57)	$(0.99)
Discontinued operations	(0.05)	(0.05)	(0.05)
Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders (a)	$(2.08)	$(1.62)	$(1.04)
__________________
(a) Earnings (loss) per share attributable to Enviri Corporation common stockholders is calculated based on actual amounts. As a result, these per share amounts may not total due to rounding.
See accompanying notes to consolidated financial statements.

ENVIRI CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31
(In thousands)	2025	2024	2023
Net income (loss)	$(163,709)	$(124,339)	$(84,939)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of deferred income taxes of $4,616, $(836) and $3,162 in 2025, 2024 and 2023, respectively	32,045	(46,106)	28,111
Net gain (loss) on cash flow hedging instruments, net of deferred income taxes of $922, $(1,398) and $138 in 2025, 2024 and 2023, respectively	(3,754)	4,239	(627)
Pension liability adjustments, net of deferred income taxes of $(1,397), $(5,937) and $(2,693) in 2025, 2024 and 2023, respectively	(3,531)	45,240	(2,461)
Unrealized gain (loss) on marketable securities, net of deferred income taxes of $(1), $(2) and $(2) in 2025, 2024 and 2023, respectively	3	7	5
Total other comprehensive income (loss)	24,763	3,380	25,028
Total comprehensive income (loss)	(138,946)	(120,959)	(59,911)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(5,751)	(4,084)	2,594
Comprehensive income (loss) attributable to Enviri Corporation	$(144,697)	$(125,043)	$(57,317)
See accompanying notes to consolidated financial statements.

ENVIRI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(In thousands)	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$(163,709)	$(124,339)	$(84,939)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	153,382	148,329	138,956
Amortization	30,575	31,471	32,408
Deferred income tax (benefit) expense	(3,892)	(13,153)	6,443
Equity in (income) loss of unconsolidated entities, net	(155)	10	761
Dividends from unconsolidated entities	230	321	—
Right-of-use assets	31,350	31,546	32,479
Property, plant and equipment impairment charge	7,797	23,444	14,099
Goodwill and other intangible asset impairment charges	—	15,866	—
Remeasurement of long-lived assets	—	10,695	—
Gain on sale of businesses, net	—	(10,478)	—
Stock-based compensation	21,009	16,650	12,916
Other, net	(9,016)	(13,924)	(2,749)
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:
Accounts receivable	10,195	45,372	(38,654)
Inventories	8,129	(7,642)	(6,073)
Contract assets	31,551	(11,412)	3,475
Accounts payable	7,158	(15,038)	(3,590)
Accrued interest payable	(297)	(413)	221
Accrued compensation	312	(12,477)	33,871
Advances on contracts	(16,714)	(13,210)	(14,160)
Operating lease liabilities	(31,121)	(30,945)	(31,290)
Retirement plan liabilities, net	18,704	(5,262)	(3,216)
Other assets and liabilities	5,919	12,652	23,490
Net cash provided (used) by operating activities	101,407	78,063	114,448
Cash flows from investing activities:
Purchases of property, plant and equipment	(141,279)	(136,591)	(139,025)
Proceeds from sale of businesses, net	—	57,633	—
Proceeds from sales of assets	9,772	17,057	6,991
Expenditures for intangible assets	(181)	(1,309)	(503)
Proceeds from notes receivable	—	17,023	11,238
Net proceeds (payments) from settlement of foreign currency forward exchange contracts	(18,189)	12,114	4,251
Other investing activities, net	—	—	463
Net cash used by investing activities	(149,877)	(34,073)	(116,585)
Cash flows from financing activities:
Short-term borrowings, net	3,189	(6,198)	7,027
Borrowings and repayments under Revolving Credit Facility, net	119,000	(15,000)	52,000

	Years ended December 31
(In thousands)	2025	2024	2023
Borrowings related to refinancing of Revolving Credit Facility	—	107,557	—
Repayments related to refinancing of Revolving Credit Facility	—	(107,557)	—
Repayments of Term Loan	(5,000)	(5,000)	(5,000)
Cash paid for finance leases and other long-term debt	(19,476)	(13,609)	(9,478)
Proceeds from other long-term debt	566	—	—
Dividends paid to noncontrolling interests	(3,377)	(17,095)	(5)
Purchase of noncontrolling interests	—	(1,197)	—
Contributions from noncontrolling interests	—	874	1,654
Stock-based compensation - Employee taxes paid	(12,764)	(1,885)	(1,426)
Deferred financing costs	(1,818)	(4,290)	—
Net cash (used) provided by financing activities	80,320	(63,400)	44,772
Effect of exchange rate changes on cash, including restricted cash	3,340	(15,046)	(3,115)
Net increase (decrease) in cash and cash equivalents, including restricted cash	35,190	(34,456)	39,520
Cash and cash equivalents, including restricted cash, at beginning of period	90,158	124,614	85,094
Cash and cash equivalents, including restricted cash, at end of period	$125,348	$90,158	$124,614

Supplementary cash flow information:
Purchases of property, plant and equipment included in accounts payable	$23,261	$13,158	$12,171

Reconciliation of cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheets:
Cash and cash equivalents	$103,671	$88,359	$121,239
Restricted cash	21,677	1,799	3,375
Cash and cash equivalents, including restricted cash, at end of period	$125,348	$90,158	$124,614
See accompanying notes to consolidated financial statements.

ENVIRI CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

	Enviri Corporation Stockholders' Equity
(In thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Issued	Treasury
Balances, December 31, 2022	$145,448	$(848,570)	$225,759	$1,591,448	$(567,635)	$53,600	$600,050
Net income (loss)	—	—	—	(82,962)	—	(1,977)	(84,939)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss), net of deferred income taxes of $605	—	—	—	—	25,645	(617)	25,028
Contributions from noncontrolling interests	—	—	—	—	—	1,654	1,654
Purchase of subsidiary shares from noncontrolling interest	—	—	398	—	—	(398)	—
Vesting of restricted stock units and other stock grants, net 345,195 shares	657	(1,426)	(657)	—	—	—	(1,426)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	12,916	—	—	—	12,916
Balances, December 31, 2023	146,105	(849,996)	238,416	1,508,486	(541,990)	52,257	553,278
Net income (loss)	—	—	—	(129,651)	—	5,312	(124,339)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(17,095)	(17,095)
Total other comprehensive income (loss), net of deferred income taxes of $(8,173)	—	—	—	—	4,605	(1,225)	3,380
Contributions from noncontrolling interests	—	—	—	—	—	874	874
Purchase of subsidiary shares from noncontrolling interest	—	—	775	—	—	(1,972)	(1,197)
Stock appreciation rights exercised, net 603 shares	1	(2)	(1)	—	—	—	(2)
Vesting of restricted stock units and other stock grants, net 362,339 shares	738	(1,883)	(738)	—	—	—	(1,883)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	16,650	—	—	—	16,650
Balances, December 31, 2024	146,844	(851,881)	255,102	1,378,835	(537,385)	38,151	429,666
Net income (loss)	—	—	—	(167,601)	—	3,892	(163,709)

Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(3,377)	(3,377)
Total other comprehensive income (loss), net of deferred income taxes of $4,140	—	—	—	—	22,904	1,859	24,763
Stock appreciation rights exercised, net 12,177 shares	19	(46)	(19)	—	—	—	(46)
Vesting of restricted stock units and other stock grants, net 482,220 shares	946	(1,934)	(946)	—	—	—	(1,934)
Vesting of performance share units, 757,324 net shares	1,710	(10,785)	(1,710)	—	—	—	(10,785)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	21,009	—	—	—	21,009
Balances, December 31, 2025	$149,519	$(864,646)	$273,436	$1,211,234	$(514,481)	$40,525	$295,587
See accompanying notes to consolidated financial statements.

ENVIRI CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies
Consolidation
The Consolidated Financial Statements include all accounts of Enviri Corporation (the "Company"), all entities in which the Company has a controlling voting interest and variable interest entities required to be consolidated in accordance with U.S. GAAP. Intercompany accounts and transactions have been eliminated among consolidated entities. The Company's management has evaluated all activity of the Company and concluded that subsequent events are properly reflected in the Company's Consolidated Financial Statements and the accompanying notes as required by U.S. GAAP.
Going Concern
The Company's cash flow forecasts, combined with existing cash and cash equivalents and borrowings available under the Senior Secured Credit Facilities and the AR Facility, indicate sufficient liquidity to fund the Company's operations for at least the next twelve months. As such, the Company's Consolidated Financial Statements have been prepared on the basis that it will continue as a going concern for a period extending beyond twelve months from the date the consolidated financial statements are issued. This assessment includes the expected ability to meet required financial covenants and the continued ability to draw down on the Senior Secured Credit Facilities, as described in Note 8, Debt and Credit Agreements.
Reclassifications
Reclassifications have been made to prior year amounts to conform with current year classifications. These reclassifications did not have a material impact on the Company's Consolidated Financial Statements, including the notes thereto.
Revision of Previously Issued Financial Statements
During the year ended December 31, 2025, management identified certain errors related to the measurement of certain aspects of the defined benefit pension obligation associated with the U.K. pension plan (the “Plan”) administered by the Company. The errors related to the historic application of certain provisions governing pension benefits in the actuarial estimation of the liabilities for certain acquired pension plans merged into the Plan. The errors were identified by the Company during a review of the Plan in preparation for the potential buy-out of the Plan’s liabilities by an insurance company.
Management evaluated the identified errors in accordance with ASC 250, Accounting Changes and Error Corrections, and applicable SEC guidance, including SAB 99, considering both quantitative and qualitative factors. Management concluded that the errors were not material to the Company’s previously issued consolidated financial statements for any individual period. However, due to the cumulative impact of these errors, the Company revised the prior-period financial statements.
The revisions primarily affected Retirement plan assets and Retained earnings with corresponding impacts to Defined benefit pension income (expense) and Accumulated other comprehensive income (loss). In connection with the revision, the Company also corrected other previously identified immaterial errors. The revision did not impact the Company’s previously reported net cash flows or compliance with debt covenants.

The impact of revising the Company’s Consolidated Balance Sheets for the period presented is as follows:

	December 31, 2024
(In thousands)	As Previously Reported	Revision	As Revised
ASSETS
Trade accounts receivable, net	$260,690	$1,377	$262,067
Inventories	182,042	1,017	183,059
Total current assets	710,525	2,394	712,919
Right-of-use assets, net	92,153	(3,241)	88,912
Retirement plan assets	73,745	(16,123)	57,622
Deferred income tax assets	17,578	(125)	17,453
Other assets	53,744	1,373	55,117
Total assets	$2,650,233	$(15,722)	$2,634,511

LIABILITIES
Income taxes payable	$5,747	$346	$6,093
Current portion of operating lease liabilities	26,049	(48)	26,001
Total current liabilities	566,382	298	566,680
Operating lease liabilities	67,998	(3,193)	64,805
Deferred tax liabilities	26,796	5,733	32,529
Other liabilities	55,136	1,373	56,509
Total liabilities	2,200,634	4,211	2,204,845

ENVIRI CORPORATION STOCKHOLDERS' EQUITY
Accumulated other comprehensive loss	(538,964)	1,579	(537,385)
Retained earnings	1,400,347	(21,512)	1,378,835
Total Enviri Corporation stockholders’ equity	411,448	(19,933)	391,515
Total equity	449,599	(19,933)	429,666
Total liabilities and equity	$2,650,233	$(15,722)	$2,634,511

The impact of revising the Consolidated Statements of Operations for all periods presented is as follows:

	Years Ended December 31
	2024			2023
(In thousands, except per share amounts)	As Previously Reported	Revision	As Revised	As Previously Reported	Revision	As Revised
Revenues from continuing operations:
Service revenues	$1,970,193	$7,588	$1,977,781	$1,931,712	$(864)	$1,930,848
Product revenues	372,452	(7,096)	365,356	434,308	1,031	435,339
Total revenues	2,342,645	492	2,343,137	2,366,020	167	2,366,187

Cost and expenses from continuing operations:
Cost of services sold	1,557,473	5,918	1,563,391	1,511,689	(592)	1,511,097
Cost of products sold	345,114	(4,395)	340,719	404,442	(6,816)	397,626
Totals costs and expenses	2,310,900	1,523	2,312,423	2,286,082	(7,408)	2,278,674

Operating income (loss) from continuing operations	31,745	(1,031)	30,714	79,938	7,575	87,513
Defined benefit pension income (expense)	(16,728)	(879)	(17,607)	(21,574)	(752)	(22,326)
Income from continuing operations before income taxes and equity income	(101,670)	(1,910)	(103,580)	(52,670)	6,823	(45,847)
Income tax benefit (expense) from continuing operations	(17,066)	232	(16,834)	(30,866)	(3,664)	(34,530)
Net income	(122,661)	(1,678)	(124,339)	(88,098)	3,159	(84,939)
Net income (loss) attributable to Enviri Corporation common stockholders	$(127,973)	$(1,678)	$(129,651)	$(86,121)	$3,159	$(82,962)

Amounts attributable to Enviri Corporation common stockholders:
Income (loss) from continuing operations, net of tax	$(124,058)	$(1,678)	$(125,736)	$(82,320)	$3,159	$(79,161)
Net income (loss) attributable to Enviri Corporation common stockholders	$(127,973)	$(1,678)	$(129,651)	$(86,121)	$3,159	$(82,962)

Basic earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(1.55)	$(0.02)	$(1.57)	$(1.03)	$0.04	$(0.99)
Basic earnings (loss) per share attributable to Enviri Corporation common stockholders	$(1.60)	$(0.02)	$(1.62)	$(1.08)	$0.04	$(1.04)

Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders:
Continuing operations	$(1.55)	$(0.02)	$(1.57)	$(1.03)	$0.04	$(0.99)
Diluted earnings (loss) per share attributable to Enviri Corporation common stockholders	$(1.60)	$(0.02)	$(1.62)	$(1.08)	$0.04	$(1.04)

The impact of revising the Consolidated Statements of Comprehensive Income (Loss) for all periods presented is as follows:

	Years Ended December 31
	2024			2023
(In thousands)	As Previously Reported	Revision	As Revised	As Previously Reported	Revision	As Revised
Net income (loss)	$(122,661)	$(1,678)	$(124,339)	$(88,098)	$3,159	$(84,939)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of deferred taxes	(46,424)	318	(46,106)	28,988	(877)	28,111
Pension liability adjustment, net of deferred taxes	41,683	3,557	45,240	(1,041)	(1,420)	(2,461)
Total other comprehensive income (loss)	(495)	3,875	3,380	27,325	(2,297)	25,028
Total comprehensive income (loss)	(123,156)	2,197	(120,959)	(60,773)	862	(59,911)
Comprehensive income (loss) attributable to Enviri Corporation	$(127,240)	$2,197	$(125,043)	$(58,179)	$862	$(57,317)

The impact of revising the Consolidated Statement of Cash Flows for all periods presented is as follows:

	Years Ended December 31
	2024			2023
(In thousands)	As Previously Reported	Revision	As Revised	As Previously Reported	Revision	As Revised
Cash flows from operating activities:
Net income (loss)	$(122,661)	$(1,678)	$(124,339)	$(88,098)	$3,159	$(84,939)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Deferred income tax (benefit) expense	(12,798)	(355)	(13,153)	2,965	3,478	6,443
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:
Accounts receivable	45,864	(492)	45,372	(38,487)	(167)	(38,654)
Inventories	(7,534)	(108)	(7,642)	(3,410)	(2,663)	(6,073)
Accounts payable	(15,038)	—	(15,038)	(5,090)	1,500	(3,590)
Operating lease liabilities	(30,945)	—	(30,945)	(30,698)	(592)	(31,290)
Retirement plan liabilities, net	(6,140)	878	(5,262)	(3,968)	752	(3,216)
Other assets and liabilities	10,897	1,755	12,652	28,957	(5,467)	23,490
Net cash provided (used) by operating activities	78,063	—	78,063	114,448	—	114,448
Net cash used by investing activities	(34,073)	—	(34,073)	(116,585)	—	(116,585)
Net cash (used) provided by financing activities	(63,400)	—	(63,400)	44,772	—	44,772
Effect of exchange rate changes on cash, including restricted cash	(15,046)	—	(15,046)	(3,115)	—	(3,115)
Net increase (decrease) in cash and cash equivalents, including restricted cash	(34,456)	—	(34,456)	39,520	—	39,520
Cash and cash equivalents, including restricted cash, at beginning of period	124,614	—	124,614	85,094	—	85,094
Cash and cash equivalents, including restricted cash, at end of period	$90,158	$—	$90,158	$124,614	$—	$124,614

The impact of revising the Consolidated Statements of Equity for all periods presented is as follows:

	As Previously Reported
	Enviri Corporation Stockholders' Equity
(In thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Issued	Treasury
Balances, December 31, 2022	$145,448	$(848,570)	$225,759	$1,614,441	$(567,636)	$53,600	$623,042
Net income (loss)	—	—	—	(86,121)	—	(1,977)	(88,098)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss), net of deferred income taxes of $605	—	—	—	—	27,942	(617)	27,325
Contributions from noncontrolling interests	—	—	—	—	—	1,654	1,654
Purchase of subsidiary shares from noncontrolling interest	—	—	398	—	—	(398)	—
Vesting of restricted stock units and other stock grants, net 345,195 shares	657	(1,426)	(657)	—	—	—	(1,426)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	12,916	—	—	—	12,916
Balances, December 31, 2023	146,105	(849,996)	238,416	1,528,320	(539,694)	52,257	575,408
Net income (loss)	—	—	—	(127,973)	—	5,312	(122,661)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(17,095)	(17,095)
Total other comprehensive income (loss), net of deferred income taxes of $(8,173)	—	—	—	—	730	(1,225)	(495)
Contributions from noncontrolling interests	—	—	—	—	—	874	874
Purchase of subsidiary shares from noncontrolling interest	—	—	775	—	—	(1,972)	(1,197)
Stock appreciation rights exercised, net 603 shares	1	(2)	(1)	—	—	—	(2)
Vesting of restricted stock units and other stock grants, net 362,339 shares	738	(1,883)	(738)	—	—	—	(1,883)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	16,650	—	—	—	16,650
Balances, December 31, 2024	$146,844	$(851,881)	$255,102	$1,400,347	$(538,964)	$38,151	$449,599

	Revision
	Enviri Corporation Stockholders' Equity
(In thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Issued	Treasury
Balances, December 31, 2022	$—	$—	$—	$(22,993)	$1	$—	$(22,992)
Net income (loss)	—	—	—	3,159	—	—	3,159
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	—	—
Total other comprehensive income (loss), net of deferred income taxes	—	—	—	—	(2,297)	—	(2,297)
Contributions from noncontrolling interests	—	—	—	—	—	—	—
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—
Vesting of restricted stock units and other stock grants	—	—	—	—	—	—	—
Amortization of unearned stock-based compensation, net of forfeitures	—	—	—	—	—	—	—
Balances, December 31, 2023	—	—	—	(19,834)	(2,296)	—	(22,130)
Net income (loss)	—	—	—	(1,678)	—	—	(1,678)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	—	—
Total other comprehensive income (loss), net of deferred income taxes	—	—	—	—	3,875	—	3,875
Contributions from noncontrolling interests	—	—	—	—	—	—	—
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—
Stock appreciation rights exercised	—	—	—	—	—	—	—
Vesting of restricted stock units and other stock grants	—	—	—	—	—	—	—
Amortization of unearned stock-based compensation, net of forfeitures	—	—	—	—	—	—	—
Balances, December 31, 2024	$—	$—	$—	$(21,512)	$1,579	$—	$(19,933)

	As Revised
	Enviri Corporation Stockholders' Equity
(In thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
	Issued	Treasury
Balances, December 31, 2022	$145,448	$(848,570)	$225,759	$1,591,448	$(567,635)	$53,600	$600,050
Net income (loss)	—	—	—	(82,962)	—	(1,977)	(84,939)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss), net of deferred income taxes of $605					25,645	(617)	25,028
Contributions from noncontrolling interests	—	—	—	—	—	1,654	1,654
Purchase of subsidiary shares from noncontrolling interest	—	—	398	—	—	(398)	—
Vesting of restricted stock units and other stock grants, net 345,195 shares	657	(1,426)	(657)	—	—	—	(1,426)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	12,916	—	—	—	12,916
Balances, December 31, 2023	146,105	(849,996)	238,416	1,508,486	(541,990)	52,257	553,278
Net income (loss)	—	—	—	(129,651)	—	5,312	(124,339)
Cash dividends declared:
Noncontrolling interests	—	—	—	—	—	(17,095)	(17,095)
Total other comprehensive income (loss), net of deferred income taxes of $(8,173)	—	—	—	—	4,605	(1,225)	3,380
Contributions from noncontrolling interests	—	—	—	—	—	874	874
Purchase of subsidiary shares from noncontrolling interest	—	—	775	—	—	(1,972)	(1,197)
Stock appreciation rights exercised, net 603 shares	1	(2)	(1)	—	—	—	(2)
Vesting of restricted stock units and other stock grants, net 362,339 shares	738	(1,883)	(738)	—	—	—	(1,883)
Amortization of unearned stock-based compensation, net of forfeitures	—	—	16,650	—	—	—	16,650
Balances, December 31, 2024	146,844	(851,881)	255,102	1,378,835	(537,385)	38,151	429,666
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and short-term investments that are highly liquid in nature and have an original maturity of three months or less.

Restricted Cash
The Company had restricted cash of $21.7 million and $1.8 million at December 31, 2025 and 2024, respectively, and the restrictions are primarily related to collateral provided for certain guarantees of the Company’s performance.
Accounts Receivable
Accounts receivable are stated at net realizable value, which represents the face value of the receivable, less an allowance for expected credit losses. The allowance for expected credit losses is maintained for expected lifetime losses resulting from the inability of customers to make required payments.
The Company’s expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. When required, the Company adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. The Company generally assesses future economic conditions for a period which corresponds with the contractual life of its accounts receivable. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.
Accounts Receivable Securitization Facility
Under the AR Facility, the Company and its subsidiaries continuously sell their trade receivables as they are originated to the Company’s SPE. The Company controls and, therefore, consolidates the SPE in its consolidated financial statements. The SPE transfers ownership and control of qualifying receivables to the banking counterparty to the AR Facility up to the maximum purchase commitment. The Company and its related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the receivables are no longer available to satisfy creditors of the Company or the related subsidiaries. The Company accounts for receivables sold to the banking counterparty as a sale of financial assets and derecognizes the trade receivables from the Company's Consolidated Balance Sheets.
Fees incurred for the AR Facility are deferred and are expensed over the term of the agreement. Unamortized costs are included in Other assets in the Company's Consolidated Balance Sheets and the related recognized expense is recorded in Facility fees and debt-related income (expense) on the Consolidated Statements of Operations.
Inventories
Inventories are accounted for using the average cost, first-in, first-out ("FIFO") or last-in, first-out ("LIFO") method. Inventory accounted for under the average cost and FIFO methods are stated at the lower of cost or net realizable value. Inventory accounted for under the LIFO method is stated at the lower of cost or market. See Note 5, Inventories for additional information.
Property, Plant and Equipment
Property, plant and equipment ("PP&E") is recorded at cost and depreciated over the estimated useful lives of the assets using, principally, the straight-line method. When PP&E is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are classified as held-for-sale.
Leases
The Company leases certain property and equipment under noncancelable lease agreements. The Company determines if a contract or arrangement contains a lease at inception. All leases are evaluated and classified as either an operating or finance lease. A lease is classified as a finance lease if any of the following criteria are met: (i) ownership of the underlying asset transfers to the Company by the end of the lease term; (ii) the lease contains an option to purchase the underlying asset that the Company is reasonably expected to exercise; (iii) the lease term is for a major part of the remaining economic life of the underlying asset; (iv) the present value of the sum of lease payments and any residual value guaranteed by the Company equals or exceeds substantially all of the fair value of the underlying asset; or (v) the underlying asset is of a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease that does not meet any of the finance lease classification criteria is classified as an operating lease.
Operating leases are included as Right-of-use assets, net, Current portion of operating lease liabilities, and Operating lease liabilities on the Consolidated Balance Sheets. ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company’s leases do not provide an implicit rate for use in determining the present value of future payments, the Company uses an incremental borrowing rate. This incremental borrowing rate reflects the creditworthiness of the Company for a lending period commensurate to the term of the lease, the standard lending practices related to such loans in the respective jurisdiction where the underlying assets are located and the local currency in which the lease is denominated. ROU assets also include any lease payments made prior to or at the lease commencement date and initial direct costs incurred, and may be reduced by any lease incentives received by the lessor. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term, including rent abatement periods and rent holidays. Certain of the Company's leases are subject to annual changes in an index or are subject to adjustments for which the amounts are not readily determinable at lease inception. While lease liabilities are not remeasured as a result of changes to these costs, changes are treated as variable lease payments and recognized in the period in which the obligation for those payments were incurred.
Finance leases are included as PP&E, net; Current maturities of long-term debt and Long-term debt on the Consolidated Balance Sheets. Finance lease costs are split between depreciation expense related to the asset and interest expense on the lease liability, using the effective rate charged by the lessor.
The Company has lease agreements with both lease and non-lease components, which the Company has elected to account for as a single lease component. Additionally, the Company has elected not to record short-term leases, those with expected terms of twelve months or less, on the Company's Consolidated Balance Sheets. See Note 8, Debt and Credit Agreements and Note 9, Leases for additional information on leases.
Goodwill
In accordance with U.S. GAAP, goodwill is not amortized and is tested for impairment at least annually or more frequently if indicators of impairment exist or if a decision is made to dispose of a business. Goodwill is assigned among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment for which discrete financial information is available. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include declining cash flows or operating losses at the reporting unit level, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel or a "more likely than not" expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, among others.
In applying the goodwill impairment test, the Company has the option to perform a qualitative test, a quantitative test or both. Under the qualitative test, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. If after assessing these qualitative factors, the Company determines it is “more likely than not” that the fair value of the reporting unit is less than the carrying value, the Company would perform a quantitative test.
The quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the carrying value, including goodwill. The Company uses a discounted cash flow model (“DCF model”) to estimate the current fair value of reporting units, as the Company's management believes forecasted operating cash flows are the best indicator of current fair value. A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues and operating margin growth, the weighted-average cost of capital (“WACC”), tax rates, capital spending, pension funding, the impact of business initiatives and working capital projections. These assumptions and estimates may vary significantly among reporting units. DCF models are based on approved long-range plans for the early years and historical relationships and projections for later years. WACC rates are derived from internal and external factors including, but not limited to, the average market price of the Company's stock, shares outstanding, book value of the Company's debt, the long-term risk-free interest rate, and both market and size-specific risk premiums. Due to the many variables noted above and the relative size of the Company's goodwill, differences in assumptions may have a material impact on the results of the Company's annual goodwill impairment testing. The result of the DCF model is also informed by a market approach. If the net book value of a reporting unit were to exceed the Company's determination of the current fair value, then an impairment charge would be recognized as the difference between the fair value and the carrying value. See Note 7, Goodwill and Other Intangible Assets for additional information.
Long-Lived Assets Impairments (Other than Goodwill)
Long-lived assets or asset groups are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company's policy is to determine if an impairment loss exists when it is determined that the carrying amount of the asset or asset group exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset or asset group and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value, normally as determined in either open market transactions or through the use of a DCF model. Long-lived assets or asset groups to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. See Note 7, Goodwill and Other Intangible Assets and Note 18, Other (Income) Expenses, Net for additional information.
Deferred Financing Costs
The Company has incurred debt issuance costs, which are recognized as a reduction of Long-term debt on the Consolidated Balance Sheets. Debt issuance costs are amortized and recognized over the contractual term of the related indebtedness or shorter period, if appropriate, based upon contractual terms in Interest expense on the Consolidated Statements of Operations. Whenever indebtedness is modified from its original terms, an evaluation is made whether an accounting modification or extinguishment has occurred in order to determine the accounting treatment for debt issuance costs related to the debt modification. If the evaluation results in a gain (loss) on extinguishment of debt, the amount would be included in Facility fees and debt-related income (expense) on the Consolidated Statements of Operations. If the evaluation results in a modification of debt, unamortized costs would be amortized over the new contractual term.
Revenue Recognition
The Company recognizes revenues to depict the transfer of promised services and products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services or products. Total revenues include service revenues from the Company's HE, CE and Rail segments and product revenues from the Company's HE and Rail segments.
Harsco Environmental - HE provides on-site services, under long-term contracts which may contain multiple performance obligations for material logistics, product quality improvement and resource recovery from iron, steel and metals manufacturing, and the production of aluminum dross and scrap processing systems.
•Service revenues are recognized over time as the customer simultaneously receives the benefits provided by the Company's performance. The Company utilizes an output method based on work performed, including liquid steel tons processed, weight of material handled, etc., to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by the Company. Transaction prices are based on contractual terms, which may include both fixed and variable portions. The fixed portion is recognized as earned, which is typically monthly, over the contractual period. The variable portion is recognized as services are performed and differs based on the volume of services performed. Given the long-term nature of these arrangements, most contracts permit periodic adjustment of either the variable or both the fixed and variable portions based on the changes in macroeconomic indicators, including changes in commodity prices. Transaction prices, when the standalone selling price is not directly observable, are allocated to performance obligations utilizing an expected cost plus a margin approach. Amounts are typically billed and payable on a monthly basis as services are performed.
•Product revenues are recognized at the point when control transfers to the customer. Control generally transfers at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. Transaction prices are based on contractual terms, which are generally fixed and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. Amounts are billed and payable upon completion of each transaction.
•Product revenues in the aluminum dross and scrap process systems business are generally recognized over time as control is transferred to the customer. Control transfers over time because aluminum dross and scrap systems are customized, have no alternate use and the Company has an enforceable right to payment. The Company utilizes an input method based on costs incurred ("cost-to-cost method") to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by the Company. Transaction prices are based on contractual terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. The Company may receive periodic payments associated with key milestones with any remaining consideration billed and payable upon completion of the transaction.
Clean Earth - This Segment provides specialty waste processing and beneficial reuse solutions for hazardous wastes, and soil and dredged materials.
•Revenues are recognized over time as the customer simultaneously receives the benefits provided by the Company's performance. The Company utilizes an output method based on the amount of materials received for processing to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by the Company. Transaction prices are based on contractual terms, which are principally variable based on volume and recognized as services are performed. Amounts are typically billed and payable on a monthly basis.
Harsco Rail - This business sells railway track maintenance equipment, after-market parts and safety and diagnostic equipment and provides railway track maintenance services. Certain contracts may contain multiple performance obligations, such as a sale of equipment with services and spare parts.
•For standard railway track maintenance equipment sales, revenue is recognized at the point when control transfers to the customer. Control generally transfers at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. In certain railway track maintenance equipment sales, revenue is recognized over time because such equipment is highly customized, has no alternate use and the Company has an enforceable right to payment. Rail uses the cost-to-cost method to measure progress because it is the measure that best depicts the transfer of control to the customer, which occurs as costs are incurred under the contracts. Under the cost-to-cost method, the extent of progress towards completion is based on the ratio of costs incurred to total estimated costs at completion, which includes both actual costs already incurred and the estimated costs to complete. Accounting for contracts with customers using the cost-to-cost method requires significant judgment relative to assessing risks, which may include estimating contract revenues (including estimates of variable consideration, if applicable, as well as estimating any liquidating damages or penalties related to performance), estimating contract costs (including estimating engineering costs to design the machine and the material, labor and overhead manufacturing costs to build the machine), making assumptions for schedule and technical items, properly executing the engineering and design phases consistent with customer expectations; the availability and costs of labor and material resources, productivity and evaluating whether a significant financing component is present. Due to the number of years it may take to complete certain contracts and the scope and nature of the work required to be performed on those contracts, estimating total revenues and costs at completion is inherently complicated and subject to many variables. Transaction prices are based on contracted terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing either the adjusted market assessment or expected cost plus a margin approach. For certain transactions, the Company receives periodic payments associated with key milestones. In limited instances, those payments are intended to provide financing, with such transactions being treated as including a significant financing component. Any remaining consideration is billed and payable upon completion of the transaction. Railway track maintenance equipment revenue of approximately $32.0 million, $48.5 million and $70.9 million was recognized using the cost-to-cost method in 2025, 2024, and 2023, respectively.
•For after-market parts sales and safety and diagnostics equipment, revenue is recognized at the point when control transfers to the customer. Control generally transfers to the customer at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. Transaction prices are based on contracted terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. Amounts are billed and payable upon completion of each contract.
•For railway track maintenance services, revenue is recognized over time as the customer simultaneously receives the benefits provided by the Company's performance. The Company utilizes an appropriate output method based on work performed, including footage, miles, shifts worked, etc., to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by the Company. Transaction prices are based on contracted terms, which are generally variable. The variable portion is recognized as services are performed and differs based on the value of services. Given the long-term nature of these arrangements, most contracts permit periodic adjustment based on the changes in macroeconomic indicators. Transaction prices, when the standalone selling price is not directly observable, are allocated to performance obligations utilizing an expected cost plus a margin approach. Amounts are typically billed and payable on a monthly basis as services are performed.
The Company has elected to utilize the following practical expedients on an ongoing basis:
•The Company has not adjusted the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers the promised good or services to the customer and when the customer pays for that good or service would be one year or less; and
•The Company has elected to exclude disclosures related to unsatisfied performance obligations where the related contract has a duration of one year or less; or where the consideration is entirely variable. Accordingly, the Company's disclosure related to unsatisfied performance obligations in Note 17, Revenue Recognition is limited to the fixed portion of fees related to revenues from services and products in HE and Rail.
Taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Additionally, in certain contracts, the Company facilitates shipping and handling activities after control has transferred to the customer. The Company has elected to record all shipping and handling activities as costs to fulfill a contract. In situations where the shipping and handling costs have not been incurred at the time revenue is recognized, the respective shipping and handling costs are accrued.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net income (loss) in the period that includes the enactment date.

The Company records deferred tax assets to the extent that the Company believes that these assets will more likely than not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial results. If the Company determines that it will not be able to realize deferred income tax assets in the future, a valuation allowance is recorded. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard for realization, the valuation allowance would be reduced accordingly in the period that such a conclusion is reached.
The Company prepares and files tax returns based on interpretation of tax laws and regulations and records its provision for income taxes based on these interpretations. Uncertainties may exist in estimating the Company's tax provisions and in filing tax returns in the many jurisdictions in which the Company operates, and as a result these interpretations may give rise to an uncertain tax position. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. Each subsequent period, the Company determines if existing or new uncertain tax positions meet a more likely than not recognition threshold and adjusts accordingly.
The Company recognizes interest and penalties related to unrecognized tax benefits within Income tax expense in the accompanying Consolidated Statements of Operations. Liabilities for uncertain tax positions are included in Other liabilities on the Consolidated Balance Sheets.
The significant assumptions and estimates described in the preceding paragraphs are important contributors to the effective tax rate each year.
See Note 11, Income Taxes for additional information.
Accrued Insurance and Loss Reserves
The Company retains a significant portion of the risk for certain U.S. workers' compensation, U.K. employers' liability, automobile, general and product liability losses. Insurance reserves have been recorded that reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income (loss) in the period determined. During the years ended December 31, 2025, 2024 and 2023, the Company recorded insurance reserve adjustments that increased (decreased) pre-tax insurance expense from continuing operations for self-insured programs by $0.6 million, $(1.1) million and $1.6 million, respectively. At December 31, 2025 and 2024, the Company has recorded liabilities of $36.9 million and $30.3 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balances at December 31, 2025 and 2024 were $9.8 million and $5.9 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been included in Other current liabilities, with the remainder included in Other liabilities on the Company's Consolidated Balance Sheets.
Foreign Currency Translation
The financial statements of the Company's subsidiaries outside the U.S., except for Turkey and Argentina, in which the functional currency of these entities is the U.S. dollar as a result of being located in highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates at the balance sheet date. Resulting translation adjustments are recorded in the cumulative foreign currency translation adjustment account, a separate component of AOCI, on the Consolidated Balance Sheets. Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in Operating income from continuing operations. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in Operating income from continuing operations.

Financial Instruments and Hedging
The Company has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.
The Company executes foreign currency exchange forward contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for 90 days or less; however, where appropriate, longer-term contracts may be utilized. For those contracts that are designated as qualified cash flow hedges, gains or losses are recorded in AOCI on the Consolidated Balance Sheets.
The Company uses interest rate swaps in conjunction with certain debt issuances in order to secure a fixed interest rate. The interest rate swaps are recorded on the Consolidated Balance Sheets at fair value, with changes in value attributed to the effect of the swaps’ interest spread and changes in the credit worthiness of the counter-parties recorded in AOCI.
Amounts recorded in AOCI on the Consolidated Balance Sheets are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (e.g., the cash flows related to contracts to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). The Company also enters into certain forward exchange contracts that are not designated as hedges. Gains and losses on these contracts are recognized in the Consolidated Statements of Operations based on changes in fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized concurrently in the Consolidated Statements of Operations.
See Note 15, Financial Instruments, for additional information.
Earnings Per Share
Basic earnings per share are calculated using the weighted-average shares of common stock outstanding, while diluted earnings per share reflect the dilutive effects of stock-based compensation. Dilutive securities are not included in the computation of loss per share when the Company reports a net loss from continuing operations, as the impact would be anti-dilutive. All share and per share amounts are restated for any stock splits and stock dividends that occur prior to the issuance of the financial statements. See Note 13, Capital Stock for additional information.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
2. Recently Adopted and Recently Issued Accounting Standards
The following accounting standards were adopted in 2025:
For the year ended December 31, 2025, the Company adopted changes issued by FASB, which require greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid for each annual reporting period. The Company applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. The adoption of these changes did not have any material impact on the Company's Consolidated Financial Statements. See Note 11, Income Taxes for details.

The following accounting standards have been issued and become effective for the Company at a future date:
In December 2025, the FASB issued an update that provides authoritative guidance on the recognition, measurement and presentation of government grants received by business entities. This update defines government grants and establishes recognition criteria and disclosure requirements. This update becomes effective starting with the Company's annual financial statements for the year ended December 31, 2028 and includes the interim periods within each annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the Company's financial statements.
In July 2025, the FASB issued guidance that provides an optional practical expedient for estimating future credit losses based on current accounts receivable and current contract assets that arise from certain contracts with customers. This becomes effective for annual reporting periods beginning after the year ended December 2025 and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that this change will have on the Company's financial statements.
In November 2024, the FASB issued changes which require disaggregated disclosure of income statement expenses within the footnotes to the financial statement for each interim and annual reporting period. The changes become effective starting with the Company's annual financial statements for the year ended December 31, 2027 and will be in effect for the Company's interim financial statements after December 31, 2027. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that this change will have on the Company's disclosures.
3. Discontinued Operations and Dispositions
Harsco Environmental Segment
On April 1, 2024, the Company completed the sale of Performix, a subsidiary of HE, for $17.5 million, subject to normal post-closing adjustments, and recognized a gain on the sale of $1.8 million (or approximately $1.3 million after-tax). The most material classes of assets on the date of the sale were Accounts receivable of $4.7 million and Goodwill of $5.3 million.
On August 29, 2024, the Company completed the sale of Reed, a subsidiary of HE, for $45.0 million subject to normal post-closing adjustments, and recognized a gain on sale of $8.7 million (or approximately $2.8 million after-tax). The most material classes of assets and liabilities on the date of the sale were Trade accounts receivable, net of $9.9 million, Inventories of $7.1 million, Property, plant and equipment ("PP&E") net of $10.7 million, Goodwill of $13.7 million and Accounts payable of $6.9 million.
Other
Discontinued operations include costs directly attributable to retained contingent liabilities of other previously disposed businesses.
4. Trade Accounts Receivables and Other Receivables*
Accounts receivable consist of the following:

(In thousands)	December 31 2025	December 31 2024
Trade accounts receivable	$278,488	$277,181
Less: Allowance for expected credit losses	(11,049)	(15,114)
Trade accounts receivable, net	$267,439	$262,067
Other receivables (a)	$46,930	$40,439
_______________________
(a)Other receivables include employee receivables, insurance receivable, tax claims and refunds and other miscellaneous receivables not included in Trade accounts receivable, net.

The provision for expected credit losses related to trade accounts receivable was as follows:

	Years Ended December 31
(In thousands)	2025	2024	2023
Change in provision for expected credit losses	$(3,226)	$2,821	$7,042
At December 31, 2025, $8.2 million of the Company's trade accounts receivable were past due by twelve months or more, with $6.1 million of this amount reserved. The change in provision for credit losses during 2025 includes recoveries totaling of $3.4 million of a previously reserved balance for an HE customer who had become insolvent in the fourth quarter of 2024. The 2024 reserve was $3.7 million.
Accounts Receivable Securitization Facility
In June 2022, the Company and its SPE entered into an AR Facility with PNC Bank, National Association ("PNC") to accelerate cash flows from trade accounts receivable. On October 1, 2024, the Company renewed the AR Facility for a three-year term expiring in October 2027. The maximum purchase commitment by PNC was $150.0 million as of December 31, 2024 and was increased to $160.0 million, as amended in February 2025.
The total outstanding balance of trade receivables that have been sold and derecognized by the SPE is $160.0 million as of December 31, 2025. The SPE owned $47.5 million and $63.8 million of the Company's trade receivables as of December 31, 2025 and 2024, respectively, which are included in the caption Trade accounts receivable, net, on the Consolidated Balance Sheets.
In 2022, the Company capitalized fees of $1.8 million related to the AR Facility, which are amortized into Facility fees and debt-related income (expense) on a straight-line basis over the AR Facility term on the Consolidated Statements of Operations. In 2024, the Company capitalized fees of $0.4 million related to the renewal of the AR Facility which will be amortized into Facility fees and debt-related income (expense) over the new term on a straight-line basis. These deferred fees totaled $0.3 million, $0.5 million and $0.6 million for the years ended December 31, 2025, 2024, and 2023, respectively and are reflected in Facility fees and debt-related income (expense) in the Consolidated Statements of Operations. For the years ended December 31, 2025, 2024, and 2023, the Company incurred AR facility expenses of $8.9 million, $9.5 million, and $9.1 million, respectively, which were reflected in Facility fees and debt-related income (expense) in the Consolidated Statements of Operations.
Factoring Arrangements
The Company maintains factoring arrangements with a financial institution to sell certain accounts receivable that are also accounted for as a sale of financial assets. The following table reflects balances for net amounts sold and program capacities for the arrangements:

(In millions)	December 31 2025	December 31 2024
Net amounts sold under factoring arrangements	$16.4	$13.3
Program capacities	21.1	18.6
Note Receivable
In January 2020, the Company sold IKG for $85.0 million including cash and a note receivable, subject to post-closing adjustments. The note receivable from the buyer has a face value of $40.0 million, bearing interest at 2.50%, that is paid in kind and matures on January 31, 2027. Due to a change in control of the ownership of IKG during 2024, prepayment of the note was required, as defined in the note receivable agreement. As such, the Company received a payment of $17.0 million in 2024, resulting in a pre-tax gain of $2.7 million reflected in the caption Interest income on the Consolidated Statement of Operations.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements:".

5. Inventories*
Inventories consist of the following:

(In thousands)	December 31 2025	December 31 2024
Finished goods	$11,057	$14,344
Work-in-process	13,679	15,629
Raw materials and purchased parts	107,056	108,381
Stores and supplies	48,756	44,705
Total inventories	$180,548	$183,059
Valued at lower of cost or market:
LIFO basis	$92,939	$96,680
FIFO basis	22,306	19,761
Average cost basis	65,303	66,618
Total inventories	$180,548	$183,059
Inventories valued on a LIFO basis at December 31, 2025 and December 31, 2024 were approximately $24 million and $21 million, respectively, less than the amounts of such inventories valued at current costs. During 2024, as a result of reducing certain inventory quantities valued on a LIFO basis, loss from continuing operations decreased from that which would have been recorded on a FIFO basis by $2.6 million. There was no significant impact on loss from continuing operations as a result of reducing certain inventory quantities valued on a LIFO basis during 2025 or 2023.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
6. Property, Plant and Equipment, Net
PP&E consist of the following:

(In thousands)	Estimated Useful Lives	December 31 2025	December 31 2024
Land and improvements	5-20 years	$95,324	$94,551
Buildings and improvements (a)	10-30 years	250,452	225,688
Machinery and equipment (b)	3-20 years	1,731,009	1,576,298
Uncompleted construction	—	47,837	53,441
Gross property, plant and equipment		2,124,622	1,949,978
Less: Accumulated depreciation		(1,424,958)	(1,285,686)
Property, plant and equipment, net		$699,664	$664,292
__________________
(a)Buildings and improvements include leasehold improvements that are amortized over the shorter of their useful lives or the term of the lease.
(b)Includes information technology hardware and software.
In 2025, the Company recorded an impairment charge of $7.8 million related to its decision to exit a downstream products business in France, which is included in the caption Property, plant and equipment impairment charge in the Consolidated Statements of Operations.
In 2024, due to lower revenue projections at an HE location in the United States, the Company performed testing which determined that the undiscounted future cash flows were lower than the net book value of the assets at the location. The assets primarily included machinery and equipment along with other PP&E. The Company used a

DCF model to estimate the current fair value of the PP&E (Level 3). As a result of this test, the fair value was less than book value and an impairment charge of $13.9 million was recorded, which is included in the caption Property, plant and equipment impairment charge in the Consolidated Statements of Operations.
In 2024, an impairment charge of $9.5 million was recorded at an HE location in the Middle East due to a change in the expected long-term use of the asset which is included in the caption Property, plant and equipment impairment charge in the Consolidated Statements of Operations.
In 2023, the Company recorded an impairment charge of $14.1 million related to abandoned equipment at a customer site of HE China, which is included in the caption Property, plant and equipment impairment charge in the Consolidated Statements of Operations.
7. Goodwill and Other Intangible Assets
Goodwill by Reportable Segment
The following table reflects the changes in carrying amounts of goodwill by each reporting unit for the years ended December 31, 2025 and 2024:

(In thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Consolidated Totals
Balance at December 31, 2023	$388,653	$379,299	$13,026	$780,978
Changes to goodwill (a)	(19,031)	—	—	(19,031)
Goodwill impairment	—	—	(13,026)	(13,026)
Foreign currency translation	(9,163)	—	—	(9,163)
Balance at December 31, 2024	360,459	379,299	—	739,758
Foreign currency translation	18,922	—	—	18,922
Balance at December 31, 2025	$379,381	$379,299	$—	$758,680
__________________
(a)The changes to goodwill relate to the divestitures of the Performix and Reed businesses.
The Company's methodology for determining the fair value for its reporting units is described in Note 1, Summary of Significant Accounting Policies. The Company tests for goodwill impairment annually as of October 1, or more frequently if indicators of impairment exist or a decision is made to dispose of a business.
The performance of the Company's 2025 annual quantitative impairment test of Harsco Environmental and qualitative assessment of Clean Earth did not result in impairment of the Company's goodwill. The performance of the Company's 2024 annual quantitative impairment tests did not result in impairment of the Company's goodwill for Harsco Environmental or Clean Earth. See Note 1, Summary of Significant Accounting Policies, for the Company's methodology for determining reporting unit fair value. Due to lower projections, this testing resulted in the Company recorded a goodwill impairment charge of $13.0 million for the Rail reporting unit which is included in Goodwill and other intangible asset impairment charges on the Consolidated Statement of Operations for the year-ended December 31, 2024. This charge had no impact on the Company's cash flows or compliance with debt covenants.

Intangible Assets
Net intangible assets totaled $273.1 million and $298.4 million at December 31, 2025 and 2024, respectively. The following table reflects these intangible assets by major category:

	December 31, 2025		December 31, 2024
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	$98,737	$78,791	$95,251	$69,795
Permits	310,273	98,975	310,236	82,799
Technology related	24,508	19,647	22,880	17,477
Trade names	31,808	17,903	31,514	15,142
Air rights	26,139	4,390	26,139	3,979
Patents	182	175	162	148
Non-compete agreement	—	—	2,500	2,500
Other	3,104	1,782	3,457	1,861
Total	$494,751	$221,663	$492,139	$193,701
In 2024, due to the loss of a customer in Europe for HE, the Company recorded a $2.8 million charge to fully impair the value of a related customer relationship intangible asset, which is included in Goodwill and other intangible asset impairment charges on the Consolidated Statement of Operations.
Amortization expense for intangible assets was $26.6 million, $27.3 million and $28.9 million for 2025, 2024 and 2023, respectively. Intangible assets are principally amortized using the straight-line method over the estimated useful life, except for the air rights, which are amortized based on usage. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.

(In thousands)	2026	2027	2028	2029	2030
Estimated amortization expense (a)	$26,800	$25,000	$23,600	$23,000	$20,800
__________________
(a)These estimated amortization expense amounts do not reflect the potential effect of future foreign currency exchange rate fluctuations.
8. Debt and Credit Agreements
The Company's long-term debt consists of the following:

(In thousands)	December 31 2025	December 31 2024
Senior Secured Credit Facilities (a):
Term Loan with an interest rate of 6.08% and 6.72% at December 31, 2025 and 2024, respectively	$477,500	$482,500
Revolving Credit Facility with an average interest rate of 6.34% and 6.49% at December 31, 2025 and 2024, respectively	526,000	407,000
5.75% Senior Notes	475,000	475,000
Other financing payable (including finance leases) in varying amounts due principally through 2030 with a weighted-average interest rate of 7.24% and 7.14% at December 31, 2025 and 2024, respectively	88,501	79,917
Total debt obligations	1,567,001	1,444,417
Less: deferred financing costs	(10,818)	(12,695)
Total debt obligations, net of deferred financing costs	1,556,183	1,431,722
Less: current maturities of long-term debt	(25,874)	(21,004)
Long-term debt	$1,530,309	$1,410,718

__________________
(a)The current portion of long-term debt related to the Senior Secured Credit Facilities was $5.0 million with the remainder reflected as Long-term debt at December 31, 2025 and 2024.
The maturities of long-term debt for the four years following December 31, 2026 are as follows:

(In thousands)
2027	$500,000
2028	485,040
2029	538,892
2030	10,575
Cash payments for interest on debt were $107.9 million, $109.5 million and $101.5 million in 2025, 2024 and 2023, respectively.
On February 23, 2026, the Company amended its Senior Secured Credit Facilities to extend the maturity date of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026 and (ii) the date on which the Company's Clean Earth segment is sold to Veolia Environnement S.A., a French société anonyme, ("Veolia") in connection with the Company's Agreement and Plan of Merger, dated November 20, 2025, by and among the Company, CLEH, Inc. ("CLEH"), a direct wholly owned subsidiary of the Company, Enviri LLC, a direct wholly owned subsidiary of CLEH, Veolia and Enviri II Corporation, a direct wholly owned subsidiary of Enviri Corporation.
On November 5, 2025, the Company entered into an amendment to the Credit Agreement to, among other things, modify certain levels of its total Net Debt to Consolidated Adjusted EBITDA ratio covenant and permit a distribution of the Company’s Clean Earth business, together with certain related transactions, including repayments of certain of the Company's existing indebtedness. The Company obtained the amendment because its forward-looking projections indicated that it may not meet the minimum level required by the net leverage coverage ratio and to allow for the strategic alternatives it is currently evaluating. As a result of this amendment, the total Net Debt to Consolidated Adjusted EBITDA ratio covenant was set to 5.25x for the quarter ended December 31, 2025, 5.50x for the quarters ended March 31, 2026, June 30, 2026 and September 30, 2026, 5.00x for the quarter ended December 31, 2026 and 4.50x for the quarter ended March 31, 2027. After giving effect to the distribution of the Company’s Clean Earth business, the total Net Debt to Consolidated Adjusted EBITDA ratio covenant will be set at 3.00x. The Company expects that it will maintain compliance with the amended covenants based on current forecasts. The Company capitalized $1.8 million of fees incurred related to the amendment.
In February 2025, the Company entered into an amendment to the credit agreement to reset the levels of its covenants, among other changes. As a result of this amendment, the total Net Debt to Consolidated Adjusted EBITDA ratio covenant was set to 5.00x for the quarter ended September 30, 2025, and then decreases every six months by 0.25x until reaching 4.00x for the quarter ended June 30, 2027 and thereafter. These covenants were amended as noted in the preceding paragraph. The interest coverage ratio was set to a minimum 2.50x for each quarter ended after December 31, 2024.
In September 2024, the Company amended its Senior Secured Credit Facilities to, among other things, extend the term of the Revolving Credit Facility to September 5, 2029 and adjust the limit to $625.0 million. In addition, the Company retained $50.0 million of its existing revolving commitments which mature on March 10, 2026. The extended Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 75 to 125 basis points over base rate or 175 to 225 basis points over SOFR and the existing Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 50 to 175 basis points over base rate or 150 to 275 basis points over SOFR, in each case, subject to zero floor. The Company expensed $0.3 million of previously recorded deferred financing costs and capitalized $4.4 million of fees incurred related to the amendment.
At December 31, 2025, the Company was in compliance with all covenants for its Senior Secured Credit Facilities, as amended in February 2025, as the total Net Debt to Consolidated Adjusted EBITDA ratio was 4.93x and the total interest coverage ratio was 2.79x. Based on balances and covenants in effect at December 31, 2025, the

Company could increase Net Debt by $95.2 million and still be in compliance with these debt covenants. Alternatively, Consolidated Adjusted EBITDA could decrease by $18.1 million or interest expense could increase by $12.4 million and the Company would remain in compliance with these covenants.
The Company believes it will continue to maintain compliance with these amended covenants based on its current outlook. However, the Company's estimates of compliance with these covenants could change in the future with a deterioration in economic conditions including softness in certain markets, changes to tariffs, higher than forecasted interest rate increases, the timing of working capital including the collection of receivables, an inability to realize increased pricing and implement cost reduction initiatives that mitigate the impacts of inflation and other factors that may adversely impact its compliance with covenants.
The Company's Credit Agreement imposes certain restrictions including, but not limited to, restrictions as to types and amounts of debt of liens that may be incurred by the Company; limitations on increases in dividend payments; limitations on repurchases of the Company's stock and limitations on certain acquisitions by the Company.
With respect to the Senior Secured Credit Facilities, the obligations of the Company are guaranteed by substantially all of the Company’s current and future wholly-owned domestic subsidiaries (“Guarantors”). All obligations under the Senior Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the Guarantors.
The Credit Agreement requires certain mandatory prepayments of the Term Loan, subject to certain exceptions, based on net cash proceeds of certain sales or distributions of assets, as well as certain casualty and condemnation events, in some cases subject to reinvestment rights and certain other exceptions; net cash proceeds of any issuance of debt, excluding permitted debt issuances; and a percentage of excess cash flow, as defined by the Credit Agreement, during a fiscal year.
Facility Fees and Debt-Related Income (Expense)
The components of the Consolidated Statements of Operations caption Facility fees and debt-related income (expense) were as follows:

	Years Ended December 31
(In thousands)	2025	2024	2023
Gain (loss) on extinguishment of debt	$—	$(325)	$—
Unused debt commitment and amendment fees	(775)	—	(12)
Securitization and factoring fees	(9,887)	(10,940)	(10,750)
Facility fees and debt-related income (expense)	$(10,662)	$(11,265)	$(10,762)
Revolving Credit Facility
The following table shows the amount outstanding under the Revolving Credit Facility and available credit at December 31, 2025.

	December 31, 2025
(In thousands)	Facility Limit	Outstanding Balance	Outstanding Letters of Credit	Available Credit
Revolving Credit Facility	$675,000	$526,000	$24,587	$124,413
Other
Short-term borrowings totaled $11.5 million and $8.1 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, Short-term borrowings consisted primarily of bank overdrafts and other third-party debt. The weighted-average interest rate for short-term borrowings at December 31, 2025 and 2024 was 6.85% and 6.09%, respectively.

9. Leases*
The components of lease expense were as follows:

(In thousands)	2025	2024	2023
Finance leases:
Depreciation expense	$18,046	$12,785	$7,957
Interest on lease liabilities	6,204	4,318	2,036
Operating leases	39,345	38,438	37,206
Variable and short-term leases	54,909	54,739	54,696
Sublease income	(16)	(7)	(7)
Total lease expense	$118,488	$110,273	$101,888
Supplemental cash flow information related to leases was as follows:

(In thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows used by operating activities - Operating leases	$39,682	$37,120	$37,880
Cash flows used by operating activities - Finance leases	6,301	4,203	1,914
Cash flows used by financing activities - Finance leases	18,963	12,316	7,736
ROU assets obtained in exchange for lease obligations:
Operating leases	$69,365	$21,895	$24,497
Finance leases	25,905	49,316	27,128
Supplemental balance sheet information related to leases was as follows:

(In thousands)	2025	2024
Operating Leases:
Operating lease ROU assets	$132,323	$88,912
Current portion of operating lease liabilities	30,077	26,001
Operating lease liabilities	104,654	64,805
Finance Leases:
Property, plant and equipment, net	$83,239	$73,734
Current maturities of long-term debt	20,586	16,004
Long-term debt	67,459	63,913
Supplemental additional information related to leases was as follows:

	2025	2024
Other information:
Weighted average remaining lease term - Operating leases (in years)	6.85	6.31
Weighted average remaining lease term - Finance leases (in years)	4.63	5.27
Weighted average incremental borrowing rate - Operating leases	7.3%	6.7%
Weighted average incremental borrowing rate - Finance leases	7.3%	7.2%

Maturities of lease liabilities were as follows:

(In thousands)	Operating Leases	Finance Leases
Year Ending December 31:
2026	$38,591	$26,236
2027	31,115	24,131
2028	23,581	20,448
2029	17,416	14,706
2030	13,126	11,465
After 2030	50,479	7,004
Total lease payments	174,308	103,990
Less: Imputed interest	(39,577)	(15,945)
	$134,731	$88,045
The Company's leases, excluding short-term leases, have remaining terms of less than one year to approximately 25 years, some of which contain options to extend or terminate the lease terms, based on the provisions in the lease agreements. As of December 31, 2025, the Company has approximately $18 million of operating and finance lease obligations to be recognized for vehicles, real estate and equipment in CE with expected commencement dates in 2026. There are no material residual value guarantees or material restrictive covenants in any of the Company's leases.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
10. Employee Benefit Plans*
Pension Benefits
The Company has defined benefit pension plans covering a certain number of employees. The defined benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Defined benefit pension plans covering hourly employees generally provide benefits of stated amounts for each year of service. MEPPs in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory requirements. Periodic voluntary contributions are made, as recommended, by the Company's Pension Committee.
Accrued service is no longer granted to the U.S. defined benefit pension plans and a majority of international defined benefit pension plans due to the plans being frozen. In place of these plans, the Company has established defined contribution plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. For U.S. employees, this match is made on employee contributions up to 4% of eligible compensation. Additionally, the Company may provide a discretionary contribution for eligible employees. There have been no discretionary contributions provided for the years 2025, 2024 and 2023. For non-U.S. employees, this match is up to 6% of eligible compensation with an additional 2% going towards insurance and administrative costs.
Changes in the discount rate assumption and the actual performance of plan assets, compared with the expected long-term rate of return on plan assets, are the primary drivers in the change in funded status of the Company's defined benefit pension plans. These factors are components of actuarial loss (gain) and impact the amount recognized in AOCI, as such actuarial changes are not reflected directly on the Consolidated Statements of Operations but amortized over time as permitted by U.S. GAAP.

NPPC for U.S. and international plans for 2025, 2024 and 2023 is as follows:

	U.S. Plans			International Plans
(In thousands)	2025	2024	2023	2025	2024	2023
Net Periodic Pension Cost (Income):
Defined benefit pension plans:
Service cost	$—	$—	$—	$1,589	$1,322	$1,245
Interest cost	9,176	9,676	10,173	31,738	30,313	31,055
Expected return on plan assets	(10,247)	(8,944)	(7,000)	(28,448)	(33,049)	(31,281)
Recognized prior service costs	—	—	—	490	492	520
Recognized losses	3,216	4,179	4,601	15,331	15,034	14,234
Settlement/curtailment loss (gain)	—	—	—	(707)	(1,125)	(42)
Defined benefit pension plan cost (income)	2,145	4,911	7,774	19,993	12,987	15,731
Multiemployer pension plans	370	570	595	1,080	1,241	1,209
Defined contribution plans	10,266	9,985	8,468	6,036	5,690	5,396
Net periodic pension cost (income)	$12,781	$15,466	$16,837	$27,109	$19,918	$22,336
The change in the financial status of the defined benefit pension plans and amounts recognized on the Consolidated Balance Sheets at December 31, 2025 and 2024 are as follows:

	U.S. Plans		International Plans
(In thousands)	2025	2024	2025	2024
Change in benefit obligation:
Benefit obligation at beginning of year	$186,395	$209,177	$578,204	$661,766
Service cost	—	—	1,589	1,322
Interest cost	9,176	9,676	31,738	30,313
Plan participants' contributions	—	—	12	12
Amendments	—	—	—	—
Actuarial (gain) loss	4,434	(17,591)	(5,271)	(61,009)
Settlements/curtailments	—	—	(943)	(1,363)
Benefits paid	(14,971)	(14,867)	(40,293)	(36,691)
Effect of foreign currency	—	—	44,198	(16,146)
Other	—	—	128	—
Benefit obligation at end of year	$185,034	$186,395	$609,362	$578,204
Change in plan assets:
Fair value of plan assets at beginning of year	$183,292	$180,927	$611,667	$669,021
Actual return on plan assets	16,720	9,931	18,182	(20,357)
Employer contributions	1,794	7,301	1,609	14,778
Plan participants' contributions	—	—	12	12
Settlements/curtailments	—	—	(196)	(192)
Benefits paid	(14,971)	(14,867)	(40,293)	(36,691)
Effect of foreign currency	—	—	46,324	(14,904)
Other	—	—	114	—
Fair value of plan assets at end of year	$186,835	$183,292	$637,419	$611,667
Funded status at end of year	$1,801	$(3,103)	$28,057	$33,463

Significant items impacting actuarial gains and losses for 2025 for U.S. plans included the actual return on the fair value of plan assets since the prior measurement date was greater than assumed, which caused the funded position to improve partially offset by a decrease in the discount rate used to measure the benefit obligation compared with the prior year, which caused the funded position to deteriorate.
A significant item impacting actuarial gains and losses for 2025 for U.K. plans included the actual return on the fair value of plan assets since the prior measurement date was less than assumed, which caused the funded position to deteriorate.
Amounts recognized on the Consolidated Balance Sheets for defined benefit pension plans consist of the following at December 31, 2025 and 2024:

	U.S. Plans		International Plans
	December 31		December 31
(In thousands)	2025	2024	2025	2024
Noncurrent assets	$14,660	$9,917	$41,157	$47,757
Current liabilities	1,726	1,713	546	507
Noncurrent liabilities	11,133	11,307	12,554	13,788
AOCI	67,004	72,260	343,103	329,887
Amounts recognized in AOCI for defined benefit pension plans consist of the following at December 31, 2025 and 2024:

	U.S. Plans		International Plans
(In thousands)	2025	2024	2025	2024
Net actuarial loss	$67,004	$72,260	$335,666	$322,522
Prior service cost	—	—	7,437	7,365
Total	$67,004	$72,260	$343,103	$329,887
The Company's estimate of expected contributions to be paid in 2026 for the U.S. and international defined benefit plans total $1.7 million and $0.9 million, respectively.
Future Benefit Payments
Expected benefit payments for defined benefit pension plans over the next ten years are as follows:

(In millions)	2026	2027	2028	2029	2030	2031-2035
U.S. Plans	$19.3	$15.5	$15.2	$15.0	$14.9	$69.8
International Plans	39.9	40.1	41.0	42.2	42.2	206.3
Net Periodic Pension Cost and Defined Benefit Pension Obligation Assumptions
The weighted-average actuarial assumptions used to determine the defined benefit pension plan NPPC for 2025, 2024 and 2023 were as follows:

	U.S. Plans December 31			International Plans December 31			Global Weighted-Average December 31
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rates	5.5%	5.0%	5.3%	5.4%	4.8%	5.0%	5.5%	4.8%	5.1%
Expected long-term rates of return on plan assets	6.8%	7.0%	7.0%	4.6%	5.3%	5.1%	5.1%	5.7%	5.5%

The expected long-term rates of return on defined benefit pension plan assets for the 2026 NPPC are 6.0% for the U.S. plans and 5.6% for the international plans. The expected global long-term rate of return on assets for 2026 is 5.7%.
The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31, 2025 and 2024 were as follows:

	U.S. Plans		International Plans		Global Weighted-Average
	December 31		December 31		December 31
	2025	2024	2025	2024	2025	2024
Discount rates	5.2%	5.5%	5.5%	5.4%	5.4%	5.5%
Since accrued service is no longer granted to the U.S. defined benefit plans and the majority of the international defined benefit pension plans, the rate of compensation increase did not have a significant impact on the defined benefit pension obligation at December 31, 2025 and 2024 or the defined benefit pension plan NPPC for the years ended 2025, 2024 and 2023.
The U.S. discount rate was determined using a yield curve that was produced from a universe containing approximately 1,100 U.S. dollar-denominated, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions) and excluding the 10% of the bonds with the highest deviation from the expected yield and the 10% with the lowest deviation from the expected yield within each duration group. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to corporate bond yields in the local markets, normally AA-rated corporations. The process and selection seek to approximate the cash inflows with the timing and amounts of the expected benefit payments.
Accumulated Benefit Obligation
The accumulated benefit obligation for all defined benefit pension plans at December 31, 2025 and 2024 was as follows:

	U.S. Plans		International Plans
	December 31		December 31
(In millions)	2025	2024	2025	2024
Accumulated benefit obligation	$185.0	$186.4	$606.8	$574.5
Defined Benefit Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2025 and 2024 were as follows:

	U.S. Plans		International Plans
	December 31		December 31
(In millions)	2025	2024	2025	2024
Projected benefit obligation	$12.9	$13.0	$21.8	$22.1
Accumulated benefit obligation	12.9	13.0	20.3	19.9
Fair value of plan assets	—	—	8.8	7.9

At December 31, 2025 and 2024, the asset allocations attributable to the Company's U.S. defined benefit pension plans and the long-term target allocation of plan assets, by asset category, are as follows:

	Target Long-Term Allocation	Percentage of Plan Assets December 31
U.S. Plans Asset Category		2025	2024
Domestic equity securities	0%-8%	3.0%	8.8%
International equity securities	14%-24%	17.8%	21.0%
Fixed income securities	73%-83%	78.0%	65.4%
Cash and cash equivalents	Less than 5%	0.9%	0.9%
Other (a)	0%-5%	0.3%	3.9%
__________________
(a)Investments within this caption include credit collection funds.
Defined benefit pension plan assets are allocated among various categories of equities, fixed income securities and cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is to meet present and future benefit obligations through a balanced investment approach to minimize volatility and risk. The Company periodically conducts an asset/liability modeling study and accordingly adjusts investments among and within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.
The Company reviews the long-term expected return on asset assumption on a periodic basis considering a variety of factors including historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio. The model simulates 1,000 different capital market results over 20 years. The expected return-on-asset assumption for U.S. defined benefit pension plans for 2026 and 2025 is 6.0% and 6.8%, respectively.
The U.S. defined benefit pension plans' assets include 310,000 shares at December 31, 2025 and 310,000 shares at December 31, 2024 of the Company's common stock, valued at $5.6 million and $2.4 million, respectively. These shares represented 3.0% and 1.3% of total U.S. plan assets at December 31, 2025 and 2024, respectively.
The asset allocations attributable to the Company's international defined benefit pension plans at December 31, 2025 and 2024 and the long-term target allocation of plan assets, by asset category, are as follows:

International Plans Asset Category	Target Long-Term Allocation	Percentage of Plan Assets December 31
		2025	2024
Equity securities	—%	0.8%	0.9%
Fixed income securities	97.5%	97.9%	95.0%
Cash and cash equivalents	—	1.1%	1.8%
Other (a)	2.5%	0.2%	2.3%
__________________
(a)Investments within this caption include diversified growth funds and real estate funds.
International defined benefit pension plan assets at December 31, 2025 in the U.K. defined benefit pension plan totaled approximately 94% of the international defined benefit pension plan assets. The U.K. plan assets are allocated among various categories of equities, fixed income securities and cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is to reduce investment risk and better protect the improved funding position in order to meet present and future benefit obligations. The Company periodically conducts asset/liability modeling studies and accordingly adjusts investment amounts within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.
For the international long-term rate of return assumption, the Company considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets. The expected return on asset assumption for the U.K. defined benefit pension plan for 2026 and 2025 are 5.6% and 4.6%, respectively. The remaining international defined benefit pension plans, with plan assets representing approximately 6% of the international defined benefit pension plan assets, are under the guidance of professional investment managers and have similar investment objectives.
The fair values of the Company's U.S. defined benefit pension plans' assets at December 31, 2025 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2	Investments Valued at Net Asset Value (a)
Domestic equities:
Common stocks	$5,556	$5,556	$—	$—
International equities:
Mutual funds—equities	33,158	33,158	—	—
Fixed income investments:
U.S. Treasuries and collateralized securities	21,924	—	21,924	—
Mutual funds—bonds	123,743	123,743	—	—
Cash and money market accounts	1,690	1,690	—	—
Other—partnerships/joint ventures	764	—	—	764
Total	$186,835	$164,147	$21,924	$764
__________________
(a)Certain investments that are measured at fair value using Net Asset Value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.
The fair values of the Company's U.S. defined benefit pension plans' assets at December 31, 2024 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2	Investments Valued at Net Asset Value
Domestic equities:
Common stocks	$2,388	$2,388	$—	$—
Mutual funds—equities	13,748	13,748	—	—
International equities:
Mutual funds—equities	38,398	38,398	—	—
Fixed income investments:
U.S. Treasuries and collateralized securities	15,673	—	15,673	—
Mutual funds—bonds	104,166	104,166	—	—
Cash and money market accounts	1,681	1,681	—	—
Other - partnerships/joint ventures	7,238	—	—	7,238
Total	$183,292	$160,381	$15,673	$7,238

The fair values of the Company's international defined benefit pension plans' assets at December 31, 2025 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2
Equity securities:
Mutual funds—equities	$5,298	$—	$5,298
Fixed income investments:
Mutual funds—bonds	619,014	—	619,014
Insurance contracts	4,717	—	4,717
Other:
Other mutual funds	1,381	—	1,381
Cash and money market accounts	7,009	7,009	—
Total	$637,419	$7,009	$630,410
The fair values of the Company's international defined benefit pension plans' assets at December 31, 2024 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2
Equity securities:
Mutual funds—equities	$5,342	$—	$5,342
Fixed income investments:
Mutual funds—bonds	576,540	—	576,540
Insurance contracts	4,394	—	4,394
Other:
Other mutual funds	14,244	—	14,244
Cash and money market accounts	11,147	11,147	—
Total	$611,667	$11,147	$600,520
The following is a description of the valuation methodologies used for the defined benefit pension plans' investments measured at fair value:
•Level 1 Fair Value Measurements—Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market accounts and certain mutual funds are based on quoted net asset values of the shares held by the plan at year-end. The fair values of domestic and international stocks and corporate bonds, notes and convertible debentures are valued at the closing price reported in the active market on which the individual securities are traded.
•Level 2 Fair Value Measurements—The fair values of investments in mutual funds for which quoted net asset values in an active market are not available are valued by the investment advisor based on the current market values of the underlying assets of the mutual fund based on information reported by the investment consistent with audited financial statements of the mutual fund. Further information concerning these mutual funds may be obtained from their separate audited financial statements. Investments in U.S. Treasury notes and collateralized securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
Multiemployer Pension Plans
The Company, through HE, contributes to several MEPPs under the terms of collective-bargaining agreements that cover union-represented employees, many of whom are temporary in nature. The Company's total contributions to MEPPs were $1.5 million, $1.8 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements"
11. Income Taxes*
Current income tax expense or benefit represents the amounts expected to be reported on the Company's income tax returns, and deferred income tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted income tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered more likely than not to be realized.
Income (loss) from continuing operations before income taxes and equity income as reported on the Consolidated Statements of Operations consists of the following:

(In thousands)	2025	2024	2023
U.S.	$(107,774)	$(60,713)	$(19,870)
International	(29,045)	(42,867)	(25,977)
Total income (loss) from continuing operations before income taxes and equity income	$(136,819)	$(103,580)	$(45,847)
Income tax expense (benefit) as reported on the Consolidated Statements of Operations consists of the following:

(In thousands)	2025	2024	2023
Income tax expense (benefit):
Currently payable:
U.S. federal	$252	$1,020	$(637)
U.S. state	1,979	2,701	3,591
International	19,511	24,884	23,801
Total income taxes currently payable	21,742	28,605	26,755
Deferred U.S. federal	(7,619)	(4,018)	5,679
Deferred U.S. state	1,254	(2,967)	(1,414)
Deferred international	7,609	(4,786)	3,510
Total deferred income tax expense	1,244	(11,771)	7,775
Total income tax expense (benefit) from continuing operations	$22,986	$16,834	$34,530

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Recently Adopted and Recently Issued Accounting Standards, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

(in thousands)	2025
U.S. federal	$707
U.S. state and local	1,271
International:
China	5,791
India	5,253
Egypt	1,831
Other foreign jurisdictions	9,171
Total	$24,024
Cash payments for income taxes, net of refunds, were $29.1 million and $20.1 million for 2024 and 2023, respectively. The cash payments for 2025 decreased primarily due to the payments for fiscal years 2023 and 2022 in certain foreign jurisdictions in 2024 not recurring in 2025.
A reconciliation of the Income tax benefit (expense) from continuing operations to the amount computed by applying the 21% statutory U.S. federal income tax rate to Income (loss) from continuing operations before income taxes and equity income after the adoption of ASU 2023-09 is as follows:

Reconciliation to U.S. Statutory Rate (a)	2025
(in thousands)	Amount	Rate
U.S. federal statutory tax rate	$(28,732)	21.0%
State and local income taxes, net of federal income tax effect (b)	2,555	(1.9)%
Foreign tax effects:
Brazil
Changes in valuation allowance	9,761	(7.1)%
Other	(1,242)	0.9%
China
Withholding taxes	1,896	(1.4)%
Other	(185)	0.1%
France
Changes in valuation allowance	2,639	(1.9)%
Other	(8)	—%
Germany
Local tax	(4,542)	3.3%
Changes in valuation allowance	8,161	(6.0)%
Statutory tax rate difference	1,658	(1.2)%
Contract transfer	1,461	(1.1)%
Tax rate change	1,417	(1.1)%
Other	608	(0.4)%
India
Withholding taxes	1,532	(1.1)%
Other	747	(0.6)%
Luxembourg
Changes in valuation allowance	2,315	(1.7)%

Reconciliation to U.S. Statutory Rate (a)	2025
(in thousands)	Amount	Rate
Other	(632)	0.5%
Switzerland
Contract transfer	(1,461)	1.1%
Other	197	(0.1)%
United Kingdom
Changes in valuation allowance	3,960	(2.9)%
Nondeductible interest expense	1,511	(1.1)%
Other	245	(0.2)%
Other foreign jurisdictions	4,021	(2.9)%
Effect of cross border tax laws:	177	(0.1)%
Tax credits:
Foreign tax credits	(1,536)	1.1%
General business credits	(1,078)	0.8%
Changes in valuation allowance	10,155	(7.4)%
Nontaxable or nondeductible items:
Nondeductible transaction costs	3,315	(2.4)%
Nondeductible executive compensation	6,199	(4.5)%
Stock-based compensation	(1,805)	1.3%
Other	491	(0.4)%
Changes in unrecognized tax benefits	(814)	0.6%
Effective tax rate	$22,986	(16.8)%
__________________
(a)Disaggregated in accordance with ASU 2023-09, which was adopted prospectively in 2025.
(b)The states and local jurisdictions that contribute to the majority (greater than 50%) of tax effect in this category include Texas, Pennsylvania, California, Indiana and Iowa.
A reconciliation of the Income tax benefit (expense) from continuing operations to the amount computed by applying the 21% statutory U.S. federal income tax rate to Income (loss) from continuing operations before income taxes and equity income for years prior to the adoption of ASU 2023-09 is as follows:

(In thousands)	2024	2023
U.S. federal income tax expense (benefit), at statutory tax rate of 21%	$(21,751)	$(9,628)
U.S. state income taxes, net of federal income tax benefit	(1,272)	611
U.S. other domestic deductions and credits	(1,241)	(1,092)
Difference in effective tax rates on international earnings and remittances	29,735	25,240
Uncertain tax position contingencies and settlements	(51)	1,688
Changes in realization of deferred tax assets	10,366	14,498
U.S. non-deductible expenses	1,574	1,016
Nondeductible goodwill charges	3,676	—
PP&E / Intangible asset impairment	—	2,961
State deferred tax rate changes	(63)	304
Foreign derived intangible income deduction	—	(2,199)
Share-based compensation	1,967	1,131
Capital loss	(6,106)	—
Income tax expense (benefit) from continuing operations	$16,834	$34,530

At December 31, 2025, 2024 and 2023, the Company's annual effective income tax rate on Income (loss) from continuing operations was (16.8)%, (16.3)% and (75.3)%, respectively.
The Company’s international loss from continuing operations before income taxes and equity income was $29.0 million and $42.9 million for 2025 and 2024, respectively. In 2024, the Company recorded a $2.1 million net tax benefit from the release of a prior year deferred tax asset in Canada. In 2025, the Company recorded an $8.5 million valuation allowance for deferred tax assets in Brazil as it was determined to be more likely than not that they could not be realized because of lower operating income resulting from lost contracts. The Company's total international income tax expense increased from $20.1 million in 2024 to $27.1 million in 2025 primarily due to the Brazil valuation allowance.
The Company’s differences in income tax expense for 2025 and 2024 on international earnings and remittances were $24.1 million and $29.7 million, respectively, which included U.S income tax expense on international deemed remittances of $0.2 million and $0.3 million, respectively. The decrease is primarily due to the change in mix of income.
The Company's U.S. loss from continuing operations before income taxes and equity income was $107.8 million and $60.7 million for 2025 and 2024, respectively. The increase in the loss in 2025 was driven by higher selling, general and administrative expenses ("SG&A") in Corporate and Clean Earth, which was primarily due to an increase in compensation costs which included higher stock-based compensation expense related to the fair value adjustment of certain performance-based long-term incentive plan awards ("LTIP"), as well as the accelerated vesting of LTIP's for certain employees. The year ended December 31, 2025, was also negatively impacted by increased professional fees principally related to the planned sale of Clean Earth. The Company's total U.S. income tax benefit increased from $3.3 million in 2024 to $4.1 million in 2025 primarily due to an increase in SG&A expenses in Corporate and Clean Earth, partially offset by $15.9 million of disallowed costs related to the planned sale of Clean Earth and $29.0 million of nondeductible executive compensation.
The income tax effects of the temporary differences giving rise to the Company's deferred tax assets and liabilities at December 31, 2025 and 2024 are as follows:

	2025 (a)		2024 (a)
(In thousands)	Asset	Liability	Asset	Liability
Depreciation and amortization	$—	$46,207	$—	$47,816
Right-of-use assets	—	32,523	—	22,851
Operating lease liabilities	33,139	—	23,302	—
Expense accruals	27,109	—	26,428	—
Inventories	737	—	2,199	—
Provision for receivables	2,365	—	2,345	—
Deferred revenue	12,430	—	11,582	—
Operating loss carryforwards	129,675	—	128,412	—
Tax credit carryforwards	11,822	—	8,104	—
Pensions	—	7,734	—	7,885
Currency adjustments	1,454	—	98	—
Section 163(j) disallowed interest expense	56,019	—	40,054	—
Research and development	—	—	8,236	—
Stock based compensation	8,691	—	7,968	—
Other	3,026	—	1,524	—
Subtotal	286,467	86,464	260,252	78,552
Valuation allowance	(210,273)	—	(196,776)	—
Total deferred income taxes	$76,194	$86,464	$63,476	$78,552

__________________
(a)Does not include approximately $1 billion of statutory loss carryforwards within Luxembourg for which the Company considers the utilization of these attributes remote and, as such, approximately $230 million of a deferred tax asset or corresponding valuation allowance has not been recorded.
At December 31, 2025, the tax effected amount of net operating losses ("NOLs") totaled $129.7 million. Tax-effected NOLs from international operations are $96.1 million. Of that amount, $86.2 million can be carried forward indefinitely and $9.9 million will expire at various times between 2026 and 2045. Tax-effected U.S. federal NOLs are $16.8 million that can be carried forward indefinitely. Tax-effected U.S. state NOLs are $16.8 million. Of that amount, $2.4 million expire at various times between 2026 and 2030, $2.1 million expire at various times between 2031 and 2035, $4.3 million expire at various times between 2036 and 2040 and $8.0 million expire at various times between 2041 and 2045.
Valuation allowances of $210.3 million and $196.8 million at December 31, 2025 and 2024, respectively, related principally to deferred tax assets for pension liabilities, NOLs, disallowed interest expense and foreign currency translation that are uncertain as to realizability. In 2025, the Company recorded a $16.0 million valuation allowance increase related to disallowed interest expense, a $6.3 million valuation allowance increase related to prior year losses in Brazil where the Company determined that it is more likely than not that these assets will not be realized, a $24.5 million valuation allowance increase related to current year losses in certain foreign and state jurisdictions where the Company determined that it is more likely than not that these assets will not be realized, and a valuation allowance increase of $14.0 million from the effects of foreign currency translation adjustments, partially offset by a valuation allowance decrease of $37.4 million from audit adjustments and a $7.1 million valuation allowance decrease related to tax rate change in a certain foreign jurisdiction.
The Tax Act introduced a transition tax and a territorial tax system, which was effective beginning in 2018. The territorial tax system impacts the Company's overall global capital and legal entity structure, working capital, and repatriation plan on a go-forward basis. The Company asserts that all foreign earnings will be indefinitely reinvested to meet local cash needs. The Company therefore intends to limit distributions to earnings previously taxed in the U.S., or earnings that would qualify for the 100 percent dividends received deduction provided for in the Tax Act, and earnings that would not result in any significant foreign taxes. Therefore, the Company has not recognized a deferred tax liability on its investment in foreign subsidiaries.
The Company recognizes accrued interest and penalty expense related to unrecognized income tax benefits in income tax expense or benefit. The Company recognized income tax benefit (expense) of $0.4 million and $(0.1) million during 2025 and 2024, respectively, for interest and penalties. There was no income tax benefit (expense) related to accrued interest and penalties during 2023. The Company has accrued $0.9 million, $1.3 million and $1.3 million for the payment of interest and penalties at December 31, 2025, 2024 and 2023, respectively.
A reconciliation of the change in the unrecognized income tax benefits balance from January 1, 2023 to December 31, 2025 is as follows:

(In thousands)	Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits
Balances, January 1, 2023	$4,386	$(21)	$4,365
Additions for tax positions related to the current year (includes currency translation adjustment)	2,895	(1)	2,894
Statutes of limitation expirations	(1,106)	5	(1,101)
Balance at December 31, 2023	6,175	(17)	6,158
Additions for tax positions related to the current year (includes currency translation adjustment)	228	9	237
Statutes of limitation expirations	(577)	—	(577)
Balance at December 31, 2024	5,826	(8)	5,818

(In thousands)	Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits
Additions for tax positions related to the current year (includes currency translation adjustment)	619	—	619
Statutes of limitation expirations	(670)	8	(662)
Total unrecognized income tax benefits that, if recognized, would impact the effective income tax rate at December 31, 2025	$5,775	$—	$5,775
The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. These tax returns are subject to examinations and possible challenges by the tax authorities. Positions challenged by the tax authorities may be settled or appealed to by the Company.
The tax years that remain subject to examination for the Company's major tax jurisdictions as of December 31, 2025 are shown below:

Jurisdiction	Earliest Open Year
Brazil	2021
China	2020
France	2023
United States:
Federal income tax	2022
State income tax	2019
The following table reflects the changes in the Company's valuation allowance related to its deferred tax assets:

		Additions (Deductions)
(in thousands)	Balances at Beginning of Period	Charged to Cost and Expenses	Foreign Currency Translation Adjustments	Other	Balance at End of Period
For the year ended December 31, 2025(a)	$196,776	47,459	16,161	(50,123)	$210,273
For the year ended December 31, 2024(b)	$182,179	27,057	(7,240)	(5,220)	$196,776
For the year ended December 31, 2023(c)	$138,393	43,460	3,721	(3,395)	$182,179
__________________
(a)Other additions (deductions) for the year ended December 31, 2025 includes decreases of $2.1 million related to pension adjustments recorded through AOCI, $37.4 million related to audit adjustments and $7.1 million due to a tax rate change in a certain foreign jurisdiction.
(b)Other additions (deductions) for the year ended December 31, 2024 included a decrease of $5.4 million related to pension adjustments recorded through AOCI.
(c)Other additions (deductions) for the year ended December 31, 2023 included decreases of $1.8 million related to pension adjustments recorded through AOCI and $1.8 million related to state tax rate reductions and state NOL expirations in the U.S..
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
12. Commitments and Contingencies
Environmental
The Company is involved in a number of environmental remediation investigations and cleanups and, along with other companies, has been identified as a potentially responsible party ("PRP") for certain byproduct disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities, and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected.
The Company evaluates its liability for future environmental remediation costs on a quarterly basis. Although actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures, the Company does not expect that any costs that are reasonably possible to be incurred by the Company in connection with environmental matters in excess of the amounts accrued would have a material adverse effect on the Company's financial condition, results of operations or cash flows.
The following table summarizes information related to the location and undiscounted amount of the Company's environmental liabilities:

(In thousands)	December 31 2025	December 31 2024
Current portion of environmental liabilities (a)	$12,736	$11,815
Long-term environmental liabilities	38,256	46,585
Total environmental liabilities	$50,992	$58,400
_________________
(a)The current portion of environmental liabilities is included in the caption Other current liabilities on the Consolidated Balance Sheets.
Legal Proceedings
In the ordinary course of business, the Company is a defendant or party to various claims and lawsuits, including those discussed below. Unless stated otherwise below, the Company has not determined a loss to be probable or estimable for the legal proceedings.
In November 2022, the EPA and the Kentucky Department for Environmental Protection (the “KDEP”) conducted an inspection of Clean Earth of Calvert City LLC’s facility in Calvert City, KY and alleged several violations related to the storage location and volumes of hazardous waste, certain missed inspections and the lack of documentation related to the importing of waste. The Company took corrective actions at the facility, which were completed by February 2023 and the EPA proposed a civil penalty of $0.8 million. During the second quarter of 2025, the Company executed a settlement with the EPA that involved a combination of civil penalties in the amount for approximately $0.2 million and a Supplemental Environmental Project that costs approximately $1.2 million and requires installing a concrete and storm water management system to enhance compliance and protection of the environment.
On January 27, 2020, the EPA issued a Notice of Potential Liability to the Company, along with several other companies, concerning the Newtown Creek Superfund Site located in Kings and Queens Counties in New York, which alleges certain facilities formerly owned or operated by subsidiaries of the Company may have resulted in the discharge of hazardous substances into Newtown Creek or its Dutch Kills tributary. The site has been subject to CERCLA response activities since approximately 2011. The EPA expects to issue a Record of Decision for the sitewide cleanup plan no sooner than 2028 and announced, in July 2021, that it would defer its decision on a potential early action response for the lower two miles of the Creek until the site-wide studies are completed. On August 28, 2024, the EPA released a proposed plan for clean up of the East Branch portion of Newtown Creek. On January 17, 2025, the EPA released its decision approving this early action remedy for the East Branch. The Company is one of 30 PRPs that have received notices, though it is believed other PRPs may exist. The Company vigorously contests the allegations of this notice and currently does not believe that this matter will have a material effect on the Company’s Consolidated Financial Statements.
The Company has had ongoing meetings with the SCE over processing salt cakes, a processing byproduct, stored at the Al Hafeerah site. The Company’s Bahrain operations that produced the salt cakes have ceased operations. An Environmental Impact Assessment and Technical Feasibility Study for facilities to process the salt cakes was approved by the SCE during the first quarter of 2018. Commissioning of the facilities was completed during the third quarter of 2021 and the processing of the salt cakes has commenced, with the expectation that the Company would be able to sell the products that resulted from the processing in an amount that would cover the processing costs. During the fourth quarter of 2024, the Company concluded that, despite significant commercial efforts and ongoing discussions with the SCE, it could not sufficiently recover the processing costs from these sales as it had previously estimated and, as such, recorded an additional provision of $27.2 million, which was classified in Cost of services on the Company's Statements of Operations. During the fourth quarter of 2025, the Company recorded an additional provision of $5.0 million based on the current expected recovery of the processing costs, including the recent agreement to sell a significant quantity of processed material to a regional buyer. The Company is currently exploring other options to resolve this matter in a cost-effective manner, including engaging certain entities to remove the remaining salt cakes from Bahrain, subject to a suitability analysis. The Company's current reserve of $27.4 million as of December 31, 2025 represents the Company’s best estimate of the net costs to fully resolve this matter. The Company will continue to evaluate this reserve and any future change in estimated costs, which could be material to the Company’s results of operations in any single period.
On July 27, 2018 Brazil’s Federal and Rio de Janeiro State Public Prosecution Offices (the "MPF" and "MPE", respectively) filed a Civil Public Action against CSN, one of the Company's customers, the Company’s Brazilian subsidiary, the Municipality of Volta Redonda, Brazil, and the Instituto Estadual do Ambiente, the state of Rio de Janeiro's environmental protection agency, seeking the implementation of various measures to limit and reduce the accumulation of customer-owned slag at the site in Brazil. On August 6, 2018, the 3rd Federal Court in Volta Redonda (the "3rd Volta Redonda Court") granted the MPF and MPE an injunction against the defendants requiring, among other things, CSN and the Company’s Brazilian subsidiary to limit the volume of slag sent to the site. Because the customer owns the site and the slag located on the site, the Company believes that complying with this injunction is the steel producer’s responsibility. Nevertheless, the 3rd Volta Redonda Court issued two orders fining the Company and CSN for what it viewed as violations of the injunction. The Company appealed the fines and the underlying injunction and, beginning on March 25, 2022, the 3rd Volta Redonda Court entered a series of orders suspending the litigation proceedings and staying any additional fines and interest accruals while the parties discuss a possible resolution to the matter. The aggregate amount of fines levied against the Company, exclusive of interest, is approximately 32 million Brazilian reais (or approximately $6 million as of December 31, 2025). On October 5, 2024, the 3rd Volta Redonda Court determined that, as of August 1, 2024, the Company was not responsible for complying with the injunction because the Company no longer operates at the site. In May 2025, the authorities issued a settlement proposal in which CSN would perform remediation at the site and pay approximately 264 million Brazilian reais (or approximately $48 million as of December 31, 2025) and the Company would pay approximately 66 million Brazilian reais (or approximately $12 million as of December 31, 2025) for alleged environmental damage. The Company disputes that environmental damage was caused by the accumulation of slag and, as such, does not agree with the proposed payment. The Company and the other parties continue to discuss a potential resolution related to the portion of the authorities' claims that allegedly occurred prior to August 1, 2024. On September 30, 2025, the public prosecutors pursuing the Civil Public Action initiated a criminal proceeding before the 2nd Federal Court in Volta Redonda (the "2nd Volta Redonda Court") against CSN and the Company and is seeking 431 million Brazilian reais (or approximately $78 million as of December 31, 2025) from the two companies. A majority of the amount sought in this proceeding is identical to, and overlaps with, the damages sought in the Civil Public Action. The 2nd Volta Redonda Court has accepted the complaint from the public prosecutors, and both CSN and the Company submitted their respective defenses in January 2026. The Company denies that any environmental damage occurred and will defend itself vigorously. Because of multiple defenses available, including that the slag is inert and not harmful to the environment, and that the slag deposits do not belong to it, the Company does not believe that a loss relating to this matter is probable.
In October 2021, the Company received a subpoena and two indictments before the Amsterdam District Court in the Netherlands concerning the Company's operations at a customer site in Ijmuiden, Netherlands. The Amsterdam Public Prosecutor’s Office ("APPO") issued two indictments against the Company, alleging violations in connection with dust releases and/or events alleged to have occurred in 2018 through May 2020 at the site. The action cited provisions which permit fines for the alleged infractions and sought €0.1 million in fines with a smaller amount held in abeyance. On February 2, 2022, the APPO announced that it would further investigate residents’ claims related to this matter. On February 25, 2022, the Amsterdam District Court ruled that the Company was liable for only one alleged violation and that this alleged violation was unintentional. The court issued a fine of €5 thousand, to be held in abeyance. Both the Company and the APPO appealed this ruling. On July 19, 2024, the Court of Appeals ruled that the Company was liable for two intentional violations and issued a fine of €25 thousand. Both the Company and the APPO appealed this ruling. On April 23, 2025, the APPO withdrew its appeal of the Court of Appeal's ruling from July 19, 2024 and the Company withdrew its reciprocal appeal on May 8, 2025. As such, the Court of Appeal's July 19, 2024 ruling has become final and binding. The Company is vigorously contesting all allegations against it and is also working with its customer to ensure the control of emissions. The Company has contractual indemnity rights from its customer that it believes will substantially cover any fines or penalties. Due to multiple defenses available to the Company, including that the majority of the alleged issues relate to the customer’s operations, the Company does not believe a loss is probable or potentially material.
On March 22, 2022, the EPA issued a Notice of Intent to File an Administrative Complaint ("NOI") alleging violations of the federal Emergency Planning and Community Right-to-Know Act at the Company’s facilities in Tacoma, WA and Kent, WA. The NOI relates largely to the period when Stericycle owned and operated the sites. The NOI proposes a penalty of $3.0 million. The investigation is ongoing and the Company has recorded a liability of $0.6 million as its best estimate to resolve this matter. Since that time, the EPA has expanded coverage of this matter to additional facilities, but has not provided an update to the proposed penalty to-date. While it is the Company’s position that it has recourse for some or all liabilities, if any, that arise from this matter under the ESOL purchase agreement and representations and warranties insurance policies purchased by the Company, there can be no assurances that the Company’s position will ultimately prevail.
DEA Investigation
Prior to the Company’s acquisition of ESOL, Stericycle, Inc. notified the Company that the DEA had served an administrative subpoena on Stericycle, Inc. and executed a search warrant at a facility in Rancho Cordova, CA and an administrative inspection warrant at a facility in Indianapolis, IN. The Company has determined that the DEA and the DTSC have launched investigations involving, at least in part, the ESOL business of collecting, transporting, and destroying controlled substances from retail customers that transferred from Stericycle, Inc. to the Company. The Company is cooperating with these inquiries, which relate primarily to the period before the Company owned the ESOL business. Since the acquisition of the ESOL business, the Company has performed a vigorous review of ESOL’s compliance program related to controlled substances and has made material changes to the manner in which controlled substances are transported from retail customers to DEA-registered facilities for destruction. Pursuant to an agreement with Stericycle, the Company has contractual recourse for any material loss the Company has determined is reasonably possible. The Company has not accrued any amounts in respect of these investigations and does not believe a loss is reasonably possible.
Brazilian Tax Dispute
On December 30, 2020, the Company received an assessment from the municipal tax authority in Ipatinga, Brazil alleging $1.9 million in unpaid service taxes from the period 2015 to 2020. This dispute is currently in the collection action phase of the legal process and the amount assessed includes interest charges that may increase at statutorily determined amounts per month and are assessed on the aggregate amount of the principal and penalties. In addition, while in the collection action phase, the losing party could be subject to a charge to cover statutorily mandated legal fees, which are generally calculated as a percentage of the total assessed amounts due, inclusive of penalty and interest. After calculating the interest and penalties accrued, the Company estimates that the current overall potential liability for this case is approximately $6.8 million at December 31, 2025. On July 21, 2023, the Company filed the last administrative appeal against the decision that maintained the assessment and a final administrative decision is still pending. Due to the multiple defenses that are available, the Company does not believe a loss is probable and, as a result, no loss provision has been recorded in the Company's Consolidated Financial Statements and the Company does not expect that any costs that are reasonably possible to be incurred by the Company in connection with this tax dispute would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company intends to continue its practice of vigorously defending itself against this tax claim under various alternatives, including judicial appeal. The Company will continue to evaluate its potential liability with regard to this claim on a quarterly basis; however, it is not possible to predict the ultimate outcome.
Asbestos Actions
The Company is named as one of many defendants in legal actions in the U.S. alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.
As of December 2025, there were approximately 17,000 pending asbestos personal injury actions filed against the Company. The vast majority of these actions were filed in the New York Supreme Court (New York County), of which the majority of such actions were on the Deferred/Inactive Docket created by the New York Supreme Court in December 2002 for all pending and future asbestos actions filed by persons who cannot demonstrate that they have a malignant condition or discernible physical impairment. A relatively small portion of cases are on the Active or In Extremis docket in New York County or on active dockets in other jurisdictions. The complaints in most of those actions generally follow a form that contains a standard demand of significant damages, regardless of the individual plaintiff's alleged medical condition, and without identifying any Company product.
The Company will continue to vigorously defend against such claims and is confident that it will be successful in doing so. The Company has never been a producer, manufacturer or processor of asbestos fibers. Any asbestos-containing part of a Company product used in the past was purchased from a supplier and the asbestos encapsulated in other materials such that airborne exposure, if it occurred, was not harmful and is not associated with the types of injuries alleged in the pending actions.
The Company has liability insurance coverage under various primary and excess policies that the Company believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred in the asbestos actions referred to above. The costs and expenses of the asbestos actions are being paid by the Company’s insurers.
In view of the persistence of asbestos litigation in the U.S., the Company expects to continue to receive additional claims in the future. The Company intends to continue its practice of vigorously defending these claims and cases. As of December 2025, the Company has successfully dismissed approximately 28,500 cases by stipulation or summary judgment prior to trial.
It is not possible to predict the ultimate outcome of asbestos-related actions in the U.S. due to the unpredictable nature of this litigation, and no loss provision has been recorded in the Company's consolidated financial statements because a loss contingency is not deemed probable or estimable. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related actions, the Company does not expect that any costs that are reasonably possible to be incurred by the Company in connection with asbestos litigation would have a material adverse effect on the Company's financial condition, results of operations or cash flows.
Other
The Company is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by established reserves, and, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.
Insurance liabilities are recorded when it is probable that a liability has been incurred for a particular event and the amount of loss associated with the event can be reasonably estimated. Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses, including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the

Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability has been determined to be covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Insurance claim receivables are included in Other receivables on the Company's Consolidated Balance Sheets. See Note 1, Summary of Significant Accounting Policies for additional information on Accrued insurance and loss reserves.
13. Capital Stock*
The authorized capital stock of the Company consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board. No preferred stock has been issued. The following table summarizes the Company's common stock activity for each period during the twelve months ended 2023, 2024 and 2025:

	Shares Issued	Treasury Shares	Outstanding Shares
As of January 1, 2023	116,358,520	36,868,880	79,489,640
Shares issued for vested restricted stock units	401,385	122,659	278,726
Shares issued for vested restricted stock awards	124,106	57,637	66,469
As of December 31, 2023	116,884,011	37,049,176	79,834,835
Shares issued for vested restricted stock units	590,133	227,794	362,339
Stock appreciation rights exercised	844	241	603
As of December 31, 2024	117,474,988	37,277,211	80,197,777
Shares issued for vested restricted stock units	756,921	274,701	482,220
Stock appreciation rights exercised	15,150	2,973	12,177
Shares issued for vested performance stock units	1,367,902	610,578	757,324
As of December 31, 2025	119,614,961	38,165,463	81,449,498
The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statements of Operations:

(In thousands, except per share data)	2025	2024	2023
Income (loss) from continuing operations attributable to Enviri Corporation common stockholders, net of tax	$(163,542)	$(125,736)	$(79,161)
Weighted-average shares outstanding—basic	80,712	80,118	79,796
Dilutive effect of stock-based compensation	—	—	—
Weighted-average shares outstanding—diluted	80,712	80,118	79,796
Income (loss) from continuing operations per common share, attributable to Enviri Corporation common stockholders:
Basic	$(2.03)	$(1.57)	$(0.99)
Diluted	$(2.03)	$(1.57)	$(0.99)

The following average outstanding stock-based compensation units were not included in the computation of diluted earnings per share because the effect was antidilutive or the market conditions for the performance share units were not met:

(In thousands)	2025	2024	2023
Restricted stock units	2,020	1,476	1,219
Stock appreciation rights	3,109	2,618	2,303
Performance share units	1,693	1,797	1,341
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
14. Stock-Based Compensation
The 2013 Equity and Incentive Plan as amended (the "2013 Plan") authorizes the issuance of up to 15.1 million shares of the Company's common stock for use in paying incentive compensation awards in the form of stock options or other equity awards such as restricted stock, restricted stock units ("RSUs"), stock appreciation rights ("SARs") or performance share units ("PSUs"), in which, starting in the year ended December 31, 2025, are settled either through equity or cash. Of the 15.1 million shares authorized, a maximum of 10.7 million shares may be issued for awards other than option rights or SARs, as defined in the 2013 Plan. The 2016 Non-Employee Directors' Long-Term Equity Compensation Plan, as amended (the "2016 Plan"), authorizes the issuance of up to 1.2 million shares of the Company's common stock for equity awards. Both plans have been approved by the Company's stockholders. At December 31, 2025, there were 2.4 million shares available for granting equity awards under the 2013 Plan, of which 1.6 million shares were available for awards other than option rights or SARs. At December 31, 2025, there were 0.3 million shares available for granting equity awards under the 2016 Plan.
Restricted Stock Units
The Board approves the granting of performance-based RSUs as the long-term equity component of director, officer and certain key employee compensation. The RSUs require no payment from the recipient and compensation cost is measured based on the market price of the Company's common stock on the grant date and is generally recorded over the vesting period. RSUs granted to officers and certain key employees in 2023, 2024 and 2025 either vest on a pro-rata basis over three years or upon obtainment of specified retirement or years of service criteria. The vesting period for RSUs granted to non-employee directors is one year and each RSU is exchanged for an equal number of shares of the Company's common stock upon vesting for awards issued under the 2016 and 2013 Plans. There is no option for cash payment.
RSU activity for the year ended December 31, 2025 was as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested at December 31, 2024	1,475,656	$8.01
Granted	1,203,010	$6.14
Vested	(708,854)	$8.22
Forfeited	(47,920)	$7.30
Non-vested at December 31, 2025	1,921,892	$6.78
Total compensation expense related to RSUs was $7.9 million, $6.3 million and $4.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, the total unrecognized compensation expense related to non-vested RSUs was $6.1 million, which will be recognized over a weighted-average period of 1.7 years.

The total fair value of RSU's vested in 2025, 2024 and 2023 was $5.8 million, $5.6 million and $4.1 million, respectively.
Stock Appreciation Rights
The Board approves the granting of SARs to officers and certain key employees under the 2013 Plan. The SARs generally vest on a pro-rata three-year basis from the grant date or upon specified retirement or years of service criteria and expire no later than ten years after the grant date. The exercise price of the SARs is equal to the fair value of the Company's common stock on the grant date. Upon exercise, shares of the Company's common stock are issued based on the increase in the fair value of the Company's common stock over the exercise price of the SAR. SARs do not have an option for cash payment.
The table below summarizes the total SARs granted and the fair value of each grant estimated on the grant date using a Black-Scholes pricing model with the following assumptions:

	Number of Shares Granted	Risk-free Interest Rate	Dividend Yield	Expected Life (Years)	Volatility	SAR Grant Price	Fair Value of SAR
March 2023 Grant	404,594	4.20%	—%	6.0	62.6%	$7.45	$4.56
May 2023 Grant	48,427	3.48%	—%	6.0	63.0%	$9.31	$5.64
March 2024 Grant	567,967	4.04%	—%	6.0	63.4%	$8.20	$5.04
March 2025 Grant	711,450	4.02%	—%	6.0	65.1%	$6.03	$3.77
June 2025 Grant	33,850	4.18%	—%	6.0	65.7%	$8.20	$5.17
SARs activity for the year ended December 31, 2025 was as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions) (a)
Outstanding, December 31, 2024	2,618,218	$11.20	$0.4
Granted	745,300	$6.13
Exercised	(80,979)	$7.86
Forfeited/Expired	(290,705)	$15.69
Outstanding, December 31, 2025	2,991,834	$9.59	$25.7
__________________
(a)Intrinsic value is defined as the difference between the current market value and the exercise price, for those SARs where the market price exceeds the exercise price.
The intrinsic value for SARs exercised in 2025 was $0.8 million. For 2024, there was no intrinsic value for SARs exercised. There were no SARs exercised in 2023.
The following table summarizes information related to outstanding and exercisable SARs at December 31, 2025:

	SARs Outstanding				SARs Exercisable
Range of Exercisable Prices	Vested	Non-vested	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life in Years	Number Exercisable	Weighted-Average Exercise Price per Share
$5.02 - $13.70	1,430,025	1,238,201	$8.30	6.28	1,430,025	$9.52
$18.58 - $22.51	323,608	—	20.25	3.51	323,608	20.25
	1,753,633	1,238,201	$9.59	5.98	1,753,633	$11.50

Total compensation expense related to SARs was $3.6 million, $2.1 million and $1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, total unrecognized compensation expense related to non-vested SARs was $1.9 million, which will be recognized over a weighted average period of 1.8 years.
Weighted-average grant date fair value of non-vested SARs for the year ended December 31, 2025 was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested shares, December 31, 2024	928,964	$5.07
Granted	745,300	3.83
Vested	(407,647)	5.26
Forfeited	(28,416)	4.88
Non-vested shares, December 31, 2025	1,238,201	$4.27
Performance Share Units
The Board approves the granting of PSUs to officers and certain key employees that may be earned based on the Company's total shareholder return over the three-year performance period. PSUs are paid out at the end of each performance period based on the Company’s performance, which is measured by determining the percentile rank of the total shareholder return of the Company's common stock in relation to the total shareholder return of a specific peer group of companies. The peer group of companies utilized is the S&P SmallCap 600 Industrials Index. The payment of PSUs following the performance period will be based in accordance with the scale set forth in the PSU agreements, and may range from 0% to 200% of the initial grant. For 2025, a portion of the PSUs that were granted are to be settled in cash and are, therefore, accounted for as a liability with changes in value recorded through earnings at the end of each reporting period and is included in Other liabilities on the Company's Consolidated Balance Sheet. PSUs granted prior to 2025 did not have an option for cash payment.
Under the 2013 Plan, the Company granted the following shares presented in the table below and estimated the fair value of these grants on the grant date using a Monte Carlo pricing model with the following assumptions:

	PSUs Issued
	Number of Shares Granted	Risk-free Interest rate	Dividend Yield	Expected Life (Years)	Volatility	Fair Value per PSU
March 2023 Grant	758,965	4.67%	—%	2.82	43.9%	$10.91
May 2023 Grant	29,337	3.75%	—%	2.65	41.5%	$15.24
March 2024 Grant	778,702	4.26%	—%	2.81	39.8%	$12.04
March 2025 Grant	1,041,593	3.91%	—%	2.83	58.2%	$7.38
Total compensation expense related to PSUs was $21.8 million, $8.3 million and $5.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, the Company approved the acceleration of vesting for PSUs held by certain executive officers in connection with the Company's agreement for the pending sale of Clean Earth to mitigate the potential negative tax consequences of Section 280G and Section 4999 of the Internal Revenue Code of 1986, as amended by the Company and the executive officers. As a result of this modification, the Company recognized incremental compensation expense of $6.5 million, which includes the fair value adjustment related to the equity and cash-settled PSUs. The year ended December 31, 2025 also includes additional expense related to the fair value adjustment pertaining primarily related to the unvested cash-settled PSUs. At December 31, 2025, total unrecognized compensation expense related to non-vested PSUs was $7.4 million, which will be recognized over a weighted average period of 1.9 years.

A summary of the Company's non-vested PSU activity during the year ending December 31, 2025 was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested shares, December 31, 2024	1,457,388	$11.58
Granted (a)	1,041,593	$7.38
Vested, not issued (b)	(660,165)	$11.10
Vested and issued (c)	(912,459)	$9.79
Forfeited (d)	(83,839)	$10.84
Non-vested shares, December 31, 2025	842,518	$8.77
__________________
(a)Includes 520,819 equity-settled and 520,774 cash-settled
(b)The measurement period for PSUs issued in 2023 ended on December 31, 2025. These shares vested but will not be issued until the Board certifies the measurement period results in early 2026. These shares will vest at 200%.
(c)Includes 692,370 equity-settled and 220,089 cash-settled, vested at 200%.
(d)Includes 78,340 equity-settled and 5,499 cash-settled.
15. Financial Instruments
Off-Balance Sheet Risk
As collateral for the Company's performance and to insurers, the Company is contingently liable under standby letters of credit, bonds, bank guarantees and performance guarantees in the amounts of $448.9 million and $451.8 million at December 31, 2025 and 2024, respectively. The expiration periods of the standby letters of credit, bonds and bank guarantees are generally in force for approximately two years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that typically range from approximately 0.2% to 4.3% per annum of the instrument's face value. If the Company were required to obtain replacement standby letters of credit, bonds and bank guarantees at December 31, 2025 for those currently outstanding, it is the Company's opinion that the replacement costs would be within the present fee structure.
The Company has currency exposures in approximately 30 countries. The Company's primary foreign currency exposures during 2025 were in the European Union, the U.K., Brazil and China, as well as in Turkey and Argentina.
Off-Balance Sheet Risk—Third-Party Guarantees
Any liabilities related to the Company's obligation to stand ready to act on third-party guarantees are included in Other current liabilities or Other liabilities (as appropriate) on the Company's Consolidated Balance Sheets. Any recognition of these liabilities did not have a material impact on the Company's financial position or results of operations for 2025, 2024 or 2023.
In the normal course of business, legal indemnifications are provided related primarily to the performance of the Company's products and services and patent and trademark infringement of the products and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective products or services and, therefore, no liability is recognized related to the fair value of such guarantees.
Derivative Instruments and Hedging Activities
The Company uses derivative instruments, including foreign currency exchange forward contracts and interest rate swaps, to manage certain foreign currency and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not used for trading or speculative purposes. All derivative instruments are recorded on the Company's Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.
The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, the Company’s credit risk and counterparties’ credit risks, and which minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the ability to observe those inputs. Foreign currency exchange forward contracts and interest rate swaps are based upon pricing models using market-based inputs (Level 2). Model inputs can be verified and valuation techniques do not involve significant management judgment.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in valuing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), and (2) an entity’s own assumptions about market participant assumptions based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described below:
•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2—Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3—Inputs that are both significant to the fair value measurement and unobservable.
In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
The fair value of outstanding derivative contracts recorded as assets and liabilities on the Company's Consolidated Balance Sheets was as follows:

(In thousands)	Balance Sheet Location	Fair Value of Derivatives Designated as Hedging Instruments	Fair Value of Derivatives Not Designated as Hedging Instruments	Total Fair Value
December 31, 2025
Asset derivatives (Level 2):
Foreign currency exchange forward contracts	Other current assets	$36	$1,340	$1,376
Interest rate swaps	Other current assets	887	—	887
Interest rate swaps	Other assets	313	—	313

(In thousands)	Balance Sheet Location	Fair Value of Derivatives Designated as Hedging Instruments	Fair Value of Derivatives Not Designated as Hedging Instruments	Total Fair Value
Total		$1,236	$1,340	$2,576
Liability derivatives (Level 2):
Foreign currency exchange forward contracts	Derivative liabilities	$861	$19,978	$20,839
Total		$861	$19,978	$20,839
December 31, 2024
Asset derivatives (Level 2):
Foreign currency exchange forward contracts	Other current assets	$347	$7,590	$7,937
Interest rate swaps	Other assets	5,250	—	5,250
Total		$5,597	$7,590	$13,187
Liability derivatives (Level 2):
Foreign currency exchange forward contracts	Derivative liabilities	$80	$987	$1,067
Interest rate swaps	Derivative liabilities	217	—	217
Total		$297	$987	$1,284
All of the Company's derivatives are recorded on the Consolidated Balance Sheets at gross amounts and not offset. All of the Company's interest rate swaps and certain foreign currency exchange forward contracts are transacted under ISDA documentation. Each ISDA master agreement permits the net settlement of amounts owed in the event of default. The Company's derivative assets and liabilities are subject to enforceable master netting arrangements which, if offset, would have resulted in a $0.3 million net liability at December 31, 2025 and a $2.2 million net asset at December 31, 2024.
The effect of derivative instruments on the Company's Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income (Loss) was as follows:
Derivatives Designated as Hedging Instruments

	Gain (Loss) Recognized in OCI on Derivatives			Loss (Gain) Reclassified from AOCI into Income - Effective Portion or Equity
(In thousands)	2025	2024	2023	2025	2024	2023
Foreign currency exchange forward contracts	$(2,296)	$592	$(1,696)	$1,454	$(695)	$1,638
Interest rate swaps	(3,603)	8,757	1,869	(230)	(3,018)	(2,576)
	$(5,899)	$9,349	$173	$1,224	$(3,713)	$(938)

The locations and amounts of gain (loss) recognized on the Consolidated Statements of Operations are as follows:

	2025
(in thousands)	Product Revenues	Interest Expense
Total amounts in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$252,214	$(110,962)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	230
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	(1,454)	—

	2024
(in thousands)	Product Revenues	Interest Expense
Total amounts in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$365,356	$(112,217)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	3,018
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	695	—

	2023
	Product Revenues	Interest Expense
Total amounts in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$435,339	$(107,081)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	2,576
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	(1,638)	—
Derivatives Not Designated as Hedging Instruments

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives for the Twelve Months Ended December 31(a)
(In thousands)		2025	2024	2023
Foreign currency exchange forward contracts	Cost of services and products sold	$(43,431)	$25,184	$426
__________________
(a)These gains (losses) offset amounts recognized in cost of sales sold principally as a result of intercompany or third-party foreign currency exposures.
Foreign Currency Exchange Forward Contracts
The Company conducts business in multiple currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average monthly exchange rates during the respective periods.
The Company uses derivative instruments to hedge cash flows related to foreign currency fluctuations. The outstanding foreign currency exchange forward contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure by offsetting foreign currency exposures of certain future payments between the Company and various subsidiaries, suppliers or customers. The unsecured contracts are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the contract counterparties. The Company evaluates the creditworthiness of the counterparties and does not expect default by them. Foreign currency exchange forward contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.
Changes in the fair value of derivatives used to hedge foreign currency denominated balance sheet items are reported directly in earnings, along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments may be accounted for as cash flow hedges, as deemed appropriate, if the criteria for hedge accounting are met. Gains and losses on derivatives designated as cash flow hedges are deferred in AOCI, a separate component of equity, and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.
The recognized gains and losses offset amounts recognized in cost of sales principally as a result of intercompany or third-party foreign currency exposures. At December 31, 2025 and December 31, 2024, the notional amounts of foreign currency exchange forward contracts were $639.0 million and $593.7 million, respectively. These contracts primarily hedge British pounds sterling and Euros against other currencies and mature through August 2027.
In addition to foreign currency exchange forward contracts, the Company designates certain loans as hedges of net investments in international subsidiaries. The Company recorded a pre-tax net loss of $3.0 million in 2025 and gains of $2.4 million and $1.1 million during 2024 and 2023, respectively, related to hedges of net investments in OCI.
Interest Rate Swaps
The Company uses interest rate swaps in conjunction with certain variable rate debt issuances in order to secure a fixed interest rate. Changes in the fair value attributed to the effect of the swaps’ interest spread and changes in the credit worthiness of the counter-parties are recorded in OCI.
In the first quarter of 2023, the Company entered into a series of interest rate swaps that matured in December 2025. The swaps had the effect of converting $300.0 million of the Term Loan from a floating interest rate to a fixed interest rate and were classified as cash flow hedges. The fixed rates provided by these swaps, ranging from 4.16% to 4.21%, replaced the adjusted SOFR rate in the interest calculation.
In October 2024, the Company entered into a new series of interest rate swaps that were in effect upon the maturity of the existing interest rate swaps in December 2025 and will mature in March 2028. These forward swaps have the effect of converting $300.0 million from the Term Loan from a floating interest rate to a fixed interest rate and are classified as cash flow hedges. These swaps provide fixed interest rates that range from 3.06% to 3.12% and replace the adjusted SOFR rate in the interest calculation.
Fair Value of Other Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2025 and 2024, the total fair value of long-term debt, including current maturities, was $1,566.4 million and $1,419.7 million, respectively, compared with a carrying value of $1,567.0 million and $1,444.4 million, respectively. Fair values for debt are based upon pricing models using market-based inputs (Level 2) for similar issues or on the current rates offered to the Company for debt of the same remaining maturities.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company places cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any single institution.

Concentrations of credit risk with respect to accounts receivable exist in HE, which have several large customers throughout the world with significant accounts receivable balances. Consolidation in the global steel industry could result in an increase in concentration of credit risk for the Company. CE also has significant sales to several U.S. customers.
The Company generally does not require collateral or other security to support customer receivables. If a receivable from one or more of the Company's larger customers becomes uncollectible, it could have a material effect on the Company's results of operations or cash flows.
16. Information by Segment and Geographic Area*
The Company reports information about operating segments using the "management approach," which is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. In 2025, the Company had three reportable segments. These segments and the types of products and services offered include the following:
Harsco Environmental
HE is a global provider of on-site environmental services for the management of waste and byproduct streams from our customers, which includes resource recovery and recycling of waste materials, materials handling and logistical support and aluminum dross and scrap management. HE also manufactures value-added downstream products from industrial waste streams, or ecoproducts, which includes road surfacing materials, metallurgical additives, agriculture and turf products and cement additives.
Clean Earth
CE provides specialty waste processing solutions for customers in the industrial, retail, healthcare and construction industries in the U.S. CE's services include the treatment, recycling and beneficial reuse of hazardous and non-hazardous wastes and the processing of contaminated soil and dredged materials.
Harsco Rail
Rail is a global provider of railway track maintenance equipment and services. Rail's products include highly engineered railway track maintenance equipment, aftermarket parts and safety and diagnostics technology systems. In addition, Rail provides railway maintenance services to major railways, mass transit systems and equipment leasing companies.
Information by Geographical Areas
Countries with revenues from unaffiliated customers or net PP&E of 10% or more of the consolidated totals for at least one of the periods presented below are as follows:

	Revenues from Unaffiliated Customers
	Years ended December 31
(In thousands)	2025	2024	2023
By geographic location(a):
U.S.	$1,283,489	$1,341,287	$1,405,398
International	956,869	1,001,850	960,789
Total revenues from unaffiliated customers	$2,240,358	$2,343,137	$2,366,187
____________________
(a)Revenues are attributed to individual countries based on the location of the facility generating the revenue.

	Property, Plant and Equipment, Net
	December 31
(In thousands)	2025	2024
By geographic location:
U.S.	$362,085	$338,679
International	337,579	325,613
Total property, plant and equipment, net	$699,664	$664,292
No customer provided in excess of 10% of the Company's consolidated revenues in 2025, 2024 and 2023.
In 2025, 2024 and 2023, HE had one customer that provided in excess of 10% of its revenues under multiple long-term contracts at several mill sites. Should additional consolidations occur involving some of the steel industry's larger companies which are customers of the Company, it would result in an increase in concentration of credit risk for the Company. The loss of these contracts would not have a material adverse effect upon the Company's financial position or cash flows; however, it could have a significant effect on quarterly or annual results of operations.
In 2025, 2024, and 2023, CE had one customer that provided in excess of 10% of its revenue. The loss of this customer would not have a material adverse impact on the Company's financial positions or cash flows; however, it could have a material effect on quarterly or annual results of operations.
In 2025 and 2024, Rail had two customers that provided more than 10% of the segment total revenues and, in 2023, Rail had one customer that provided more than 10% of the segment total revenues. The loss of either customer would not have a material adverse impact on the Company's financial positions or cash flows; however, it could have a material effect on quarterly or annual results of operations.
Operating Information by Segment
The accounting policies for the three reportable segments are consistently applied, as described in Note 1, Summary of Significant Accounting Policies. The Company's chief operating decision maker (the "CODM") is the Company's Chairman and Chief Executive Officer. The CODM uses segment operating income/(loss) from continuing operations as the profit measure to evaluate segment performance and allocate resources across segments. Corporate unallocated expenses, interest income, interest expense, facility fees and debt-related income (expense) and defined benefit pension income (expense) are centrally managed costs and are, therefore, excluded from this profit measure to provide better understanding of the Company's segment operating results. The CODM considers variances of actual performance to the Company's annual operating plan and periodic forecasts when making decisions.
The following tables include information about the Company's revenues and operating income (loss) by reporting segment, along with significant segment expenses and other segment information, for the years ended

December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025
(in thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total revenues	1,019,411	973,853	247,094	$2,240,358	—	$2,240,358
Less:
Cost of services and products sold (a)	857,777	711,666	251,108	1,820,551	155	1,820,706
Selling, general and administrative expenses	105,402	169,728	46,953	322,083	59,922	382,005
Property, plant and equipment impairment charge	7,797	—	—	7,797	—	7,797
Other segment items (a)(b)	6,258	797	6,410	13,465	12,136	25,601
Operating income (loss) from continuing operations	42,177	91,662	(57,377)	$76,462	(72,213)	$4,249
Plus:
Interest income						2,191
Interest expense						(110,962)
Facility fees and debt-related income (expense)						(10,662)
Defined benefit pension income (expense)						(21,635)
Income (loss) from continuing operations before income taxes and equity income						$(136,819)

Other Segment Information:
Depreciation	108,168	39,778	4,464	$152,410	972	$153,382
Amortization (c)	2,242	23,644	713	$26,599	3,976	$30,575
Capital expenditures	84,494	49,459	7,117	$141,070	209	$141,279
Total assets	1,329,132	1,036,916	333,383	$2,699,431	9,240	$2,708,671

	Year Ended December 31, 2024
(in thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total revenues	1,111,512	940,337	291,288	$2,343,137	—	$2,343,137
Less:
Cost of services and products sold (a)	948,591	690,160	271,853	1,910,604	—	1,910,604
Selling, general and administrative expenses	113,845	156,378	48,461	318,684	40,704	359,388
Goodwill and other intangible asset impairment charges	2,840	—	13,026	15,866	—	15,866
Property, plant and equipment impairment charge	23,444	—	—	23,444	—	23,444
Remeasurement of long-lived assets	—	—	10,695	10,695	—	10,695
Gain on sale of businesses, net	(10,029)	—	—	(10,029)	(449)	(10,478)
Other segment items (a)(b)	808	1,151	6,808	8,767	(5,863)	2,904
Operating income (loss) from continuing operations	32,013	92,648	(59,555)	$65,106	(34,392)	$30,714
Plus:
Interest income						6,795
Interest expense						(112,217)
Facility fees and debt-related income (expense)						(11,265)
Defined benefit pension income (expense)						(17,607)
Income (loss) from continuing operations before income taxes and equity income						$(103,580)

Other Segment Information:
Depreciation	109,756	33,840	3,478	$147,074	1,255	$148,329
Amortization (c)	3,068	23,976	224	$27,268	4,203	$31,471
Capital expenditures	98,845	32,754	4,756	$136,355	236	$136,591
Total assets	1,263,031	993,107	351,174	$2,607,312	27,199	$2,634,511

	Year Ended December 31, 2023
(in thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total revenues	1,141,935	927,457	296,795	$2,366,187	—	$2,366,187
Less:
Cost of services and products sold (a)	942,219	694,164	270,996	1,907,379	—	1,907,379
Selling, general and administrative expenses	109,131	154,513	45,770	309,414	44,571	353,985
Property, plant and equipment impairment charge	14,099	—	—	14,099	—	14,099
Other segment items (a)(b)	(2,180)	2,078	4,884	4,782	(1,571)	3,211
Operating income (loss) from continuing operations	78,666	76,702	(24,855)	$130,513	(43,000)	$87,513
Plus:
Interest income						6,809
Interest expense						(107,081)
Facility fees and debt-related income (expense)						(10,762)
Defined benefit pension income (expense)						(22,326)
Income (loss) from continuing operations before income taxes and equity income						$(45,847)

Other Segment Information:
Depreciation	113,571	23,252	—	$136,823	2,133	$138,956
Amortization (c)	4,030	24,583	—	$28,613	3,795	$32,408
Capital expenditures	104,045	32,100	2,453	$138,598	427	$139,025
Total assets	1,417,278	979,871	369,931	$2,767,080	67,444	$2,834,524
__________________
(a)Cost of services and products sold is a significant expense category provided to the CODM at the segment-level.
(b)Other segment activities include amounts reflected in the captions, Research and development costs, Cost of services and products sold and Other (income) expenses, net, on the Company's Consolidated Statements of Operations.
(c)Amortization expense in Corporate relates to the amortization of deferred financing costs.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
17. Revenues *
The Company recognizes revenues to depict the transfer of promised services and products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services or products. Service revenues include CE and the service components of HE and Rail. Product revenues include portions of HE and Rail.

A summary of the Company's revenues by primary geographical markets as well as by key product and service groups for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31, 2025
(In thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Consolidated Totals
Primary Geographical Markets (a):
North America	$228,691	$973,853	$141,527	$1,344,071
Western Europe	401,709	—	81,779	483,488
Latin America (b)	148,619	—	2,925	151,544
Asia-Pacific	118,556	—	20,863	139,419
Middle East and Africa	102,808	—	—	102,808
Eastern Europe	19,028	—	—	19,028
Total Revenues	$1,019,411	$973,853	$247,094	$2,240,358

Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$950,829	$—	$—	$950,829
Ecoproducts	50,816	—	—	50,816
Environmental systems for aluminum dross and scrap processing	17,766	—	—	17,766
Railway track maintenance equipment	—	—	83,882	83,882
After market parts and services; safety and diagnostic technology	—	—	101,516	101,516
Railway contracting services	—	—	61,696	61,696
Hazardous waste processing solutions	—	824,244	—	824,244
Soil and dredged materials processing and reuse solutions	—	149,609	—	149,609
Total Revenues	$1,019,411	$973,853	$247,094	$2,240,358

	Year Ended December 31, 2024
(In thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Consolidated Totals
Primary Geographical Markets (a):
North America	$292,274	$940,337	$173,424	$1,406,035
Western Europe	425,775	—	84,398	510,173
Latin America (b)	154,684	—	5,578	160,262
Asia-Pacific	117,523	—	27,888	145,411
Middle East and Africa	103,957	—	—	103,957
Eastern Europe	17,299	—	—	17,299
Total Revenues	$1,111,512	$940,337	$291,288	$2,343,137
Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$974,284	$—	$—	$974,284
Ecoproducts	113,800	—	—	113,800
Environmental systems for aluminum dross and scrap processing	23,428	—	—	23,428
Railway track maintenance equipment	—	—	113,039	113,039

	Year Ended December 31, 2024
(In thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Consolidated Totals
After market parts and services; safety and diagnostic technology	—	—	117,327	117,327
Railway contracting services	—	—	60,922	60,922
Hazardous waste processing solutions	—	778,894	—	778,894
Soil and dredged materials processing and reuse solutions	—	161,443	—	161,443
Total Revenues	$1,111,512	$940,337	$291,288	$2,343,137

	Year Ended December 31, 2023
(In thousands)	Harsco Environmental	Clean Earth	Harsco Rail	Consolidated Totals
Primary Geographical Markets (a):
North America	$318,574	$927,457	$214,893	$1,460,924
Western Europe	431,893	—	57,301	489,194
Latin America (b)	171,225	—	2,540	173,765
Asia-Pacific	113,800	—	22,061	135,861
Middle East and Africa	86,867	—	—	86,867
Eastern Europe	19,576	—	—	19,576
Total Revenues	$1,141,935	$927,457	$296,795	$2,366,187
Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$951,992	$—	$—	$951,992
Ecoproducts	162,291	—	—	162,291
Environmental systems for aluminum dross and scrap processing	27,652	—	—	27,652
Railway track maintenance equipment	—	—	128,155	128,155
After market parts and services; safety and diagnostic technology	—	—	121,039	121,039
Railway contracting services	—	—	47,601	47,601
Hazardous waste processing solutions	—	766,474	—	766,474
Soil and dredged materials processing and reuse solutions	—	160,983	—	160,983
Total Revenues	$1,141,935	$927,457	$296,795	$2,366,187
__________________
(a)Revenues are attributed to individual countries based on the location of the facility generating the revenue.
(b)Includes Mexico.
The Company may receive payments in advance of earning revenue (advances on contracts), which are included in Other current liabilities and Other liabilities on the Consolidated Balance Sheets. The Company may recognize revenue in advance of being able to contractually invoice the customer (contract assets), which is included in Other current assets on the Consolidated Balance Sheets. Contract assets are transferred to Trade accounts receivable, net, when the right to payment becomes unconditional. Contract assets and advances on contracts are reported as a net position, on a contract-by-contract basis, at the end of each reporting period.
The Company had contract assets totaling $69.1 million and $97.2 million at December 31, 2025 and 2024, respectively. The decrease is due principally to the transfer of contract assets to accounts receivable in excess of new advances. The Company had advances on contracts totaling $8.2 million and $23.9 million at December 31, 2025 and 2024, respectively. The decrease is due principally to recognition of revenue on previously received advances on contracts in excess of receipts of new advances on contracts during the period. During the year ended December 31, 2025, the Company recognized approximately $23.4 million of revenue related to amounts previously included in advances on contracts.
The table below represents the expected fulfillment year of Company's fixed, unsatisfied performance obligations, where the expected contract duration exceeds one year, by segment, and exclude any variable fees, fixed fees subject to indexation and any performance obligations expected to be satisfied within one year:

(In thousands)	Harsco Environmental	Harsco Rail
2026	$17,343	$56,710
2027	15,986	39,083
2028	14,058	6,616
2029	4,866	3,375
2030	3,277	3,375
Thereafter	3,132	9,562
Total remaining performance obligations	$58,662	$118,721
Rail is currently manufacturing highly-engineered equipment under large long-term fixed-price contracts with Network Rail, Deutsche Bahn, and SBB. The Company has previously recognized estimated forward loss provisions related to these contracts of $32.7 million and $32.8 million for the years ended 2024 and 2023 related to these contracts due to several factors, such as material and labor cost inflation, supply chain delays, the bankruptcy of key vendors, increased engineering efforts and challenges encountered with homologation and commissioning of equipment. These challenges carried into 2025 and the Company recorded an additional $30.3 million forward loss provision for these contracts for the year ended December 31, 2025, as discussed further below.
For the Network Rail contract, the Company recorded additional loss provisions of $11.3 million in the first half of 2025. This additional loss is primarily related to increased estimated manufacturing and material costs. For 2024, the Company recorded an additional forward loss provision adjustment of $16.1 million. This additional loss is primarily related to increased estimated liquidated damages due to delays in the estimated delivery of the machines and increased engineering and manufacturing costs primarily as a result of design changes.
For the Deutsche Bahn contract, the Company recorded additional loss provisions of $5.5 million during 2025, with $18.8 million recorded in the fourth quarter, related to challenges encountered with the homologation of the initial vehicles, resulting in higher estimated costs to complete all vehicles including redesign as well as additional estimated penalties due to the resulting project delays. In the first quarter, the Company recorded a net favorable adjustment of $13.3 million as a result of an amendment to the contract which included additional pricing, as well as an extension of the delivery schedule for the machines which resulted in a reduction of the previous estimate of penalties recorded as an increase to revenue, offset by higher estimated material, manufacturing and engineering costs. During 2024, additional estimated forward loss provisions of $14.4 million were recorded, related principally to unexpected supplier price increases, challenges with supplier quality on key components necessitating a switch to a different supplier and increased engineering efforts that exceeded previous estimates.
For the SBB contract, the Company recorded net additional loss provisions of $13.5 million during 2025, with $6.4 million recorded in the fourth quarter related principally to unanticipated costs identified during the prototype commissioning of the universal vehicles, as well as higher estimated manufacturing, assembly and logistic costs. For 2024, the Company recorded an additional estimated forward loss provision of $2.2 million related principally to increased estimates for assembly, storage and commissioning costs for the remaining vehicles due to project delays.
The estimated forward loss provisions represent the Company's best estimate based on currently available information. It is possible that the Company's overall estimate of liquidated damages, penalties and costs to complete these contracts may change, which could result in an additional estimated forward loss provision at such time that could be material. The Company will continue to update its estimates to complete these contracts, which will include the effect of negotiations with the customers regarding price increases, change orders and extensions to delivery schedules. To that extent, the Company is currently in discussions with Network Rail and has sent Network Rail a letter communicating the need to bring the negotiations to closure and summarizing various options, including a substantial revision of the contract’s economic terms or finding a mutually acceptable exit to this contract. If the Company were to exit this contract, it could result in a material loss in that period.
As of December 31, 2025, the contracts with Network Rail, Deutsche Bahn and SBB are 67%, 54% and 90% complete, respectively, based on costs incurred compared to the estimated costs to complete.
The Company provides assurance type warranties primarily for product sales at Rail. These warranties are typically not priced or negotiated separately (there is no option to separately purchase the warranty) or the warranty does not provide customers with a service in addition to the assurance that the product complies with agreed-upon specifications. Accordingly, such warranties do not represent separate performance obligations.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".
18. Other Expense (Income), Net
The major components of this Consolidated Statements of Operations caption, broken out by operating segment, are as follows:

(In thousands)	2025	2024	2023
Net gains
Harsco Environmental	$(3,220)	$(3,357)	$(250)
Clean Earth	(300)	—	—
Harsco Rail	(276)	—	(2,311)
Corporate	—	(3,272)	—
Total net gains	(3,796)	(6,629)	(2,561)
Employee termination benefit costs
Harsco Environmental	8,036	6,013	1,977
Clean Earth	730	521	1,399
Harsco Rail	1,960	640	(645)
Corporate	327	1,179	275
Total employee termination benefit costs	11,053	8,353	3,006
Other costs (income) to exit activities
Harsco Environmental	3,336	(3,615)	(7,810)
Harsco Rail	(59)	9	3,576
Corporate	18,700	2,060	2,669
Total other costs (income) to exit activities	21,977	(1,546)	(1,565)
Asset impairments
Harsco Environmental	583	2,771	88
Clean Earth	—	567	—
Harsco Rail	185	1,921	—
Total asset impairments	768	5,259	88
Contingent consideration adjustments
Corporate	—	—	(848)
Total contingent consideration adjustments	—	—	(848)
Other (income) expense	—	—	289
Total other (income) expenses, net	$30,002	$5,437	$(1,591)

Net Gains
Net gains result from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2025, gains related to assets sold principally in HE primarily in North America. In 2024, gains related to assets sold principally in Corporate primarily in North America and HE primarily in Latin America. In 2023, gains related to assets sold in Rail primarily in Asia Pacific.
Employee Termination Benefit Costs
Costs and the related liabilities associated with involuntary termination benefit costs for one-time benefit arrangements provided as part of an exit or disposal activity are recognized when a formal plan for reorganization is approved at the appropriate level of management and is communicated to the affected employees. Additionally, costs associated with ongoing benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable. The employee termination benefit cost in 2025 principally related to HE primarily in Western Europe and North America; and Rail primarily in North America. The employee termination benefit costs in 2024 principally related to HE primarily in Latin America and Western Europe; and Corporate primarily in North America. The employee termination benefit costs in 2023 principally related to HE primarily in Western Europe and CE in North America.
Other Costs to Exit Activities
Costs associated with exit or disposal activities include costs to terminate a contract and other costs associated with exit or disposal activities. Costs to terminate a contract are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. Other costs associated with exit or disposal activities (e.g., costs to sell a business, costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in which the liability is incurred. Also included are any benefits received in relation to an exit activity, such as a contract termination fee received from a customer. In 2025, exit costs were incurred principally in Corporate related to the planned sale of Clean Earth. In 2025 exit costs were also incurred in HE, mostly in Western Europe. In 2024, exit costs were incurred in HE, mostly in Latin America. In 2023, exit income was incurred principally in HE, mostly due to an $8.1 million net gain in North America related to a lease modification that resulted in a lease incentive for the Company to relocate a site prior to the end of the expected lease term. In 2023 exit costs were incurred related to the Rail sale efforts.
Asset Impairments
Asset impairments include impairment charges for long-lived assets, other than definite-lived intangibles, and are measured as the amount by which the carrying amount of assets exceeds their fair value. Fair value is estimated based upon the expected future realizable discounted cash flows including anticipated selling prices. Non-cash impaired asset write-downs, for long-lived assets other than definite-lived intangibles, are included in Other, net, on the Consolidated Statements of Cash Flows as adjustments to reconcile net income (loss) to net cash provided by operating activities. In all years presented, impaired asset write-downs were incurred primarily in HE across several regions. In 2025, Rail had an impaired asset write-down in Western Europe. In 2024, Rail had an impaired asset write-down in North America.
Contingent Consideration Adjustments
The Company acquired Clean Earth in 2019. Included in liabilities acquired was a contingent liability resulting from a prior Clean Earth acquisition. Each quarter, until settlement of the related contingencies, the Company assesses the likelihood that the acquired businesses will achieve performance goals and the resulting fair value of the contingent consideration and any future adjustments (increases or decreases) are included in operating results. In 2023, the Company recorded an adjustment related to expected reimbursement of net operating losses that did not occur which was the final settlement of Clean Earth contingencies.

19. Components of Accumulated Other Comprehensive Loss*
AOCI is included on the Consolidated Statements of Stockholders' Equity. The components of AOCI, net of the effect of income taxes, and activity for the years ended December 31, 2025 and 2024 are as follows:

	Components of AOCI - Net of Tax
(In thousands)	Cumulative Foreign Exchange Translation Adjustments		Effective Portion of Derivatives Designated as Hedging Instruments		Cumulative Unrecognized Actuarial Losses on Pension Obligations		Unrealized Gain (Loss) on Marketable Securities	Total
Balance at December 31, 2023	$(184,376)		$(470)		$(357,159)		$15	$(541,990)
OCI before reclassifications	(45,998)	(a)	7,036	(b)	27,716	(c)	7	(11,239)
Amounts reclassified from AOCI, net of tax	(108)		(2,797)		17,524		—	14,619
Total OCI	(46,106)		4,239		45,240		7	3,380
Less: OCI attributable to noncontrolling interests	1,225		—		—		—	1,225
OCI attributable to Enviri Corporation	(44,881)		4,239		45,240		7	4,605
Balance at December 31, 2024	(229,257)		3,769		(311,919)		22	(537,385)
OCI before reclassifications	32,045	(a)	(4,824)	(b)	(21,046)	(c)	3	6,178
Amounts reclassified from AOCI, net of tax	—		1,070		17,515		—	18,585
Total OCI	32,045		(3,754)		(3,531)		3	$24,763
Less: OCI attributable to noncontrolling interests	(1,859)		—		—		—	(1,859)
OCI attributable to Enviri Corporation	30,186		(3,754)		(3,531)		3	22,904
Balance at December 31, 2025	$(199,071)		$15		$(315,450)		$25	$(514,481)
_________________
(a)Principally foreign currency fluctuation.
(b)Principally net change from periodic revaluations.
(c)Principally changes due to annual actuarial remeasurements and foreign currency translation.
Amounts reclassified from AOCI for 2025 and 2024 are as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Affected Caption on the Consolidated Statements of Operations
(In thousands)
Amortization of defined benefit pension items (d):
Actuarial losses	$18,547	$19,213	Defined benefit pension income (expense)
Prior-service costs	490	492	Defined benefit pension income (expense)
Settlement/curtailment gain	(707)	(1,125)	Defined benefit pension income (expense)
Total before tax	18,330	18,580
Tax benefit	(815)	(1,056)
Total reclassification of defined benefit pension items, net of tax	$17,515	$17,524
Amortization of cash flow hedging instruments(e):
Foreign currency exchange forward contracts	$1,454	$(695)	Product revenues
Interest rate swaps	(230)	(3,018)	Interest expense
Total before tax	1,224	(3,713)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Affected Caption on the Consolidated Statements of Operations
(In thousands)
Tax benefit	(154)	916
Total reclassification of cash flow hedging instruments	$1,070	$(2,797)
Recognition of cumulative foreign exchange translation adjustments:
Gain on substantial liquidation of subsidiaries(f)	$—	$(108)	Other (income) expenses, net
Total reclassification of cumulative foreign exchange translation adjustments	$—	$(108)
_________________
(d)These AOCI components are included in the computation of NPPC. See Note 10, Employee Benefit Plans, for additional information.
(e)See Note 15, Financial Instruments for additional information.
(f)No tax impact.
*Previously issued 2023 and 2024 amounts have been revised due to the correction of immaterial errors as discussed in Note 1, Summary of Significant Accounting Policies under "Revision of Previously Issued Financial Statements".

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
Continuing Operations
(In thousands)

		Additions (Deductions)
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Foreign Currency Translation Adjustments	Other		Balance at End of Period
For the year ending December 31, 2025:
Allowance for Expected Credit Losses	$15,114	$(3,226)	$728	$(1,567)	(a)	$11,049
Deferred Tax Assets—Valuation Allowance	196,776	47,459	16,161	(50,123)	(b)	210,273
For the year ending December 31, 2024:
Allowance for Expected Credit Losses	$15,522	$2,821	$(117)	$(3,112)	(a)	$15,114
Deferred Tax Assets—Valuation Allowance	182,179	27,057	(7,240)	(5,220)	(b)	196,776
For the year ending December 31, 2023:
Allowance for Expected Credit Losses	$8,853	$7,042	$(37)	$(336)	(a)	$15,522
Deferred Tax Assets—Valuation Allowance	138,393	43,460	3,721	(3,395)	(b)	182,179
__________________
(a)Includes the write-off of, net of collections, on previously reserved accounts receivable balances and changes in credit memo reserves reflected as adjustments to revenue.
(b)2025 includes a decrease of $2.1 million related to pension adjustments recorded through AOCI, a decrease of $37.4 million related to audit adjustments and a decrease of $7.1 million due to a tax rate change in a certain foreign jurisdiction. 2024 included decreases of $5.4 million related to pension adjustments recorded through AOCI. 2023 included a decrease of $1.8 million related to pension adjustments recorded through AOCI and $1.8 million related to state tax rate reductions and state NOL expirations in the U.S.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Enviri Corporation.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheet of New Enviri (the “Company"), a business of Enviri Corporation (the “Parent”), as of December 31, 2025, and the related combined statements of operations, comprehensive income (loss), cash flows, and changes in parent company net investment for the year ended December 31 2025, and the related notes and the schedule listed in the index appearing under Schedule II (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment - Refer to Notes 3 and 9 to the financial statements
Critical Audit Matter Description
Goodwill is tested for impairment at the reporting unit level on October 1 of each year or more frequently whenever an event or change in circumstance occurs that would require reassessment of the recoverability of the asset. In applying the goodwill impairment test, the Company performs a quantitative test for its Harsco Environmental reporting unit. As of December 31, 2025, there was $379.3 million of goodwill recorded related to the Harsco Environmental reporting unit. A quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the net book value, including goodwill. The Company’s methodology for estimating the fair value of this reporting unit utilizes a combination of the market and income approach. Under the income approach, the Company utilizes a discounted cash flow model to estimate the current fair value of the reporting unit. The principal assumptions utilized in the discounted cash flow model include future revenues, operating income margin, capital expenditures, and the discount rate. If the net book value of a reporting unit were to exceed the current fair value, then an impairment charge would be recognized as the difference between the net book value and the fair value. No impairment charges were recorded as the Harsco Environmental reporting unit had a fair value in excess of its carrying value.
The principal considerations for our determination that performing audit procedures relating to the goodwill impairment assessment of the Harsco Environmental reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of this reporting unit; (ii) a high degree of auditor judgment in evaluating the reasonableness of management’s assumptions under the discounted cash flow model, including future revenues, operating income margin, capital expenditures, and the discount rate assumptions, and, under the market approach, the selection of appropriate peer groups and market multiples; and (iii) an increased extent of effort, including the need to involve our fair value specialist.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant estimates and assumptions related to future revenues, operating income margin, capital expenditures, the discount rate, and the valuation multiples of selected guideline public companies used by management to estimate the fair value of the Harsco Environmental reporting unit included the following, among others:
•We tested the effectiveness of controls over the determination of the fair value of the Harsco Environmental reporting unit, including controls related to management’s significant estimates and assumptions of future revenues, operating income margin, capital expenditures, the discount rate, and valuation multiples of selected guideline public companies.
•We evaluated the reasonableness of management’s discounted cash flow model and future revenues, operating income margin, and capital expenditure assumptions included in the model by comparing the forecasts to:
◦Historical results.
◦Internal communications to management and the Board of Directors of Parent.
◦Forecasted information included in industry reports for the Company and certain of its peer companies.
•With the assistance of our fair value specialists, for the income approach we evaluated the reasonableness of the discount rate assumptions, including testing the underlying information supporting these assumptions and the mathematical accuracy of the calculations.
•With the assistance of our fair value specialists, for the market approach we evaluated the selection of peer groups and guideline public company market multiples and the mathematical accuracy of the calculations.
/S/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
March 20, 2026
We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Enviri Corporation
Opinion on the Financial Statements
We have audited the accompanying combined balance sheet of New Enviri (the “Company”), a business of Enviri Corporation (the “Parent”) as of December 31, 2024, and the related combined statements of operations, of comprehensive income (loss), of changes in parent company net investment and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the two years in the period ended December 31, 2024 listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 20, 2026
We have served as the Company's auditor from 2025 to 2025.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED BALANCE SHEETS

(In thousands)	December 31 2025	December 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$103,487	$88,093
Restricted cash	21,677	1,799
Trade accounts receivable, net	220,063	197,876
Other receivables	88,024	98,042
Inventories	171,718	174,048
Current portion of contract assets	26,968	59,881
Prepaid expenses	54,556	52,341
Other current assets	9,256	14,879
Total current assets	695,749	686,959
Property, plant and equipment, net	424,099	415,444
Right-of-use assets, net	34,267	31,048
Goodwill	379,381	360,459
Intangible assets, net	16,095	17,837
Retirement plan assets	55,743	57,622
Deferred income tax assets	11,382	17,675
Other assets	53,931	51,432
Total assets	$1,670,647	$1,638,476
LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities:
Short-term borrowings	$11,490	$8,144
Current maturities of long-term debt	14,373	12,213
Accounts payable	163,474	142,481
Accrued compensation	43,130	38,511
Income taxes payable	4,345	6,459
Reserve for forward losses on contracts	61,037	54,320
Current portion of advances on contracts	7,982	13,265
Current portion of operating lease liabilities	11,654	10,751
Derivative liabilities	20,839	1,284
Other current liabilities	118,127	111,129
Total current liabilities	456,451	398,557
Long-term debt	1,480,072	1,364,041
Retirement plan liabilities	25,758	26,867
Operating lease liabilities	23,372	21,176
Environmental liabilities	19,105	26,569
Deferred tax liabilities	6,609	5,508
Other liabilities	45,527	46,790
Related party notes payable	182,114	187,047
Total liabilities	2,239,008	2,076,555
COMMITMENTS AND CONTINGENCIES
PARENT COMPANY NET INVESTMENT
Net parent investment	(99,506)	51,832
Accumulated other comprehensive loss	(509,380)	(528,062)

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED BALANCE SHEETS

(In thousands)	December 31 2025	December 31 2024
Noncontrolling interests	40,525	38,151
Total parent company net investment	(568,361)	(438,079)
Total liabilities and parent company net investment	$1,670,647	$1,638,476
See accompanying notes to Combined Financial Statements.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED STATEMENTS OF OPERATIONS

	Years Ended December 31
(In thousands)	2025	2024	2023
Revenues from continuing operations:
Service revenues	$1,014,292	$1,037,444	$1,003,391
Product revenues	252,214	365,356	435,339
Total revenues	1,266,506	1,402,800	1,438,730
Costs and expenses from continuing operations:
Cost of services sold	836,022	873,931	818,796
Cost of products sold	265,574	341,043	399,621
Selling, general and administrative expenses	180,219	181,625	178,100
Research and development expenses	2,676	3,497	2,736
Goodwill and other intangible asset impairment charges	—	15,866	—
Property, plant and equipment impairment charge	7,797	23,444	14,099
Gain on sale of businesses, net	—	(10,478)	—
Other (income) expenses, net	29,572	4,349	(2,990)
Total costs and expenses	1,321,860	1,433,277	1,410,362
Operating income (loss) from continuing operation	(55,354)	(30,477)	28,368
Interest income	2,032	6,795	6,781
Interest expense	(106,156)	(108,986)	(106,002)
Facility fees and debt-related income (expense)	(10,662)	(11,265)	(10,762)
Defined benefit pension income (expense)	(21,635)	(17,606)	(22,326)
Income (loss) from continuing operation before income taxes and equity income	(191,775)	(161,539)	(103,941)
Income tax benefit (expense) from continuing operations	(27,105)	(22,738)	(29,362)
Equity in income (loss) of unconsolidated entities, net	155	(10)	(761)
Income (loss) from continuing operations	(218,725)	(184,287)	(134,064)
Discontinued Operations:
Income (loss) from discontinued businesses	(5,494)	(5,297)	(5,133)
Income tax benefit (expense) from discontinued businesses	—	—	—
Income (loss) from discontinued operations, net of tax	(5,494)	(5,297)	(5,133)
Net income (loss)	(224,219)	(189,584)	(139,197)
Less: Net loss (income) attributable to noncontrolling interests	(3,892)	(5,312)	1,977
Net income (loss) attributable to New Enviri	$(228,111)	$(194,896)	$(137,220)
Amounts attributable to New Enviri:
Income (loss) from continuing operations, net of tax	$(222,617)	$(189,599)	$(132,087)
Income (loss) from discontinued operations, net of tax	(5,494)	(5,297)	(5,133)
Net income (loss) attributable to New Enviri	$(228,111)	$(194,896)	$(137,220)
See accompanying notes to Combined Financial Statements.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31
(In thousands)	2025	2024	2023
Net income (loss)	$(224,219)	$(189,584)	$(139,197)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of deferred income taxes of (6), $(20), and $1 in 2025, 2024 and 2023 respectively	27,424	(45,292)	24,950
Net gain (loss) on cash flow hedging instruments, net of deferred income taxes of $(80), $100 and $(45) in 2025, 2024 and 2023, respectively	(4,755)	5,737	(811)
Pension liability adjustment	(2,131)	51,178	234
Unrealized gain (loss) on marketable securities, net of deferred income taxes of $0, $(2) and $(2) in 2025, 2024 and 2023, respectively	3	7	5
Total other comprehensive income (loss)	20,541	11,630	24,378
Total comprehensive income (loss)	(203,678)	(177,954)	(114,819)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(5,751)	(4,084)	2,594
Comprehensive income (loss) attributable to New Enviri	$(209,429)	$(182,038)	$(112,225)
See accompanying notes to Combined Financial Statements.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31
(In thousands)	2025	2024	2023
Cash flows from operating activities:
Net loss	$(224,219)	$(189,584)	$(139,197)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	113,604	115,168	119,912
Amortization	6,931	7,539	8,093
Deferred income tax expense (benefit)	7,254	(4,164)	1,624
Equity (income) loss of unconsolidated entities, net	(155)	10	761
Dividends from unconsolidated entities	230	321	—
Right-of-use assets	12,186	12,393	10,434
Property, plant and equipment impairment charge	7,797	23,444	14,099
Goodwill and other intangible asset impairment charges	—	15,866	—
Gain on sale of businesses, net	—	(10,478)	—
Stock-based compensation	10,356	9,455	7,203
Other, net	(8,843)	(14,086)	(2,586)
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:
Accounts receivable	(5,190)	33,301	(29,639)
Inventories	7,948	(8,176)	(5,595)
Contract assets	31,551	(11,412)	3,475
Accounts payable	4,254	(18,822)	1,267
Accrued interest payable	(297)	(413)	221
Accrued compensation	1,285	(9,495)	17,967
Advances on contracts and other customer advances	(16,714)	(13,210)	(14,160)
Operating lease liabilities	(12,591)	(12,343)	(10,250)
Retirement plan liabilities, net	18,406	(5,360)	(3,230)
Other assets and liabilities	23,430	35,457	5,200
Net cash used by operating activities	(22,777)	(44,589)	(14,401)
Cash flows from investing activities:
Purchases of property, plant and equipment	(91,820)	(103,837)	(106,925)
Proceeds from sale of businesses	—	57,633	—
Proceeds from sales of assets	8,923	15,946	6,317
Expenditures for intangible assets	—	(752)	—
Proceeds from notes receivable	—	17,023	11,238
Net proceeds from settlement of foreign currency forward exchange contracts	(18,190)	12,114	4,251
Net cash used by investing activities	(101,087)	(1,873)	(85,119)
Cash flows from financing activities:
Short-term borrowings, net	3,189	(6,198)	7,027
Net transfer from Parent	70,175	80,106	88,204
Payments from related party notes	(4,933)	3,655	6,394
Borrowings and repayments under Revolving Credit Facility, net	119,000	$(15,000)	52,000
Borrowings related to refinancing of Revolving Credit Facility	—	107,557	—

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED STATEMENTS OF CASH FLOWS (continued)

	Years Ended December 31
(In thousands)	2025	2024	2023
Repayments related to refinancing of Revolving Credit Facility	—	(107,557)	—
Repayments of term loan	(5,000)	(5,000)	(5,000)
Cash paid for finance leases and other long-term debt	(9,242)	(7,020)	(6,772)
Proceeds from other long-term debt	566	—	—
Dividends paid to noncontrolling interests	(3,377)	(17,095)	(5)
Purchase of noncontrolling interests	—	(1,197)	—
Contributions from non controlling interests	—	874	1,654
Stock-based compensation - Employee taxes paid	(12,764)	(1,885)	(1,426)
Deferred financing costs	(1,818)	(4,290)	—
Net cash provided by financing activities	155,796	26,950	142,076
Effect of exchange rate changes on cash, including restricted cash	3,340	(15,046)	(3,115)
Net (decrease) increase in cash and cash equivalents, including restricted cash	35,272	(34,558)	39,441
Cash and cash equivalents, including restricted cash, at beginning of period	89,892	124,450	85,009
Cash and cash equivalents, including restricted cash, at end of period	$125,164	$89,892	$124,450

Supplementary cash flow information:
Purchase of property, plant and equipment in accounts payable	$19,685	$10,646	$11,418
See accompanying notes to Combined Financial Statements.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY NET INVESTMENT

(In thousands)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Equity	Noncontrolling Interest	Total Parent Company Net Investment
Balances, December 31, 2022	$204,018	$(565,912)	$(361,894)	$53,600	$(308,294)
Net income (loss)	(137,220)	—	(137,220)	(1,977)	(139,197)
Cash dividends declared:	—	—	—	—	—
Noncontrolling interests	—	—	—	(5)	(5)
Total other comprehensive income (loss), net of deferred income taxes of $(46)	—	24,995	24,995	(617)	24,378
Contributions from noncontrolling interests	—	—	—	1,654	1,654
Purchase of subsidiary shares from noncontrolling interest	398	—	398	(398)	—
Amortization of unearned stock-based compensation, net of forfeitures	7,203	—	7,203	—	7,203
Net transfers from Parent	85,304	—	85,304	—	85,304
Balances, December 31, 2023	159,703	(540,917)	(381,214)	52,257	(328,957)
Net income (loss)	(194,896)	—	(194,896)	5,312	(189,584)
Cash dividends declared:	—	—	—	—	—
Noncontrolling interests	—	—	—	(17,095)	(17,095)
Total other comprehensive income (loss), net of deferred income taxes of $78	—	12,855	12,855	(1,225)	11,630
Purchase of subsidiary shares from noncontrolling interest	775	—	775	(1,972)	(1,197)
Contributions from noncontrolling interests	—	—	—	874	874
Amortization of unearned stock-based compensation, net of forfeitures	9,455	—	9,455	—	9,455
Net transfers from Parent	76,795	—	76,795	—	76,795
Balances, December 31, 2024	51,832	(528,062)	(476,230)	38,151	(438,079)
Net income (loss)	(228,111)	—	(228,111)	3,892	(224,219)
Cash dividends declared:	—	—	—	—	—
Noncontrolling interests	—	—	—	(3,377)	(3,377)
Total other comprehensive income (loss), net of deferred income taxes of $(86)	—	18,682	18,682	1,859	20,541
Contributions from noncontrolling interests	—	—	—	—	—
Amortization of unearned stock-based compensation, net of forfeitures	10,356	—	10,356	—	10,356
Net transfers from Parent	66,417	—	66,417	—	66,417
Balances, December 31, 2025	$(99,506)	$(509,380)	$(608,886)	$40,525	$(568,361)
See accompanying notes to Combined Financial Statements.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Nature of Operations
The accompanying Combined Financial Statements present, on a historical cost basis, the combined assets and liabilities of New Enviri (“New Enviri”), which comprises substantially all of the Harsco Environmental (“HE”) and Harsco Rail (“Rail”) segments of Enviri Corporation (“Enviri”, “Parent”, or the “Company”).
These segments and the types of products and services offered include the following:
Harsco Environmental
HE is a global provider of on-site environmental services for the management of waste and byproduct streams from our customers, which includes resource recovery and recycling of waste materials, materials handling and logistical support and aluminum dross and scrap management. HE also manufactures value-added downstream products from industrial waste streams, or ecoproducts, which includes road surfacing materials, metallurgical additives, agriculture and turf products and cement additives.
Harsco Rail
Rail is a global provider of railway track maintenance equipment and services. Rail’s products include highly engineered railway track maintenance equipment, after-market parts and safety and diagnostics technology systems. In addition, Rail provides railway maintenance services to major railways, mass transit systems and equipment leasing companies.
2. Basis of Presentation
Throughout the periods covered by the Combined Financial Statements, New Enviri operated as part of Enviri. Consequently, stand-alone financial statements have not historically been prepared for New Enviri. The accompanying Combined Financial Statements have been prepared using Enviri’s historical consolidated financial statements and accounting records and are presented on a stand-alone basis as if New Enviri’s operations had been conducted independently from Enviri. The Combined Financial Statements include the historical results of operations, financial position, and cash flows of New Enviri in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The operations comprising New Enviri are in two segments – HE and Rail, all of which are wholly owned by Enviri. Accordingly, Enviri’s net investment in these operations is shown in lieu of stockholder’s equity in the Combined Financial Statements.
New Enviri comprises certain stand-alone reportable segments for which discrete financial information is available. As Enviri records transactions at the legal entity level, for the shared entities for which discrete financial information was not available, allocation methodologies were applied to certain accounts to allocate amounts to New Enviri as discussed further below.
The Combined Statements of Operations include all revenues and costs directly attributable to New Enviri as well as an allocation of expenses related to facilities, functions and services provided by our Parent. These corporate expenses have been allocated to New Enviri based on direct usage or benefit, where identifiable, with the remainder allocated based on revenues or headcount. Management of New Enviri and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, New Enviri. The allocations may not, however, reflect the expense New Enviri would have incurred as a stand-alone company for the periods presented. Actual costs that would have been incurred if New Enviri had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, such as the division of shared services in corporate stewardship, legal, finance, human resources, information systems and marketing, among others. See Note 19, Relationship with Parent and Related Entities. The allocated costs are deemed to be settled by New Enviri to the Parent in the period in which the expense was recorded in the Combined Statements of Operations. The Combined Statements of Cash Flows present these corporate expenses as cash flows from operating activities, as these costs were incurred by our Parent. Current and deferred income taxes and related tax expense have been determined based on the stand-alone results of New Enviri by applying Accounting Standards

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Codification No. 740, Income Taxes (“ASC 740”), to New Enviri’s operations in each country as if it were a separate taxpayer (i.e., following the Separate Return Methodology).
The Combined Financial Statements include all assets and liabilities that reside in New Enviri legal entities. Assets and liabilities in shared entities were included in the stand-alone financial statements to the extent the asset is primarily used by New Enviri. If New Enviri is not the primary user of the asset or liability, it was excluded entirely from the Combined Financial Statements. The Parent uses a transaction perimeter approach to cash management and financing its operations. Accordingly, all cash and cash equivalents, related party notes payables, and related interest expense related to New Enviri have been attributed to New Enviri in the Combined Financial Statements. Any such items which exist in other entities, whether shared or otherwise, are outside of the control of New Enviri and have been excluded from the Combined Financial Statements.
Our Parent maintains various stock-based compensation plans at a corporate level. New Enviri employees participate in those programs and a portion of the compensation cost associated with those plans is included in New Enviri’s Combined Statements of Operations. Also, the stock-based compensation expense has been included within Parent company net investment on the Combined Statements of Changes in Parent Company Net Investment. The amounts presented in the Combined Financial Statements are not necessarily indicative of future awards and may not reflect the results that New Enviri would have experienced as a separate, stand-alone company. See Note 19, Relationship with Parent and Related Entities.
Our Parent’s third-party debt and the related interest have been recorded to New Enviri for all periods presented, as New Enviri is responsible for these obligations. The debt was incurred specifically for purposes related to New Enviri’s operations and is directly attributable to New Enviri. Furthermore, the legal entities within New Enviri are responsible for guaranteeing and servicing the debt, and are not jointly and severally liable for any of Parent’s other outstanding obligations.
Any transactions which have been included in the Combined Financial Statements from legal entities which are not exclusively operating as New Enviri are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded between Parent and New Enviri. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company net investment. Other transactions between New Enviri and other Parent segments, to the extent such transactions have not been settled in cash as of the period-end date, are reflected in the Combined Balance Sheets as related party notes payables.
All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations, and cash flows of New Enviri in the future or if New Enviri had been a separate, stand-alone publicly traded entity during the periods presented.
3. Summary of Significant Accounting Policies
Basis of Combination
The Combined Financial Statements are presented on a stand-alone basis and include the financial position, statements of operations and cash flows of New Enviri. All significant intercompany accounts and transactions within New Enviri have been eliminated in the accompanying Combined Financial Statements. All intercompany balance payables between our Parent and New Enviri are reflected in the Combined Balance Sheets as related party notes payables. There were no intercompany balance receivables between our Parent and New Enviri. All other intercompany activity identified for inclusion within the Combined Financial Statements, either through specific identification or allocation to New Enviri, is deemed to have been paid to our Parent in the period the cost was incurred.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Segment Information
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by New Enviri’s chief operating decision‑maker in deciding how to allocate resources and in assessing performance. New Enviri operates in two reportable business segments, HE and Rail, respectively.
Cash and Cash Equivalents
All cash and cash equivalents included in the Combined Financial Statements are legally owned by New Enviri legal entities and are not subject to a pooling arrangement with the Parent. Cash and cash equivalents include cash on hand, demand deposits and short-term investments that are highly liquid in nature and have an original maturity of three months or less.
Restricted Cash
New Enviri had restricted cash of $21.7 million and $1.8 million at December 31, 2025 and 2024, respectively, and the restrictions are primarily related to collateral provided for certain guarantees of New Enviri’s performance.
Parent Company Net Investment
New Enviri’s equity on the Combined Balance Sheets represents our Parent’s historical net investment in New Enviri, and is presented as “Parent company net investment” in lieu of stockholders’ equity. The Combined Statements of Changes in Parent Company Net Investment include corporate allocations, net cash transfers and other property transfers between our Parent and New Enviri. All transactions reflected in Parent company net investment in the accompanying Combined Balance Sheets have been considered cash receipts and payments for purposes of the Combined Statements of Cash Flows and are reflected as financing activities in the accompanying Combined Statements of Cash Flows.
Accounts Receivable
Accounts receivable are stated at net realizable value, which represents the face value of the receivable, less an allowance for expected credit losses. The allowance for expected credit losses is maintained for expected lifetime losses resulting from the inability of customers to make required payments.
New Enviri’s expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers’ trade accounts receivables. When required, New Enviri adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. New Enviri generally assesses future economic conditions for a period which corresponds with the contractual life of its accounts receivable. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.
Accounts Receivable Securitization Facility
Under the revolving trade receivables securitization facility (the “AR Facility”), New Enviri and its subsidiaries continuously sell their trade receivables as they are originated to New Enviri’s Special Purpose Entity, (“SPE”). This includes receivables purchased from Enviri’s Clean Earth segment. New Enviri controls and, therefore, consolidates the SPE in its Combined Financial Statements. The SPE transfers ownership and control of qualifying receivables to the banking counterparty to the AR Facility up to the maximum purchase commitment. New Enviri and its related subsidiaries have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities, and, once sold, the receivables are no longer available to satisfy creditors of New Enviri or the related subsidiaries. New Enviri accounts for receivables sold to the banking counterparty as a sale of financial assets and derecognizes the trade receivables from New Enviri’s Combined Balance Sheets. See Note 6, Trade Accounts Receivables and Other Receivables and Note 19, Relationship with Parent and Related Entities for additional information.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Fees incurred for the AR Facility are deferred and are expensed over the term of the agreement. Unamortized costs are included in Other assets in New Enviri’s Combined Balance Sheets and the related recognized expense is recorded in Facility fees and debt-related expense on the Combined Statements of Operations.
Inventories
Inventories are accounted for using the average cost, first-in, first-out (“FIFO”) or last-in, first-out (“LIFO”) method. Inventory accounted for under the average cost and FIFO methods are stated at the lower of cost or net realizable value. Inventory accounted for under the LIFO method is stated at the lower of cost or market. See Note 7, Inventories for additional information.
Property, Plant and Equipment
Property, plant and equipment (“PP&E”) is recorded at cost and depreciated over the estimated useful lives of the assets using, principally, the straight-line method. When PP&E is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are classified as held-for-sale.
Leases
New Enviri leases certain property and equipment under noncancelable lease agreements. New Enviri determines if a contract or arrangement contains a lease at inception. All leases are evaluated and classified as either an operating or finance lease. A lease is classified as a finance lease if any of the following criteria are met: (i) ownership of the underlying asset transfers to New Enviri by the end of the lease term; (ii) the lease contains an option to purchase the underlying asset that New Enviri is reasonably expected to exercise; (iii) the lease term is for a major part of the remaining economic life of the underlying asset; (iv) the present value of the sum of lease payments and any residual value guaranteed by New Enviri equals or exceeds substantially all of the fair value of the underlying asset; or (v) the underlying asset is of a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease that does not meet any of the finance lease classification criteria is classified as an operating lease.
Operating leases are included as Right-of-use (“ROU”) assets, net, Current portion of operating lease liabilities, and Operating lease liabilities on the Combined Balance Sheets. ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of New Enviri’s leases do not provide an implicit rate for use in determining the present value of future payments, New Enviri uses an incremental borrowing rate. This incremental borrowing rate reflects the creditworthiness of New Enviri for a lending period commensurate to the term of the lease, the standard lending practices related to such loans in the respective jurisdiction where the underlying assets are located and the local currency in which the lease is denominated. ROU assets also include any lease payments made prior to or at the lease commencement date and initial direct costs incurred, and may be reduced by any lease incentives received by the lessor. Lease terms may include options to extend or terminate the lease when it is reasonably certain that New Enviri will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term, including rent abatement periods and rent holidays. Certain of New Enviri leases are subject to annual changes in an index or are subject to adjustments for which the amounts are not readily determinable at lease inception. While lease liabilities are not remeasured as a result of changes to these costs, changes are treated as variable lease payments and recognized in the period in which the obligation for those payments were incurred.
Finance leases are included as PP&E, net; Current maturities of long-term debt and Long-term debt on the Combined Balance Sheets. Finance lease costs are split between depreciation expense related to the asset and interest expense on the lease liability, using the effective rate charged by the lessor.
New Enviri has lease agreements with both lease and non-lease components, which New Enviri has elected to account for as a single lease component. Additionally, New Enviri has elected not to record short-term leases, those with expected terms of twelve months or less, on New Enviri’s Combined Balance Sheets. See Note 10, Debt and Credit Agreements and Note 11, Leases for additional information on leases.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Goodwill
Goodwill in the New Enviri Combined Balance Sheets represents the historical goodwill balances in the New Enviri legal entities. In accordance with U.S. GAAP, goodwill is not amortized and is tested for impairment at least annually or more frequently if indicators of impairment exist or if a decision is made to dispose of a business. Goodwill is assigned among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment for which discrete financial information is available. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include declining cash flows or operating losses at the reporting unit level, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel or a more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, among others.
In applying the goodwill impairment test, New Enviri has the option to perform a qualitative test, a quantitative test or both. Under the qualitative test, New Enviri assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting units is less than its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. If after assessing these qualitative factors, New Enviri determines it is “more-likely-than-not” that the fair value of the reporting unit is less than the carrying value, New Enviri would perform a quantitative test.
The quantitative approach of testing for goodwill impairment involves comparing the current fair value of each reporting unit to the carrying value, including goodwill. New Enviri uses a discounted cash flow model (“DCF model”) to estimate the current fair value of reporting units, as the New Enviri management believes forecasted operating cash flows are the best indicator of current fair value. A number of significant assumptions and estimates are involved in the preparation of DCF models including future revenues and operating margin growth, the weighted-average cost of capital (“WACC”), tax rates, capital spending, pension funding, the impact of business initiatives and working capital projections. These assumptions and estimates may vary significantly among reporting units. DCF models are based on approved long-range plans for the early years and historical relationships and projections for later years. WACC rates are derived from internal and external factors including, but not limited to, the average market price of the New Enviri stock, shares outstanding, book value of New Enviri’s debt, the long-term risk-free interest rate, and both market and size-specific risk premiums. Due to the many variables noted above and the relative size of New Enviri’s goodwill, differences in assumptions may have a material impact on the results of New Enviri’s annual goodwill impairment testing. If the net book value of a reporting unit were to exceed New Enviri’s determination of the current fair value, then an impairment charge would be recognized as the difference between the fair value and the carrying value. See Note 9, Goodwill and Other Intangible Assets for additional information.
Long-Lived Assets Impairments (Other than Goodwill)
Long-lived assets or asset groups are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. New Enviri’s policy is to determine if an impairment loss exists when it is determined that the carrying amount of the asset or asset group exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset or asset group and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value, normally as determined in either open market transactions or through the use of a DCF model. Long-lived assets or asset groups to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. See Note 8, Property, Plant and Equipment, Net, Note 9, Goodwill and Other Intangible Assets and Note 18, Other (Income) Expenses, Net for additional information.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Deferred Financing Costs
New Enviri has incurred debt issuance costs, which are recognized as a reduction of Long-term debt on the Combined Balance Sheets. Debt issuance costs are amortized and recognized over the contractual term of the related indebtedness or shorter period, if appropriate, based upon contractual terms in Interest expense on the Combined Statements of Operations. Whenever indebtedness is modified from its original terms, an evaluation is made whether an accounting modification or extinguishment has occurred in order to determine the accounting treatment for debt issuance costs related to the debt modification. If the evaluation results in a gain (loss) on extinguishment of debt, the amount would be included in Facility fees and debt-related income (expense) on the Combined Statements of Operations. If the evaluation results in a modification of debt, unamortized costs would be amortized over the new contractual term.
Revenue Recognition
New Enviri recognizes revenues to depict the transfer of promised services and products to customers in an amount that reflects the consideration New Enviri expects to receive in exchange for those services or products. Total revenues include service revenues and product revenues from New Enviri’s HE and Rail segments.
Harsco Environmental - HE provides on-site services, under long-term contracts which may contain multiple performance obligations for material logistics, product quality improvement and resource recovery from iron, steel and metals manufacturing, and the production of aluminum dross and scrap processing systems.
•Service revenues are recognized over time as the customer simultaneously receives the benefits provided by New Enviri’s performance. New Enviri utilizes an output method based on work performed, including liquid steel tons processed, weight of material handled, etc., to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by New Enviri. Transaction prices are based on contractual terms, which may include both fixed and variable portions. The fixed portion is recognized as earned, which is typically monthly, over the contractual period. The variable portion is recognized as services are performed and differs based on the volume of services performed. Given the long-term nature of these arrangements, most contracts permit periodic adjustment of either the variable or both the fixed and variable portions based on the changes in macroeconomic indicators, including changes in commodity prices. Transaction prices, when the standalone selling price is not directly observable, are allocated to performance obligations utilizing an expected cost plus a margin approach. Amounts are typically billed and payable on a monthly basis as services are performed.
•Product revenues are recognized at the point when control transfers to the customer. Control generally transfers at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. Transaction prices are based on contractual terms, which are generally fixed and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. Amounts are billed and payable upon completion of each transaction.
•Product revenues in the aluminum dross and scrap process systems business are generally recognized over time as control is transferred to the customer. Control transfers over time because aluminum dross and scrap systems are customized, have no alternate use and New Enviri has an enforceable right to payment. New Enviri utilizes an input method based on costs incurred (“cost-to-cost method”) to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by New Enviri. Transaction prices are based on contractual terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. New Enviri may receive periodic payments associated with key milestones with any remaining consideration billed and payable upon completion of the transaction.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Harsco Rail - Rail sells railway track maintenance equipment, after-market parts and safety and diagnostic equipment and provides railway track maintenance services. Certain contracts may contain multiple performance obligations, such as a sale of equipment with services and spare parts.
•For standard railway track maintenance equipment sales, revenue is recognized at the point when control transfers to the customer. Control generally transfers at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. In certain railway track maintenance equipment sales, revenue is recognized over time because such equipment is highly customized, has no alternate use and New Enviri has an enforceable right to payment. Rail uses the cost-to-cost method to measure progress because it is the measure that best depicts the transfer of control to the customer, which occurs as costs are incurred under the contracts. Under the cost-to-cost method, the extent of progress towards completion is based on the ratio of costs incurred to total estimated costs at completion, which includes both actual costs already incurred and the estimated costs to complete. Accounting for contracts with customers using the cost-to-cost method requires significant judgment relative to assessing risks, which may include estimating contract revenues (including estimates of variable consideration, if applicable, as well as estimating any liquidating damages or penalties related to performance), estimating contract costs (including estimating engineering costs to design the machine and the material, labor and overhead manufacturing costs to build the machine), making assumptions for schedule and technical items, properly executing the engineering and design phases consistent with customer expectations; the availability and costs of labor and material resources, productivity and evaluating whether a significant financing component is present. Due to the number of years it may take to complete certain contracts and the scope and nature of the work required to be performed on those contracts, estimating total revenues and costs at completion is inherently complicated and subject to many variables. Transaction prices are based on contracted terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing either the adjusted market assessment or expected cost plus a margin approach. For certain transactions, New Enviri receives periodic payments associated with key milestones. In limited instances, those payments are intended to provide financing, with such transactions being treated as including a significant financing component. Any remaining consideration is billed and payable upon completion of the transaction. Railway track maintenance equipment revenue of approximately $32.0 million, $48.5 million and $70.9 million was recognized using the cost-to-cost method in 2025, 2024 and 2023, respectively.
•For after-market parts sales and safety and diagnostics equipment, revenue is recognized at the point when control transfers to the customer. Control generally transfers to the customer at the point of shipment for domestic orders and in accordance with the international commercial terms included in contracts for export sales. Transaction prices are based on contracted terms, which are generally fixed, and when the standalone selling price is not directly observable, allocated to performance obligations utilizing an adjusted market assessment approach. Amounts are billed and payable upon completion of each contract.
•For railway track maintenance services, revenue is recognized over time as the customer simultaneously receives the benefits provided by New Enviri’s performance. New Enviri utilizes an appropriate output method based on work performed, including footage, miles, shifts worked, etc., to measure progress, which is deemed to best depict the transfer of value to the customer and revenue earned by New Enviri. Transaction prices are based on contracted terms, which are generally variable. The variable portion is recognized as services are performed and differs based on the value of services. Given the long-term nature of these arrangements, most contracts permit periodic adjustment based on the changes in macroeconomic indicators. Transaction prices, when the standalone selling price is not directly observable, are allocated to performance obligations utilizing an expected cost plus a margin approach. Amounts are typically billed and payable on a monthly basis as services are performed.
New Enviri has elected to utilize the following practical expedients on an ongoing basis:
•New Enviri has not adjusted the promised amount of consideration for the effects of a significant financing component if New Enviri expects, at contract inception, that the period between when New Enviri transfers

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
the promised good or services to the customer and when the customer pays for that good or service would be one year or less; and
•New Enviri has elected to exclude disclosures related to unsatisfied performance obligations where the related contract has a duration of one year or less; or where the consideration is entirely variable. Accordingly, New Enviri’s disclosure related to unsatisfied performance obligations in Note 17, Revenues is limited to the fixed portion of fees related to revenues from services and products in HE and Rail.
Taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by New Enviri from a customer, are excluded from revenue. Additionally, in certain contracts, New Enviri facilitates shipping and handling activities after control has transferred to the customer. New Enviri has elected to record all shipping and handling activities as costs to fulfill a contract. In situations where the shipping and handling costs have not been incurred at the time revenue is recognized, the respective shipping and handling costs are accrued.
Income Taxes
Income taxes as presented herein attribute current and deferred income taxes of Parent to New Enviri’s stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset-and-liability method prescribed by ASC 740. Accordingly, New Enviri’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the Combined Statements of Operations may not be reflected in the consolidated financial statements and tax returns of Parent. Following the separation, New Enviri’s operating footprint as well as tax return elections and assertions may be different and therefore, New Enviri’s hypothetical income taxes, as presented in New Enviri’s Combined Statements of Operations, may not be indicative of New Enviri’s future income taxes.
New Enviri accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the Combined Financial Statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the Combined Financial Statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
New Enviri records deferred tax assets to the extent that New Enviri believes that these assets will more likely than not be realized. In making such determinations, New Enviri considers all available positive and negative evidence, including future reversals of existing deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial results. If New Enviri determines that it will not be able to realize deferred income tax assets in the future, a valuation allowance is recorded. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard for realization, the valuation allowance would be reduced accordingly in the period that such a conclusion is reached.
New Enviri prepares and files tax returns based on interpretation of tax laws and regulations and records its provision for income taxes based on these interpretations. Uncertainties may exist in estimating New Enviri’s tax provisions and in filing tax returns in the many jurisdictions in which New Enviri operates, and as a result these interpretations may give rise to an uncertain tax position. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. Each subsequent period, New Enviri determines if existing or new uncertain tax positions meet a more likely than not recognition threshold and adjusts accordingly.
New Enviri recognizes interest and penalties related to unrecognized tax benefits within Income tax expense in the accompanying Combined Statements of Operations. Liabilities for uncertain tax positions are included in Other liabilities on the Combined Balance Sheets.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The significant assumptions and estimates described in the preceding paragraphs are important contributors to the effective tax rate each year.
See Note 13, Income Taxes for additional information.
Accrued Insurance and Loss Reserves
New Enviri retains a significant portion of the risk for certain U.S. workers’ compensation, U.K. employers’ liability, automobile, general and product liability losses. Insurance reserves have been recorded that reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, New Enviri records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income (loss) in the period determined. During the years ended December 31, 2025, 2024 and 2023, New Enviri recorded insurance reserve adjustments that increased (decreased) pre-tax insurance expense from continuing operations for self-insured programs by $1.3 million, $(0.7) million and $0.3 million, respectively. At December 31, 2025 and 2024, New Enviri has recorded liabilities of $24.6 million and $19.3 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balances at December 31, 2025 and 2024 were $9.3 million and $5.4 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been included in Other current liabilities, with the remainder included in Other liabilities on the Combined Balance Sheets.
Foreign Currency Translation
The financial statements of New Enviri’s subsidiaries outside the U.S., except for Turkey and Argentina, in which the functional currency of these entities is the U.S. dollar as a result of being located in highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates at the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of Accumulated Other Comprehensive Income (Loss) (“AOCI”), on the Combined Balance Sheets. Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in Operating income (loss) from continuing operations. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in Operating income (loss) from continuing operations.
Financial Instruments and Hedging
New Enviri has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. New Enviri seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. New Enviri does not hold or issue financial instruments for trading purposes, and it is New Enviri’s policy to prohibit the use of derivatives for speculative purposes. New Enviri has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.
New Enviri executes foreign currency exchange forward contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for 90 days or less; however, where appropriate, longer-term contracts may be utilized. For those contracts that are designated as qualified cash flow hedges, gains or losses are recorded in AOCI on the Combined Balance Sheets.
New Enviri uses interest rate swaps in conjunction with certain debt issuances in order to secure a fixed interest rate. The interest rate swaps are recorded on the Combined Balance Sheets at fair value, with changes in value attributed to the effect of the swaps’ interest spread and changes in the credit worthiness of the counter-parties recorded in AOCI.
Amounts recorded in AOCI on the Combined Balance Sheets are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (e.g., the cash flows related to contracts

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). New Enviri also enters into certain forward exchange contracts that are not designated as hedges. Gains and losses on these contracts are recognized in the Combined Statements of Operations based on changes in fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized concurrently in the Combined Statements of Operations.
See Note 15, Financial Instruments, for additional information.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
4. Recently Adopted and Recently Issued Accounting Standards
The following accounting standards were adopted in 2025:
For the year ended December 31, 2025, New Enviri adopted changes issued by the Financial Accounting Standards Board (“FASB”), which require greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid for each annual reporting period. New Enviri applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. The adoption of these changes did not have any material impact on New Enviri's Combined Financial Statements. See Note 13, Income Taxes for details.
The following accounting standards have been issued and become effective for New Enviri at a future date:
In December 2025, the FASB issued an update that provides authoritative guidance on the recognition, measurement and presentation of government grants received by business entities. This update defines government grants and establishes recognition criteria and disclosure requirements. This update becomes effective starting with New Enviri’s annual financial statements for the year ended December 31, 2028 and includes the interim periods within each annual reporting period. Early adoption is permitted. New Enviri is currently evaluating the impact that this update will have on New Enviri’s financial statements.
In July 2025, the FASB issued guidance that provides an optional practical expedient for estimating future credit losses based on current accounts receivable and current contract assets that arise from certain contracts with customers. This becomes effective for annual reporting periods beginning after the year ended December 2025 and interim reporting periods within those annual reporting periods. New Enviri is currently evaluating the impact that this change will have on New Enviri's financial statements.
In November 2024, the FASB issued changes which require disaggregated disclosure of income statement expenses within the footnotes to the financial statement for each interim and annual reporting period. The changes become effective starting with New Enviri’s annual financial statements for the year ended December 31, 2027 and will be in effect for New Enviri’s interim financial statements after December 31, 2027. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. New Enviri is currently evaluating the impact that this change will have on New Enviri’s disclosures.
5. Discontinued Operations and Dispositions
Harsco Environmental Segment
On April 1, 2024, New Enviri completed the sale of Performix Metallurgical Additives, LLC (“Performix”), a subsidiary of HE, for $17.5 million, subject to normal post-closing adjustments, and recognized a gain on the sale of $1.8 million (or approximately $1.3 million after-tax). The most material classes of assets on the date of the sale were Accounts receivable of $4.7 million and Goodwill of $5.3 million.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
On August 29, 2024, New Enviri completed the sale of Reed Minerals, LLC (“Reed”), a subsidiary of HE, for $45.0 million subject to normal post-closing adjustments, and recognized a gain on sale of $8.7 million (or approximately $2.8 million after-tax). The most material classes of assets and liabilities on the date of the sale were Trade accounts receivable, net of $9.9 million, Inventories of $7.1 million, PP&E net of $10.7 million, Goodwill of $13.7 million and Accounts payable of $6.9 million.
Other
Discontinued operations include costs directly attributable to retained contingent liabilities of other previously disposed businesses.
6. Trade Accounts Receivables and Other Receivables
Accounts receivable consist of the following:

(In thousands)	December 31 2025	December 31 2024
Trade accounts receivable	$229,687	$210,184
Less: Allowance for expected credit losses	(9,624)	(12,308)
Trade accounts receivable, net	$220,063	$197,876
Other receivables (a)	$88,024	$98,042
__________________
(a)Other receivables include receivables held for the AR securitization purchased from the Enviri Clean Earth segment, employee receivables, insurance receivable, tax claims and refunds and other miscellaneous receivables not included in Trade accounts receivable, net.
The provision for expected credit losses related to trade accounts receivable was as follows:

	Years Ended December 31
(In thousands)	2025	2024	2023
Change in provision for expected credit losses	$(2,531)	$6,097	$5,459
At December 31, 2025, $7.4 million of the New Enviri trade accounts receivable were past due by twelve months or more, with $5.7 million of this amount reserved. At December 31, 2024, $7.8 million of the New Enviri trade accounts receivable were past due by twelve months or more, with $5.3 million of this amount reserved. The change in provision for credit losses during 2025 includes recoveries totaling $3.4 million of a previously reserved balance for an HE customer who had become insolvent in the fourth quarter of 2024. The 2024 reserve was $3.7 million.
Accounts Receivable Securitization Facility
In June 2022, New Enviri and its SPE entered into an AR Facility with PNC Bank, National Association (“PNC”) to accelerate cash flows from trade accounts receivable. On October 1, 2024, New Enviri renewed the AR Facility for a three-year term expiring in October 2027. The maximum purchase commitment by PNC was $150.0 million as of December 31, 2024 and was increased to $160.0 million, as amended in February 2025.
The total outstanding balance of trade receivables that have been sold and derecognized by the SPE is $160.0 million and $150.0 million as of December 31, 2025 and 2024, respectively. The SPE owned $47.5 million and $63.8 million of New Enviri’s trade receivables as of December 31, 2025 and 2024, respectively, which are included in the caption Other receivables on the Combined Balance Sheets.
In 2024, New Enviri capitalized fees of $0.4 million related to the renewal of the AR Facility which will be amortized into Facility fees and debt-related income (expense) over the new AR Facility term on a straight-line basis. These deferred fees totaled $0.3 million, $0.5 million and $0.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, New Enviri incurred fees of $8.9 million, $9.5 million, and $9.1 million, respectively, in association with the AR Facility, which were reflected in Facility fees and debt-related income (expense) in the Combined Statements of Operations.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Historically, the Clean Earth segment of Enviri participated in the AR Facility and transferred Clean Earth trade receivables to the SPE. This arrangement was captured using various intercompany transactions. As Clean Earth is not a segment within New Enviri, a related party relationship exists between the businesses. Related party notes payables at December 31, 2025 and December 31, 2024 were approximately $182.1 million and $187.0 million, respectively. See Note 19, Relationship with Parent and Related Entities footnote for additional information.
Factoring Arrangements
New Enviri maintains factoring arrangements with a financial institution to sell certain accounts receivable that are also accounted for as a sale of financial assets. The following table reflects balances for net amounts sold and program capacities for the arrangements:

(In millions)	December 31 2025	December 31 2024
Net amounts sold under factoring arrangements	$16.4	$13.3
Program capacities	21.1	18.6
Note Receivable
In January 2020, New Enviri sold the former Harsco Industrial IKG business (“IKG”) for $85.0 million including cash and a note receivable, subject to post-closing adjustments. The note receivable from the buyer has a face value of $40.0 million, bearing interest at 2.50%, that is paid in kind and matures on January 31, 2027. Due to a change in control of the ownership of IKG during 2024, prepayment of the note was required, as defined in the note receivable agreement. As such, New Enviri received a payment of $17.0 million in 2024, resulting in a pre-tax gain of $2.7 million reflected in the caption Interest income on the Combined Statements of Operations. As of December 31, 2025 and 2024, New Enviri did not have any Note receivable balances.
7. Inventories
Inventories consist of the following:

(In thousands)	December 31 2025	December 31 2024
Finished goods	$10,483	$13,749
Work-in-process	13,679	15,629
Raw materials and purchased parts	107,056	108,384
Stores and supplies	40,500	36,286
Total inventories	$171,718	$174,048
Valued at lower of cost or market:
LIFO basis	$92,939	$96,680
FIFO basis	14,050	11,349
Average cost basis	64,729	66,019
Total inventories	$171,718	$174,048
Inventories valued on a LIFO basis at December 31, 2025 and December 31, 2024 were approximately $24 million and $21 million, respectively, less than the amounts of such inventories valued at current costs. During 2024, as a result of reducing certain inventory quantities valued on a LIFO basis, loss from continuing operations decreased from that which would have been recorded on a FIFO basis by $2.6 million. There was no significant impact on loss from continuing operations as a result of reducing certain inventory quantities valued on a LIFO basis during 2025 or 2023.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
8. Property, Plant and Equipment, Net
PP&E consist of the following:

(in thousands)	Estimated Useful Lives	December 31 2025	December 31 2024
Land and improvements	5-20 years	$24,541	$23,667
Buildings and improvements (a)	10-30 years	162,000	147,407
Machinery and equipment (b)	3-20 years	1,493,339	1,379,590
Uncompleted construction	—	25,521	43,035
Gross property, plant and equipment		1,705,401	1,593,699
Less: Accumulated depreciation		(1,281,302)	(1,178,255)
Property, plant and equipment, net		$424,099	$415,444
__________________
(a)Buildings and improvements include leasehold improvements that are amortized over the shorter of their useful lives or the term of the lease.
(b)Includes information technology hardware and software.
In 2025, New Enviri recorded an impairment charge of $7.8 million related to its decision to exit a downstream products business in France, which is included in the caption Property, plant and equipment impairment charge in the Combined Statements of Operations.
In 2024, due to lower revenue projections at an HE location in the United States, New Enviri performed testing which determined that the undiscounted future cash flows were lower than the net book value of the assets at the location. The assets primarily included machinery and equipment along with other PP&E. New Enviri used a DCF model to estimate the current fair value of the PP&E (Level 3). As a result of this test, the fair value was less than book value and an impairment charge of $13.9 million was recorded, which is included in the caption Property, plant and equipment impairment charge in the Combined Statements of Operations.
In 2024, an impairment charge of $9.5 million was recorded at an HE location in the Middle East due to a change in the expected long-term use of the asset which is included in the caption Property, plant and equipment impairment charge in the Combined Statements of Operations.
In 2023, New Enviri recorded an impairment charge of $14.1 million related to abandoned equipment at a customer site of HE China, which is included in the caption Property, plant and equipment impairment charge in the Combined Statements of Operations.
9. Goodwill and Other Intangible Assets
Goodwill by Reportable Segment
The following table reflects the changes in carrying amounts of goodwill by each reporting unit for the years ended December 31, 2025 and 2024:

(In thousands)	Harsco Environmental	Harsco Rail	Combined Totals
Balance at December 31, 2023	$388,653	$13,026	$401,679
Changes to goodwill (a)	(19,031)	—	(19,031)
Goodwill impairment	—	(13,026)	(13,026)
Foreign currency translation	(9,163)	—	(9,163)
Balance at December 31, 2024	360,459	—	360,459
Foreign currency translation	18,922	—	18,922
Balance at December 31, 2025	$379,381	$—	$379,381
__________________
(a)The changes to goodwill relate to the divestitures of the Performix and Reed businesses.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
New Enviri’s methodology for determining the fair value for its reporting units is described in Note 3, Summary of Significant Accounting Policies. New Enviri tests for goodwill impairment annually as of October 1, or more frequently if indicators of impairment exist or a decision is made to dispose of a business.
The performance of New Enviri’s 2025, 2024, and 2023 annual quantitative impairment tests did not result in impairment of New Enviri’s goodwill for Harsco Environmental. The results of the 2023 annual quantitative impairments tests did not result in impairment New Enviri’s goodwill for Rail. See Note 3, Summary of Significant Accounting Policies, for New Enviri’s methodology for determining reporting unit fair value. Due to lower projections, this testing resulted in New Enviri recording a goodwill impairment charge of $13.0 million for the Rail reporting unit which is included in Goodwill and other intangible asset impairment charges on the Combined Statements of Operations for the year ended December 31, 2024. This charge had no impact on New Enviri’s cash flows or compliance with debt covenants.
Intangible Assets
Net intangible assets totaled $16.1 million and $17.8 million at December 31, 2025 and 2024, respectively. The following table reflects these intangible assets by major category:

	December 31, 2025		December 31, 2024
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	$55,237	$47,932	$51,751	$43,732
Technology related	24,508	19,647	22,880	17,477
Trade names	5,808	3,208	5,514	2,707
Patents	182	175	162	148
Other	3,105	1,782	3,457	1,863
Total	$88,840	$72,744	$83,764	$65,927
In 2024, due to the loss of a customer in Europe for HE, New Enviri recorded a $2.8 million charge to fully impair the value of a related customer relationship intangible asset, which is included in Goodwill and other intangible asset impairment charges on the Combined Statements of Operations.
Amortization expense for intangible assets was $3.0 million, $3.3 million and $4.3 million for 2025, 2024 and 2023, respectively. Intangible assets are principally amortized using the straight-line method over the estimated useful life. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.
As of December 31, 2025:

(In thousands)	2026	2027	2028	2029	2030
Estimated amortization expense (a)	$2,900	$2,500	$2,200	$2,200	$1,900
__________________
(a)These estimated amortization expense amounts do not reflect the potential effect of future foreign currency exchange rate fluctuations.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
10. Debt and Credit Agreements
New Enviri’s long-term debt consists of the following:

(In thousands)	December 31 2025	December 31 2024
Senior Secured Credit Facilities (a):
Term Loan with an interest rate of 6.08% and 6.72% at December 31, 2025 and 2024, respectively	$477,500	$482,500
Revolving Credit Facility with an average interest rate of 6.34% and 6.49% at December 31, 2025 and 2024, respectively	526,000	407,000
5.75% Senior Notes	475,000	475,000
Other financing payable (including finance leases) in varying amounts due principally through 2030 with a weighted-average interest rate of 6.08% and 6.11% at December 31, 2025 and 2024, respectively	26,763	24,449
Total debt obligations	1,505,263	1,388,949
Less: deferred financing costs	(10,818)	(12,695)
Total debt obligations, net of deferred financing costs	1,494,445	1,376,254
Less: current maturities	(14,373)	(12,213)
Long-term debt	$1,480,072	$1,364,041
__________________
(a)The current portion of long-term debt related to the Senior Secured Credit Facilities was $5.0 million with the remainder reflected as Long-term debt at December 31, 2025 and 2024.
The maturities of long-term debt for the four years following December 31, 2026 are as follows:

(In thousands)
2027	$487,701
2028	472,847
2029	527,886
2030	846
Cash payments for interest on debt were $103.1 million, $106.3 million and $103.4 million in 2025, 2024 and 2023, respectively.
On February 23, 2026, the Company amended its Senior Secured Credit Facilities to extend the maturity date of its $50.0 million non-extended revolving credit facility from March 10, 2026 to the earlier of (i) July 1, 2026 and (ii) the date on which the Company's Clean Earth segment is sold to Veolia Environnement S.A., a French société anonyme, ("Veolia") in connection with the Company's Agreement and Plan of Merger, dated November 20, 2025, by and among the Company, CLEH, Inc. ("CLEH"), a direct wholly owned subsidiary of the Company, Enviri LLC, a direct wholly owned subsidiary of CLEH, Veolia and Enviri II Corporation, a direct wholly owned subsidiary of Enviri Corporation.
On November 5, 2025, the Company entered into an amendment to the Credit Agreement governing the Senior Secured Credit Facilities ("Credit Agreement") to, among other things, modify certain levels of its total Net Debt to Consolidated Adjusted EBITDA ratio covenant and permit a distribution of the Company’s Clean Earth business, together with certain related transactions, including repayments of certain of the Company's existing indebtedness. The Company obtained the amendment because its forward-looking projections indicated that it may not meet the minimum level required by the net leverage coverage ratio and to allow for the strategic alternatives it was then currently evaluating. As a result of this amendment, the total Net Debt to Consolidated Adjusted EBITDA ratio covenant was set to 5.25x for the quarter ended December 31, 2025, 5.50x for the quarters ended March 31, 2026, June 30, 2026 and September 30, 2026, 5.00x for the quarter ended December 31, 2026 and 4.50x for the quarter ended March 31, 2027. After giving effect to the sale of the Company’s Clean Earth business, the total Net Debt to

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Consolidated Adjusted EBITDA ratio covenant will be set at 3.00x. New Enviri expects that it will be in compliance with the amended covenants. New Enviri capitalized $1.8 million of fees incurred related to the amendment.
In February 2025, the Company entered into an amendment to the Credit Agreement to reset the levels of its covenants, among other changes. As a result of this amendment, the total Net Debt to Consolidated Adjusted EBITDA ratio covenant was set to 5.00x for the quarter ended September 30, 2025, and then decreases every six months by 0.25x until reaching 4.00x for the quarter ended June 30, 2027 and thereafter. These covenants were amended as noted in the preceding paragraph. The interest coverage ratio was set to a minimum 2.50x for each quarter ended after December 31, 2024.
In September 2024, the Company amended its Senior Secured Credit Facilities to, among other things, extend the term of the Revolving Credit Facility to September 5, 2029 and adjust the limit to $625.0 million. In addition, the Company retained $50.0 million of its existing revolving commitments which were set to mature on March 10, 2026. The extended Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 75 to 125 basis points over base rate or 175 to 225 basis points over Secured Overnight Financing Rate ("SOFR") and the existing Revolving Credit Facility bears interest at a rate, depending on total net leverage, ranging from 50 to 175 basis points over base rate or 150 to 275 basis points over SOFR, in each case, subject to zero floor. New Enviri expensed $0.3 million of previously recorded deferred financing costs and capitalized $4.4 million of fees incurred related to the amendment.
The Credit Agreement imposes certain restrictions including, but not limited to, restrictions as to types and amounts of debt of liens that may be incurred by New Enviri; limitations on increases in dividend payments; limitations on repurchases of New Enviri's stock and limitations on certain acquisitions by New Enviri.
With respect to the Senior Secured Credit Facilities, the obligations of New Enviri are guaranteed by substantially all of New Enviri’s current and future wholly-owned domestic subsidiaries (“Guarantors”). All obligations under the Senior Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of New Enviri’s assets and the assets of the Guarantors.
The Credit Agreement requires certain mandatory prepayments of the Term Loan, subject to certain exceptions, based on net cash proceeds of certain sales or distributions of assets, as well as certain casualty and condemnation events, in some cases subject to reinvestment rights and certain other exceptions; net cash proceeds of any issuance of debt, excluding permitted debt issuances; and a percentage of excess cash flow, as defined by the Credit Agreement, during a fiscal year.
Facility Fees and Debt-Related Income (Expense)
The components of the Combined Statements of Operations caption Facility fees and debt-related income (expense) were as follows:

	Years ended December 31
(In thousands)	2025	2024	2023
Gain (loss) on extinguishment of debt	$—	$(325)	$—
Unused debt commitment and amendment fees	(775)	—	(12)
Securitization and factoring fees	(9,887)	(10,940)	(10,750)
Facility fees and debt-related income (expense)	$(10,662)	$(11,265)	$(10,762)

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Revolving Credit Facility
The following table shows the amount outstanding under the Revolving Credit Facility and available credit at December 31, 2025.

	December 31, 2025
(In thousands)	Facility Limit	Outstanding Balance	Outstanding Letters of Credit	Available Credit
Revolving Credit Facility	$675,000	$526,000	$24,587	$124,413
Other
Short-term borrowings totaled $11.5 million and $8.1 million at December 31, 2025 and 2024, respectively. At December 31,2025 and 2024, Short-term borrowings consisted primarily of bank overdrafts and other third-party debt. The weighted-average interest rate for short-term borrowings at December 31, 2025 and 2024 was 6.85% and 6.09%, respectively.
11. Leases
The components of lease expense were as follows:

(In thousands)	2025	2024	2023
Finance leases:
Depreciation expense	$6,293	$5,177	$4,936
Interest on lease liabilities	1,467	1,087	956
Operating leases	12,879	14,317	10,893
Variable and short-term leases	32,614	29,859	27,804
Sublease income	(7)	(7)	(7)
Total lease expense	$53,246	$50,433	$44,582
Supplemental cash flow information related to leases was as follows:

(In thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows used by operating activities - Operating leases	$14,746	$14,564	$12,529
Cash flows used by operating activities - Finance leases	1,569	1,009	844
Cash flows used by financing activities - Finance leases	8,745	5,704	5,089
ROU assets obtained in exchange for lease obligations:
Operating leases	$13,251	$11,411	$12,924
Finance leases	9,401	13,004	6,066

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Supplemental balance sheet information related to leases was as follows:

(In thousands)	2025	2024
Operating Leases:
Operating lease ROU assets	$34,267	$31,048
Current portion of operating lease liabilities	11,654	10,751
Operating lease liabilities	23,372	21,176
Finance Leases:
Property, plant and equipment, net	$24,273	$19,546
Current maturities of long-term debt	9,085	7,213
Long-term debt	17,222	17,236
Supplemental additional information related to leases was as follows:

	2025	2024
Other information:
Weighted average remaining lease term - Operating leases (in years)	3.96	4.23
Weighted average remaining lease term - Finance leases (in years)	3.70	4.44
Weighted average incremental borrowing rate - Operating leases	7.0%	6.4%
Weighted average incremental borrowing rate - Finance leases	6.1%	5.9%
Maturities of lease liabilities were as follows as of December 31, 2025:

(In thousands)	Operating Leases	Finance Leases
Year Ending December 31:
2026	$13,539	$10,404
2027	10,163	8,404
2028	7,421	5,756
2029	3,548	2,105
2030	2,116	972
After 2030	3,370	1,796
Total lease payments	40,157	29,437
Less: Imputed interest	(5,129)	(3,131)
Total lease liabilities	$35,028	$26,306
For the year ended December 31, 2025, New Enviri's leases, excluding short-term leases, have remaining terms of less than one year to approximately 18 years, some of which contain options to extend or terminate the lease terms, based on the provisions in the lease agreements. For the year ended December 31, 2024, New Enviri's leases, excluding short-term leases, have remaining terms of less than one year to approximately 19 years, some of which contain options to extend or terminate the lease terms, based on the provisions in the lease agreements. There are no material residual value guarantees or material restrictive covenants in any of New Enviri’s leases.
12. Employee Benefit Plans
Pension Benefits
New Enviri has defined benefit pension plans covering a certain number of employees. The defined benefits for salaried employees generally are based on years of service and the employee’s level of compensation during specified periods of employment. Defined benefit pension plans covering hourly employees generally provide benefits of stated amounts for each year of service. Multiemployer pension plans (“MEPP”) in which New Enviri

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
participates provide benefits to certain unionized employees. New Enviri’s funding policy for qualified plans is consistent with statutory requirements. Periodic voluntary contributions are made, as recommended, by New Enviri’s Pension Committee.
Accrued service is no longer granted to the U.S. defined benefit pension plans and a majority of international defined benefit pension plans due to the plans being frozen. In place of these plans, New Enviri has established defined contribution plans providing for New Enviri to contribute a specified matching amount for participating employees’ contributions to the plan. For U.S. employees, this match is made on employee contributions up to 4% of eligible compensation. Additionally, New Enviri may provide a discretionary contribution for eligible employees. There have been no discretionary contributions provided for the years 2025, 2024, or 2023. For non-U.S. employees, this match is up to 6% of eligible compensation with an additional 2% going towards insurance and administrative costs.
Changes in the discount rate assumption and the actual performance of plan assets, compared with the expected long-term rate of return on plan assets, are the primary drivers in the change in funded status of New Enviri’s defined benefit pension plans. These factors are components of actuarial loss (gain) and impact the amount recognized in AOCI, as such actuarial changes are not reflected directly on the Combined Statements of Operations but amortized over time as permitted by U.S. GAAP.
NPPC for U.S. and international plans for 2025, 2024 and 2023 is as follows:

	U.S. Plans			International Plans
(In thousands)	2025	2024	2023	2025	2024	2023
Net Periodic Pension Cost (Income):
Defined benefit pension plans:
Service cost	$—	$—	$—	$1,589	$1,322	$1,245
Interest cost	9,176	9,676	10,173	31,738	30,313	31,055
Expected return on plan assets	(10,247)	(8,944)	(7,000)	(28,448)	(33,049)	(31,281)
Recognized prior service costs	—	—	—	490	492	520
Recognized losses	3,216	4,179	4,601	15,331	15,034	14,234
Settlement/curtailment loss (gain)	—	—	—	(707)	(1,125)	(42)
Defined benefit pension plan cost (income)	2,145	4,911	7,774	19,993	12,987	15,731
Multiemployer pension plans	370	570	595	1,080	1,241	1,209
Defined contribution plans	3,999	3,723	3,941	6,036	5,690	5,396
Net Periodic Pension Cost (Income):	$6,514	$9,204	$12,310	$27,109	$19,918	$22,336

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The change in the financial status of the defined benefit pension plans and amounts recognized on the Combined Balance Sheets at December 31, 2025 and 2024 are as follows:

	U.S. Plans		International Plans
(In thousands)	2025	2024	2025	2024
Change in benefit obligation:
Benefit obligation at beginning of year	$186,395	$209,177	$578,204	$661,766
Service cost	—	—	1,589	1,322
Interest cost	9,176	9,676	31,738	30,313
Plan participants' contributions	—	—	12	12
Amendments	—	—	—	—
Actuarial (gain) loss	4,434	(17,591)	(5,271)	(61,009)
Settlements/curtailments	—	—	(943)	(1,363)
Benefits paid	(14,971)	(14,867)	(40,293)	(36,691)
Effect of foreign currency	—	—	44,198	(16,146)
Other	—	—	128	—
Benefit obligation at end of year	$185,034	$186,395	$609,362	$578,204
Change in plan assets:
Fair value of plan assets at beginning of year	$183,292	$180,927	$611,667	$669,021
Actual return on plan assets	16,720	9,931	18,182	(20,357)
Employer contributions	1,794	7,301	1,609	14,778
Plan participants' contributions	—	—	12	12
Settlements/curtailments	—	—	(196)	(192)
Benefits paid	(14,971)	(14,867)	(40,293)	(36,691)
Effect of foreign currency	—	—	46,324	(14,904)
Other			114
Fair value of plan assets at end of year	$186,835	$183,292	$637,419	$611,667
Funded status at end of year	$1,801	$(3,103)	$28,057	$33,463
Significant items impacting actuarial gains and losses for 2025 for U.S. plans included the actual return on the fair value of plan assets since the prior measurement date was greater than assumed, which caused the funded position to improve partially offset by a decrease in the discount rate used to measure the benefit obligation compared with the prior year, which caused the funded position to deteriorate.
Significant items impacting actuarial gains and losses for 2024 for U.S. plans included the actual return on the fair value of plan assets since the prior measurement date was greater than assumed, which caused the funded position to improve; an increase in the discount rate used to measure the benefit obligation compared with the prior year, which caused the funded position to improve; and actuarial gains resulting from demographic changes such as mortality, which improved the funded position.
Significant items impacting actuarial gains and losses for 2025 for U.K. plans included the actual return on the fair value of plan assets since the prior measurement date was less than assumed, which caused the funded position to deteriorate.
Significant items impacting actuarial gains and losses for 2024 for U.K. plans included an increase in the discount rate used to measure the benefit obligation compared with the prior year, which caused the funded position to improve; and the actual return on the fair value of plan assets since the prior measurement date was less than assumed, which caused the funded position to deteriorate.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Amounts recognized on the Combined Balance Sheets for defined benefit pension plans consist of the following at December 31, 2025 and 2024:

	U.S. Plans December 31		International Plans December 31
(In thousands)	2025	2024	2025	2024
Noncurrent assets	$14,660	$9,917	$41,157	$47,757
Current liabilities	1,726	1,713	546	507
Noncurrent liabilities	11,133	11,307	12,554	13,788
AOCI	67,004	72,260	343,103	329,887
Amounts recognized in AOCI for defined benefit pension plans consist of the following at December 31, 2025 and 2024:

	U.S. Plans		International Plans
(In thousands)	2025	2024	2025	2024
Net actuarial loss	$67,004	$72,260	$335,666	$322,522
Prior service cost	—	—	7,437	7,365
Total	$67,004	$72,260	$343,103	$329,887
New Enviri’s estimate of expected contributions to be paid in 2026 for the U.S. and international defined benefit plans total $1.7 million and $0.9 million, respectively.
Future Benefit Payments
Expected benefit payments for defined benefit pension plans over the next ten years are as follows as of December 31, 2025:

(In millions)	2026	2027	2028	2029	2030	2031-2035
U.S. Plans	$19.3	$15.5	$15.2	$15.0	$14.9	$69.8
International Plans	39.9	40.1	41.0	42.2	42.2	206.3
Net Periodic Pension Cost and Defined Benefit Pension Obligation Assumptions
The weighted-average actuarial assumptions used to determine the defined benefit pension plan NPPC for 2025, 2024 and 2023 were as follows:

	U.S. Plans December 31			International Plans December 31			Global Weighted-Average December 31
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rates	5.5%	5.0%	5.3%	5.4%	4.8%	5.0%	5.5%	4.8%	5.1%
Expected long-term rates of return on plan assets	6.8%	7.0%	7.0%	4.6%	5.3%	5.1%	5.1%	5.7%	5.5%
The expected long-term rates of return on defined benefit pension plan assets for the 2026 NPPC are 6.0% for the U.S. plans and 5.6% for the international plans. The expected global long-term rate of return on assets for 2026 is 5.7%.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31, 2025 and 2024 were as follows:

	U.S. Plans December 31		International Plans December 31		Global Weighted-Average December 31
	2025	2024	2025	2024	2025	2024
Discount rates	5.2%	5.5%	5.5%	5.4%	5.4%	5.5%
Since accrued service is no longer granted to the U.S. defined benefit plans and the majority of the international defined benefit pension plans, the rate of compensation increase did not have a significant impact on the defined benefit pension obligation at December 31, 2025 and 2024 or the defined benefit pension plan NPPC for the years ended 2025, 2024 and 2023.
The U.S. discount rate was determined using a yield curve that was produced from a universe containing approximately 1,100 U.S. dollar-denominated, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions) and excluding the 10% of the bonds with the highest deviation from the expected yield and the 10% with the lowest deviation from the expected yield within each duration group. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to corporate bond yields in the local markets, normally AA-rated corporations. The process and selection seek to approximate the cash inflows with the timing and amounts of the expected benefit payments.
Accumulated Benefit Obligation
The accumulated benefit obligation for all defined benefit pension plans at December 31, 2025 and 2024 was as follows:

	U.S. Plans December 31		International Plans December 31
(In millions)	2025	2024	2025	2024
Accumulated benefit obligation	$185.0	$186.4	$606.8	$574.5
Defined Benefit Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2025 and 2024 were as follows:

	U.S. Plans December 31		International Plans December 31
(In millions)	2025	2024	2025	2024
Projected benefit obligation	$12.9	$13.0	$21.8	$22.1
Accumulated benefit obligation	12.9	13.0	20.3	19.9
Fair value of plan assets	—	—	8.8	7.9

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
At December 31, 2025 and 2024, the asset allocations attributable to New Enviri’s U.S. defined benefit pension plans and the long-term target allocation of plan assets, by asset category, are as follows:

	Target Long-Term Allocation	Percentage of Plan Assets December 31
U.S. Plans Asset Category		2025	2024
Domestic equity securities	0%-8%	3.0%	8.8%
International equity securities	14%-24%	17.8%	21.0%
Fixed income securities	73%-83%	78.0%	65.4%
Cash and cash equivalents	Less than 5%	0.9%	0.9%
Other (a)	0%-5%	0.3%	3.9%
_________________
(a)Investments within this caption include credit collection funds.
Defined benefit pension plan assets are allocated among various categories of equities, fixed income securities and cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is to meet present and future benefit obligations through a balanced investment approach to minimize volatility and risk. New Enviri periodically conducts an asset/liability modeling study and accordingly adjusts investments among and within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.
New Enviri reviews the long-term expected return on asset assumption on a periodic basis considering a variety of factors including historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio. The model simulates 1,000 different capital market results over 20 years. The expected return-on-asset assumption for U.S. defined benefit pension plans for 2026 and 2025 is 6.0% and 6.8%, respectively.
The U.S. defined benefit pension plans’ assets include 310,000 shares at December 31, 2025 and 310,000 shares at December 31, 2024 of the Company’s common stock, valued at $5.6 million and $2.4 million, respectively. These shares represented 3.0% and 1.3% of total U.S. plan assets at December 31, 2025 and 2024, respectively.
The asset allocations attributable to New Enviri’s international defined benefit pension plans at December 31, 2025 and 2024 and the long-term target allocation of plan assets, by asset category, are as follows:

	Target Long-Term Allocation	Percentage of Plan Assets December 31
International Plans Asset Category		2025	2024
Equity securities	—%	0.8%	0.9%
Fixed income securities	97.5%	97.9%	95.0%
Cash and cash equivalents	—%	1.1%	1.8%
Other (a)	2.5%	0.2%	2.3%
_________________
(a)Investments within this caption include diversified growth funds and real estate funds.
International defined benefit pension plan assets at December 31, 2025 and 2024 in the U.K. defined benefit pension plan totaled approximately 94% and 94%, respectively, of the international defined benefit pension plan assets. The U.K. plan assets are allocated among various categories of equities, fixed income securities and cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is to reduce investment risk and better protect the improved funding position in order to meet present and future benefit obligations. New Enviri periodically conducts asset/liability modeling studies and accordingly adjusts investment amounts within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.
For the international long-term rate of return assumption, New Enviri considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
with other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets. The expected return on asset assumption for the U.K. defined benefit pension plan for 2026 and 2025 are 5.6% and 4.6%, respectively. The remaining international defined benefit pension plans, with plan assets representing approximately 6.0% of the international defined benefit pension plan assets, are under the guidance of professional investment managers and have similar investment objectives.
The fair values of New Enviri’s U.S. defined benefit pension plans’ assets at December 31, 2025 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2	Investments Valued at Net Asset Value (a)
Domestic equities:
Common stock	$5,556	$5,556	$—	$—
International equities:
Mutual funds - equities	33,158	33,158	—	—
Fixed income investments:
U.S. Treasuries and collateralized securities	21,924	—	21,924	—
Mutual funds - bonds	123,743	123,743	—	—
Cash and money market accounts	1,690	1,690	—	—
Other - partnerships/joint ventures	764	—	—	764
Total	$186,835	$164,147	$21,924	$764
__________________
(a)Certain investments that are measured at fair value using Net Asset Value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.
The fair values of New Enviri’s U.S. defined benefit pension plans’ assets at December 31, 2024 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2	Investments Valued at Net Asset Value (a)
Domestic equities:
Common stock	$2,388	$2,388	$—	$—
Mutual funds - equities	13,748	13,748	—	—
International equities:
Mutual funds - equities	38,398	38,398	—	—
Fixed income investments:
U.S. Treasuries and collateralized securities	15,673	—	15,673	—
Mutual funds - bonds	104,166	104,166	—	—
Cash and money market accounts	1,681	1,681	—	—
Other - partnerships/joint ventures	7,238	—	—	7,238
Total	$183,292	$160,381	$15,673	$7,238
__________________
(a)Certain investments that are measured at fair value using Net Asset Value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The fair values of New Enviri’s international defined benefit pension plans’ assets at December 31, 2025 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2
Equity securities:
Mutual funds - equities	$5,298		$5,298
Fixed income investments:
Mutual funds - bonds	619,014	—	619,014
Insurance contracts	4,717	—	4,717
Other:
Other mutual funds	1,381	—	1,381
Cash and money market accounts	7,009	7,009	—
Total	$637,419	$7,009	$630,410
The fair values of New Enviri’s international defined benefit pension plans’ assets at December 31, 2024 by asset class are as follows:

(In thousands)	Total	Level 1	Level 2
Equity securities:
Mutual funds - equities	$5,342	$—	$5,342
Fixed income investments:
Mutual funds - bonds	576,540	—	576,540
Insurance contracts	4,394	—	4,394
Other:
Other mutual funds	14,244	—	14,244
Cash and money market accounts	11,147	11,147	—
Total	$611,667	$11,147	$600,520
The following is a description of the valuation methodologies used for the defined benefit pension plans’ investments measured at fair value:
Level 1 Fair Value Measurements—Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market accounts and certain mutual funds are based on quoted net asset values of the shares held by the plan at year-end. The fair values of domestic and international stocks and corporate bonds, notes and convertible debentures are valued at the closing price reported in the active market on which the individual securities are traded.
Level 2 Fair Value Measurements—The fair values of investments in mutual funds for which quoted net asset values in an active market are not available are valued by the investment advisor based on the current market values of the underlying assets of the mutual fund based on information reported by the investment consistent with audited financial statements of the mutual fund. Further information concerning these mutual funds may be obtained from their separate audited financial statements. Investments in U.S. Treasury notes and collateralized securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
Multiemployer Pension Plans
New Enviri, through HE, contributes to several MEPPs under the terms of collective-bargaining agreements that cover union-represented employees, many of whom are temporary in nature. New Enviri’s total contributions to MEPPs were $1.5 million, $1.8 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
13. Income Taxes
Current income tax expense or benefit represents the amounts expected to be reported on New Enviri’s income tax returns, and deferred income tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted income tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered more likely than not to be realized.
During the periods presented in the Combined Statements of Operations, New Enviri did not file separate tax returns in the U.S. federal, and certain state and local jurisdictions, as New Enviri was included in the tax grouping of Enviri and its affiliate entities within the respective jurisdictions. Provision for income taxes included in these Combined Statements of Operations have been calculated using the separate return basis, as if New Enviri filed separate returns. New Enviri’s provision for income tax as presented in the Combined Statements of Operations may not be indicative of the income taxes that New Enviri will generate in the future.
Income (loss) from continuing operations before income taxes and equity income as reported on the Combined Statements of Operations consists of the following:

(In thousands)	2025	2024	2023
U.S.	$(162,933)	$(131,037)	$(82,073)
International	(28,842)	(30,502)	(21,868)
Total income (loss) from continuing operations before income taxes and equity income	$(191,775)	$(161,539)	$(103,941)
Income tax expense (benefit) as reported on the Combined Statements of Operations consists of the following:

(In thousands)	2025	2024	2023
Income tax expense (benefit):
Currently payable:
U.S. federal	$4	$(18)	$3
U.S. state	224	901	1,533
International	19,511	24,884	24,152
Total income taxes currently payable	19,739	25,767	25,688
Deferred U.S. federal	—	—	—
Deferred U.S. state	—	—	—
Deferred international	7,366	(3,029)	3,674
Total deferred income tax expense	7,366	(3,029)	3,674
Total income tax expense (benefit) from continuing operations	$27,105	$22,738	$29,362

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 4, Recently Adopted and Recently Issued Accounting Standards, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

(In thousands)	2025
U.S federal	$707
U.S. state and local	603
International:	—
China	5,791
India	5,253
Egypt	1,831
Other foreign jurisdictions	9,171
Total	$23,356
Cash payments for income taxes were $28.5 million and $19.9 million for 2024 and 2023, respectively. The cash payments for 2025 decreased primarily due to the payments for fiscal years 2023 and 2022 in certain foreign jurisdictions in 2024 not recurring in 2025.
A reconciliation of the income tax expense (benefit) from continuing operations to the amount computed by applying the 21% statutory U.S. federal income tax rate to income (loss) from continuing operations before income taxes and equity income after the adoption of ASU 2023-09 is as follows:

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

Reconciliation to U.S. Statutory Rate (a)	2025
(In thousands)	Amount	Rate
U.S. federal statutory tax rate	$(40,273)	21.0%
State and local income taxes, net of deferred income tax effect (b)	203	(0.1)%
Foreign tax effects:
Brazil
Changes in valuation allowance	9,761	(5.1)%
Other	(1,242)	0.7%
France
Changes in valuation allowance	2,639	(1.4)%
Other	(8)	—%
Germany
Local tax	(4,542)	2.4%
Changes in valuation allowance	8,161	(4.2)%
Other	5,144	(2.7)%
India
Other	2,279	(1.2)%
Luxembourg
Changes in valuation allowance	2,315	(1.2)%
Other	(632)	0.3%
United Kingdom
Changes in valuation allowance	3,960	(2.1)%
Other	1,756	(0.9)%
Other foreign jurisdictions	4,426	(2.3)%
Effect of cross border tax laws	176	(0.1)%
Tax credits	(1,919)	1.0%
Changes in valuation allowance	26,953	(14.0)%
Nontaxable or nondeductible items:
Nondeductible transaction costs	3,315	(1.7)%
Nondeductible executive compensation	5,569	(2.9)%
Other	(96)	—%
Changes in unrecognized tax benefits	(840)	0.4%
Effective tax rate	$27,105	(14.1)%
__________________
(a)Disaggregated in accordance with ASU 2023-09, which was adopted prospectively in 2025.
(b)The states and local jurisdictions that contribute to the majority (greater than 50%) of tax effect in this category includes New Jersey, Oregon, Pennsylvania, Iowa and New York.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
A reconciliation of the income tax expense (benefit) from continuing operations to the amount computed by applying the 21% statutory U.S. federal income tax rate to income (loss) from continuing operations before income taxes and equity income for years prior to the adoption of ASU 2023-09 is as follows:

(In thousands)	2024	2023
U.S. federal income tax expense (benefit), at statutory tax rate of 21%	$(33,923)	$(21,828)
U.S. state income taxes, net of federal income tax benefit	1,132	790
U.S. other domestic deductions and credits	(662)	(487)
Difference in effective tax rates on international earnings and remittances	29,559	25,432
Uncertain tax position contingencies and settlements	(293)	765
Changes in realization of deferred tax assets	26,709	19,861
U.S. non-deductible expenses	1,319	1,603
Nondeductible goodwill charges	3,676	—
PP&E / Intangible asset impairment	—	2,961
Foreign derived intangible income deduction	(312)	(756)
Share-based compensation	1,639	1,021
Capital loss	(6,106)	—
Total income tax expense (benefit) from continuing operations	$22,738	$29,362
At December 31, 2025, 2024 and 2023, New Enviri’s annual effective income tax rate on income (loss) from continuing operations was (14.1)%, (14.1)% and (28.3)%, respectively.
New Enviri’s international loss from continuing operations before income taxes and equity income was $28.8 million and $30.5 million for 2025 and 2024, respectively. In 2024, New Enviri recorded a $2.1 million net tax benefit from the release of a prior year deferred tax asset in Canada. In 2025, New Enviri recorded an $8.5 million valuation allowance for deferred tax asset in Brazil as it was determined to be more likely than not that they could not be realized because of lower operating income resulting from lost contracts. New Enviri’s total international income tax expense increased from $21.9 million in 2024 to $26.9 million in 2025 primarily due to the Brazil valuation allowance.
New Enviri’s international loss from continuing operations before income taxes and equity income was $30.5 million and $21.9 million for 2024 and 2023, respectively. In 2023, New Enviri recorded a $14.1 million assets impairment for one of the HE sites in China with no tax benefit. At the same time that the write-off of PPE occurred, the forecast of future taxable income was revised, resulting in decision to record a $3.7 million income tax charge of prior year deferred tax assets in China. In 2024, New Enviri recorded a $2.1 million net tax benefit from the release of a prior year deferred tax asset in Canada. New Enviri's total international income tax expense decreased from $27.8 million in 2023 to $21.9 million in 2024 primarily due to the China income tax charge from the PPE impairment not recurring in 2024.
New Enviri’s differences in income tax expense for 2025, 2024 and 2023 on international earnings and remittances were $23.9 million, $29.6 million and $25.4 million, respectively, which included U.S income tax expense on international deemed remittances of $0.2 million, $0.2 million and $0.2 million, respectively. The change is primarily due to the change in mix of income.
New Enviri’s U.S. loss from continuing operations before income taxes and equity income was $162.9 million and $131.0 million for 2025 and 2024, respectively. The increase in the loss in 2025 was driven by higher selling, general and administrative expenses (“SG&A”) in Corporate, which was primarily due to an increase in compensation costs which included higher stock-based compensation expense related to the fair value adjustment of certain performance-based long-term incentive plan awards (“LTIP”), as well as the accelerated vesting of LTIP’s for certain employees. The year ended December 31, 2025, was also negatively impacted by increased professional fees principally related to the planned sale of Clean Earth. New Enviri’s total U.S. income tax expense decreased from $0.9 million in 2024 to $0.2 million in 2025 primarily due to reduced state tax as a result of increased losses.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
New Enviri’s U.S. loss from continuing operations before income taxes and equity income was $131.0 million and $82.1 million for 2024 and 2023, respectively. The increase in the loss in 2024 was driven by an increased forward loss provision for the Network Rail contract for Rail, the Rail goodwill impairment, the Rail charge for the remeasurement of long-lived assets, partially offset by the gains from the sale of Reed and Performix. New Enviri's total U.S. income tax expense decreased from $1.5 million in 2023 to $0.9 million in 2024 primarily due to the prior year tax adjustments in certain states in 2023 not recurring in 2024.
The income tax effects of the temporary differences giving rise to New Enviri’s deferred tax assets and liabilities at December 31, 2025 and 2024 are as follows:

	2025 (a) (b)		2024 (a) (b)
(In thousands)	Asset	Liability	Asset	Liability
Depreciation and amortization	$37,980	$—	$33,924	$—
Right-of-use assets	—	8,247	—	7,367
Operating lease liabilities	8,446	—	7,557	—
Expense accruals	14,458	—	13,445	—
Inventories	472	—	2,116	—
Provision for receivables	2,349	—	2,338	—
Deferred revenue	11,588	—	10,540	—
Operating loss carryforwards	128,445	—	126,824	—
Tax credit carryforwards	14,648	—	12,830	—
Pensions	—	7,588	—	7,913
Currency adjustments	1,680	—	324	—
Section 163(j) disallowed interest expense	56,019	—	40,053	—
Research and development	—	—	3,822	—
Stock based compensation	6,806	—	6,318	—
Other	666	—	783	—
Subtotal	283,557	15,835	260,874	15,280
Valuation allowance	(262,950)	—	(233,427)	—
Total deferred income taxes	$20,607	$15,835	$27,447	$15,280
__________________
(a)Does not include approximately $1.0 billion of statutory loss carryforwards within Luxembourg for which New Enviri considers the utilization of these attributes remote and as such, approximately $230 million of a deferred tax asset or corresponding valuation allowance has not been recorded.
(b)Applies the “tax return reality” approach to reflect the tax attributes in the tax returns.
At December 31, 2025, the tax-effected amount of net operating losses (“NOLs”) totaled $128.5 million. Tax-effected NOLs from international operations are $96.1 million. Of that amount, $86.2 million can be carried forward indefinitely and $9.9 million will expire at various times between 2026 and 2045. Tax-effected U.S. federal NOLs are $15.6 million that can be carried forward indefinitely. Tax-effected U.S. state NOLs are $16.8 million. Of that amount, $2.4 million expire at various times between 2026 and 2030, $2.1 million expire at various times between 2031 and 2035, $4.3 million expire at various times between 2036 and 2040 and $8.0 million expire at various times between 2041 and 2045.
At December 31, 2024, the tax effected amount of net operating losses (“NOLs”) totaled $126.8 million. Tax effected NOLs from international operations are $114.4 million. Of that amount, $106.3 million can be carried forward indefinitely and $8.1 million will expire at various times between 2025 and 2044. Tax effected U.S. state NOLs are $12.4 million. Of that amount, $1.6 million expire at various times between 2025 and 2029, $2.0 million expires at various times between 2030 and 2034, $3.1 million expire at various times between 2035 and 2039 and $5.7 million expire at various times between 2040 and 2044.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Valuation allowances of $263.0 million and $233.4 million at December 31, 2025 and December 31, 2024, respectively, related principally to deferred tax assets for pension liabilities, NOLs, disallowed interest expense, unused foreign tax credits and R&D credits and foreign currency translation that are uncertain as to realizability. In 2025, New Enviri recorded a $16.0 million valuation allowance increase related to disallowed interest expense, a $6.3 million valuation allowance increase related to prior year losses in Brazil where New Enviri determined that it is more likely than not that these assets will not be realized, a $35.3 million valuation allowance increase related to current year losses in certain foreign jurisdictions and U.S., where New Enviri determined that it is more likely than not that these assets will not be realized, and a valuation allowance increase of $14.0 million from the effects of foreign currency translation adjustments, partially offset by a valuation allowance decrease of $37.4 million from audit adjustments and a $7.1 million valuation allowance decrease related to tax rate change in a certain foreign jurisdiction.
The U.S. Tax Cuts and Job Act of 2017 (“Tax Act”) introduced a transition tax and a territorial tax system, which was effective beginning in 2018. The territorial tax system impacts New Enviri’s overall global capital and legal entity structure, working capital, and repatriation plan on a go-forward basis. New Enviri asserts that all foreign earnings will be indefinitely reinvested to meet local cash needs. New Enviri therefore intends to limit distributions to earnings previously taxed in the U.S., or earnings that would qualify for the 100 percent dividends received deduction provided for in the Tax Act, and earnings that would not result in any significant foreign taxes. Therefore, New Enviri has not recognized a deferred tax liability on its investment in foreign subsidiaries.
New Enviri recognizes accrued interest and penalty expense related to unrecognized income tax benefits in income tax expense or benefit. New Enviri recognized income tax benefit (expense) of $0.4 million and $(0.2) million during 2025 and 2023, respectively, for interest and penalties. There was no income tax expense related to accrued interest and penalties during 2024. New Enviri has accrued $0.9 million, $1.3 million and $1.3 million for the payment of interest and penalties at December 31, 2025, 2024 and 2023, respectively.
A reconciliation of the change in the unrecognized income tax benefits balance from January 1, 2023 to December 31, 2025 is as follows:

(In thousands)	Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits
Balances, January 1, 2023	$2,114	$(14)	$2,100
Additions for tax positions related to the current year (includes currency translation adjustment)	1,195	(1)	1,194
Statutes of limitation expirations	(502)	5	(497)
Balance at December 31, 2023	2,807	(10)	2,797
Additions for tax positions related to the current year (includes currency translation adjustment)	228	—	228
Adjustments for tax positions related to prior years	(242)	—	(242)
Statutes of limitation expirations	(500)	10	(490)
Balance at December 31, 2024	2,293	—	2,293
Additions for tax positions related to the current year (includes currency translation adjustment)	619	—	619
Statutes of limitation expirations	(670)	—	(670)
Total unrecognized income tax benefits that, if recognized, would impact the effective income tax rate at December 31, 2025	$2,242	$—	$2,242
For the period ending December 31, 2024, within the next twelve months, it is reasonably possible that up to $0.6 million of unrecognized income tax benefits will be recognized upon settlement of income tax examinations and the expiration of various statutes of limitations.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
New Enviri files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. These tax returns are subject to examinations and possible challenges by the tax authorities. Positions challenged by the tax authorities may be settled or appealed by New Enviri.
The tax years that remain subject to examination for New Enviri’s major tax jurisdictions as of December 31, 2025 are shown below:

Jurisdiction	Earliest Open Year
Brazil	2021
China	2020
France	2023
United States:
Federal income tax	2022
State income tax	2019
14. Commitments and Contingencies
Environmental
New Enviri is involved in a number of environmental remediation investigations and cleanups and, along with other companies, has been identified as a potentially responsible party (“PRP”) for certain byproduct disposal sites. While each of these matters is subject to various uncertainties, it is probable that New Enviri will agree to make payments toward funding certain of these activities, and it is possible that some of these matters will be decided unfavorably to New Enviri. New Enviri has evaluated its potential liability and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected.
New Enviri evaluates its liability for future environmental remediation costs on a quarterly basis. Although actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures, New Enviri does not expect that any costs that are reasonably possible to be incurred by New Enviri in connection with environmental matters in excess of the amounts accrued would have a material adverse effect on New Enviri’s combined financial condition, results of operations or cash flows.
The following table summarizes information related to the location and undiscounted amount of New Enviri’s environmental liabilities:

(In thousands)	December 31 2025	December 31 2024
Current portion of environmental liabilities (a)	$9,020	$7,114
Long-term environmental liabilities	19,105	26,569
Total environmental liabilities	$28,125	$33,683
__________________
(a)The current portion of environmental liabilities is included in the caption Other current liabilities on the Combined Balance Sheets.
Legal Proceedings
In the ordinary course of business, New Enviri is a defendant or party to various claims and lawsuits, including those discussed below. Unless stated otherwise below, New Enviri has not determined a loss to be probable or estimable for the legal proceedings.
On January 27, 2020, the U.S. Environmental Protection Agency (“ EPA”) issued a Notice of Potential Liability to the Company, along with several other companies, concerning the Newtown Creek Superfund Site located in

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Kings and Queens Counties in New York, which alleges certain facilities formerly owned or operated by subsidiaries of the Company may have resulted in the discharge of hazardous substances into Newtown Creek or its Dutch Kills tributary. The site has been subject to CERCLA response activities since approximately 2011. The EPA expects to issue a Record of Decision for the sitewide cleanup plan no sooner than 2028 and announced, in July 2021, that it would defer its decision on a potential early action response for the lower two miles of the Creek until the site-wide studies are completed. On August 28, 2024, the EPA released a proposed plan for clean up of the East Branch portion of Newtown Creek. On January 17, 2025, the EPA released its decision approving this early action remedy for the East Branch. The Company is one of 30 PRPs that have received notices, though it is believed other PRPs may exist. The Company vigorously contests the allegations of this notice and currently does not believe that this matter will have a material effect on the Combined Financial Statements.
New Enviri has had ongoing meetings with the Kingdom of Bahrain’s Supreme Council for Environment (the “SCE”) over processing salt cakes, a processing byproduct, stored at the Al Hafeerah site. New Enviri’s Bahrain operations that produced the salt cakes have ceased operations. An Environmental Impact Assessment and Technical Feasibility Study for facilities to process the salt cakes was approved by the SCE during the first quarter of 2018. Commissioning of the facilities was completed during the third quarter of 2021 and the processing of the salt cakes has commenced, with the expectation that New Enviri would be able to sell the products that resulted from the processing in an amount that would cover the processing costs. During the fourth quarter of 2024, New Enviri concluded that, despite significant commercial efforts, as well as ongoing discussions with the SCE, it could not sufficiently recover the processing costs from these sales as it had previously estimated and, as such, recorded an additional provision of $27.2 million, which was classified in Cost of services on the Combined Statements of Operations. During the fourth quarter of 2025, New Enviri recorded an additional provision of $5.0 million based on the current expected recovery of the processing costs, including the recent agreement to sell a significant quantity of processed material to a regional buyer. New Enviri is currently exploring other options to resolve this matter in a cost-effective manner, including engaging certain entities to remove the remaining salt cakes from Bahrain, subject to a suitability analysis. New Enviri’s current reserve of $27.4 million and $31.9 million as of December 31, 2025 and 2024, respectively represents New Enviri’s best estimate of the net costs to fully resolve this matter. New Enviri will continue to evaluate this reserve and any future change in estimated costs, which could be material to New Enviri’s results of operations in any single period.
On July 27, 2018 Brazil’s Federal and Rio de Janeiro State Public Prosecution Offices (the “MPF” and “MPE”, respectively) filed a Civil Public Action against CSN, one of New Enviri’s customers, New Enviri’s Brazilian subsidiary, the Municipality of Volta Redonda, Brazil, and the Instituto Estadual do Ambiente, the state of Rio de Janeiro’s environmental protection agency, seeking the implementation of various measures to limit and reduce the accumulation of customer-owned slag at the site in Brazil. On August 6, 2018, the 3rd Federal Court in Volta Redonda (the “Volta Redonda Court”) granted the MPF and MPE an injunction against the defendants requiring, among other things, CSN and New Enviri’s Brazilian subsidiary to limit the volume of slag sent to the site. Because the customer owns the site and the slag located on the site, New Enviri believes that complying with this injunction is the steel producer’s responsibility. Nevertheless, the Volta Redonda Court issued two orders fining New Enviri and CSN for what it viewed as violations of the injunction. New Enviri appealed the fines and the underlying injunction and, beginning on March 25, 2022, the Volta Redonda Court entered a series of orders suspending the litigation proceedings and staying any additional fines and interest accruals while the parties discuss a possible resolution to the matter. The aggregate amount of fines levied against New Enviri, exclusive of interest, is approximately 32 million Brazilian reais (or approximately $6 million as of December 31, 2025). On October 5, 2024, the Volta Redonda Court determined that, as of August 1, 2024, New Enviri was not responsible for complying with the injunction because New Enviri no longer operates at the site. In May 2025, the authorities issued a settlement proposal in which CSN would perform remediation at the site and pay approximately 264 million Brazilian reais (or approximately $48 million as of December 31, 2025) and New Enviri would pay approximately 66 million Brazilian reais (or approximately $12 million as of December 31, 2025) for alleged environmental damage. New Enviri disputes that environmental damage was caused by the accumulation of slag and, as such, does not agree with the proposed payment. New Enviri and the other parties continue to discuss a potential resolution related to the portion of the authorities’ claims that allegedly occurred prior to August 1, 2024. On September 30, 2025, the public prosecutors pursuing the Civil Public Action initiated a criminal proceeding before the 2nd Federal Court in Volta Redonda against CSN and New Enviri and is seeking 431 million Brazilian reais (or approximately

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
$78 million as of December 31, 2025) from the two companies. A majority of the amount sought in this proceeding is identical to, and overlaps with, the damages sought in the Civil Public Action. The 2nd Volta Redonda Court has accepted the complaint from the public prosecutors, and both CSN and New Enviri submitted their respective defenses in January 2026. New Enviri denies that any environmental damage occurred and will defend itself vigorously. Because of multiple defenses available, including that the slag is inert and not harmful to the environment, and that the slag deposits do not belong to it, New Enviri does not believe that a loss relating to this matter is probable.
In October 2021, New Enviri received a subpoena and two indictments before the Amsterdam District Court in the Netherlands concerning New Enviri’s operations at a customer site in Ijmuiden, Netherlands. The Amsterdam Public Prosecutor’s Office (“APPO”) issued two indictments against New Enviri, alleging violations in connection with dust releases and/or events alleged to have occurred in 2018 through May 2020 at the site. The action cited provisions which permit fines for the alleged infractions and sought €0.1 million in fines with a smaller amount held in abeyance. On February 2, 2022, the APPO announced that it would further investigate residents’ claims related to this matter. On February 25, 2022, the Amsterdam District Court ruled that New Enviri was liable for only one alleged violation and that this alleged violation was unintentional. The court issued a fine of €5 thousand, to be held in abeyance. Both New Enviri and the APPO appealed this ruling. On July 19, 2024, the Court of Appeals ruled that New Enviri was liable for two intentional violations and issued a fine of €25 thousand. Both New Enviri and the APPO appealed this ruling. On April 23, 2025, the APPO withdrew its appeal of the Court of Appeal’s ruling from July 19, 2024 and New Enviri withdrew its reciprocal appeal on May 8, 2025. As such, the Court of Appeal's July 19, 2024 ruling has become final and binding. New Enviri is vigorously contesting all allegations against it and is also working with its customer to ensure the control of emissions. New Enviri has contractual indemnity rights from its customer that it believes will substantially cover any fines or penalties. Due to multiple defenses available to New Enviri, including that the majority of the alleged issues relate to the customer’s operations, New Enviri does not believe a loss is probable or potentially material.
Brazilian Tax Dispute
On December 30, 2020, New Enviri received an assessment from the municipal tax authority in Ipatinga, Brazil alleging $1.9 million in unpaid service taxes from the period 2015 to 2020. This dispute is currently in the collection action phase of the legal process and the amount assessed includes interest charges that may increase at statutorily determined amounts per month and are assessed on the aggregate amount of the principal and penalties. In addition, while in the collection action phase, the losing party could be subject to a charge to cover statutorily mandated legal fees, which are generally calculated as a percentage of the total assessed amounts due, inclusive of penalty and interest. After calculating the interest and penalties accrued, New Enviri estimates that the current overall potential liability for this case is approximately $6.8 million and $5.6 million at December 31, 2025 and 2024, respectively. On July 21, 2023, New Enviri filed the last administrative appeal against the decision that maintained the assessment and a final administrative decision is still pending. Due to the multiple defenses that are available, New Enviri does not believe a loss is probable and, as a result, no loss provision has been recorded in the Combined Financial Statements and New Enviri does not expect that any costs that are reasonably possible to be incurred by New Enviri in connection with this tax dispute would have a material adverse effect on New Enviri’s combined financial condition, results of operations or cash flows.
New Enviri intends to continue its practice of vigorously defending itself against this tax claim under various alternatives, including judicial appeal. New Enviri will continue to evaluate its potential liabilities with regard to these claims on a quarterly basis; however, it is not possible to predict the ultimate outcome.
Brazilian Labor Disputes
New Enviri is subject to ongoing collective bargaining and individual labor claims in Brazil through the Harsco Environmental Segment which allege, among other things, New Enviri’s failure to pay required amounts for overtime and vacation at certain sites. New Enviri is vigorously defending itself against these claims; however, litigation is inherently unpredictable, particularly in foreign jurisdictions. While New Enviri does not currently expect that the ultimate resolution of these claims will have a material adverse effect on New Enviri’s combined

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
financial condition, results of operations or cash flows, it is not possible to predict the ultimate outcome of these labor-related disputes.
Orion Metals Mining Pty. Ltd.
On July 11, 2018, New Enviri entered into an agreement with Orion Metals Mining Pty Ltd. (“Orion”) to provide slag processing services at Orion’s Highveld facility in South Africa. On October 3, 2018, New Enviri received a demand letter from Orion, asserting New Enviri had failed to maintain minimum monthly processing requirements in breach of said agreement. The parties entered arbitration, with Orion filing a Statement of Claim on February 15, 2019, asserting approximately $28.5 million in damages for alleged claims for misrepresentation, rescission, and breach of contract. On September 4, 2019, New Enviri counterclaimed, asserting approximately $3.4 million against Orion and its sureties for damages arising from Orion’s unlawful repudiation of the agreement. The matter thereafter became dormant, with Orion taking no action to prosecute its claims for nearly five years. In March 2025, Orion sought to revive the proceedings and its claims. On August 22, 2025, New Enviri brought a dismissal application seeking an award that Orion’s claims be dismissed for inordinate and inexcusable delay, which Orion has opposed. New Enviri vigorously contests all allegations against it. Due to the multiple defenses and counterclaims available, New Enviri does not believe a loss is probable or estimable at this time.
Asbestos Actions
New Enviri is named as one of many defendants in legal actions in the U.S. alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.
As of December 31, 2025, there were approximately 17,000 pending asbestos personal injury actions filed against New Enviri. The vast majority of these actions were filed in the New York Supreme Court (New York County), of which the majority of such actions were on the Deferred/Inactive Docket created by the New York Supreme Court in December 2002 for all pending and future asbestos actions filed by persons who cannot demonstrate that they have a malignant condition or discernible physical impairment. A relatively small portion of cases are on the Active or In Extremis docket in New York County or on active dockets in other jurisdictions. The complaints in most of those actions generally follow a form that contains a standard demand of significant damages, regardless of the individual plaintiff’s alleged medical condition, and without identifying any New Enviri product.
New Enviri will continue to vigorously defend against such claims and is confident that it will be successful in doing so. New Enviri has never been a producer, manufacturer or processor of asbestos fibers. Any asbestos-containing part of a New Enviri product used in the past was purchased from a supplier and the asbestos encapsulated in other materials such that airborne exposure, if it occurred, was not harmful and is not associated with the types of injuries alleged in the pending actions.
New Enviri has liability insurance coverage under various primary and excess policies that New Enviri believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred in the asbestos actions referred to above. The costs and expenses of the asbestos actions are being paid by New Enviri’s insurers.
In view of the persistence of asbestos litigation in the U.S., New Enviri expects to continue to receive additional claims in the future. New Enviri intends to continue its practice of vigorously defending these claims and cases. As of December 31, 2025, New Enviri has successfully dismissed approximately 28,500 cases by stipulation or summary judgment prior to trial.
It is not possible to predict the ultimate outcome of asbestos-related actions in the U.S. due to the unpredictable nature of this litigation, and no loss provision has been recorded in New Enviri’s Combined Financial Statements because a loss contingency is not deemed probable or estimable. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related actions, New Enviri does not expect that any costs that are reasonably possible to be incurred by New Enviri in connection with asbestos litigation would have a material adverse effect on New Enviri’s combined financial condition, results of operations or cash flows.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Other
On November 5, 2020, a worker suffered a fatal injury at a site owned by New Enviri’s customer, Gerdau Ameristeel US, Inc. (“Gerdau”), in Midlothian, TX. Although New Enviri was not directly involved in the accident, the worker was employed by a sub-contractor of a sub-contractor of New Enviri. On May 11, 2023, the parties completed a formal settlement agreement, settling the claims brought by the worker’s family. New Enviri paid its insurance deductible of $5.0 million and recorded an indemnification receivable from Gerdau for the recovery of certain losses based upon the contractual indemnity rights. On August 25, 2023, New Enviri initiated arbitration proceedings against Gerdau before the American Arbitration Association to enforce its contractual indemnity rights. On December 18, 2024, New Enviri and Gerdau entered into a settlement agreement to resolve New Enviri’s claims against Gerdau which settled the full indemnification receivable balance.
New Enviri is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by established reserves, and, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the combined financial position, results of operations or cash flows of New Enviri.
Insurance liabilities are recorded when it is probable that a liability has been incurred for a particular event and the amount of loss associated with the event can be reasonably estimated. Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses, including claims incurred but not reported. Inherent in these estimates are assumptions that are based on New Enviri’s history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability has been determined to be covered by third-party insurance, New Enviri records an insurance claim receivable to reflect the covered liability. Insurance claim receivables are included in Other receivables on New Enviri’s Combined Balance Sheets. See Note 3, Summary of Significant Accounting Policies for additional information on Accrued insurance and loss reserves.
15. Financial Instruments
Off-Balance Sheet Risk
As collateral for New Enviri’s performance and to insurers, New Enviri is contingently liable under standby letters of credit, bonds, bank guarantees and performance guarantees in the amounts of $382.1 million and $375.1 million at December 31, 2025 and 2024, respectively. As of December 31, 2025, the expiration periods of the standby letters of credit, bonds and bank guarantees are generally in force for approximately three years. Certain issues have no scheduled expiration date. As of December 31, 2024, the expiration periods of the standby letters of credit, bonds and bank guarantees are generally in force for approximately three years. Certain issues have no scheduled expiration date. New Enviri pays fees to various banks and insurance companies that typically range from approximately 0.3% to 4.3% per annum of the instrument's face value as of December 31, 2025. New Enviri pays fees to various banks and insurance companies that typically range from approximately 0.3% to 3.0% per annum of the instrument's face value as of December 31, 2024. If New Enviri were required to obtain replacement standby letters of credit, bonds and bank guarantees at December 31, 2025 for those currently outstanding, it is New Enviri’s opinion that the replacement costs would be within the present fee structure.
New Enviri has currency exposures in approximately 30 countries. New Enviri's primary foreign currency exposures during 2025 were in the European Union, the U.K., Brazil and China, as well as in Turkey and Argentina.
In 2024, New Enviri had currency exposures in approximately 30 countries. New Enviri's primary foreign currency exposures during 2024 were in the European Union, the U.K., Brazil and China, as well as in Egypt, Turkey and Argentina.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Off-Balance Sheet Risk—Third-Party Guarantees
Any liabilities related to New Enviri’s obligation to stand ready to act on third-party guarantees are included in Other current liabilities or Other liabilities (as appropriate) on New Enviri’s Combined Balance Sheets. Any recognition of these liabilities did not have a material impact on New Enviri’s combined financial position or results of operations for 2025 or 2024.
In the normal course of business, legal indemnifications are provided related primarily to the performance of New Enviri’s products and services and patent and trademark infringement of the products and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective products or services and, therefore, no liability is recognized related to the fair value of such guarantees.
Derivative Instruments and Hedging Activities
New Enviri uses derivative instruments, including foreign currency exchange forward contracts and interest rate swaps, to manage certain foreign currency and interest rate exposures. Derivative instruments are viewed as risk management tools by New Enviri and are not used for trading or speculative purposes. All derivative instruments are recorded on New Enviri’s Combined Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether New Enviri has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the earnings effect of the hedged forecasted transactions in a cash flow hedge. New Enviri may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply, or New Enviri elects not to apply hedge accounting.
New Enviri primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, New Enviri utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, New Enviri’s credit risk and counterparties’ credit risks, and which minimize the use of unobservable inputs. New Enviri is able to classify fair value balances based on the ability to observe those inputs. Foreign currency exchange forward contracts and interest rate swaps are based upon pricing models using market-based inputs (Level 2). Model inputs can be verified and valuation techniques do not involve significant management judgment.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). New Enviri utilizes market data or assumptions that New Enviri believes market participants would use in valuing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), and (2) an entity’s own assumptions about market participant assumptions based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described below:
•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2—Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
•Level 3—Inputs that are both significant to the fair value measurement and unobservable.
In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. New Enviri’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
The fair value of outstanding derivative contracts recorded as assets and liabilities on New Enviri’s Combined Balance Sheets was as follows:

(In thousands)	Balance Sheet Location	Fair Value of Derivatives Designated as Hedging Instruments	Fair Value of Derivatives Not Designated as Hedging Instruments	Total Fair Value
December 31, 2025
Asset derivatives (Level 2):
Foreign currency exchange forward contracts	Other current assets	$36	$1,340	$1,376
Interest rate swaps	Other current assets	887	—	887
Interest rate swaps	Other assets	313	—	313
Total		$1,236	$1,340	$2,576
Liability derivatives (Level 2):
Foreign currency exchange forward contracts	Derivative liabilities	$861	$19,978	$20,839
Total		$861	$19,978	$20,839
December 31, 2024
Asset derivatives (Level 2):
Foreign currency exchange forward contracts	Other current assets	$347	$7,590	$7,937
Interest rate swaps	Other assets	5,250	—	5,250
Total		$5,597	$7,590	$13,187
Liability derivatives (Level 2):
Foreign currency exchange forward contracts	Derivative liabilities	$80	$987	$1,067
Interest rate swaps	Derivative liabilities	217	—	217
Total		$297	$987	$1,284
All of New Enviri’s derivatives are recorded on the Combined Balance Sheets at gross amounts and not offset. All of New Enviri’s interest rate swaps and certain foreign currency exchange forward contracts are transacted under International Swaps and Derivatives Association (“ISDA”) documentation. Each ISDA master agreement permits the net settlement of amounts owed in the event of default. New Enviri’s derivative assets and liabilities are subject to enforceable master netting arrangements which, if offset, would have resulted in a $0.3 million net liability at December 31, 2025 and a $2.2 million net asset at December 31, 2024.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The effect of derivative instruments on New Enviri’s Combined Statements of Operations and the Combined Statements of Comprehensive Income (Loss) was as follows:
Derivatives Designated as Hedging Instruments

	Gain (Loss) Recognized in OCI on Derivatives			Loss (Gain) Reclassified from AOCI into Income - Effective Portion or Equity
(In thousands)	2025	2024	2023	2025	2024	2023
Foreign currency exchange forward contracts	$(2,296)	$592	$(1,696)	$1,454	$(695)	$1,638
Interest rate swaps	(3,603)	8,757	1,869	(230)	(3,018)	(2,576)
	$(5,899)	$9,349	$173	$1,224	$(3,713)	$(938)
The locations and amounts of gain (loss) recognized on the Combined Statements of Operations are as follows:

	2025
(in thousands)	Product Revenues	Interest Expense
Total amounts in the Combined Statements of Operations in which the effects of cash flow hedges are recorded	$252,214	$(106,156)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	230
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	(1,454)	—

	2024
(in thousands)	Product Revenues	Interest Expense
Total amounts in the Combined Statements of Operations in which the effects of cash flow hedges are recorded	$365,356	$(108,986)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	3,018
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	695	—

	2023
(in thousands)	Product Revenues	Interest Expense
Total amounts in the Combined Statements of Operations in which the effects of cash flow hedges are recorded	$435,339	$(106,002)
Interest rate swaps:
Gain or (loss) reclassified from AOCI into income	—	2,576
Foreign exchange contracts:
Gain or (loss) reclassified from AOCI into income	(1,638)	—
Derivatives Not Designated as Hedging Instruments

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives for the Twelve Months Ended December 31(a)
(In thousands)		2025	2024	2023
Foreign currency exchange forward contracts	Cost of services and products sold	$(43,431)	$25,184	$426

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
__________________
(a)These gains (losses) offset amounts recognized in cost of sales sold principally as a result of intercompany or third-party foreign currency exposures.
Foreign Currency Exchange Forward Contracts
New Enviri conducts business in multiple currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average monthly exchange rates during the respective periods.
New Enviri uses derivative instruments to hedge cash flows related to foreign currency fluctuations. The outstanding foreign currency exchange forward contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure by offsetting foreign currency exposures of certain future payments between New Enviri and various subsidiaries, suppliers or customers. The unsecured contracts are with major financial institutions. New Enviri may be exposed to credit loss in the event of non-performance by the contract counterparties. New Enviri evaluates the creditworthiness of the counterparties and does not expect default by them. Foreign currency exchange forward contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.
Changes in the fair value of derivatives used to hedge foreign currency denominated balance sheet items are reported directly in earnings, along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments may be accounted for as cash flow hedges, as deemed appropriate, if the criteria for hedge accounting are met. Gains and losses on derivatives designated as cash flow hedges are deferred in AOCI, a separate component of equity, and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.
The recognized gains and losses offset amounts recognized in cost of sales principally as a result of intercompany or third-party foreign currency exposures. At December 31, 2025 and December 31, 2024, the notional amounts of foreign currency exchange forward contracts were $639.0 million and $593.7 million, respectively. These contracts primarily hedge British pounds sterling and Euros against other currencies and mature through August 2027.
In addition to foreign currency exchange forward contracts, New Enviri designates certain loans as hedges of net investments in international subsidiaries. New Enviri recorded a pre-tax net loss of $3.0 million in 2025 and gains of $2.4 million and $1.1 million during 2024 and 2023, respectively, related to hedges of net investments in OCI.
Interest Rate Swaps
New Enviri uses interest rate swaps in conjunction with certain variable rate debt issuances in order to secure a fixed interest rate. Changes in the fair value attributed to the effect of the swaps’ interest spread and changes in the credit worthiness of the counter-parties are recorded in OCI.
In the first quarter of 2023, New Enviri entered into a series of interest rate swaps that matured in December 2025. The swaps had the effect of converting $300.0 million of the Term Loan from a floating interest rate to a fixed interest rate and were classified as cash flow hedges. The fixed rates provided by these swaps, ranging from 4.16% to 4.21%, replaced the adjusted SOFR rate in the interest calculation.
In October 2024, New Enviri entered into a new series of interest rate swaps that were in effect upon the maturity of the existing interest rate swaps in December 2025 and will mature in March 2028. These forward swaps have the effect of converting $300.0 million from the Term Loan from a floating interest rate to a fixed interest rate and are classified as cash flow hedges. These swaps provide fixed interest rates that range from 3.06% to 3.12% and replace the adjusted SOFR rate in the interest calculation.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Fair Value of Other Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2025 and 2024, the total fair value of long-term debt, including current maturities, was $1,504.7 million and $1,364.2 million, respectively, compared with a carrying value of $1,505.3 million and $1,388.9 million, respectively. Fair values for debt are based upon pricing models using market-based inputs (Level 2) for similar issues or on the current rates offered to New Enviri for debt of the same remaining maturities.
Concentrations of Credit Risk
Financial instruments that potentially subject New Enviri to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. New Enviri places cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any single institution.
Concentrations of credit risk with respect to accounts receivable exist in HE, which have several large customers throughout the world with significant accounts receivable balances. Consolidation in the global steel industry could result in an increase in concentration of credit risk for New Enviri.
New Enviri generally does not require collateral or other security to support customer receivables. If a receivable from one or more of New Enviri’s larger customers becomes uncollectible, it could have a material effect on New Enviri’s combined results of operations or cash flows.
16. Information by Segment and Geographic Area
New Enviri reports information about operating segments using the “management approach,” which is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. New Enviri’s reportable segments are identified based upon differences in products, services and markets served. In 2025, New Enviri had two reportable segments, HE and Rail.
Information by Geographical Areas
Countries with revenues from unaffiliated customers or net PP&E of 10% or more of the combined totals for at least one of the periods presented below are as follows:

	Revenues from Unaffiliated Customers
	Years ended December 31
(In thousands)	2025	2024	2023
By geographic location (a):
U.S.	$309,637	$400,950	$477,941
International	956,869	1,001,850	960,789
Total revenues from unaffiliated customers	$1,266,506	$1,402,800	$1,438,730
__________________
(a)Revenues are attributed to individual countries based on the location of the facility generating the revenue.

	Property, Plant and Equipment, Net
	December 31
(In thousands)	2025	2024
By geographical location:
U.S.	$86,520	$89,831
International	337,579	325,613
Total property, plant, and equipment, net	$424,099	$415,444
One customer provided in excess of 10% of New Enviri’s combined revenues in 2025, 2024 and 2023.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
In 2025, 2024 and 2023, HE had one customer that provided in excess of 10% of its revenues under multiple long-term contracts at several mill sites. Should additional consolidations occur involving some of the steel industry’s larger companies which are customers of New Enviri, it would result in an increase in concentration of credit risk for New Enviri. The loss of any one of the contracts would not have a material adverse effect upon New Enviri’s combined financial position or cash flows; however, it could have a significant effect on quarterly or annual results of operations.
In 2025, 2024 and 2023, Rail had two customers that provided more than 10% of the segment’s total revenues. The loss of either customer would not have a material adverse impact on New Enviri’s combined financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations.
Operating Information by Segment
The accounting policies for the two reportable segments are consistently applied, as described in Note 3, Summary of Significant Accounting Policies. New Enviri’s CODM is Enviri’s Chairman and Chief Executive Officer. The CODM uses segment operating income/(loss) as the profit measure to evaluate segment performance and allocate resources across segments. Corporate unallocated expenses, interest income, interest expense, facility fees and debt-related income (expense) and defined benefit pension income (expense) are centrally managed costs and are, therefore, excluded from this profit measure to provide better understanding of New Enviri’s segment operating results. The CODM considers variances of actual performance to New Enviri’s annual operating plan and periodic forecasts when making decisions.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
The following tables include information about New Enviri’s revenues and operating income (loss) from continuing operations by reporting segment, along with significant segment expenses and other segment information, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025
(In thousands)	Harsco Environmental	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total revenues	1,019,411	247,095	$1,266,506	—	$1,266,506
Less:
Cost of services and products sold(a)	857,777	251,108	1,108,885	155	1,109,040
Selling, general and administrative expenses(d)	126,464	53,647	180,111	108	180,219
Property, plant and equipment impairment charge	7,797	—	7,797	—	7,797
Other segment items(a)(b)	6,258	6,410	12,668	12,136	24,804
Operating income (loss) from continuing operations	21,115	(64,070)	$(42,955)	(12,399)	$(55,354)
Plus:
Interest income					2,032
Interest expense					(106,156)
Facility fees and debt-related income (expense)					(10,662)
Defined benefit pension income (expense)					(21,635)
Income (loss) from continuing operations before income taxes and equity income					$(191,775)

Other Segment Information:
Depreciation	108,168	4,464	$112,632	972	$113,604
Amortization(c)	2,242	713	$2,955	3,976	$6,931
Capital expenditures	84,494	7,117	$91,611	209	$91,820
Total assets	1,329,132	333,383	$1,662,515	8,132	$1,670,647

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

	Year Ended December 31, 2024
(In thousands)	Harsco Environmental	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total revenues	1,111,512	291,288	$1,402,800	—	$1,402,800
Less:
Cost of services and products sold(a)(e)	948,591	272,476	1,221,067	—	1,221,067
Selling, general and administrative expenses(d)	128,014	53,511	181,525	100	181,625
Goodwill and other intangible asset impairment charges	2,840	13,026	15,866	—	15,866
Property, plant and equipment impairment charge	23,444	—	23,444	—	23,444
Gain on sale of businesses, net	(10,029)	—	(10,029)	(449)	(10,478)
Other segment items(a)(b)	808	6,808	7,616	(5,863)	1,753
Operating income (loss) from continuing operations	17,844	(54,533)	$(36,689)	6,212	$(30,477)
Plus:
Interest income					6,795
Interest expense					(108,986)
Facility fees and debt-related income (expense)					(11,265)
Defined benefit pension income (expense)					(17,606)
Income (loss) from continuing operations before income taxes and equity income					$(161,539)

Other Segment Information:
Depreciation(e)	109,756	4,157	$113,913	1,255	$115,168
Amortization(c)(e)	3,068	269	$3,337	4,203	$7,539
Capital expenditures	98,845	4,756	$103,601	236	$103,837
Total assets	1,263,031	351,174	$1,614,205	24,271	$1,638,476

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

	Year Ended December 31, 2023
(In thousands)	Harsco Environmental	Harsco Rail	Total Segment	Corporate	Total
Segment Profit and Loss:
Total Revenues	1,141,935	296,795	$1,438,730	—	$1,438,730
Less:
Cost of services and products sold(a)(e)	942,219	277,334	1,219,553	—	1,219,553
Selling, general and administrative expenses(d)	125,974	51,893	177,867	233	178,100
Property, plant and equipment impairment charge	14,099	—	14,099	—	14,099
Other segment items(a)(b)	(2,180)	2,361	181	(1,571)	(1,390)
Operating income (loss) from continuing operations	61,823	(34,793)	$27,030	1,338	$28,368
Plus:
Interest income					6,781
Interest expense					(106,002)
Facility fees and debt-related expense					(10,762)
Defined benefit pension expense					(22,326)
Loss from continuing operations before income taxes and equity income					$(103,941)

Other Segment Information:
Depreciation(e)	113,571	4,208	$117,779	2,133	$119,912
Amortization(c)(e)	4,030	268	$4,298	3,795	$8,093
Capital expenditures	104,045	2,453	$106,498	427	$106,925
__________________
(a)Cost of services and products sold is a significant expense category provided to the CODM at the segment-level.
(b)Other segment items include amounts reflected in the Combined Financial Statement captions, Research and development costs, Cost of services and products sold and Other (income) expenses, net, on New Enviri’s Combined Statements of Operations. For the year ended December 31, 2023, there is a classification difference of approximately $2.5 million between the Cost of services and products sold and Other segment items for Enviri that is revised for the presentation of the New Enviri Combined Financial Statements.
(c)Amortization expense in Corporate relates to the amortization of deferred financing costs.
(d)Selling, general and administrative expenses by segment differ from amounts reflected in the historical Enviri consolidated financial statements due to the full allocation of corporate costs in the Combined Financial Statements. See Note 19, Relationship with Parent and Related Entities footnote for additional information.
(e)Amounts differ from the amounts reflected in the historical Enviri consolidated financial statements because of the classification of the Rail business as held for use for all periods presented in the Combined Financial Statements. Enviri had classified the Rail business as held for sale from November 2021 through February 2024 before re-classifying as held for use.
17. Revenues
New Enviri recognizes revenues to depict the transfer of promised services and products to customers in an amount that reflects the consideration New Enviri expects to receive in exchange for those services or products.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
A summary of New Enviri’s revenues by primary geographical markets as well as by key product and service groups for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31, 2025
(In thousands)	Harsco Environmental	Harsco Rail	Combined Totals
Primary Geographical Markets (a):
North America	$228,691	$141,527	$370,218
Western Europe	401,709	81,779	483,488
Latin America (b)	148,619	2,925	151,544
Asia-Pacific	118,556	20,863	139,419
Middle East and Africa	102,808	—	102,808
Eastern Europe	19,028	—	19,028
Total Revenues	$1,019,411	$247,094	$1,266,505
Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$950,829	$—	$950,829
Ecoproducts	50,816	—	50,816
Environmental systems for aluminum dross and scrap processing	17,766	—	17,766
Railway track maintenance equipment	—	83,882	83,882
After market parts and services; safety and diagnostic technology	—	101,516	101,516
Railway contracting services	—	61,696	61,696
Total Revenues	$1,019,411	$247,094	$1,266,505

	Year Ended December 31, 2024
(In thousands)	Harsco Environmental	Harsco Rail	Combined Totals
Primary Geographical Markets (a):
North America	$292,274	$173,424	$465,698
Western Europe	425,775	84,398	510,173
Latin America (b)	154,684	5,578	160,262
Asia-Pacific	117,523	27,888	145,411
Middle East and Africa	103,957	—	103,957
Eastern Europe	17,299	—	17,299
Total Revenues	$1,111,512	$291,288	$1,402,800
Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$974,284	$—	$974,284
Ecoproducts	113,800	—	113,800
Environmental systems for aluminum dross and scrap processing	23,428	—	23,428
Railway track maintenance equipment	—	113,039	113,039
After market parts and services; safety and diagnostic technology	—	117,327	117,327
Railway contracting services	—	60,922	60,922
Total Revenues	$1,111,512	$291,288	$1,402,800

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

	Year Ended December 31, 2023
(In thousands)	Harsco Environmental	Harsco Rail	Combined Totals
Primary Geographical Markets (a):
North America	$318,574	$214,893	$533,467
Western Europe	431,893	57,301	489,194
Latin America (b)	171,225	2,540	173,765
Asia-Pacific	113,800	22,061	135,861
Middle East and Africa	86,867	—	86,867
Eastern Europe	19,576	—	19,576
Total Revenues	$1,141,935	$296,795	$1,438,730
Key Product and Service Groups:
Environmental services related to resource recovery for metals manufacturing; and related logistical services	$951,992	$—	$951,992
Ecoproducts	162,291	—	162,291
Environmental systems for aluminum dross and scrap processing	27,652	—	27,652
Railway track maintenance equipment	—	128,155	128,155
After market parts and services; safety and diagnostic technology	—	121,039	121,039
Railway contracting services	—	47,601	47,601
Total Revenues	$1,141,935	$296,795	$1,438,730
___________________
(a)Revenues are attributed to individual countries based on the location of the facility generating the revenue.
(b)Includes Mexico
New Enviri may receive payments in advance of earning revenue (advances on contracts), which are included in Other current liabilities and Other liabilities on the Combined Balance Sheets. New Enviri may recognize revenue in advance of being able to contractually invoice the customer (contract assets), which is included in Other current assets on the Combined Balance Sheets. Contract assets are transferred to Trade accounts receivable, net, when the right to payment becomes unconditional. Contract assets and advances on contracts are reported as a net position, on a contract-by-contract basis, at the end of each reporting period.
New Enviri had contract assets totaling $69.1 million and $97.2 million at December 31, 2025 and 2024, respectively. The decrease is due principally to the transfer of contract assets to accounts receivable in excess of new advances. New Enviri had advances on contracts totaling $8.2 million and $23.9 million at December 31, 2025 and 2024, respectively. The decrease is due principally to recognition of revenue on previously received advances on contracts in excess of receipts of new advances on contracts during the period. During the year ended December 31, 2025, New Enviri recognized approximately $23.4 million of revenue related to amounts previously included in advances on contracts.
The table below represents the expected fulfillment year of New Enviri’s fixed, unsatisfied performance obligations, where the expected contract duration exceeds one year, by segment, and exclude any variable fees, fixed

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
fees subject to indexation and any performance obligations expected to be satisfied within one year as of December 31, 2025:

(In thousands)	Harsco Environmental	Harsco Rail
2026	$17,343	$56,710
2027	15,986	39,083
2028	14,058	6,616
2029	4,866	3,375
2030	3,277	3,375
Thereafter	3,132	9,562
Total remaining performance obligations	$58,662	$118,721
Rail is currently manufacturing highly-engineered equipment under large long-term fixed-price contracts with Network Rail, Deutsche Bahn and SBB. New Enviri has previously recognized estimated forward loss provisions related to these contracts of $32.7 million and $32.8 million for the years ended 2024 and 2023 related to these contracts due to several factors, such as material and labor cost inflation, supply chain delays, the bankruptcy of key vendors, increased engineering efforts and challenges encountered with homologation and commissioning of equipment. These challenges carried into 2025 and New Enviri recorded an additional $30.3 million forward loss provision for these contracts for the year ended December 31, 2025, as discussed further below.
For the Network Rail contract, New Enviri recorded additional loss provisions of $11.3 million in the first half of 2025. This additional loss is primarily related to increased estimated manufacturing and material costs. For 2024, New Enviri recorded an additional forward loss provision adjustment of $16.1 million. This additional loss is primarily related to increased estimated liquidated damages due to delays in the estimated delivery of the machines and increased engineering and manufacturing costs primarily as a result of design changes.
For the Deutsche Bahn contract, New Enviri recorded additional loss provisions of $5.5 million during 2025, with $18.8 million recorded in the fourth quarter, related to challenges encountered with the homologation of the initial vehicles, resulting in higher estimated costs to complete all vehicles including redesign as well as additional estimated penalties due to the resulting project delays. In the first quarter, New Enviri recorded a net favorable adjustment of $13.3 million as a result of an amendment to the contract which included additional pricing, as well as an extension of the delivery schedule for the machines which resulted in a reduction of the previous estimate of penalties recorded as an increase to revenue, offset by higher estimated material, manufacturing and engineering costs. During 2024, additional estimated forward loss provisions of $14.4 million were recorded, related principally to unexpected supplier price increases, challenges with supplier quality on key components necessitating a switch to a different supplier and increased engineering efforts that exceeded previous estimates.
For the SBB contract, New Enviri recorded net additional loss provisions of $13.5 million during 2025, with $6.4 million recorded in the fourth quarter related principally to unanticipated costs identified during the prototype commissioning of the universal vehicles, as well as higher estimated manufacturing, assembly and logistic costs. For 2024, New Enviri recorded an additional estimated forward loss provision of $2.2 million related principally to increased estimates for assembly, storage and commissioning costs for the remaining vehicles due to project delays.
The estimated forward loss provisions represent New Enviri’s best estimate based on currently available information. It is possible that New Enviri’s overall estimate of liquidated damages, penalties and costs to complete these contracts may change, which could result in an additional estimated forward loss provision at such time that could be material. New Enviri will continue to update its estimates to complete these contracts, which will include the effect of negotiations with the customers regarding price increases, change orders and extensions to delivery schedules. To that extent, New Enviri is currently in discussions with Network Rail and has sent Network Rail a letter communicating the need to bring the negotiations to closure and summarizing various options, including a substantial revision of the contract’s economic terms or finding a mutually acceptable exit to this contract. If New Enviri were to exit this contract, it could result in a material loss in that period.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
As of December 31, 2025, the contracts with Network Rail, Deutsche Bahn and SBB are 67%, 54% and 90% complete, respectively, based on costs incurred compared to the estimated costs to complete. As of December 31, 2024, the contracts with Network Rail, Deutsche Bahn and SBB are 64%, 48% and 91% complete, respectively.
New Enviri provides assurance type warranties primarily for product sales at Rail. These warranties are typically not priced or negotiated separately (there is no option to separately purchase the warranty) or the warranty does not provide customers with a service in addition to the assurance that the product complies with agreed-upon specifications. Accordingly, such warranties do not represent separate performance obligations.
18. Other (Income) Expenses, Net
The major components of this Combined Statements of Operations caption, broken out by operating segment, are as follows:

(In thousands)	2025	2024	2023
Net gains
Harsco Environmental Segment	$(3,220)	$(3,357)	$(250)
Harsco Rail Segment	(276)	—	(2,311)
Corporate	—	(3,272)	—
Total net gains	(3,496)	(6,629)	(2,561)
Employee termination benefit costs
Harsco Environmental Segment	8,036	6,013	1,977
Harsco Rail Segment	1,960	640	(645)
Corporate	327	1,179	275
Total employee termination benefit costs	10,323	7,832	1,607
Other costs (income) to exit activities
Harsco Environmental Segment	3,336	(3,615)	(7,810)
Harsco Rail Segment	(59)	9	3,576
Corporate	18,700	2,060	2,669
Total other costs (income) to exit activities	21,977	(1,546)	(1,565)
Asset impairments
Harsco Environmental Segment	583	2,771	88
Harsco Rail Segment	185	1,921	—
Total asset impairments	768	4,692	88
Contingent consideration adjustments
Corporate	—	—	(848)
Total contingent consideration adjustments	—	—	(848)
Other (income) expense	—	—	289
Total other (income) expenses, net	$29,572	$4,349	$(2,990)
Net Gains
Net gains result from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2025, gains related to assets sold principally in HE primarily in North America. In 2024, gains related to assets sold principally in Corporate primarily in North America and HE primarily in Latin America. In 2023, gains related to assets sold in Rail primarily in Asia Pacific.
Employee Termination Benefit Costs
Costs and the related liabilities associated with involuntary termination benefit costs for one-time benefit arrangements provided as part of an exit or disposal activity are recognized when a formal plan for reorganization is

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
approved at the appropriate level of management and is communicated to the affected employees. Additionally, costs associated with ongoing benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable. The employee termination benefit costs in 2025 principally related to HE primarily in Western Europe and North America; and Rail primarily in North America. The employee termination benefit costs in 2024 principally related to HE primarily in Latin America and Western Europe; and Corporate primarily in North America. The employee termination benefit costs in 2023 principally related to HE primarily in Western Europe.
Other Costs to Exit Activities
Costs associated with exit or disposal activities include costs to terminate a contract and other costs associated with exit or disposal activities. Costs to terminate a contract are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. Other costs associated with exit or disposal activities (e.g., costs to sell a business, costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in which the liability is incurred. Also included are any benefits received in relation to an exit activity, such as a contract termination fee received from a customer. In 2025, exit costs were incurred principally in Corporate related to the planned sale of Clean Earth. In 2025 exit costs were also incurred in HE, mostly in Western Europe. In 2024, exit income was recognized primarily related to a compensation settlement in HE in Latin America. In 2023, exit income was incurred principally in HE, mostly due to a $8.1 million net gain in North America related to a lease modification that resulted in a lease incentive for New Enviri to relocate a site prior to the end of the expected lease term. In 2023 exit costs were incurred related to the Rail sale efforts.
Asset Impairments
Asset impairments include impairment charges for long-lived assets, other than definite-lived intangibles, and are measured as the amount by which the carrying amount of assets exceeds their fair value. Fair value is estimated based upon the expected future realizable discounted cash flows including anticipated selling prices. Non-cash impaired asset write-downs, for long-lived assets other than definite-lived intangibles, are included in Other, net, on the Combined Statements of Cash Flows as adjustments to reconcile net income (loss) to net cash provided by operating activities. In all years presented, impaired asset write-downs were incurred primarily in HE across several regions. In 2025, Rail had an impaired asset write-down in Western Europe. In 2024, Rail had an impaired asset write-down in North America.
Contingent Consideration Adjustments
Contingent consideration adjustments are related to liabilities acquired from a prior acquisition. Each quarter, until settlement of the related contingencies, New Enviri assesses the likelihood that the acquired businesses will achieve performance goals and the resulting fair value of the contingent consideration and any future adjustments (increases or decreases) are included in operating results. In 2023, New Enviri recorded an adjustment related to expected reimbursement of net operating losses that did not occur which was the final settlement of contingencies related to the acquisition.
19. Relationship with Parent and Related Entities
Historically, New Enviri has been managed and operated in the normal course of business consistent with other affiliates of Enviri. Accordingly, certain shared costs have been allocated to New Enviri and are reflected as expenses in the Combined Financial Statements. The expenses reflected on the Combined Financial Statements may not be indicative of the actual expenses that would have incurred during the periods presented if New Enviri historically operated as a separate, stand-alone company. In addition, the expenses reflected in the Combined Financial Statements may not be indicative of expenses that New Enviri could incur in the future.
All significant intercompany transactions between New Enviri and the Parent that have not been historically cash settled are deemed to be intercompany financing transactions and are treated as contributions from or

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
distributions to the Parent. All intercompany accounts, profits and transactions among New Enviri’s combined entities have been eliminated.
Related Party Receivables and Notes Payables
The Related party notes payables of $182.1 million and of $187.0 million as of December 31, 2025 and 2024, respectively, consist of balances entirely related to the AR Securitization Facility detailed in Note 6, Trade Accounts Receivables and Other Receivables. The Related party receivable account has no balance as of December 31, 2025 and 2024. As the counterparty of these related party transactions is under common control, there is a right of offset as treasury can move cash between entities to settle balances as needed to execute the cash management strategies of New Enviri.
Allocation of Corporate Costs
The Combined Financial Statements include corporate costs incurred by the Parent for services provided to or on behalf of New Enviri, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, shared services, executive expenses and corporate initiatives. These costs consist of allocated cost pools and direct costs.
These costs have been attributed to New Enviri directly when identifiable, with the remainder allocated on the basis of revenues or headcount. Management of New Enviri considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, New Enviri. These allocations may not, however, reflect the expense New Enviri would have incurred as a separate, stand-alone company for the periods presented. Actual costs that may have been incurred if New Enviri had been a separate, stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
Total general corporate expenses incurred by Parent that are allocated to New Enviri in the Combined Statements of Operations for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Years Ended December 31
(In thousands)	2025	2024	2023
Selling, general and administrative expenses	$53,521	$45,692	$48,882
Total allocated costs	$53,521	$45,692	$48,882
Stock-Based Compensation
Enviri maintains several stock-based incentive plans (collectively, the “Plans”) for the benefit of certain of its officers, directors, and employees, including the employees of New Enviri. The following disclosures below represent our portion of the Plans maintained by Enviri in which our employees participated. All awards granted under the Plans consist of Enviri common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that New Enviri would have experienced as a separate, stand-alone company for the periods presented.
Stock-Based Compensation expense includes expense attributable to New Enviri based on awards and terms previously granted to New Enviri’s employees (“Direct Employees”) and an allocation of the Parent’s corporate and shared functional employee (“Shared Employees”) expenses. Total costs charged to New Enviri related to employee participation in the incentive plans were $10.4 million, $9.5 million and $7.2 million during the years ended

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2025, 2024 and 2023, respectively. These charges are included within the Selling, general and administrative expenses and are presented in the following table:

	Years Ended December 31
(In thousands)	2025	2024	2023
Amount Recorded for Direct Employees	$2,196	$3,215	$1,910
Amount Allocated for Shared Employees	8,160	6,240	5,293
Total Stock-Based Compensation	$10,356	$9,455	$7,203
Additionally, the Board of Directors approves the granting of PSUs to officers and certain key employees that may be earned based on the New Enviri’s total shareholder return over the three-year performance period. For 2025, a portion of the PSUs that were granted are to be settled in cash and are, therefore, accounted for as a liability with changes in value recorded through earnings at the end of each reporting period and is included in Other liabilities on New Enviri's Combined Balance Sheets. PSUs granted prior to 2025 did not have an option for cash payment. Total compensation expense related to cash-settled PSUs was $6.1 million for the year ended December 31, 2025.
20. Components of Accumulated Other Comprehensive Loss
AOCI is included on the Combined Statements of Changes in Parent Company Net Investment. The components of AOCI, net of the effect of income taxes, and activity for the years ended December 31, 2025 and 2024 are as follows:

	Components of AOCI - Net of Tax
(In thousands)	Cumulative Foreign Exchange Translation Adjustments		Effective Portion of Derivatives Designated as Hedging Instruments		Cumulative Unrecognized Actuarial Losses on Pension Obligations		Unrealized Gain (Loss) on Marketable Securities	Total
Balance at December 31, 2023	$(185,813)		$(653)		$(354,466)		$15	$(540,917)
OCI before reclassifications	(45,184)	(a)	9,450	(b)	32,598	(c)	7	(3,129)
Amounts reclassified from AOCI, net of tax	(108)		(3,713)		18,580		—	14,759
Total OCI	(45,292)		5,737		51,178		7	11,630
Less: OCI attributable to noncontrolling interests	1,225		—		—		—	1,225
OCI attributable to New Enviri	(44,067)		5,737		51,178		7	12,855
Balance at December 31, 2024	(229,880)		5,084		(303,288)		22	(528,062)
OCI before reclassifications	27,424	(a)	(5,979)	(b)	(20,461)	(c)	3	987
Amounts reclassified from AOCI, net of tax	—		1,224		18,330		—	19,554
Total OCI	27,424		(4,755)		(2,131)		3	20,541
Less: OCI attributable to noncontrolling interests	(1,859)		—		—		—	(1,859)
OCI attributable to New Enviri	25,565		(4,755)		(2,131)		3	18,682
Balance at December 31, 2025	$(204,315)		$329		$(305,419)		$25	$(509,380)

(a) Principally foreign currency fluctuation.
(b) Principally net change from periodic revaluations
(c) Principally changes due to annual actuarial remeasurements and foreign currency translation

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS
Amounts reclassified from AOCI for 2025 and 2024 are as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Affected Caption on the Consolidated Statements of Operations
(In thousands)
Amortization of defined benefit pension items(d):
Actuarial losses	$18,547	$19,213	Defined benefit pension income (expense)
Prior-service costs	490	492	Defined benefit pension income (expense)
Settlement/curtailment gain	(707)	(1,125)	Defined benefit pension income (expense)
Total before tax	18,330	18,580
Tax benefit	—	—
Total reclassification of defined benefit pension items, net of tax	$18,330	$18,580
Amortization of cash flow hedging instruments(e):
Foreign currency exchange forward contracts	$1,454	$(695)	Product revenues
Interest rate swaps	(230)	(3,018)	Interest expense
Total before tax	1,224	(3,713)
Tax benefit	—	—
Total reclassification of cash flow hedging instruments	$1,224	$(3,713)
Recognition of cumulative foreign exchange translation adjustments:
Gain on substantial liquidation of subsidiaries(f)	$—	$(108)	Other (income) expenses, net
Total reclassification of cumulative foreign exchange translation adjustments	$—	$(108)

(d) These AOCI components are included in the computation of NPPC. See Note 12, Employee Benefit Plans, for additional information.
(e) See Note 15, Financial Instruments for additional information.
(f) No tax impact.
21. Subsequent Events
These Combined Financial Statements are derived from the consolidated financial statements of Enviri, which issued its annual financial statements for the fiscal year ended December 31, 2025 on February 24, 2026. Accordingly, New Enviri has evaluated recognizable subsequent events through the date of February 24, 2026 and non-recognizable subsequent events through March 20, 2026, the date these combined financial statements were available for issuance. Based on this evaluation, management has determined that no events occurred after the balance sheet date that require adjustment to or additional disclosure in these Combined Financial Statements, except those mentioned in Note 10, Debt and Credit Agreements, and Note 14, Commitments and Contingencies.

NEW ENVIRI
(A BUSINESS OF ENVIRI CORPORATION)
SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

Schedule II - Valuation and Qualifying Accounts

(In thousands)		Additions (Deductions)
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Foreign Currency Translation Adjustments	Other		Balance at End of Period
For the year ending December 31, 2025:
Allowance for Expected Credit Losses	$12,308	$(2,531)	$728	$(881)		$9,624
Deferred Tax Assets—Valuation Allowance	233,427	58,863	16,161	(45,501)	(b)	262,950
For the year ending December 31, 2024:
Allowance for Expected Credit Losses	$6,818	$6,097	$(37)	$(570)	(a)	$12,308
Deferred Tax Assets—Valuation Allowance	213,924	32,780	(8,057)	(5,220)	(b)	233,427
For the year ending December 31, 2023:
Allowance for Expected Credit Losses	$2,047	$5,459	$(110)	$(578)	(a)	$6,818
Deferred Tax Assets—Valuation Allowance	172,924	37,512	6,882	(3,394)	(b)	213,924
__________________
(a)Includes the write-off of, net of collections, on previously reserved accounts receivable balances and changes in credit memo reserves reflected as adjustments to revenue.
(b)2025 includes a decrease of $2.1 million related to pension adjustments recorded through AOCI, a decrease of $37.4 million related to audit adjustments and a decrease of $7.1 million due to a tax rate change in a certain foreign jurisdiction. 2024 included decreases of $5.4 million related to pension adjustments recorded through AOCI. 2023 included decreases of $1.8 million related to pension adjustments recorded through AOCI and $1.8 million related to state tax rate reductions and state NOL expirations in the U.S.